Form 20-F
period 2021-12-31
Otonomo Technologies Ltd.
filed 2022-03-31
CIK 1842498

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

OR

☐          SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
Commission file number 001-40744

OTONOMO TECHNOLOGIES LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

State of Israel
(Jurisdiction of incorporation or organization)

Otonomo Technologies Ltd.
16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
(Address of principal executive offices)

Ben Volkow
Chief Executive Officer
Otonomo Technologies Ltd.
16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
+(972) 52-432-9955
(Name, Telephone, E‑mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, no par value per share	OTMO	The Nasdaq Stock Market LLC
Warrants to purchase ordinary shares	OTMOW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2021, the registrant had 132,214,733 ordinary shares issued and outstanding.

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S‑T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non‑accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b‑2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☒ Non‑accelerated filer	☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes‑Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).

Yes ☐   No ☒

CONTENTS

i

ii

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this annual report (this “Annual Report”), the terms “Otonomo,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Otonomo Technologies Ltd., together with its consolidated subsidiaries as a consolidated entity.

All references in this Annual Report to “Israeli currency” and “NIS” refer to New Israeli Shekels, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

All references in this Annual Report to “Business Combination” or “Recapitalization” refer to the transactions effected under the business combination agreement, dated as of January 31, 2021 (the “Business Combination Agreement”), by and among Software Acquisition Group Inc. II, a Delaware corporation (“SWAG”), Otonomo and Butterbur Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Otonomo (“Merger Sub”). Pursuant to the Business Combination Agreement, Merger Sub merged with and into SWAG, with SWAG surviving the merger. Upon consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement on August 13, 2021, SWAG became a wholly owned subsidiary of Otonomo.

All references in this Annual Report to the “Neura Acquisition” refer to the transactions effected under that certain Agreement and Plan of Merger, dated as of October 4, 2021, by and among Otonomo, Neura, Inc. (“Neura”) and the other parties thereto (the “Neura Merger Agreement”), pursuant to which Otonomo acquired Neura. Otonomo acquired 100% of Neura’s outstanding equity interests for transaction consideration of approximately $46.8 million, including the issuance of ordinary shares (the “Neura Shares”).

All references in this Annual Report to the “Floow Acquisition” refer to the transactions effected under that certain definitive agreement, dated as of February 26, 2022 (the “Floow SPA”), to acquire The Floow, a SaaS provider of connected insurance technology for major carriers globally (“The Floow”), in a cash and stock deal valued at approximately $69 million, including a performance-based earnout of up to $37.5 million. The aggregate cash and stock consideration to be paid and issued upon closing is valued at $31.5 million based on a share price of $2.75.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this Annual Report concerning Otonomo’s industry and the regions in which it operates, including Otonomo’s general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources and industry publications, surveys and forecasts. Otonomo has not independently verified the accuracy or completeness of any third-party information. Similarly, internal surveys, industry forecasts and market research, which Otonomo believes to be reliable based upon its management’s knowledge of the industry, have not been independently verified. While Otonomo believes that the market data, industry forecasts and similar information included in this Annual Report are generally reliable, such information is inherently imprecise. In addition, assumptions and estimates of Otonomo’s future performance and growth objectives and the future performance of its industry and the markets in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements; Market, Ranking and Other Industry Data” and “Operating and Financial Review and Prospects” in this Annual Report.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Report may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY STATEMENT REGARDING FORWARD-‑LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report, including statements regarding Otonomo’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, Otonomo’s expectations concerning the outlook for its business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of Otonomo as set forth in this Annual Report.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•	We have a limited operating history and may be unable to achieve or sustain profitability or accurately predict our future results;

•	We have a history of losses and expects to incur significant expenses and continuing losses for the foreseeable future;

•
We expect to invest substantially in research and development for the purpose of developing and commercializing new services, and these investments could significantly reduce our profitability or increase our losses and may not generate revenue for us;

•
If we do not develop enhancements to our services and introduce new services that achieve market acceptance, our growth, business, results of operations and financial condition could be adversely affected;

•	If we are unsuccessful at investing in growth opportunities, our business could be materially and adversely affected;

•
We may need to raise additional funds in the future in order to execute its business plan and these funds may not be available to us when we needs them. If we cannot raise additional funds when we needs them, our business, prospects, financial condition and operating results could be negatively affected;

•	We have experienced rapid growth, and if we fail to effectively manage our growth, then our business, results of operations and financial condition could be adversely affected;

•
We rely, in part, on partnerships to grow our business. The partnerships may not produce the expected financial or operating results we expect. In addition, if we are unable to enter into partnerships or successfully maintain them, our growth may be adversely impacted;

•
Our business depends on expanding our base of data consumers and data consumers increasing their use of our services, and our inability to expand our base of data consumers or any loss of data consumers or decline in their use of our services could materially and adversely affect our business, results of operations and financial condition;

•
If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our products may become less competitive;

•	The market for our services and platform is new and unproven, may decline or experience limited growth and is dependent in part on consumers continuing to adopt our platform and use our services;

•
We rely on the ability to access data from external providers at reasonable terms and prices. Our data providers might restrict our use of or refuse to license data, which could lead to our inability to access certain data or provide certain services and, as a result, materially and adversely affect our operating results and financial condition;

•
If we are unable to expand our relationships with existing OEMs, vehicle fleet operators and mobile data providers, micromobility data providers, Electric Vehicle’s (EV) charging data providers,  and add new OEMs, vehicle fleet operators, data providers and mobile devices, our business, results of operations and financial condition could be adversely affected; and

•	The other matters described in the section titled “Risk Factors” beginning on page 4.

Otonomo cautions you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this Annual Report. We do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.

Market, ranking and industry data used throughout this Annual Report, including statements regarding market size and technology adoption rates, is based on the good faith estimates of our management, which in turn are based upon our management’s review of internal surveys, independent industry surveys and publications, and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and “Operating and Financial Review and Prospects” in this Annual Report.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

Reserved.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward‑looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward‑looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Summary of Risk Factors

The following is a summary of certain, but not all, of the risks that could adversely affect our business, operations and financial results. If any of the risks actually occur, our business could be materially impaired, the trading price of our ordinary shares and warrants could decline, and you could lose all or part of your investment.

•	We have a limited operating history and may be unable to achieve or sustain profitability or accurately predict our future results.

•	We have a history of losses and expect to incur significant expenses and continuing losses for the foreseeable future.

•
We expect to invest substantially in research and development (“R&D”) for the purpose of developing and commercializing new services, and these investments could significantly reduce our profitability or increase our losses and may not generate revenue for us.

•
If we do not develop enhancements to our services and introduce new services that achieve market acceptance, our growth, business, results of operations and financial condition could be adversely affected.

•	If we are unsuccessful at investing in growth opportunities, our business could be materially and adversely affected.

•
We may need to raise additional funds in the future in order to execute our business plan and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.

•	We have experienced rapid growth, and if we fail to effectively manage our growth, then our business, results of operations and financial condition could be adversely affected.

•
We rely, in part, on partnerships to grow our business. The partnerships may not produce the expected financial or operating results we expect. In addition, if we are unable to enter into partnerships or successfully maintain them, our growth may be adversely impacted.

•
Our business depends on expanding our base of data consumers and data consumers increasing their use of our services, and our inability to expand our base of data consumers or any loss of data consumers or decline in their use of our services could materially and adversely affect our business, results of operations and financial condition.

•
If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our products may become less competitive.

•	The market for our services and platform is new and unproven, may decline or experience limited growth and is dependent in part on consumers continuing to adopt our platform and use our services.

•
We rely on the ability to access data from external providers at reasonable terms and prices. Our data providers might restrict our use of, or refuse to license, data, which could lead to our inability to access certain data or provide certain services and, as a result, materially and adversely affect our operating results and financial condition.

•
If we are unable to expand our relationships with existing OEMs, vehicle fleet operators and mobile data providers, micromobility data providers, Electric Vehicle’s (EV) charging data providers, and add new OEMs, vehicle fleet operators, data providers and mobile devices, our business, results of operations and financial condition could be adversely affected.

•	The other matters described in the full “Risk Factors” section below.

Risks Related to Our Business

We have a limited operating history and may be unable to achieve or sustain profitability or accurately predict our future results.

We have been focused on developing a platform to provide vehicle data services since our formation in 2015. Our limited operating history makes it difficult to evaluate our current business and future prospects and may increase the risk of our investment. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

Our losses in prior periods and accumulated deficit reflect the investments we have made to date to grow our business. We expect to have significant operating expenses in the future to further support and grow our business, including expanding the range of integrations between our platform and third-party applications and platforms, expanding our direct and indirect sales capabilities, investing in our infrastructure and R&D and integrating businesses we acquire. As a result, we may be unable to achieve or sustain profitability or accurately predict our future results. You should not consider our recent growth in revenue as indicative of our future performance. We cannot assure you that we will achieve profitability in the future, or that if we do become profitable, that we will sustain profitability.

If we fail to address the risks and difficulties that we face, including those described elsewhere in this “Risk Factors” section, our business, financial condition and results of operations could be adversely affected. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

We have a limited operating history with a history of losses and expect to incur significant expenses and continuing losses for the foreseeable future.

We have incurred net losses on an annual basis since our inception. We incurred net losses of approximately $30.9 million and $20.0 million for the years ended December 31, 2021 and 2020, respectively. We believe that we will continue to incur operating and net losses each quarter for the foreseeable future.

We expect to continue to expend substantial financial and other resources on, among other things:

•	investments in our engineering team, the development of new products, features and functionality and enhancements to our platform;

•	expansion of our operations and infrastructure;

•	increases in our investment in research and development;

•	increases in our sales and marketing activities and expanding our sales force to cover additional geographies, including outside the U.S.; and

•	general administration, including legal, accounting and other expenses related to being a public company.

These investments may not result in increased revenue or growth of our business. We also expect that our revenue growth rate will decline over time. Accordingly, we may not be able to generate sufficient revenue to offset our expected cost increases and achieve and sustain profitability. If we fail to achieve and sustain profitability, then our business, results of operations and financial condition would be adversely affected.

We expect to invest substantially in research and development for the purpose of developing and commercializing new services, and these investments could significantly reduce our profitability or increase our losses and may not generate revenue for us.

Our future growth depends on our ability to enhance our services and introduce new services that achieve market acceptance and penetrate new markets. Therefore, we plan to incur substantial research and development costs as part of our efforts to develop and commercialize new services and enhance existing services. Our research and development expenses were approximately $8.2 million and $12.1 million during the years ended December 31, 2020 and 2021, respectively, and are likely to grow in the future. Future research and development expenses will adversely affect our future results of operations. In addition, our research and development program may not produce successful results, and even if we do successfully produce new services, those services may not achieve market acceptance, create additional revenue or become profitable.

If we do not develop enhancements to our services and introduce new services that achieve market acceptance, our growth, business, results of operations and financial condition could be adversely affected.

Our ability to attract new data consumers and increase revenue from existing data consumers depends in part on our ability to enhance and improve our existing services, increase adoption and usage of our services, and introduce new services. The success of any enhancements or new services depends on several factors, including timely completion, adequate quality testing, actual performance quality, market accepted pricing levels and overall market acceptance.

Enhancements, such as additional technology features, and new services, such as software licenses and data services, that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties with our platform or other services or may not achieve the broad market acceptance necessary to generate significant revenue. Furthermore, our ability to increase the usage of our services depends, in part, on the development of new uses for our services, which may be outside of our control. Our ability to generate usage of additional services by our data consumers may also require increasingly sophisticated and more costly sales efforts and result in a longer sales cycle. If we are unable to successfully enhance our existing services to meet evolving data consumer requirements, increase adoption and usage of our services, develop new services, or if our efforts to increase the usage of our services are more expensive than we expect, then our business, results of operations and financial condition would be adversely affected.

If we are unsuccessful at investing in growth opportunities, our business could be materially and adversely affected.

We continue to invest significantly in growth opportunities, including the development of new technologies and services to meet our clients’ needs. For example, we are expanding our service offerings by providing additional services along the data value chain in the form of data storage, enrichment and visualization, adding additional technology features for licensing to OEM’s and data consumers, and offering mobility analytics, insights and intelligence solutions. We also continue to invest significantly in growth opportunities outside the U.S., and in particular Latin America and the Asia-Pacific. We consider our presence in these markets to be an important component of our growth strategy.

There is no assurance that our growth strategy will be successful or will produce a sufficient or any return on our investments. Further, if we are unable to develop new technologies and services, data consumers do not use or license our new technologies and services, our new technologies and services do not work as intended or there are delays in the availability or adoption of our new technologies and services, then we may not be able to grow our business or growth may occur slower than anticipated. Additionally, although we expect continued growth in the vehicle data market, such growth may occur more slowly or not at all, and we may not benefit from our investments.

We plan to fund growth opportunities with cash from operations or from future financings. There can be no assurance that those sources will be available in sufficient amounts to fund future growth opportunities when needed.

Any of the foregoing could have a material and adverse effect on our operating results and financial condition.

We may need to raise additional funds in the future in order to execute our business plan and these funds may not be available to us when we need them. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.

We may require additional capital in the future in order to fund our growth strategy or to respond to technological advancements, competitive dynamics or technologies, data consumer demands, business opportunities, challenges, acquisitions or unforeseen circumstances. We may also determine to raise equity or debt financing for other reasons. For example, in order to further enhance business relationships with current or potential customers or partners, we may issue equity or equity-linked securities to such current or potential customers or partners.

We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing shareholders could experience significant dilution. In addition, any debt financing we obtain in the future, whether in the form of a credit facility or otherwise, could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we requires it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. In addition, because our decision to issue debt or equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts.

We have experienced rapid growth, and if we fail to effectively manage our growth, then our business, results of operations and financial condition could be adversely affected.

We have experienced substantial growth in our business since inception. For example, we have experienced significant growth in the number of data consumers, usage and amount of data that our platform and associated infrastructure support. This growth has placed and may continue to place significant demands on our corporate culture, operational infrastructure and management. Any failure to manage our anticipated growth and organizational changes in a manner that preserves the key aspects of our culture could hurt our chance for future success, including our ability to recruit and retain personnel, and effectively focus on and pursue our corporate objectives. This, in turn, could adversely affect our business, results of operations and financial condition.

In addition, our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, compliance programs and reporting systems. We are currently in the process of strengthening our compliance programs, including our compliance programs related to export controls, privacy and cybersecurity and anti-corruption. We may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, which could have an adverse effect on our business, reputation and financial results.

We rely, in part, on partnerships to grow our business. The partnerships may not produce the expected financial or operating results we expect. In addition, if we are unable to enter into partnerships or successfully maintain them, our growth may be adversely impacted.

Historically, we have relied, in part, on a variety of partnerships covering different focus areas and data to grow our business. The majority of the partnerships allow us to provide data or data services as part of services provided by the partners, thereby increasing our customer base without the need to address the customers directly.

Any partnerships we enter into may not be on favorable terms, and the expected benefits and growth from these partnerships may not materialize as planned. We may have difficulty assimilating new partnerships and their services, technologies, IT systems and personnel into our operations. IT and data security profiles of partners may not meet our technological standards and may take longer to integrate and remediate than planned. This may result in significantly greater transaction and integration costs for future partnerships than we have experienced historically, or it could mean that we will not pursue certain partnerships where the costs of integration and remediation are too significant. These difficulties could disrupt our ongoing business, increase our expenses and adversely affect our operating results and financial condition.

Despite our past experience, opportunities to grow our business through partnerships may not be available to us in the future.

Historically, three customers have accounted for a material portion of our revenues and, therefore, the loss of those customers could materially and adversely affect our business, results of operations and financial condition.

Hylabs Ltd (“Hylabs”), Mitsubishi Motors Corporation (“Mitsubishi”), and Neotec Bio Ltd (“Neotec”), accounted for approximately 28%, 14% and 13%, respectively, of our revenue in 2021. As of the third quarter of 2021, our Vehicle-Data Marketplace Agreement and IOT HUB Software License Agreement with Mitsubishi are no longer in place. The loss of these customers could result in a significant reduction of our anticipated revenues, which could materially and adversely affect our business, results of operations and financial condition.

Our business depends on expanding our base of data consumers and data consumers increasing their use of our services, and our inability to expand our base of data consumers or any loss of data consumers or decline in their use of our services could materially and adversely affect our business, results of operations and financial condition.

Our ability to grow and generate revenue growth depends, in part, on our ability to expand our base of data consumers and maintain and grow our relationships with existing data consumers and to have them increase their usage of our platform. If we are not successful in attracting new data consumers or our existing data consumers do not increase their use of our services, then our revenue growth may decline, and our results of operations may be harmed. Data consumers are charged based on the usage of our services. Many of our data consumers do not have long-term contractual financial commitments to us and, therefore, most of our data consumers may reduce or cease their use of our services at any time without penalty or termination charges. Data consumers may terminate or reduce their use of our services for any number of reasons, including if they are not satisfied with our services, the value proposition of our services or our ability to meet their needs and expectations. We cannot accurately predict data consumers’ usage levels and our inability to attract new data consumers or the loss of data consumers or reductions in their usage levels of our services may each have a negative impact on our business, results of operations and financial condition and may slow our growth in the future if customers are not satisfied with our products, the value proposition of our products or our ability to meet their needs and expectations. If a significant number of data consumers cease using, or reduce their usage of our services, then we may be required to spend significantly more on sales and marketing than we currently plan to spend in order to maintain or increase revenue from data consumers. Such additional sales and marketing expenditures could adversely affect our business, results of operations and financial condition.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our products may become less competitive.

The market for communications in general, and vehicle data, is subject to rapid technological change, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop new services that satisfy our data consumers and provide enhancements and new features for our existing services that keep pace with rapid technological and industry change, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our platform must integrate with a variety of network, hardware, mobile and software platforms and technologies, and we need to continuously modify and enhance our services and platform to adapt to changes and innovation in these technologies. If data providers, partners or data consumers adopt new software platforms or infrastructure, we may be required to develop new or enhanced versions of our services to work with those new platforms or infrastructure. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. Any failure of our services and platform to operate effectively with evolving or new platforms and technologies could reduce the demand for our services. If we are unable to respond to these changes in a cost-effective manner, our services may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

The market for our services and platform is new and unproven and may decline or experience limited growth and is dependent in part on data consumers continuing to adopt our platform and use our services.

We have been developing and providing a cloud based platform, through which we serve as a vehicle data marketplace and mobility intelligence platform, which enables car manufacturers, drivers and service providers to be part of a connected ecosystem. This market is relatively new and unproven and is subject to a number of risks and uncertainties. We believe that our future success will significantly depend in large part on the growth, if any, of this market. The utilization of a data marketplace and mobility intelligence platform to obtain data on vehicles, drivers and the environment is still relatively new, and consumers may not recognize the need for, or benefits of, our services and platform. Moreover, if they do not recognize the need for and benefits of our services and platform, they may decide to adopt alternative services to satisfy some portion of their business needs. In order to grow our business and extend our market position, we intend to focus on educating potential customers about the benefits of our services and platform, expanding the range of our services and bringing new technologies to market to increase market acceptance and use of our platform. Our ability to expand the market that our services and platform address depends upon a number of factors, including the cost, performance and perceived value associated with such services and platform. The market for our services and platform could fail to grow significantly or there could be a reduction in demand for our services as a result of a lack of acceptance, technological challenges, competing services, decreases in spending by current and prospective customers, weakening economic conditions and other causes. If our market does not experience significant growth, or demand for our services decreases, then our business, results of operations, and financial condition could be adversely affected.

We rely on the ability to access data from external providers at reasonable terms and prices. Our data providers might restrict our use of, or refuse to license, data, which could lead to our inability to access certain data or provide certain services and, as a result, materially and adversely affect our operating results and financial condition.

We rely extensively upon vehicle data from a variety of external providers to provide our services, including data from vehicle manufacturers (“OEMs”), vehicle fleet operators, telematics service providers (“TSPs”) and mobile devices. Our data providers could increase restrictions on our use of such data, increase the price they charge us for data, or refuse altogether to license the data to us. In addition, during the term of any data supply contract, providers may fail to adhere to our data quality control standards or fail to deliver data. Further, although no single individual data provider is material to our business, if a number of providers collectively representing a significant amount of data that we use for one or more of our services were to impose additional contractual restrictions on our use of or access to data, fail to adhere to our quality-control standards, repeatedly fail to deliver data or refuse to provide data, now or in the future, our ability to provide those services to our clients could be materially adversely impacted, which may harm our operating results and financial condition. In addition, if a number of providers collectively representing a significant amount of data that we use are no longer able or are unwilling to provide us with certain data, we may need to find alternative providers.

If we are unable to identify and contract with suitable alternative data providers and efficiently and effectively integrate these data sources into our service offerings, we could experience service disruptions, increased costs, and reduced quality and availability of our services. Moreover, some of our data providers compete with us in certain service offerings, which may make us vulnerable to unpredictable price increases from them and they may elect to stop providing data to us. Significant price increases could have a material adverse effect on our operating margins and our financial position, in particular if we are unable to arrange for substitute replacement data suppliers on favorable economic terms. There can be no assurance that we would be able to obtain data from alternative suppliers if our current suppliers become unavailable. Loss of such access or the availability of data in the future on commercially reasonable terms, or at all, may reduce the quality and availability of our services, which could have a material adverse effect on our business, financial condition, and results of operations.

Some of our data suppliers face similar regulatory requirements as we do and, consequently, they may cease to be able to provide data to us or may substantially increase the fees they charge us for this data, which may make it financially burdensome or impossible for us to acquire data that is necessary to offer services. Many consumer advocates, privacy advocates, and government regulators believe that existing laws and regulations do not adequately protect privacy or ensure the accuracy of personal data. As a result, such advocates and regulators are seeking further restrictions on the dissemination or commercial use of personal information to the public and private sectors, as well as contemplating requirements relative to data accuracy and the ability of consumers to opt to have their personal data removed from databases such as ours. Any future laws, regulations, or other restrictions limiting the dissemination or use of personal information may reduce the quality and availability of the data necessary for our products and services, which could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to expand our relationships with existing OEMs and vehicle fleet operators and add new OEMs and vehicle fleet operators and other data providers, our business, results of operations and financial condition could be adversely affected.

We believe that the continued growth of our business depends in part upon developing and expanding strategic relationships with OEMs and vehicle fleet operators and other data providers. OEMs and vehicle fleet operators provide much of the data we provide as part of our services. As demand grows for data-driven products and services and customer groups join the ecosystem and expand their usage of external data, we will need to be able to provide the data in order to meet increasing market needs. Our strategy also includes contracting with other data providers to provide commercial vehicle, environmental and micro-mobility data.

If we fail to expand our relationships with existing OEMs and vehicle fleet operators or establish relationships with new OEMs and vehicle fleet operators and other data providers in a timely and cost effective manner, or at all, we will be unable to grow our business and meet our customers’ needs, which would adversely affect our business, results of operations and financial condition.

Any failure to offer high quality data user support may adversely affect our relationships with our data consumers and prospective data consumers, and adversely affect our business, results of operations and financial condition.

Many of our customers depend on our customer support team to assist them in deploying our services effectively to help them to resolve post-deployment issues quickly, and to provide ongoing support. If we do not devote sufficient resources or are otherwise unsuccessful in assisting our data consumers effectively, we could adversely affect our ability to retain existing data consumers and could prevent prospective data consumers from adopting our services. We may be unable to respond quickly enough to accommodate short-term increases in demand for customer support. We also may be unable to modify the nature, scope and delivery of our customer support to compete with changes in the support services provided by our competitors. Increased demand for customer support, without corresponding revenue, could increase costs and adversely affect our business, results of operations and financial condition. Our revenues are highly dependent on our business reputation. Any failure to maintain high quality customer support, or a market perception that we do not maintain high quality customer support, could erode customer trust and adversely affect our reputation, business, results of operations and financial condition.

Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on our results of operations.

Our business is directly affected by, and significantly dependent on, business cycles and other factors affecting the global automobile industry and global economy generally. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales can be affected by our automotive OEM customers’ ability to continue operating in response to challenging economic conditions and in response to regulatory requirements and other factors. The volume of automotive production in North America, Europe and the rest of the world has fluctuated, sometimes significantly, from year to year.

We expect any such fluctuations to give rise to fluctuations in the demand for our products. Reductions in automotive sales could slow the increasing connectivity of vehicles, as new vehicles have greater connectivity that older ones, and would slow the demand for data-driven products and services. In addition, a reduction in the number of vehicles would reduce the potential number of data consumers for our services. Any significant adverse change in automotive production and sales could have a material adverse effect on our business, results of operations and financial condition.

The market in which we participate is intensely competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.

The market for vehicle data is rapidly evolving and highly competitive, with relatively low barriers to entry in some areas. Our future success will depend on our ability to maintain our lead by continuing to develop and protect from infringement advanced technology in a timely manner and to stay ahead of existing and new competitors. We currently face competition from a range of companies seeking to establish and develop relationships with OEMs and other data providers. Our competitors are also working to advance technology, performance and innovation in their development of new and improved solutions.

Our direct competitors focus on data provision, services to manage and structure data and consent management. Our indirect competitors include service providers and personal use case companies, which focus on enabling services via APIs and connecting service providers with customers’ personally identifiable information (“PII”), as well as industry-specific data and service providers for location-based services, fleet management and repair and maintenance. Additionally, technology companies, such as Google and Alibaba, and vehicle operating system providers, such as Huawei and Baidu, are potential competitors to our platform, as are companies providing cloud computing platforms and APIs, such as Amazon Web Services and Microsoft. In addition, we face potential competition from our vertically integrated data providers which may elect to directly provide more data-related services as part of their business.

The principal competitive factors in our market include completeness of offering, ease of integration and programmability, product features, platform scalability, and performance and cost.

Some of our competitors and potential competitors are larger and have greater name recognition, longer operating histories, more established customer relationships, larger budgets and significantly greater resources than we do. In addition, some have the operating flexibility to bundle competing products and services at little or no perceived incremental cost, including offering them at a lower price as part of a larger sales transaction. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements.

With the introduction of new services and new market entrants, we expect competition to intensify in the future. Increased competition may result in pricing pressure and reduced margins and may impede our ability to increase the sales of our products or cause us to lose market share, any of which will adversely affect our business, results of operations and financial condition.

We expect our results of operations to fluctuate on a quarterly and annual basis, which could cause the price of our securities to fluctuate or decline.

Our quarterly results of operations have fluctuated in the past and may vary significantly in the future. As such, historical comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and may not fully reflect the underlying performance of our business. These fluctuations could adversely affect our ability to meet our expectations or those of securities analysts or investors. If we do not meet these expectations for any period, the value of our business and our securities could decline significantly. Factors that may cause these quarterly fluctuations include, without limitation, those listed below:

•	The timing of revenues generated in any quarter;

•	Pricing changes we may adopt to drive market adoption or in response to competitive pressure;

•	Our ability to retain our existing customers and attract new customers;

•	Our ability to integrate acquired companies and businesses;

•	Our ability to develop, introduce and sell services and products in a timely manner that meet customer requirements;

•	Disruptions in our sales channels or termination of our relationship with partners;

•	Delays in customers’ purchasing cycles or deferments of customers’ purchases in anticipation of new services or updates from us or our competitors;

•	Fluctuations in demand pressures for our products;

•	The mix of services sold in any quarter;

•	The duration of the global COVID-19 pandemic and the time it takes for economic recovery;

•	The timing and rate of broader market adoption of our data service platform;

•	Market acceptance of our services and further technological advancements by our competitors and other market participants;

•	Any change in the competitive dynamics of our markets, including consolidation of competitors, regulatory developments and new market entrants;

•	Changes in the source, cost, availability of and regulations pertaining to materials we use;

•	Adverse litigation, judgments, settlements or other litigation-related costs, or claims that may give rise to such costs; and

•	General economic, industry and market conditions, including trade disputes.

Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

Factors that could materially affect our future, effective tax rates, include but are not limited to:

•	Changes in tax laws or the regulatory environment;

•	Changes in accounting and tax standards or practices;

•	Changes in the composition of operating income by tax jurisdiction; and

•	Our operating results before taxes.

Because we do not have a long history of operating at our present scale and we have significant expansion plans, our effective tax rate may fluctuate in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under U.S. GAAP, changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws.

Changes in our product mix may impact our financial performance.

Our financial performance can be affected by the mix of services we sell during a given period. If our sales include more of the lower gross margin services than higher gross margin products, our results of operations and financial condition may be adversely affected. There can be no guarantees that we will be able to successfully alter our service mix so that we are selling more of our high gross margin products. In addition, our earnings forecasts and guidance are expected to include assumptions about product sales mixes. If actual results vary from this projected product mix of sales, our results of operations and financial condition could be adversely affected.

We are highly dependent on the services of our CEO and founder, Ben Volkow.

We are highly dependent on our CEO and founder, Ben Volkow. Mr. Volkow has acted as our Chief Executive Officer since our inception, and as such, is deeply involved in all aspects of our business, including product development. The loss of Mr. Volkow would adversely affect our business because this could make it more difficult to, among other things, compete with other market participants, manage our R&D activities and retain existing customers or cultivate new ones. Negative public perception of, or negative news related to, Mr. Volkow may adversely affect our brand, relationship with customers or standing in the industry.

Our business depends on our ability to attract and retain highly skilled personnel and senior management.

Competition for highly-skilled personnel is often intense, especially in Israel, where our principal office is located, and we may incur significant costs to attract them. We may face challenges in attracting or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity or equity awards declines, it may adversely affect our ability to retain highly skilled employees. Our success depends in part on the attraction, retention and motivation of executive personnel critical to the business and our operations. If we fail to attract new personnel or fail to retain and motivate our current personnel, we could face disruptions in our operations, strategic relationships, key information, expertise or know-how and unanticipated recruitment and onboarding costs, and our business and future growth prospects could be adversely affected.

Our sales and operations in international markets expose us to operational, financial and regulatory risks.

A core component of our growth strategy is international expansion. While we have committed resources to expanding our international operations and sales channels, these efforts may not be successful. International operations are subject to a number of other risks, including:

•	Exchange rate fluctuations;

•	Political and economic instability, international terrorism and anti-American sentiment, particularly in emerging markets;

•	Global or regional health crises, such as the COVID-19 pandemic;

•	Potential for violations of anti-corruption laws and regulations, such as those related to bribery and fraud;

•	Preference for locally branded products, and laws and business practices favoring local competition;

•	Potential consequences of, and uncertainty related to, the “Brexit” process in the United Kingdom, which could lead to additional expense and complexity in doing business there;

•	Delayed revenue recognition;

•	Less effective protection of intellectual property;

•
Stringent regulation of the autonomous or other systems, or products using our products and rigorous consumer protection and product compliance regulations, including but not limited to General Data Protection Regulation in the European Union, European competition law, the Restriction of Hazardous Substances directive, the Waste Electrical and Electronic Equipment directive and the European Ecodesign directive that are costly to comply with, and may vary from country to country;

•	Difficulties and costs of staffing and managing foreign operations;

•	Import and export laws and the impact of tariffs; and

•	Changes in local tax and customs duty laws or changes in the enforcement, application or interpretation of such laws.

As a result of these and other factors, international expansion may be more difficult, take longer and not generate the results we anticipate, which could negatively impact our growth and business.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, global pandemics, and interruptions by man-made problems, such as network security breaches, computer viruses or terrorism. Material disruptions of our business or information systems resulting from these events could adversely affect our operating results.

A significant natural disaster, such as an earthquake, fire, flood or significant power outage or other similar events, such as infectious disease outbreaks or pandemic events, including the COVID-19 pandemic, could have an adverse effect on our business and operating results. The COVID-19 pandemic has produced meaningful operational challenges and we expect to continue to experience disruptions in our business. COVID-19 has heightened many of the other risks described herein, such as the demand for our products, our ability to achieve or maintain profitability and our ability to raise additional capital in the future. Despite the implementation of network security measures, our networks also may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our solutions. In addition, natural disasters, acts of terrorism or war, including the ongoing invasion of Ukraine by Russia, could cause disruptions in our remaining business operations, our or our customers’ or partners’ businesses, our data providers or the economy as a whole. We also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by man-made problems, such as power disruptions, could adversely affect our business. We do not have a formal disaster recovery plan or policy in place and does not currently require that our suppliers’ partners have such plans or policies in place. To the extent that any such disruptions result in delays or cancellations of orders or impede our suppliers’ ability to timely deliver product components, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

We have been, and may in the future be, adversely affected by the global COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and operating results.

The ongoing COVID-19 pandemic as well as other possible health epidemics and outbreaks could result in a material adverse impact on our or our customers’ business operations including reduction or suspension of operations in the U.S. or certain parts of the world. Our engineering operations, among others, cannot all be conducted in a remote working structure and often require on-site access to materials and equipment.

We have customers with international operations in varying industries. Depending upon the duration of the ongoing COVID-19 pandemic and the associated business interruptions, our data consumers, data suppliers and partners may suspend or delay their engagement with us, which could result in a material adverse effect on our financial condition. Our response to the ongoing COVID-19 pandemic may prove to be inadequate and we may be unable to continue our operations in the manner we had prior to the outbreak, and may endure interruptions, reputational harm, or delays in our product development and shipments, all of which could have an adverse effect on our business, operating results, and financial condition. In addition, when the pandemic subsides, we cannot assure you as to the timing of any economic recovery, which could continue to have a material adverse effect on our target markets and our business.

Breaches of our networks or systems, or those of our data providers or partners, could degrade our ability to conduct our business, compromise the integrity of our products, platform and data, result in significant data losses and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

We depend upon our IT systems to conduct virtually all of our business operations, ranging from our internal operations and research and development activities to our marketing and sales efforts and communications with our customers and business partners. Individuals or entities may attempt to penetrate our network security, or that of our platform, and to cause harm to our business operations, including by misappropriating proprietary information or that of our data suppliers, data consumers, partners and employees or to cause interruptions of our products and platform. In general, cyberattacks and other malicious internet-based activity continue to increase in frequency and magnitude, and cloud-based companies have been targeted in the past and are likely to continue to be targeted in the future. In addition to threats from traditional computer hackers, malicious code (such as malware, viruses, worms, and ransomware), employee theft or misuse, password spraying, phishing, credential stuffing, and denial-of-service attacks, we also face threats from sophisticated organized crime, nation-state, and nation-state supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risk to our systems (including those hosted on AWS or other cloud services), internal networks, our customers’ systems and the information that they store and process.

While we devote significant financial and personnel resources to implement and maintain security measures, because the techniques used by such individuals or entities to access, disrupt or sabotage devices, systems and networks change frequently and may not be recognized until launched against a target, we may be required to make further investments over time to protect data and infrastructure as cybersecurity threats develop, evolve and grow more complex over time. We may also be unable to anticipate these techniques, and we may not become aware in a timely manner of security breaches, which could exacerbate any damage we experience. Additionally, we depend upon our employees and contractors to appropriately handle confidential and sensitive data, including customer data, and to deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or the loss of data. Any data security incidents, including internal malfeasance or inadvertent disclosures by our employees or a third party’s fraudulent inducement of our employees to disclose information, unauthorized access or usage, introduction of a virus or similar breach or disruption of us or our service providers, such as AWS, could result in loss of confidential information, damage to our reputation, erosion of customer trust, loss of customers, litigation, regulatory investigations, fines, penalties and other liabilities. Accordingly, if our cybersecurity measures or our service providers fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks), or the mishandling of data by our employees and contractors, then our reputation, business, results of operations and financial condition could be adversely affected. While we maintain errors, omissions, and cyber liability insurance policies covering certain security and privacy damages, we cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage as to any future claim.

Any disruption of service at the Cloud Service Providers that host our platform could harm our business.

We currently host our platform primarily using AWS, and, to a lesser extent, Microsoft Azure and Google Cloud, referred to as our Cloud Service Providers. Our continued growth depends on the ability of our customers to access our platform at any time and within an acceptable amount of time.

Although we have disaster recovery plans, including the use of multiple Cloud Service Provider locations, any incident affecting our Cloud Service Provider infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, cyber-attacks, terrorist or other attacks, and other similar events beyond our control could negatively affect our platform and our ability to deliver our services to our customers. A prolonged Cloud Service Provider disruption affecting our platform for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the Cloud Service Providers we use.

In the event that our Cloud Service Provider service agreements are terminated, or there is a lapse of service, we would experience interruptions in access to our platform as well as significant delays and additional expense in arranging new facilities and services and/or re-architecting our solutions for deployment on a different cloud infrastructure, which would adversely affect our business, operating results and financial condition.

Climate change and related environmental issues may have an adverse effect on our business, financial condition and operating results.

Climate change related events, such as increasing temperatures, rising sea levels and changes to patterns and intensity of wildfires, hurricanes, floods, other storms and severe weather-related events and natural disasters, may have an adverse effect on our business, financial condition and operating results. We recognize that there are inherent climate related risks regardless of how and where we conduct our operations. For example, a catastrophic natural disaster could negatively impact the locations of our customers and suppliers. Access to clean water and reliable energy in the communities where we conduct our operations is critical to us. Accordingly, a natural disaster has the potential to disrupt our and our customers’ businesses and may cause us to experience work stoppages, project delays, financial losses and additional costs to resume operations, including increased insurance costs or loss of cover, legal liability and reputational losses.

Risks Related to Our Intellectual Property

We may not be able to adequately protect or enforce our intellectual property rights or prevent unauthorized parties from copying or reverse engineering our solutions. Our efforts to protect and enforce our intellectual property rights and prevent third parties from violating our rights may be costly.

The success of our services and our business depends in part on our ability to obtain patents and other intellectual property rights and maintain adequate legal protection for our products in the United States and other international jurisdictions. We rely on a combination of patent, copyright, service mark, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We cannot assure you that any patents will be issued with respect to our currently pending patent applications, including in a manner that gives us adequate defensive protection or competitive advantages, if at all, or that any of our patents will not be challenged, invalidated or circumvented. We have filed for patents in the United States and in certain international jurisdictions, but such protections may not be available in all countries in which we operate or in which we seek to enforce our intellectual property rights or may be difficult to enforce in practice. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to us or infringe our intellectual property.

Protecting against the unauthorized use of our intellectual property, products and other proprietary rights is expensive and can be difficult, particularly with respect to international jurisdictions. Unauthorized parties may attempt to copy or reverse engineer our solutions or certain aspects of our solutions that are considered proprietary. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to prevent unauthorized parties from copying or reverse engineering our solutions, to determine the validity and scope of the proprietary rights of others or to block the importation of infringing products into the U.S. Any such litigation, regardless of merit, could be costly, divert the attention of management and may not ultimately be resolved in our favor.

Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our products are available and competitors based in other countries may sell infringing products in one or more markets. An inability to adequately protect and enforce our intellectual property and other proprietary rights or an inability to prevent authorized parties from copying or reverse engineering our smart vision solutions or certain aspects of our solutions that we consider proprietary could adversely affect our business, operating results, financial condition and prospects.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.

We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that we believe is best protected by means that do not require public disclosure.

We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our current or future manufacturing partners and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford limited or no protection to our trade secrets.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or that these measures will provide adequate protection. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights.

Third-party claims that we are infringing intellectual property, whether successful or not, could subject us to costly and time-consuming litigation or expensive licenses, and our business could be adversely affected.

Although we have pending patents related to our products, a number of companies, both within and outside of the vehicle data service industry, hold other patents covering systems and methods for processing vehicle requests. In addition to these patents, participants in this industry typically also protect their technology, especially embedded software, through copyrights and trade secrets. As a result, there is frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. We may receive, in the future, inquiries from other intellectual property holders and may become subject to claims that we infringe their intellectual property rights, particularly as we expand our presence in the market. In addition, third parties may claim that the names and branding of our products infringe their trademark rights in certain countries or territories. If such a claim were to prevail, we may be liable for damages, be forced to change the branding of our products in the affected territories, or may be required to pay royalties for a license (if a license is available at all).

We currently have a number of agreements in effect pursuant to which we have agreed to defend, indemnify and hold harmless our customers, suppliers, and partners from damages and costs which may arise from the infringement by our products of third-party patents or other intellectual property rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. Our insurance may not cover all intellectual property infringement claims. A claim that our products infringe a third party’s intellectual property rights, even if without merit, could adversely affect our relationships with our customers, may deter future customers from purchasing our products and could expose us to costly litigation and settlement expenses. Even if we are not a party to any litigation between a customer and a third party relating to infringement by our products, an adverse outcome in any such litigation could make it more difficult for us to defend our products against intellectual property infringement claims in any subsequent litigation in which we are a named party. Any of these results could adversely affect our brand and operating results.

Our defense of intellectual property rights claims brought against us or our customers, suppliers and channel partners, with or without merit, could be time-consuming, expensive to litigate or settle, divert management resources and attention and force us to acquire intellectual property rights or licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages or obtain an injunction. An adverse determination also could invalidate our intellectual property rights and adversely affect our ability to offer our products to our customers and may require that we procure or develop substitute products that do not infringe, which could require significant effort and expense. Any of these events could adversely affect our business, operating results, financial condition and prospects.

Legal and Regulatory Risks Related to Our Business

 Our operations and platform are subject to a variety of U.S. and international laws and regulations, including those regarding privacy, data protection and information security, and our data consumers may be subject to regulations related to the handling and transfer of certain types of sensitive and confidential information. Any failure of our platform and operations to comply with or enable data consumers to comply with applicable laws and regulations would harm our business, results of operations and financial condition.

Privacy is at the core of our technology. As a result, the platform and marketplace were designed to take into consideration the requirements of the General Data Protection Regulation 2016/679 (“GDPR”) and CCPA. We have and continue to invest time and resources, including the review of our technology and systems to ensure our taking into consideration the requirements of applicable data privacy laws.

We and our data providers and data consumers may be subject to privacy and data protection-related laws and regulations that impose obligations in connection with the collection, processing and use of personal data. The U.S. federal and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of personal data of individuals. The U.S. Federal Trade Commission and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data, and to the security measures applied to such data.

Similarly, many foreign countries and governmental bodies, including the EU member states, have laws and regulations concerning the collection and use of personal data obtained from EU residents or by businesses operating within their jurisdiction. For example, from January 1, 2021, we are subject to the GDPR and also the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personal data that identifies or may be used to identify an individual, such as names, telephone numbers, email addresses, vehicle identification number, GPS location and, in some jurisdictions, IP addresses and other online identifiers.

For example, the GDPR, and national implementing legislation in the European Economic Area (“EEA”) member states and the United Kingdom, impose a strict data protection compliance regime including: providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting new rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability), as well as enhancing current rights (e.g., data subject access requests); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; defining for the first time pseudonymized (i.e., key-coded) data; imposing limitations on retention of personal data; maintaining a record of data processing; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

Noncompliance with GDPR and the UK GDPR can respectively trigger fines equal to or greater of €20 million or 4% of global annual revenues. In addition to the foregoing, a breach of the GDPR or UK GDPR could result in regulatory investigations, reputational damage, orders to cease/ change our processing of our data, enforcement notices, and/ or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm. Although we believe that our Otonomo Vehicle Data Platform currently meets the material requirements of GDPR, to the extent the requirements of GDPR change or are expanded, we may need to invest significant time and resources, including a review of our technology and systems currently in use against such changed or expanded requirements of GDPR. There are also additional EU laws and regulations (and member states implementations thereof) which govern the protection of consumers and of electronic communications. If our efforts to comply with GDPR or other applicable EU laws and regulations are not successful, we may be subject to penalties and fines, as well as the other action as noted above, that would adversely impact our business and results of operations, and our ability to conduct business in the EU could be significantly impaired.

We are also subject to European Union rules with respect to cross-border transfers of personal data out of the EEA and the United Kingdom. Recent legal developments in Europe have created complexity and compliance uncertainty regarding certain transfers of information from the EU to the United States. On July 16, 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the EU-US Privacy Shield Framework. The CJEU also imposed substantial requirements upon the continued use of standard contractual clauses for data transfers from the EU to the United States, which may make the use of standard contractual clauses difficult or impossible to use under some circumstances. These recent developments may require us to review and amend the legal mechanisms by which we make and/ or receive personal data transfers to/ in the United States. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results. We and our customers are at risk of enforcement actions taken by European regulators until such point in time that we are able to ensure that all data transfers to the United States (and other countries deemed to be “third countries”) from the EU are legitimized.

In addition, we also may encounter additional complexity with respect to data privacy and data transfers in relation to the U.K. Following the U.K.’s withdrawal from the EU, the U.K. will become a “third country” for the purposes of data transfers from the EU to the United Kingdom following the expiration of the four to six-month personal data transfer grace period (from January 1, 2021) set out in the EU and UK Trade and Cooperation Agreement, unless a relevant adequacy decision is adopted in favor of the U.K. (which would allow data transfers without additional measures). If we are unable to transfer personal data between and among countries and regions in which we operate or may operate in the future, it could affect the manner in which we provide our services or could adversely affect our financial results.

We are also subject to evolving EU and U.K. privacy laws on cookies and e-marketing. In the EU and the U.K., regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the European Directive 2002/58/EC, (the “ePrivacy Directive”) are highly likely to be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the EU and the UK, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand users.

Furthermore, outside of the EU, we continue to see increased regulation of data privacy and security, including the adoption of more stringent subject matter specific state laws in the United States. For example, on July 8, 2019, Brazil enacted the General Data Protection Law (Lei Geral de Proteção de Dados Pessoais) (Law No. 13,709/2018) (“LGPD”) regulating the processing of personal data, which was enacted in August 2020. Also, on June 28, 2018, California enacted the California Consumer Privacy Act (“CCPA”), which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Although we believe that our Otonomo Vehicle Data Platform currently meets the requirements of the CCPA, to the extent the requirements of CCPA change or are expanded may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the U.S., which could increase our potential liability and adversely affect our business. Furthermore, California voters approved the California Privacy Rights Act (“CPRA”) on November 3, 2020, which will amend and expand the CCPA, including by providing consumers with additional rights with respect to their personal data. The CPRA will come into effect on January 1, 2023, applying to information collected by businesses on or after January 1, 2022. We continue to invest time and resources in reviewing our technology and systems to meet the evolving data privacy regulations, be they GDPR, CCPA or others. Restrictions on the collection, use, sharing or disclosure of personal data or additional requirements and liability for security and data integrity may require us to modify our business practices, limit our ability to develop new products and features and subject us to increased compliance obligations and regulatory scrutiny.

In addition, additional jurisdictions may impose data localization laws, which require personal information, or certain subcategories of personal information to be stored in the jurisdiction of origin. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer our marketplace in those markets without significant additional costs.

The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for our platform, restrict our ability to offer our marketplace in certain locations, limit our ability to transfer data between jurisdictions or subject us to sanctions, by national data protection regulators, all of which could harm our business, financial condition and results of operations. Any such regulations may also restrict OEMs or other data providers from collecting, processing and sharing vehicle data which may adversely impact our business. Additionally, although we endeavor to have our platform and operations comply with applicable laws and regulations, we expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business or that of our data providers and data consumers, which may indirectly impact us. Furthermore, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments or our internal practices. As a result, it is possible that we or our platform or operations or the businesses of our data providers and data consumers, may not be, or may not have been, compliant with each such applicable law, regulation and industry standard and compliance with such new laws or to changes to existing laws may impact our business and practices, require us to expend significant resources to adapt to these changes and modify our platform and business, or to stop offering our platform in certain countries. These developments could adversely affect our business, results of operations and financial condition.

We also may be bound by contractual obligations relating to our collection, use and disclosure of personal and other data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy or data protection-related organizations that require compliance with their rules pertaining to privacy and data protection.

Any failure or perceived failure by us, our platform or operations, or our data providers and data consumers, to comply with new or existing U.S., EU or other applicable privacy or data security laws, regulations, policies, industry standards or legal obligations, or any security incident that results in the unauthorized access to, or acquisition, share or transfer of, personal data or other customer data may result in governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties, adverse publicity or potential loss of business.

Risks Related to Being a Public Company

We incur increased costs as a result of operating as a public company, and our management devotes substantial time to new compliance initiatives.

We are a new public company subject to reporting requirements in the United States, and we incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase our net loss. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly due to, among other things, general market and economic conditions. An active trading market for our securities may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on the NYSE, Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We are subject to the reporting requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in the reports we files with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended and anticipate that we will continue to expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially and adversely affect our ability to operate our business. In the event that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our securities could decline. In addition, if we are unable to continue to meet these requirements, the company may not be able to obtain or maintain listing on Nasdaq.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company and become an accelerated filer. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on the company’s business and operating results.

Risks Related to Ownership of Our Securities

Our Articles and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of our securities.

Certain provisions of Israeli law and the our Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. For example, Israeli corporate law regulates mergers and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions). Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax.

We do not intend to pay dividends for the foreseeable future. Accordingly, you may not receive any return on investment unless you sell your ordinary shares for a price greater than the price you paid for your ordinary shares.

We have never declared or paid any cash dividends on our shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on the ordinary shares in the foreseeable future. Consequently, you may be unable to realize a gain on your investment except by selling sell such shares after price appreciation, which may never occur.

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Israeli Companies Law, 1999 (the “Companies Law”) imposes restrictions on our ability to declare and pay dividends. See Item 10.B, “Dividend and Liquidation Rights” for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See the section titled “Certain Material Israeli Tax Considerations” for additional information.

The market price and trading volume of the ordinary shares may be volatile.

The stock markets, including Nasdaq on which we list the ordinary shares and warrants under the symbols “OTMO,” and “OTMOW,” respectively, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market is sustained for the ordinary shares and warrants, the market price of the ordinary shares and warrants may be volatile and could decline significantly. In addition, the trading volume in the ordinary shares and warrants may fluctuate and cause significant price variations to occur. If the market price of the ordinary shares and warrants declines significantly, you may be unable to resell your shares or warrants at or above the market price of the ordinary shares and warrants. We cannot assure you that the market price of the ordinary shares and warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•	the realization of any of the risk factors presented in this annual report;

•	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, Adjusted EBITDA, results of operations, level of indebtedness, liquidity or financial condition;

•	additions and departures of key personnel;

•	failure to comply with the requirements of Nasdaq;

•	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

•	future issuances, sales, resales or repurchases or anticipated issuances, sales, resales or repurchases, of our securities including due to the expiration of contractual lock-up agreements;

•	publication of research reports about us;

•	the performance and market valuations of other similar companies;

•
failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to us;

•	commencement of, or involvement in, litigation involving us;

•	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

•	speculation in the press or investment community;

•	actual, potential or perceived control, accounting or reporting problems;

•	changes in accounting principles, policies and guidelines; and

•
other events or factors, including those resulting from infectious diseases, health epidemics and pandemics (including the ongoing COVID-19 public health emergency), natural disasters, war, acts of terrorism or responses to these events.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

•	labor availability and costs for hourly and management personnel;

•	profitability of our products, especially in new markets and due to seasonal fluctuations;

•	changes in interest rates;

•	impairment of long-lived assets;

•	macroeconomic conditions, both internationally and locally;

•	changes in consumer preferences and competitive conditions;

•	expansion to new markets; and

•	fluctuations in commodity prices.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding the ordinary shares adversely, then the price and trading volume of our securities could decline.

The trading market for our securities is and will be influenced by the research and reports that industry or financial analysts publish about our business. We do not control these analysts, or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our securities will have had relatively little experience with us, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding us, the price of our securities would likely decline. In addition, the share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our securities or publish unfavorable research about us. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause the price of our securities or trading volume to decline.

Sales of a substantial number of our securities in the public market by selling securityholders and/or by our existing securityholders could cause the price of our ordinary shares and warrants to fall.

We have registered for resale by certain selling shareholders (a) 103,831,650 ordinary shares and (b) 5,200,000 warrants. Sales of a substantial number of ordinary shares and/or warrants in the public market by such selling securityholders and/or by our other existing securityholders, or the perception that those sales might occur, could depress the market price of our ordinary shares and warrants and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our ordinary shares and warrants.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our securities.

If we fail to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if our securities become delisted from Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

We qualify as an emerging growth company within the meaning of the Securities Act, and we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, which make our securities less attractive to investors and make it more difficult to compare our performance with other public companies.

We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards.

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.07 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws.

We cannot predict if investors find our securities less attractive because we rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile. Further, there is no guarantee that the exemptions available to us under the JOBS Act will result in significant savings. To the extent that we choose not to use exemptions from various reporting requirements under the JOBS Act, we will incur additional compliance costs, which may impact our financial condition.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and is subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the Nasdaq rules for shareholder meeting quorums and Nasdaq rules requiring shareholder approval. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We may issue additional ordinary shares or other equity securities without seeking approval of our shareholders, which would dilute your ownership interests and may depress the market price of the ordinary shares.

We have warrants outstanding to purchase up to an aggregate of 13,825,000 ordinary shares. Further, we may choose to seek third party financing to provide additional working capital for our business, in which event we may issue additional equity securities. We may also issue additional ordinary shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

The issuance of additional ordinary shares or other equity securities of equal or senior rank would have the following effects:

•	our shareholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available per share, including for payment of dividends in the future, may decrease;

•	the relative voting strength of each previously outstanding ordinary share may be diminished; and

•	the market price of the ordinary shares may decline.

The IRS may not agree that we should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, we, who are incorporated and tax resident in Israel, would generally be classified as a non-U.S. corporation for U.S. federal income tax purposes. Section 7874 of the Code and the Treasury regulations promulgated thereunder, however, contain specific rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If it were determined that we are treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, we would be liable for U.S. federal income tax on our income in the same manner as any other U.S. corporation and certain distributions made by us to persons that are not U.S. Holders (as defined below under – Taxation – United States Federal Income Taxation”) of Otonomo may be subject to U.S. withholding tax.

Based on the terms of the Business Combination and certain factual assumptions, we do not currently expect to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code as a result of the Business Combination. However, the application of Section 7874 of the Code is complex, subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect) and subject to certain factual uncertainties, some of which must be finally determined after the completion of the Business Combination. Accordingly, there can be no assurance that the IRS will not challenge the status of us as a non-U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Section 7874 of the Code our status as a non-U.S. corporation for U.S. federal income tax purposes, we and certain of our shareholders may be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on us and future withholding taxes on certain of our shareholders, depending on the application of any applicable income tax treaty that may apply to reduce such withholding taxes.

You should consult your own advisors regarding the application of Section 7874 of the Code to the Business Combination and the tax consequences if the classification of us as a non-U.S. corporation is not respected.

If we or any of our subsidiaries are characterized as a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. We do not believe we were a PFIC for our taxable year ending December 31, 2021, and based on the current and anticipated composition of the income, assets and operations of us and our subsidiaries, we do not believe we will be treated as a PFIC for our current taxable year. However, there can be no assurances in this regard or any assurances that we will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether we are or any of our subsidiaries is are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our and our subsidiaries’ shares and assets. Changes in the composition of our income or composition of our or any of our subsidiaries’ assets may cause us to be or become a PFIC for the current or subsequent taxable years. Whether we are treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

If we are a PFIC for any taxable year, a U.S. Holder (as defined below under “Taxation – United States Federal Income Taxation”) of ordinary shares may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Taxation – United States Federal Income Taxation —Passive Foreign Investment Company Rules.” U.S. Holders of ordinary shares and warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of ordinary shares and/or warrants.

If a U.S. Holder is treated as owning at least 10% of the ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

For U.S. federal income tax purposes, if a U.S. Holder (as defined below under “Taxation – United States Federal Income Taxation”) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of the ordinary shares, such person may be treated as a “United States shareholder” with respect to us, or any of our applicable subsidiaries, if we or any such subsidiary is a “controlled foreign corporation.” If we have one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as a controlled foreign corporation regardless of whether we are treated as a controlled foreign corporation (although there are recently promulgated final and currently proposed Treasury regulations that may limit the application of these rules in certain circumstances).

Certain United States shareholders of a controlled foreign corporation may be required to report annually and include in their U.S. federal taxable income their pro rata share of the controlled foreign corporation’s “Subpart F income” and, in computing their “global intangible low-taxed income,” “tested income” and a pro rata share of the amount of certain U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation’s current earnings and profits (if any), tax basis in the controlled foreign corporation’s assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may extend the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due. We cannot provide any assurances that we will assist U.S. Holders in determining whether we or any of our subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. Holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if we, or any of our subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes.

Risks Related to Our Incorporation and Location in Israel

Conditions in Israel could materially and adversely affect our business.

Many of our employees, including certain management members operate from our offices that are located in Herzliya Pituach, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and our trading partners could adversely affect our operations and results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our results of operations, financial condition or the expansion of our business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely affect our business. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations, and prospects.

In addition, many Israeli citizens are obligated to perform several weeks of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition, and results of operations.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment by us. Under the Israeli Patents Law, 5727-1967 (the “Patents Law”), inventions conceived by an employee during and as a result of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent an agreement between the employee and employer providing otherwise. The Patents Law also provides that if there is no agreement between an employer and an employee determining whether the employee is entitled to receive consideration for service inventions and on what terms, this will be determined by the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patents Law. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patents Law. Although we generally enter into agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created during and as a result of their employment with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such monetary claims (which will not affect our proprietary rights), which could negatively affect our business.

Certain tax benefits that may be available to us, if obtained by us, would require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We may be eligible for certain tax benefits provided to “Preferred Technological Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law. If we obtain tax benefits under the “Preferred Technological Enterprises” regime then, in order to remain eligible for such tax benefits, we will need to continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income may be subject to the Israeli corporate tax rate of 23% in 2018 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Certain Material Israeli Tax Considerations.”

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this annual report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

Most of our directors or officers are not residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, among other reasons, including but not limited to, fraud or absence of due process, or the existence of a judgment which is at variance with another judgment that was given in the same matter if a suit in the same matter between the same parties was pending before a court or tribunal in Israel, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

Your rights and responsibilities as a shareholder of us will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of the ordinary shares are governed by our Articles and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company, or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Our Articles provide that, unless we consent otherwise, the District Court (Economic Division), located in Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between us and our shareholders under the Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to bring claims and proceedings against, as well as obtain favorable judicial forum for disputes with, us, our directors, officers and other employees.

The District Court (Economic Division), located in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of us to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which U.S. federal courts would have exclusive jurisdiction. Such exclusive forum provision in our Articles will not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholders’ ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us, our directors, officers and other employees.

Risks Related to the Neura and The Floow Acquisitions

We may experience difficulties in integrating the operations of Neura and The Floow into our business and in realizing the expected benefits of the Neura and The Floow acquisitions.

The success of the Neura Acquisition and the pending Flow Acquisition (together, the “Acquisitions”) will depend in part on our ability to realize the anticipated business opportunities from combining the operations of Neura and The Floow with our business in an efficient and effective manner. The integration process could take longer than anticipated and could result in the loss of key employees, the disruption of each company’s ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, employees or other third parties, or our ability to achieve the anticipated benefits of the Acquisitions, and could harm our financial performance. If we are unable to successfully or timely integrate the operations of Neura and The Floow with our business, we may incur unanticipated liabilities and be unable to realize the revenue growth, synergies and other anticipated benefits resulting from the Acquisitions, and our business, results of operations and financial condition could be materially and adversely affected.

The pending Floow Acquisition may not be completed on the currently contemplated timeline or terms, or at all.

Neither we nor The Floow can provide assurance that the conditions to completing the Floow Acquisition will be satisfied or waived, and accordingly, that the Floow Acquisition will be completed on the terms or timeline that the parties anticipate or at all. If any condition to the Floow Acquisition is not satisfied, it could delay or prevent the Floow Acquisition from occurring, and our business, results of operations and financial condition could be materially and adversely affected.

Failure to complete the pending Floow Acquisition could have an adverse effect on us.

Either we or The Floow may terminate the Floow PSA in specified circumstances. If the Floow Acquisition is not completed, our business, results of operations and financial condition could be materially and adversely affected and, without realizing any of the benefits of having completed the Floow Acquisition, we will be subject to a number of risks, including the following:

•	the market price of our securities could decline;

•
we will be required to pay our costs relating to the Floow Acquisition, such as legal, accounting, financial advisor, filing and integration costs that have already been incurred or will continue to be incurred until the closing of the Floow Acquisition, whether or not the Floow Acquisition is completed;

•
if the Floow SPA is terminated and our board of directors seeks another acquisition, our shareholders cannot be certain that we will be able to find another party willing to enter into a transaction as attractive to us as the Floow Acquisition;

•	we could be subject to litigation related to any failure to complete the Floow Acquisition or related to any enforcement proceeding commenced against us to perform our obligations under the Floow SPA;

•
we will not realize the benefit of the time and resources, financial and otherwise, committed by our management to matters relating to the Floow Acquisition that could have been devoted to pursuing other beneficial opportunities; and

•
we may experience reputational harm due to the adverse perception of any failure to successfully complete the Floow Acquisition or negative reactions from the financial markets or from our suppliers, customers, employees and other commercial relationships.

Any of these risks could adversely affect our business, results of operations and financial condition. Similarly, delays in the completion of the Floow Acquisition could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with delay and uncertainty about completion of the Floow Acquisition and could adversely affect our business, results of operations and financial condition.

The pendency of the Floow Acquisition could adversely affect our and/or The Floow’s businesses and operations.

In connection with the pending Floow Acquisition, some parties with commercial relationships with both us and Floow may delay or defer decisions, which could adversely affect the revenues, earnings, funds from operations, cash flows and expenses of us and The Floow, regardless of whether the Floow Acquisition is completed. Similarly, current and prospective employees of us and The Floow may experience uncertainty about their future roles with the combined company following the Floow Acquisition, which may adversely affect the ability of each of us and The Floow to attract and retain key personnel during the pendency of the Floow Acquisition.

Item 4.	Information on the Company.

A. History and Development of the Company

We were incorporated in Israel on December 8, 2015 under the Israeli Companies Law, 5759 1999, and our principal executive office is located at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel. Our legal and commercial name is Otonomo Technologies Ltd. We are registered with the Israeli Registrar of Companies and our registration number is 51 53528-13. Our website address is www.otonomo.io, and our telephone number is +(972) 52 432 9955. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

Our website address is https://otonomo.io. The information contained on the website does not form a part of, and is not incorporated by reference into, this Annual Report.

Capital Expenditures and Divestitures

For a description of our principal capital expenditures and divestitures for the two years ended December 31, 2021 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

Recent Developments

Consummation of the Business Combination

On January 31, 2021, Otonomo entered into the Business Combination Agreement with SWAG and Merger Sub. On August 13, 2021, upon consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement, Merger Sub merged with and into SWAG, with SWAG surviving the merger as a wholly owned subsidiary of Otonomo.

The Business Combination was accounted for as a recapitalization as pre-combination Otonomo was determined to be the accounting acquirer under Financial Accounting Standards Board (FASB)’s Accounting Standards Codification Topic 805, Business Combinations (ASC 805).

Concurrently with the execution of the Business Combination Agreement, Otonomo and certain accredited investors (the “PIPE Investors”) entered into a series of subscription agreements (“Subscription Agreements”). On the Closing Date, the PIPE Investors purchased an aggregate of 14,250,000 ordinary shares (“PIPE Shares”) at a price per share of $10.00 for gross proceeds to Otonomo of $142,500,000 (collectively, the “PIPE Investment”).

In addition, concurrently with the execution of the Business Combination Agreement, Otonomo, certain Otonomo shareholders (the “Selling Shareholders”) and certain accredited investors (the “Secondary PIPE Investors”) entered into a share purchase agreement (“Share Purchase Agreement”). On the Closing Date, the Secondary PIPE Investors purchased an aggregate of 3,000,000 ordinary shares (“Secondary PIPE Shares”) from the Selling Shareholders at a price per share of $10.00 for gross proceeds to the Selling Shareholders of $30,000,000 (collectively, the “Secondary PIPE”).

Neura Acquisition

On October 4, 2021, pursuant to the Neura Merger Agreement, Otonomo acquired Neura, a leader in Artificial Intelligence (AI)-powered mobility intelligence. Otonomo acquired 100% of Neura’s outstanding equity interests for transaction consideration of $46.8 million, including the issuance of the Neura Shares. Otonomo expanded its mobility intelligence platform to leverage Neura’s advanced analytics powered by the Neura Acquisition enabled Otonomo to expand its AI and Machine Learning technologies and diverse multi-layered data.

The Floow Acquisition

On February 26, 2022, Otonomo entered into the Floow SPA to acquire The Floow in a cash and stock deal valued at approximately $69 million, including a performance based earnout of up to $37.5 million. Under the definitive agreement, the aggregate cash and stock consideration to be paid and issued upon closing is valued at $31.5 million based on a share price of $2.75. Otonomo may issue additional cash and stock of up to $37.5 million dependent upon achievement of certain business performance objectives. The acquisition is subject to approval by U.K. regulators and is expected to close during the second quarter of 2022.

Otonomo believes the combination of vehicle and mobile data from Otonomo and The Floow will be crucial to enabling innovative, usage-based and behavioral-based insurance products and to move from “detect and repair” to “predict and prevent” models to create safer, greener and smarter driving experiences for policy holders. Over the last decade, The Floow has built a portfolio of connected insurance clients, alongside strategic partnerships with Munich Re and TransUnion. The Floow's data refinery platform enables insurance carriers to introduce “connectivity” to their products and differentiate their offerings through a more precise understanding of risk in the context of personalized products and services, improved road safety through driver coaching and timely, accurate roadside assistance.

B. Business Overview

Company Overview

Otonomo fuels an ecosystem of OEMs, fleets and more than 100 service providers spanning the transportation, mobility and automotive industries. Our platform securely ingests more than 4 billion data points per day globally from over 50 million vehicles licensed on the platform and massive amounts of mobility demand data from multimodal sources, then reshapes and enriches it to accelerate time to market for new services that improve the mobility and transportation experience. We provide deeper visibility and actionable insights to empower strategic data-driven decisions – taking the guesswork out of mobility and transportation planning, deployment and operations.

As part of our proprietary data platform, we have developed a robust suite of software-as-a-service (“SaaS”) offerings that provide both OEMs and service providers with additional capabilities, and that incorporate vertically specific applications to meet different privacy, regulation, storage, visualization and data insight needs.

Privacy by design and neutrality are at the core of our platform, which enables compliance with regulations such as GDPR, CCPA, and other vehicle specific regulations, such as the EU requirement/directive that OEMs share connected car data with third parties or the Massachusetts’ Right to Repair Act allowing access to vehicle data for maintenance and repair purposes.

The Otonomo Mobility Platform is utilized by organizations and businesses across diverse areas, including urban planning, transportation companies, fleet services, insurance companies, financial institutions, dealerships, and more.

Our headquarters and research and development center are based in Herzliya, Israel, and we currently have a presence in the United States. Assuming the Floow Acquisition closes, we will also have a presence in the United Kingdom beginning in the second quarter of 2021.

The Otonomo Vehicle Data Platform and Marketplace

We deliver the Otonomo Vehicle Data Platform and marketplace that enables car manufacturers, drivers and service providers to be part of a connected ecosystem. Our vehicle data marketplace is a neutral intermediary between vehicle data providers and data consumers. It provides secure and equal access to hundreds of data attributes that reveal insights into driver behavior, vehicle health, road hazards, environmental conditions and traffic trends.

The vehicle data we deliver is rich and may include, among other data, status attributes for:

•	cabin data, including the state of doors and windows, ADAS, and infotainment data;

•	engine-related information such as fuel, oil, error codes or battery voltage and state of charge;

•	maintenance data such as time or distance traveled and diagnostic trouble codes (DTC);

•	data related to the specific vehicle, like make, model, year and fuel type;

•	driving data such as location, distance travelled, odometer, heading and speed; and

•	environmental data ranging from external weather and temperature, to road hazards and road signs.

The Otonomo Vehicle Data Platform uses proprietary technology to ingest, secure, cleanse, normalize, aggregate, and enrich vehicle data from 22 vehicle manufacturer (OEM) agreements, as well as fleets, other data providers and enables the licensing of data to more than 100 service providers. It focuses on data structuring and preparation, including consent management, transmission to marketplace, data cleaning, filtering, validating, consolidating, blurring, normalizing and indexing, and also offers services to process, store, enrich and visualize data. We believe that the Otonomo Vehicle Data Platform is the first neutral vehicle data platform that provides straightforward and secure data access and transforms data into actionable insights for services such as preventative maintenance, EV management, emergency services, on-demand fueling, insurance and smart cities. Privacy by design is at the core of the platform, which enables EU General Data Protection Regulation (GDPR) and other privacy-regulation-compliant solutions using both personal and aggregate data.

A connected car may generate up to 25 gigabytes of data per hour. As it is produced, most of this data leaves the car via in-vehicle cellular devices. The data is initially stored in data centers or cloud platforms owned by OEMs, and in some cases by Tier-1 suppliers or the third parties which own the OBD II onboard devices installed after vehicle purchase.

Due to the lack of consistent connected car data formats or standards, connected car data must undergo additional processing before it can be useful for applications and services. Our platform aggregates and normalizes data from multiple OEMs and other data providers and processes the data to make it usable and valuable to data providers and data consumers.

Understanding the Data

We collect vehicle-specific and aggregated data from vehicle data providers, such as OEMs, fleets TSPs and mobile devices. Personal or vehicle specific data refers to data that is collected from a specific vehicle or group of vehicles and includes personally identifiable information (“PII”), such as vehicle identification number (“VIN”). Aggregated data refers to data that is collected from multiple sources and compiled into data summaries or summary reports or used in an aggregated and ammonized form to create analytics and insights relating to such data.

The Otonomo Vehicle Data Platform connects to our data providers’ respective data centers via application programming interfaces (“APIs”), and provides data consumers with application-ready, enriched datasets and insights. This eliminates the need for data consumers to invest the significant amount of development work required to utilize connected vehicle data in applications and services. OEMs, other data providers and data consumers use the Otonomo Vehicle Data Platform and marketplace to efficiently share and utilize vehicle data and offer drivers advanced in-car services, while meeting security, privacy and data regulation requirements. We generate revenue for these data providers by the utilization of the data by data consumers in various segments, primarily smart cities, transportation companies, fleet services, insurance companies, financial institutions and dealerships.

Our customers use vehicle data depending on their specific needs and purposes. The data can be shared in personalized or blurred form, and on an individual, aggregate, or fleet level. Additionally, the data can be delivered in a near real-time or as historical data. Aggregate data is used for, among other things, traffic flow optimization, mapping, infrastructure planning, road hazard identification, congestion management, preventative maintenance, R&D optimization, location intelligence and media measurement. Vehicle specific data is used for, among other things, services delivering roadside assistance, electric vehicle charging services, occupant safety, subscription-based fueling, usage-based insurance, remote diagnostics and parking payments.

Key Trends in Connected Cars and Vehicle Data

Since the introduction of the first embedded telematics systems in the mid-1990s, OEMs have gradually added data systems and connectivity features to their vehicles and have offered drivers a growing variety of data-driven products and services. Technological advancements in recent years have increased the volume and quality of the data captured by vehicles. The value of this new data opened opportunities for OEMs to integrate more sensors and connectivity features, resulting in expanded offerings to drivers and a more diverse portfolio of in-vehicle and remote data-driven services.

Vehicles are now able to generate, monitor and share many types of data, including geolocation, performance and driver behavior. As OEMs continue to develop application-based tools to monitor key maintenance statistics, uses for vehicle health data and operational functionality are expanding. While the use of advanced biometric data is still in its infancy, new sensors in the cockpit can allow vehicles to monitor key attributes of their occupants, including stress levels, heart rhythms, alcohol consumption levels and fatigue.

The growth of connectivity in vehicles has increased the demand for data-driven products and services, and provides for ample data utilization opportunities, which expand with every customer who integrates into the connected car ecosystem. Vehicles with greater connectivity levels also generate higher value per vehicle. According to the McKinsey Center for Future Mobility, vehicle connectivity levels (as defined herein) are projected to reach 850 million vehicles by 2030. The growing data availability leads to an increasing market size as well as to an increased importance of vehicle data marketplaces that facilitate data exchange.

According to the McKinsey Center for Future Mobility, vehicle connectivity can be classified into five levels based on the in-car experience of car riders:

1.	General hardware connectivity—driver tracks basic vehicle usage and monitors technical status;

2.	Individual connectivity—driver uses personal profile to access digital services via external digital ecosystems and platforms;

3.	Preference-based personalization—allows for personalized controls, individual infotainment content, and targeted contextual advertising for all vehicle occupants;

4.	Multi-model live dialogue—all occupants interact live with the vehicle and receive proactive recommendations on services and functions; and

5.	Virtual chauffeur—all occupants’ explicit and unstated needs are fulfilled by cognitive artificial intelligence that predicts and performs complex, unprogrammed tasks.

According to the McKinsey Center for Future Mobility, by 2030, more than 10% of new vehicles sold globally are expected to include the most advanced connectivity level and approximately 95% are expected to include at least the basic level of general hardware connectivity. The greater the connectivity, the more seamless a rider’s experience becomes, and the more opportunities for generating data-based revenue are created. User expectations will continue to evolve in parallel with available technology and will incentivize OEMs and service providers to deliver higher-value, data-driven user experiences.

Regulatory developments in recent years are also expected to contribute to the expanding vehicle data ecosystem. By introducing new concepts that promote greater and more equal access to OEM data, regulators have been creating a favorable environment for data utilization. Examples include the “extended vehicle” concept which is being strengthened by the obligations imposed on OEMs under Regulation (EU) 2018/858 and the Massachusetts Right to Repair Act extending to vehicle data. See “—Regulation.”

Vehicle data marketplaces are expected to also benefit from autonomous vehicles (“AVs”), which, while still early in their development and adoption, are rapidly advancing. Companies developing AVs, or autonomous driving systems, rely on highly customized, real-world, real-time and historical vehicle data to develop and deploy autonomous driving systems. As AVs are increasingly adopted, OEMs and vehicle fleet operators will require extensive and reliable data platforms to efficiently manage the data requirements of AVs and AV fleets, and to ensure their safe and efficient operation.

Advantages of vehicle data marketplaces:

Existing platforms for consuming vehicle data are limited and inefficient. For example, on-board diagnostics (“OBD II”) aftermarket dongles, which are commonly used by TSPs in order to perform fleet and vehicle tracking, only provide selected data points and no data streaming. OBD II onboard devices require separate installation in every vehicle and their use may be further limited in the future due to regulatory changes. Furthermore, OBD II onboard devices may be easily vandalized and removed. Smartphone data is used by many data consumers to monitor vehicle usage, but the data it provides is limited and subject to manipulation and inaccuracy.

Vehicle data marketplaces:

•
allow data providers and consumers to efficiently outsource consent management, data processing and data structuring, allowing them to benefit from vehicle data while remaining focused on their core business;

•	present significant cost reductions for data providers that only need to integrate with one partner instead of multiple data consumers;

•
present significant cost reductions for data consumers by allowing them to work with one integration partner. This provides data consumers with data in a structured and usable format, instead of dealing with the challenges of contracting multiple OEMs and managing multiple stakeholders and formats;

•	facilitate use cases of aggregate data that require certain coverage levels;

•	eliminate reliance on OBD II aftermarket devices in favor of data marketplaces that provide the same data and other data points continuously and in a more user-friendly format; and

•	ensure data quality and accuracy for data consumers by replacing smartphone data with more sanitized data, thereby lowering risk of fraud and inaccuracy.

Otonomo API and Delivery Methods

We provide a rich, flexible API to serve the unique needs of diverse applications and services. Different data use cases may require different data delivery types. For example, an emergency car service may require real-time data when an accident takes place. On the other hand, usage-based insurance may pull a car’s odometer once a week. Lastly, a data analytics company might opt for historical car data to understand traffic trends. We provide different data delivery methods to cater to these different use case requirements:

•
Historical data reports: CSV reports contain historical, aggregated vehicle data. Historical data reports are triggered by a RESTful API call with parameters that define a region (e.g., city), and time span for the report. Report generation may take minutes or hours to complete. Several historical reports exist for different data types (e.g., vehicle data points and vehicle trips).

•
Vehicle status: A near-real time RESTful API returns the last known status of a specific vehicle. Vehicle data information is used by personal driver applications, such as fueling and parking. Additionally, we provide bulk vehicle status for receiving the last known status of one or more vehicles. This interface can be particularly useful for fleets.

•
Streaming: This is a “push” mechanism that continuously streams real-time data to data consumers. Streaming uses HTTP POST requests and can send both aggregate and personal vehicle data. A stream is created upon subscribing. Stream subscription defines one or more data filters such as desired vehicle area (i.e., city), and maximal point latency. Streaming is optimal for applications that require real-time, rich vehicle data.

•
Events: An event is defined by a logical rule on a vehicle data point. When a rule is evaluated to be true, an event message is triggered and sent to the data consumer. For example, an event message would be sent to the data consumer through a fueling application whenever a vehicle travels in a certain radius from a gas station while below the 10% fuel level. Events receive the data they need in real-time, enabling applications to save processing power and network bandwidth. Events can be used for both personal and aggregated data. This capability is currently under development.

Otonomo Dynamic Blurring Engine

The Otonomo Dynamic Blurring Engine is a SaaS capability that protects personal data by using sophisticated blurring techniques to blur personal data while preserving the data’s value for a diverse range of mobility and other applications and services. These services may include assisting smart cities with traffic management and HD mapping, road safety, parking and media research.

Otonomo Consent Management Hub

The Otonomo Consent Management Hub is an integral element of the Otonomo Vehicle Data Platform and provides an efficient way for connected car drivers to take control over the sharing of their vehicle data by providing a networked architecture to simplify setup and integration and deliver high scalability for automotive OEMs and service providers.

As the transportation ecosystem advances its use of vehicle data, the information flows around driver consent can become complex. For example, in-vehicle delivery from retailers may require drivers to provide consent to both the retailer and a third-party courier service. With the Otonomo Consent Management Hub, each party has a single integration point through which they can validate driver consent and deliver the approved personal data to other parties in the ecosystem. OEMs also do not need to directly support integration with multiple parties, including companies such as courier services with which they may not have a contractual relationship. Service providers can innovate faster by eliminating point-to-point integrations with multiple OEMs. Any new OEM or service provider integration will open new opportunities to numerous organizations in the ecosystem.

The Otonomo Consent Management Hub allows drivers to grant or revoke access for specific services at any time and provides drivers full transparency as to what personal vehicle data will be shared with specific services. The Otonomo Consent Management Hub differentiates the Otonomo Vehicle Data Platform by enabling driver-specific consent rather than per-vehicle consent. Each vehicle (identified by its VIN) can have multiple drivers, and each driver can use multiple VINs.

Vehicle Management Application

Our Vehicle Management application is designed for fleets to easily and efficiently manage the data of their fleet vehicles. The vehicle management app streamlines data operations and can be used in conjunction with, or independently from, existing fleet management systems.

Otonomo Self-Serve Platform

The Otonomo Self-Serve Platform offers many features, such as easy-to-use geofencing, filtering, configurable APIs and data report generation capabilities, giving developers, analysts and product leaders online access to real-time and historical, aggregated car-generated data and tailors this data to their needs.

External Third-Party Connectors

We are working with leading third party platforms to enable out-of-the-box integration to vehicle data. Such connectors will enable service providers to integrate vehicle data into their existing CRM and business workflows in order to provide state of the art service to their customers.

The Otonomo Mobility Intelligence Platform

Our Mobility Intelligence Platform, which we introduced as an Otonomo offering following the closing of the Neura Transaction, empowers organizations to drive strategic, data-driven decisions by transforming vast amounts of anonymized data and activity signals into actionable, impactful and valuable insights. Otonomo delivers advanced visibility into mobility needs and provides solutions for effective urban planning and operations of mobility services. These tools enable transportation planners, Mobility-as-a-Service (“MaaS”) providers and EV services providers to design and operate more sustainable and livable cities. The Otonomo Mobility Intelligence Platform broadens and diversifies our data assets and enriches our mobility insights by adding to our core automotive OEM data sets new data-layers, including but not limited to mobile devices mobility data, demographics, EV charging stations, micro mobility and public transportation. Following the completion of the Neura Acquisition, we launched three new solutions. These solutions are focused on electric vehicle charging point operators, MaaS providers and transportation planners. In addition, during 2021 our mobility models and workflows were adopted by healthcare providers in Israel to streamline the response to the changing threats of COVID-19.

Advantages of the mobility intelligence platform:

•
Planning: Our mobility intelligence platform is based on up-to-date aggregated data and allows for the planning of market expansion, optimal deployment of EV charging stations, effective resource deployment of MaaS and micro mobility supply, and data driven planning of traditional transportation networks.

•	Operation: Our mobility intelligence platform can be used for dynamic demand driven fleet management and multimodal optimization and is adaptive to actual riders’ needs.

•
Market Intelligence: Our mobility intelligence platform provides visibility into competitive operators, rental agencies, car dealerships, and mobility alternatives and allows our clients to see beyond the scope of a limited first-party data set.

Our Market Opportunity

•
Growing ecosystem and data pool. There are dozens of potential customer groups and thousands of potential data consumers for vehicle data utilization. These include product-related players, such as OEMs and Tier 1 suppliers, vehicle-related service providers, such as fleet operators, and other organizations in the extended ecosystem, such as smart cities, insurance companies and telecom operators. Overall, we believe many customer groups will join the ecosystem and expand their usage of external vehicle data. A growing number of service providers actively use external vehicle data, and we believe that the number of service providers using such data is likely to continue to increase moving forward. As 4G/5G mobile network ubiquity increases, the volume of data and parameters being sent from vehicles to OEM clouds is growing exponentially. According to the McKinsey Center for Future Mobility, the total value pool from car generated data is projected to increase to $120 billion to $160 billion by 2025 and to $250 billion to $400 billion by 2030.

•
Unique technological needs and high onboarding costs for data providers. The increasing volume and scope of vehicle data requires data providers to integrate complex data processing, cleaning, accounting, consent, multiple APIs and data structuring technologies. OEMs often lack the capabilities to implement these technologies and do not have the desire to develop them internally due to the substantial investments required for building and maintaining the data infrastructure. Tapping into the vast potential of data utilization also requires data providers to individually contract and integrate with multiple data consumers, which results in high marginal costs per each new data consumer acquired. Onboarding each new consumer also requires the involvement of multiple organizational functions, such as IT, legal and procurement. The onboarding process is often too expensive to justify the investment for data providers, especially when data consumers are small or medium-sized businesses. Without significant reduction of onboarding costs, the ability of data providers to efficiently scale their utilization efforts is limited.

•
Technological and cost constraints on data consumers. Lack of consistent formats or data standards across OEMs, or even across different models manufactured by the same OEM, requires data consumers to work with multiple stakeholders in different data formats and on different APIs. In addition, contracting with multiple OEMs involves conducting lengthy and costly negotiation and integration efforts by legal, privacy and technology resources with multiple parties. For some use cases, data consumers require certain levels of vehicle coverage in a specific area (e.g., smart city applications may need at least 2% coverage) and contracting OEMs directly would not be sufficient for their needs.

•
Regulatory-driven opportunities. Recent developments in regulation of vehicle data and connected cars, such as Regulation (EU) 2018/858 requiring OEMs to share connected car data with third parties, as well as emerging industry standards (such as NEVADA Share & Secure, which are intended to enable the secure transmission of data generated in the vehicle and make it usable for public authorities and industry), promote open access to vehicle data and neutrality, while also challenging OEMs by requiring them to supply the scale and ability to technically and legally align with the hundreds of service providers seeking access to vehicle data. With the removal of barriers to vehicle data accessibility, more organizations will be able to access and utilize vehicle data, and more data-driven services are expected to become available.

•
Compliance challenges. Data providers collecting, processing or sharing vehicle data must ensure that their collection, processing and use of vehicle data is compliant with personal data protection regulations, such as GDPR and CCPA, which often require prior consent. While free, informed and specific consents may be required from every vehicle user whose personal data is collected, obtaining compliant consents from drivers and passengers not related to the vehicle’s legal owner involves practical concerns for OEMs. The need for explicit consent for sharing data with separate service providers requires OEMs to provide advanced consent flows and consent management capabilities that can be seamlessly integrated. It has proven to be challenging for the OEMs to manage data compliance on very large scale with no consent management standards available.

Competitive Advantages

We believe that the following strengths differentiate us and will enable us to successfully compete and maintain its leadership position in its target markets. Unlike other market players, we are unique in our ability to support all data domains: B2B, B2B2C, and aggregate, as well as having the required supporting technologies such as the Dynamic Blurring Engine and Consent Management Hub.

•
Technologies. We possess strong, market-unique technology specifically tuned to vehicle data needs, which it has been providing to multiple data providers and data consumers since 2015. Our solution is intended to cover all of the vehicle data needs of data providers and data consumers. While some market players focus only on aggregate data or personal data, we offer services for both. We also provide data consumers with a larger variety of data points and offer more personalized data sets compared to other market players. In addition to its marketplace offerings, we offer unique SaaS features not found elsewhere, such as the Otonomo Consent Management Hub and the Otonomo Dynamic Blurring Engine.

•
Large fleet size and strong relationships with OEMs and other data providers. Our early and broad engagement with OEMs and other data providers has resulted in strong relationships with OEMs and other data providers that differentiate it from its competitors. We are a market leader among vehicle data companies with the market’s largest vehicle installed base.

•
Neutrality. We are a pure marketplace player. Unlike others in the market, we do not offer services that compete with our customers. In addition, while some market players count OEMs and Tier-1 suppliers among their largest investors, our investor base is comprised of both financial and strategic investors, and our board of directors’ members are not affiliated with any industry players. We expect that this neutrality will continue to make us more attractive to OEMs and other automotive businesses compared to other market players, enabling us to cater to a broader range of customer segments.

•
Global coverage and large ecosystem. While some of the other market players are focused on specific regions, we offer global coverage and a large ecosystem of data providers and consumers. Our global ecosystem makes our platform attractive to data providers and consumers. It enables them to address a large share of the market without the need to connect with multiple other partners, which can provide for faster scaling and reduce connection costs.

Growth Strategies

•
Ramp up sales and marketing efforts. To accelerate its growth, we intend to engage new customer segments, expand existing customer segments and continue to leverage outbound sales and lead generation activities. We also intend to bolster its salesforce to target existing markets, including expanding its activity in Asia-Pacific, penetrating new regions such as Latin America, and expanding its segment-dedicated salesforce.

•
Deepen OEM relationships. We intend to expand existing OEM relationships with the onboarding of new vehicles, makes and models and entering new geographies, which is expected to help us to deepen our existing relationships with current OEMs.

•
Add new types of data providers. We will continue to add data providers to further differentiate our platform from others in the market, including through the diversification and deepening of data sources. For example, we may expand data attributes gathered from light construction and commercial vehicles alongside micro-mobility data.

•	Add new capabilities: We will continue to add new capabilities to our mobility intelligence platform through the addition of vehicle data to the our intelligence products.

•
Expand licensing offerings. We will continue to develop additional technology products for licensing to both OEMs and service providers in order to diversify its revenue through a mix of marketplace services and software licensing.

•
Accelerate end-market demand. We will make efforts to expand our customer base and increase accessibility to data utilization by educating customers on potential benefits, expanding self-serve offerings and diversifying the utilization models.

•
Expand services throughout data value chain. We will expand our offering by providing additional services along the data value chain, such as data storage, enrichment and visualization. These additional services will allow us to address new use cases and increase the value of our data pool.

•
Capitalize on regulatory changes. We believe that our existing infrastructure positions us well to capitalize on regulatory changes promoting data privacy, security and access and benefit from the growing scope and complexity of data privacy and cybersecurity regulations.

Marketing

We believe we have built a strong brand and are recognized as an industry leader in mobility services. We believe our reputation as a trustworthy and capable data partner is a primary reason that many leading OEMs and data customers have chosen us as their mobility data partner.

Our marketing is mainly focused on inbound activities and supporting the outbound efforts of the sales team. The marketing team uses advanced marketing techniques and digital technologies, as well as the creation of original and engaging content to keep the brand top of mind with prospects, customers, analysts, and the media. These tools include marketing automation, remarketing and a selection of social media tools.

Activities vary from development of educational and promotional material in the form of blogs, webinars, whitepapers, ebooks, datasheets and sales support tools. These materials educate, engage and accompany prospects as they move along the purchasing funnel converting them into customers and beyond.

We leverage a variety of channels to reach prospects which include organic and paid social media activity, joint events, industry conferences, webinars and media and analyst relations.

Sales

Our sales efforts are focused on delivering solutions for urban planning, MaaS providers, EV infrastructure providers and fleet operators, the acquisition of data to increase our data pool, and the licensing of data to data consumers.

To acquire car-generated data and mobility data from mobile devices, we partner directly with OEMs and other data providers through our dedicated sales engagement organization, which focus on deepening our existing relationships and increasing our data pool and geographic coverage. We pay for acquired data through a combination of fixed fees and revenue share arrangements with data providers.

Sales to customers are executed primarily through an organic sales organization that sells directly to data consumers, indirectly through our partners, serving as sales channels, which include consulting, technology, professional and outsourcing services, and through strategic partnerships.

All sales channels use the Otonomo Self-Serve Platform to easily scale the sales process, improve engagement, and better understand the consumer.

Global sales efforts focus on the following customer segments and uses:

•	Smart Cities: reduction of congestion and pollution through traffic flow and route management;

•	Transportation: incorporation of car data into active transportation management tools that help optimize their operation;

•	Fleet services: improved fleet management driven by GPS vehicle tracking and remote diagnostics;

•	Insurance: better policyholder experience through behavioral analysis and accident reconstruction;

•	Financial: enhance risk management possibilities and offering of new financial services; and

•	Dealerships: predictive vehicle maintenance and vehicle health indicators.

•	EV: incorporation of mobility data that helps optimize operations including where to locate EV charging stations to maximize return on investment and service accessibility.

Custom plans are offered through our direct sales organization and our marketing partners. The pricing and data models of these plans are customized to the customers’ needs. Custom plans include full data access, near real-time streaming and a growing variety of SaaS offerings.

The Otonomo data marketplace Self-Serve Platform provides access to selected data sets and is currently available with a 30-day free trial. Once registered, Self-Serve Platform users pay for the data they consume by a pay-per-use plan. Via the platform, the users have access to comprehensive documentation and customer support.

Technology

The Otonomo Vehicle Data Platform and Mobility Platform each use state of the art cloud-native microservices architecture, as well as a long list of Big Data technologies to ingest, process and expose the billions of data points per day that we receive. These include streaming technologies like Apache Flink, as well as Big Data batch-processing based on Apache Spark. Security is a first-class citizen in our technology, from the design and development processes through its production.

Research and Development

We have invested a significant amount of time and expense into research and development in order to develop the Otonomo Vehicle Data Platform, strengthen its data reshaping capabilities, scale the data pipeline and facilitate data access by its ecosystem. Our research and development activities are largely conducted at our headquarters in Herzliya, Israel. As of December 31, 2021, Otonomo had approximately 57 full-time or equivalent employees engaged in R&D activities.2 Our ability to compete in our industry depends in part on our ability to successfully achieve continual innovation in its technology and products through R&D activities.

Intellectual Property

Our business depends, in part, on our ability to develop and maintain the proprietary aspects of our core technology. Our policy is to obtain appropriate proprietary rights protection for any potentially significant new technology we develop. We currently hold 13 registered patents (of which 7 are U.S. patents) and have 29 pending patent applications (of which 27 are pending U.S. patent applications) covering a range of key aspects of our proprietary technology, including, among other things, methods for data extraction, normalization, aggregation and ingestion, as well as privacy and consent management technology.

In addition to patent laws, we rely on copyright and trade secret laws to protect our proprietary rights. We attempt to protect our trade secrets and other proprietary information through agreements with OEMs, customers, vendors, employees, consultants and through other similar measures.

Market Position

The market for vehicle data marketplaces is emerging and several players are in the early and growth stages. Our closest competitors focus on data provisioning, services to manage and structure data and consent management.

Outlying players include service providers and personal use case companies. These players focus on enabling services via APIs and connecting service providers with customers’ PII. They may also provide industry-specific data and service providers for location-based services, while others focus on fleet management, and repair-and maintenance data services.

Additionally, tech companies, such as Google and Alibaba, and vehicle operating system providers, such as Huawei and Baidu, may enter the vehicle data market.

Companies providing cloud computing platforms and APIs, such as Amazon Web Services and Microsoft, may also enter the vehicle data exchange or utilization space.

We currently face challenges from a range of companies seeking to establish and develop relationships with OEMs and other data providers. Some players are working to advance technology, performance and innovation in their development of new solutions.

Within the vehicle data marketplace segment, traction is based significantly on scale, performance and technology. We believe that our deep relationships with OEMs and other data providers, our mature, proprietary technology and global coverage well position us to partner with additional OEMs, and data providers looking for a strong data partner with low operational risk.

We believe that it may take small, emerging companies a substantial period of time and many resources to gain the recognition and trust of OEMs and other data providers. We believe that our early and broad engagement with OEMs and fleets, resulting in strong relationships and potentially the largest installed base in the market, differentiates us from our competitors.

We expect that our technology and continual innovation will support our position as a leader in the vehicle data market based on the previous mentioned market differentiators. While other market players will continue to emerge and recede, we believe our leadership position will maintain its stronghold.

Government Regulation

Vehicle data companies are subject to emerging regulatory federal, state, national and international frameworks that are in a rapid state of change.

To operate its platform and provide services to its customers, we receive, process and share vehicle-generated data. This data includes PII and aggregate data from our data providers, such as OEMs, fleet operators, TSPs and mobile devices. PII can only be collected, processed and shared in compliance with legal and technical requirements such as GDPR, the EU Directive on Privacy and Electronic Communications, Regulation (EU) 2018/858 requiring OEMs to share connected car data with third parties or California’s CCPA as well as industry standards (as such NEVADA Share & Secure) promoting open access to data and neutrality. Aggregate data is generally subject to different privacy obligations or is exempt from personal data protection laws. We do not receive, process or share vehicle generated PII without receiving sufficient assurances from our data providers that the subject of the information has been provided with clear and appropriate notice and explicitly consented to provide such information. We view privacy regulation as generally favorable to its business as the Otonomo Vehicle Data Platform allows data providers and customers to utilize personal and aggregate data while complying with privacy regulations through the Otonomo Consent Management Hub and the Otonomo Dynamic Blurring Engine.

Regulation requiring greater and more equal access to vehicle data requires data providers to share more data with more data consumers thereby reducing costs for data consumers and enabling more use cases and opens new end markets. We believe that breaking down barriers to data accessibility will make more data-driven services available, grow data utilization opportunities for our partners and customers and expand the connected car ecosystem.

Growing car connectivity and digitization, the acceleration of autonomous driving innovation and the expansion of digital mobility services has contributed to the continued rise of the importance of cybersecurity in the automotive industry. Regulators have started adopting mandatory minimum standards for vehicle software cybersecurity. For example, in December 2019 California’s Department of Motor Vehicles published regulations requiring light-duty autonomous delivery vehicles to be certified as meeting current industry standards to help defend against, detect and respond to cyber-attacks, unauthorized intrusions or false vehicle control commands.

The largest international vehicle regulatory system, the World Forum for the Harmonization of Vehicle Regulations (“WP.29”), which is part of the United Nations Economic Commission for Europe (“UNECE”), published in June 2020 is the first WP.29 regulation that outlines cybersecurity requirements for OEMs and the connected and autonomous vehicles that they manufacture. The WP.29 automotive cybersecurity regulation also outlines processes that OEMs in over 60 countries must have within their organizations and vehicles to achieve vehicle-type approval with regard to cybersecurity in their vehicles.

The vehicle data and connected car regulatory landscape is still evolving rapidly. We believe that national and international legal frameworks around vehicle data and connected cars will continue to develop and change to address technological, consumer and societal developments. We may become subject to additional regulatory schemes and requirements, whether applicable to it directly as a vehicle data marketplace, or indirectly, as a result of legal requirements imposed on OEMs and other data providers.

As a global technology company, we are also subject to trade, export controls, anti-bribery and sourcing regulations in various jurisdictions. Our operations are also subject to various federal, state and foreign laws and regulations governing the employment and occupational health and safety of our employees and wage regulations.

Seasonality

We do not experience material seasonality in our operations.

Employees

As of December 31, 2021, we had 128 full-time (or full-time equivalent) employees based primarily in Israel, including 43 employees engaged in research and development, 14 employees in product development and management, 46 employees in sales and marketing and 25 employees in general management, administration and finance. We also have 9 employees based in the United States and 3 employee based in Europe. None of our employees are represented by a labor union, and we consider our relations with our employees to be good. To date, we have not experienced any work stoppages.

Facilities

Our headquarters is located in Herzliya, Israel, where we lease an office with approximately 20,450 square feet. Our headquarters is subject to a lease agreement that expires on December 31, 2022 and may be renewed on a quarterly basis for two years after. This facility contains engineering, product, commercial, marketing, sales and administrative functions.

Legal Proceedings

We may be subject from time to time to various proceedings, lawsuits, disputes or claims in the ordinary course of business. We investigate these claims as they arise. Although claims are inherently unpredictable, we are currently not aware of any matters that, if determined adversely to the Company, would individually or taken together, have a material adverse effect on our business, financial position, results of operations, or cash flow.

C. Organizational structure

Each of our subsidiaries are wholly owned by us. Our subsidiaries are listed below.

Name	Jurisdiction of Organization
Otonomo Inc.	Delaware (USA)
Otonomo GmbH	Germany
Otonomo Merger US Inc.	Delaware (USA)
Neura, Inc.	Delaware (USA)
Neura Labs Ltd.	Israel

D. Property, plants and equipment

See “Item 4. Information on the Company—B. Business Overview—Facilities.” We believe that our facilities are adequate to meet our needs for the immediate future and that suitable additional space will be procured to accommodate any expansion of our operations as needed.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Financial Data” and the historical audited annual consolidated financial statements and the related notes included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business and related financing, includes forward‑looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled Item 3.D. “Risk Factors” of this Annual Report, our actual results could differ materially from the results described in or implied by the forward‑looking statements contained in the following discussion and analysis.

Overview

We are a leading one-stop shop for mobility data. Otonomo fuels a data ecosystem of OEMs, fleets and more than 100 service providers spanning the transportation, mobility and automotive industries. Our platform securely ingests more than 4 billion data points per day globally from over 50 million vehicles licensed on the platform and massive amounts of mobility demand data from multimodal sources, then reshapes and enriches it to accelerate time to market for new services that improve the mobility and transportation experience. We provide deeper visibility and actionable insights to empower strategic data-driven decisions – taking the guesswork out of mobility and transportation planning, deployment and operations.

As part of our proprietary data platform, we have developed a robust suite of SaaS offerings that provide both OEMs and service providers with additional capabilities, and that incorporate vertically specific applications to meet different privacy, regulation, storage, visualization and data insight needs.

Privacy by design and neutrality are at the core of our platform, which enables compliance with regulations such as GDPR, CCPA, and other vehicle specific regulations, such as the EU requirement/directive that OEMs share connected car data with third parties or the Massachusetts’ Right to Repair Act allowing access to vehicle data for maintenance and repair purposes.

We generate the majority of our revenue from fees charged to customers based on data points consumed through its platform. We also generate revenue through services relating to proprietary features through our platform.

Our customers typically enter into contractual arrangements with terms up to three-years. We charge these customers based on data points consumed or per VIN per month. Some customers, especially smaller organizations, consume data points on our platform through the self-serve platform on an on-demand basis for which we charge based on data points or trips consumed.

Our go-to-market strategy is focused on expanding its access to data through partnering with OEMs, fleets and other data providers, acquiring new customers and driving continued use of our platform for existing customers.

We pursue strategic partnerships with OEMs, fleets and other data providers through a dedicated team segmented by geographical regions. We focus our selling efforts on organizations of various sizes, within specific customer segments, and licenses access to our platform through a direct sales force which is segmented by geographical regions. Our platform is used globally by organizations of all sizes across a broad range of industries. In 2021, we had 55 total customers, an increase from 22 total customers in 2020.

Consummation of the Business Combination

On January 31, 2021, Otonomo entered into the Business Combination Agreement with SWAG and Merger Sub. On August 13, 2021, upon consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement, Merger Sub merged with and into SWAG, with SWAG surviving the merger as a wholly owned subsidiary of Otonomo.

The Business Combination was accounted for as a recapitalization as pre-combination Otonomo was determined to be the accounting acquirer under Financial Accounting Standards Board (FASB)’s Accounting Standards Codification Topic 805, Business Combinations (ASC 805).

Concurrently with the execution of the Business Combination Agreement, Otonomo and the PIPE Investors entered into the Subscription Agreements. On the Closing Date, the PIPE Investors purchased an aggregate of 14,250,000 PIPE Shares at a price per share of $10.00 for gross proceeds to Otonomo of $142,500,000.

In addition, concurrently with the execution of the Business Combination Agreement, Otonomo, the “Selling Shareholders and the Secondary PIPE Investors entered into the Share Purchase Agreement. On the Closing Date, providing the Secondary PIPE Investors purchased an aggregate of 3,000,000 Secondary PIPE Shares from the Selling Shareholders at a price per share of $10.00 for gross proceeds to the Selling Shareholders of $30,000,000.

Neura Acquisition

On October 4, 2021, pursuant to the Neura Merger Agreement, Otonomo acquired Neura, a leader in Artificial Intelligence (AI)-powered mobility intelligence. Otonomo acquired 100% of Neura’s outstanding equity interests for transaction consideration of $46.8 million, including the issuance of the Neura Shares. Otonomo expects its newly expanded mobility intelligence platform to leverage Neura’s advanced analytics powered by patented AI and Machine Learning technologies and diverse multi-layered data.

The Floow Acquisition

On February 26, 2022, Otonomo entered into the Floow SPA to acquire The Floow in a cash and stock deal valued at approximately $69 million, including a performance based earnout of up to $37.5 million. Under the definitive agreement, the aggregate cash and stock consideration to be paid and issued upon closing is valued at $31.5 million based on a share price of $2.75. Otonomo may issue additional cash and stock of up to $37.5 million dependent upon achievement of certain business performance objectives. The acquisition is subject to approval by U.K. regulators and is expected to close during the second quarter of 2022.

Otonomo believes the combination of vehicle and mobile data from Otonomo and The Floow will be crucial to enabling innovative, usage-based and behavioral-based insurance products and to move from “detect and repair” to “predict and prevent” models to create safer, greener and smarter driving experiences for policy holders. Over the last decade, The Floow has built a portfolio of connected insurance clients, alongside strategic partnerships with Munich Re and TransUnion. The Floow's data refinery platform enables insurance carriers to introduce “connectivity” to their products and differentiate their offerings through a more precise understanding of risk in the context of personalized products and services, improved road safety through driver coaching and timely, accurate roadside assistance.

Key Factors Affecting Our Operating Results

Expanding Our Data Supplier Base

We currently have 22 OEM agreements. In addition to data provided by these OEMs we receive data from fleet operators, TSPs and mobile devices. We believe that there is an opportunity to expand its data supplier base by entering into partnership relationships with additional OEMs, fleet operators and TSPs and to expand its existing OEM relationships with new series models and geographies. Furthermore, we see an opportunity to add new types of data suppliers (e.g., light construction vehicles) to further differentiate its platform and drive additional data consumption by its customers.

Adoption of Our Platform

Our future success depends in a large part on the market adoption of its platform. While we see growing demand for our platform, particularly from large enterprises, seeking easy access to rich, secure and compliant vehicle data on which to base value-added services we wish to develop and market, to our customers. While this makes it difficult to predict customer adoption rates and future demand, we believe that the benefits of our platform put us in a strong position to capture the significant market opportunity ahead.

Expanding Within Our Existing Customer Base

Our diverse base of customers represents a significant opportunity for further consumption of the data within its platform. While we have seen a rapid increase in the number of our customers, We believe that there is a substantial opportunity to expand the usage of our platform within our existing customers. We plan to continue investing in our direct sales force to encourage increased data consumption and adoption of new use cases among our existing customers.

Once deployed, our customers often expand their use of our platform more broadly within the enterprise and across their ecosystem of customers and partners as they identify new use cases and realize the benefits of our platform.

In any given period, there is a risk that customer consumption of our platform will be lower than we expect, which may cause fluctuations in our revenue and results of operations. Our ability to increase usage of our platform by existing customers, and, in particular, by large enterprise customers, will depend on a number of factors, including our customers’ satisfaction with our platform, competition, pricing, availability and quality of data, overall changes in our customers’ spending levels and the effectiveness of our efforts to help our customers realize the benefits of our platform.

Acquiring New Customers

We believe there is a substantial opportunity to further grow our customer base by continuing to make significant investments in sales, marketing and brand awareness. Our ability to attract new customers will depend on a number of factors, including our success in recruiting and scaling our sales and marketing organization and competitive dynamics in our target markets. We intend to expand our direct sales force, with a focus on increasing sales in targeted geographies and customer segments. We may not achieve anticipated revenue growth from expanding its sales force to focus on large enterprises if we are unable to hire, develop, integrate, and retain talented and effective sales personnel; if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time; or if our sales and marketing programs are not effective.

Investing in Growth and Scaling our Business

We are focused on our long-term revenue potential. We believe that our market opportunity is large, and we will continue to invest significantly in scaling across all organizational functions in order to grow our operations both domestically and internationally. We have a history of introducing successful new features and capabilities on our platform, and we intend to continue to invest heavily to grow our business to take advantage of our expansive market opportunity rather than optimize for profitability or cash flow in the near future.

Key Business Metric

We monitor the key business metric set forth below to help us evaluate our business and growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies. The calculation of the key metric discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Number of OEM Data Agreements

We will continue to monitor the number of direct and indirect agreements with OEM entities for different sets of data and SaaS. The number of agreements with OEMs will directly impact the results of operations, including revenues and gross margins for the foreseeable future.

Impact of COVID-19

The COVID-19 pandemic began causing general business disruption worldwide in January 2020. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations, cash flows and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. We have experienced, and may continue to experience, a modest adverse impact on certain parts of our business following the implementation of shelter-in-place orders to mitigate the outbreak of COVID-19, including a lengthening of the sales cycle for some prospective customers and delays in the delivery of professional services and trainings to our customers. We have also experienced, and may continue to experience, a modest positive impact on other aspects of our business, including an increase in consumption of our platform by existing customers.

Moreover, we have seen slower growth in certain operating expenses due to reduced business travel, deferred hiring for some positions and the virtualization or cancellation of customer and employee events. While a reduction in operating expenses may have an immediate positive impact on our results of operations, we do not yet have visibility into the full impact this will have on our business. We cannot predict how long it will continue to experience these impacts as shelter-in-place orders and other related measures are expected to change over time. Our results of operations, cash flows, and financial condition have not been adversely impacted to date. However, as certain of our customers or partners experience downturns or uncertainty in their own business operations or revenue resulting from the spread of COVID-19, they may continue to decrease or delay their spending, request pricing discounts, or seek renegotiations of their contracts, any of which may result in decreased revenue and cash receipts for us. In addition, we may experience customer losses, including due to bankruptcy or our customers ceasing operations, which may result in an inability to collect accounts receivable from these customers. In addition, in response to the spread of COVID-19, we have required substantially all of our employees to work remotely to minimize the risk of the virus to our employees and the communities in which we operate. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, and business partners.

The global impact of COVID-19 continues to rapidly evolve, and we will continue to monitor the situation and the effects on our business and operations closely. We do not yet know the full extent of potential impacts on our business or operations or on the global economy as a whole, particularly if the COVID-19 pandemic continues and persists for an extended period of time. Given the uncertainty, we cannot reasonably estimate the impact on our future results of operations, cash flows, or financial condition. For additional details, see the section titled “Risk Factors.”

Components of Results of Operations

Revenues

We derive our revenues from subscription revenues to our vehicle data platform, which are comprised of subscription fees from customers accessing our enterprise cloud computing services (“SaaS subscriptions”). We also generate revenues from the use of our artificial Intelligence (AI) platform that empowers organizations by transforming behavioral data into actionable insights. (“MI services”)

We elected to adopt Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), effective as of January 1, 2018, utilizing the full retrospective method of adoption. Accordingly, the consolidated financial statements included elsewhere in this Annual Report are presented under ASC 606. Under ASC 606, we determine revenue recognition through the following five- step framework:

•	identification of the contract, or contracts, with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, we satisfy a performance obligation.

Our SaaS subscriptions revenues consist primarily of fees to provide our customers access to our cloud-based platform, which includes routine customer support. Subscription service contracts do not provide customers with the right to take possession of the software, are cancelable, and do not contain general rights of return. Generally, subscription revenues are recognized ratably over the contractual term of the arrangement, beginning on the date that the service is made available to the customer.

Subscription contracts typically have a term of up to three years and are priced on fixed-fee or a pay per use basis. For fixed-fee basis contracts, invoicing occurring in annual, quarterly or monthly installments at the beginning of each year of the subscription period or at the end of each quarter or month, respectively.

MI services typically have a term of up to one year and are priced on a fixed-fee basis. For fixed-fee contracts, invoicing typically occurs when the service is delivered. Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the services either on their own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract.

We provide access to our cloud-hosted software, without providing the customer with the right to take possession of our software, which we consider to be a single performance obligation.

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, we allocate the transaction price for each contract to each performance obligation based on the relative standalone selling price for each performance obligation. In instances where performance obligations do not have observable standalone sales, we utilize available information that may include market conditions, pricing strategies, the economic life of the software, and other observable inputs or uses the expected cost-plus margin approach to estimate the price we would charge if the products and services were sold separately.

Incremental costs of obtaining a contract that are eligible to capitalization, were immaterial during the reported periods.

Contract assets consist of unbilled accounts receivable, which occur when a right to consideration for our performance under the customer contract occurs before invoicing to the customer. The amount of unbilled accounts receivable included within accounts receivable, net on the consolidated balance sheets was immaterial for the periods presented.

Contract liabilities consist of deferred revenue. Revenue is deferred when we invoice in advance of performance under a contract. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date.

Cost of Services

Cost of services consists primarily of expenses related to purchasing data from data suppliers, amounts paid to data suppliers under revenue sharing or fixed price arrangements, software licenses, and personnel-related costs associated with customer support and professional services, including salaries, benefits and bonuses. Cost of services also includes allocated overhead costs.

We intend to continue to invest additional resources in our customer support and professional services organizations to support the growth of our business. Some of these investments, including certain data purchase costs, support costs and costs of expanding our business internationally, are incurred in advance of generating revenue, and the failure to generate anticipated revenue or fluctuations in the timing of revenue could affect our gross margin from period to period.

Operating Expenses

Our operating expenses consist of third-party cloud infrastructure, sales and marketing, research and development, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses and share-based compensation. Operating expenses also include allocated overhead costs.

Allocation of Overhead Costs

Overhead costs that are not substantially dedicated for use by a specific functional group are allocated based on headcount. Such costs include costs associated with office facilities,  IT-related personnel and other expenses, such as software and subscription services.

Third-Party Cloud Infrastructure

Third-party cloud infrastructure expenses include expenses incurred in connection with our customers’ use of our platform and the maintenance of our platform on public clouds, such as cloud computing or other hosting and data storage, including different regional deployments.

In addition, third-party cloud infrastructure expenses also include the third-party cloud infrastructure expenses incurred with internal research and development use.

We expect that our third-party cloud infrastructure expenses will increase in absolute dollars as our business grows, particularly as we incur additional costs related our platforms and SaaS products. However, we expect that our third-party cloud infrastructure expenses will decrease as a percentage of our revenue over time.

Research and Development

Research and development costs include personnel-related expenses associated with our engineering personnel responsible for the design, development and testing of our products, cost of development environments and tools and allocated overhead. Research and development costs are expensed as incurred.

We expect that our research and development expenses will increase in absolute dollars as our business grows, particularly as we incur additional costs related to continued investments in our platform and SaaS products. However, we expect that our research and development expenses will decrease as a percentage of our revenue over time.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related expenses associated with our sales and marketing staff, including salaries, benefits, bonuses, share-based compensation and travel. Marketing expenses also include third-party software tools required for marketing automation and consulting and advertising costs. We expect these costs to increase over time as the market expands and additional tools are implemented. Prior to the disruption of international travel caused by the COVID-19 pandemic beginning in January 2020, sales and marketing expenses also included international travel of personnel and expenses related to trade shows and other marketing events. We expect that our sales and marketing expenses will increase in absolute dollars as we grow our business. However, we expect that our sales and marketing expenses will decrease as a percentage of our revenue over time.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses for our finance, legal, human resources, facilities, and administrative personnel, including salaries, benefits, bonuses, and share- based compensation. General and administrative expenses also include external legal, accounting, bookkeeping and other professional services fees, software and subscription services dedicated for use by our general and administrative functions, and other corporate expenses. General and administrative expenses also include allocated overhead costs.

We incur additional expenses as a result of becoming a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. We expect that our general and administrative expenses will increase in absolute dollars as its business grows but will decrease as a percentage of our revenue over time.

Financial Income (Expense), Net

Financial income (expense), net, consists primarily of adjustments related to changes in value of our warrants for redeemable convertible preferred shares and warrants for ordinary shares, which were charged to financial income (expenses), net.

In addition, financial income (expense), net also include interest income earned on our cash equivalents and short-term investments and currency related adjustments.

Provision for (Benefit from) Income Taxes

Provision for (benefit from) income taxes consists primarily of income taxes in certain foreign and state jurisdictions in which we conduct business. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

A. Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Annual Report. For the discussion of our results of operations for the year ended December 31, 2019, including a year-to-year comparison between the year ended December 31, 2020 and the year ended December 31, 2019, and a discussion of our liquidity and capital resources for the year ended December 31, 2019, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Registration Statement on Form F-1 (No. 333-260571) filed with the SEC on October 29, 2021.

Comparison of the Years Ended December 31, 2021 and December 31, 2020

Revenue

	Year Ended December 31,		Change	Change
	2021	2020	$	%
	(Dollars in thousands)
Revenue by Geography:
North America	$176	$43	$133	308%
Asia Pacific	329	164	165	101%
Europe, Middle East and Africa	1,218	187	1,031	552%

Total	$1,723	$394	$1,329	337%

Revenue increased by approximately $1,329 thousand, or 337%, to approximately $1,723 thousand for the year ended December 31, 2021, from approximately $394 thousand for the year ended December 31, 2020, primarily due to the increase in onboarding OEM data, the development of SaaS features, our increase in total customers from 22 in 2020 to 55 in 2021, and the revenue from the business acquired in the Neura Acquisition.

Costs of Services and Operating Expenses

	Year Ended December 31,		Change	Change
	2021	2020	$	%
	(Dollars in thousands)
Cost of services	$953	$336	$617	184%
Cloud infrastructure	$2,814	$1,262	$1,552	123%
Research and development	$12,077	$8,194	$3,883	47%
Sales and marketing	$9,435	$5,168	$4,267	83%
General and administrative	$11,904	$2,515	$9,389	373%
Depreciation and amortization	$532	$147	$385	262%
			0
Total costs of services and operating expenses	$37,715	$17,622	$20,093	114%

 Cost of services

Cost of services increased by approximately $617 thousand, or 184%, to approximately $953 thousand for the year ended December 31, 2021, from approximately $336 thousand for the year ended December 31, 2020. The increase was primarily attributable to an increase in the costs related to purchasing data from data suppliers.

Third-Party Cloud Infrastructure

Third-party cloud infrastructure expenses increased by approximately $1,552 thousand, or 123%, to approximately $2,814 thousand for the year ended December 31, 2021, from approximately $1,262 thousand for the year ended December 31, 2020. The increase was primarily attributable to an increase in traffic and data storage related to Company’s platform maintenance and internal research and development use.

Research and Development

Research and development expenses increased by approximately $3,883 thousand, or 47%, to approximately $12,077 thousand for the year ended December 31, 2021, from approximately $8,194 thousand for the year ended December 31, 2020. The increase was primarily attributable to an increase in employee headcount related expenses and an increase in IT software.

Sales and Marketing

Sales and marketing expenses increased by approximately $4,267 thousand, or 83%, to approximately $9,435 thousand for the year ended December 31, 2021 from approximately $5,168 thousand for the year ended December 31, 2020. The increase was primarily attributable to headcount related expenses.

General and Administrative

General and administrative expenses increased by approximately $9,389 thousand, or 373%, to approximately $11,904 thousand for the year ended December 31, 2021 from approximately $2,515 thousand for the year ended December 31, 2020. The increase was primarily attributable to an increase in headcount and an increase in professional services related to the Recapitalization and Acquisitions.

Depreciation and amortization

Depreciation and amortization increased by approximately $385 thousand, or 262%, to approximately $532 thousand for the year ended December 31, 2021, from approximately $147 thousand for the year ended December 31, 2020. The increase was primarily attributable to the amortization of technology with a useful life of six years that was acquired by Neura and began amortizing in October 2021.

Financial (Expense) Income, Net

	Year Ended December 31,		Change	Change
	2021	2020	$	%
	(Dollars in thousands)
Financial (Expense) Income, Net	$5,280	$(2,737)	$8,017	(293)%

Financial income was $5,280 thousand in the year ended December 31, 2021 compared to financial expense of $2,737 thousand in the year ended December 31, 2020. The change was primarily related to the revaluation of warrants and redeemable convertible preferred shares.

B. Liquidity and Capital Resources

From our inception through the year ended December 31, 2020, we financed our operations primarily through proceeds received from sales of equity securities and payments received from our customers as further detailed below. In the year ended December 31, 2021, our principal source of liquidity was the $224 million of net proceeds received from the Business Combination. As of December 31, 2021 and December 31, 2020, our principal sources of liquidity were cash, cash equivalents, restricted cash and short-term and long-term investments totaling approximately $208.1 million and $27.8 million, respectively. Our investments consist of US and Israeli deposits.

We believe that our existing cash, cash equivalents, and short-term and long-term investments will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months from the date of this Annual Report. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash received from customers, the expansion of sales and marketing activities, the timing and extent of spending to support development efforts, the price at which we are able to purchase public cloud capacity, expenses associated with our international expansion, the introduction of platform enhancements, and the continuing market adoption of our platform. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

The following table shows a summary of our cash flows for the periods presented:

	Year Ended December 31,
(dollars in thousands)	2021	2020
Net cash used in operating activities	$(33,361)	$(14,135)
Net cash provided by (used in) investing activities	$2,680	$(1,832)
Net cash provided by financing activities	$223,776	$20,100
Net increase (decrease) in cash and cash equivalents and short-term restricted cash equivalents	$193,095	$4,133

Operating Activities

Our primary uses of cash from operating activities are for personnel-related expenses, sales and marketing expenses, third-party cloud infrastructure expenses and overhead expenses.

Cash used in operating activities mainly consist of our net loss adjusted for certain non-cash items, including share-based compensation, change in the value of the warrants, depreciation expenses and changes in operating assets and liabilities during each period.

During the year ended December 31, 2021 and 2020, net cash used in operating activities was approximately $33.4 million and $14.1 million, respectively. The primary factors affecting operating cash flows during these periods were net losses of approximately $30.9 million and $20.0 million during the years ended December 31, 2021 and December 31, 2020, respectively.

Investing Activities

Cash provided by investing activities during the year ended December 31, 2021 was approximately $10.0 million as a result of net investment in Neura, approximately $12.8 million as a result of net releases of short-term investments and purchases of property and equipment to support additional office facilities and long term assets of approximately $0.2 million. Cash used in investing activities during the year ended December 31, 2020 was approximately $1.8 million as a result of approximately $1.4 million in short-term investments and purchases of property and equipment to support additional office facilities of approximately $0.4 million.

Financing Activities

              Cash provided by financing activities for the year ended December 31, 2021 was approximately $223.8 million primarily as a result of proceeds from the Business Combination, net of issuance costs, and $44 thousand from option exercises. Cash provided by financing activities for the year ended December 31, 2020 was approximately $20.1 million primarily as a result of proceeds from the issuance of redeemable convertible preferred shares and warrants, net of issuance costs.

Contractual Obligations and Commitments

Future minimum lease payments under non-cancelable operating leases at December 31, 2021, are $945 thousand. See Note 11 of the Notes to the Consolidated Financial Statements including in “Item 8. Financial Statements and Supplementary Data.”

Our ability to fund our material obligations will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations, we believe that our existing cash balances and expected cash flows generated from operations is sufficient to meet our operating requirements for at least the next twelve months.

Off-Balance Sheet Arrangements

The Company has a bank guaranty to the leased premises’ landlord of $150.1 thousand.

C. Research and Development, Patents and Licenses, Etc.

Our research and development activities are primarily located in Israel.

Research and development expenses are primarily comprised of costs of our research and development personnel and other development-related expenses. Research and development personnel focus primarily on continuously enhancing our vehicle data and mobility intelligence platform. We invest in research and development in order to address our customer’s needs across a range of use cases and create unique differentiation for our business and offerings in the market. For a description of our research and development expenses and the amounts that we have incurred over the last three years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— Components of Results of Operations—Research and Development” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Research and Development.”

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused that disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report are prepared in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe that the accounting policies described below involve a substantial degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Revenue Recognition

We account for revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue From Contracts With Customers (ASC 606) for all periods presented.

Our SaaS subscriptions revenues consist primarily of fees to provide our customers access to our cloud-based platform, which includes routine customer support. Subscription service contracts do not provide customers with the right to take possession of the software, are cancelable, and do not contain general rights of return. Generally, subscription revenues are recognized ratably over the contractual term of the arrangement, beginning on the date that the service is made available to the customer.

Subscription contracts typically have a term of one to three years and are priced on a fixed-fee or a pay-per-use basis. For fixed-fee basis contracts, invoicing typically occurs in annual, quarterly, or monthly installments at the beginning of each year of the subscription period or at the end of each year, quarter, or month, respectively. For pay per use basis contracts, we apply the ‘as-invoiced’ practical expedient that permits us to recognize revenue in the amount to which it has a right to invoice the customer.

MI services typically have a term of up to one year and are priced on a fixed-fee basis. For fixed-fee basis contracts, invoicing typically occurs when the service is delivered. Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract.

We provide access to our cloud-hosted software, without providing the customer with the right to take possession of our software, which we consider to be a single performance obligation.

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, we allocate the transaction price for each contract to each performance obligation based on the relative standalone selling price for each performance obligation. In instances where performance obligations do not have observable standalone sales, we utilize available information that may include market conditions, pricing strategies, the economic life of the software, and other observable inputs or uses the expected cost-plus margin approach to estimate the price we would charge if the products and services were sold separately.

Incremental costs of obtaining a contract that are eligible to capitalization, were immaterial during the reported periods.

Contract assets consist of unbilled accounts receivable, which occur when a right to consideration for our performance under the customer contract occurs before invoicing to the customer. The amount of unbilled accounts receivable included within accounts receivable, net on the consolidated balance sheets.

Contract liabilities consist of deferred revenue. Revenue is deferred when we invoice in advance of performance under a contract. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date.

Share-Based Compensation

We measure share-based awards granted to our employees, consultants or advisors or our affiliates based on their fair value on the date of the grant and recognizes compensation expense of those awards, over the requisite service period, which is generally the vesting period of the respective award. We apply the straight-line method of expense recognition to all awards with only service-based vesting conditions.

We estimate the fair value of each share option grant on the date of grant using the Black-Scholes option-pricing model, which uses as inputs the fair value of the ordinary shares and assumptions for the volatility of the ordinary shares, the expected term of its share options, the risk-free interest rate for a period that approximates the expected term of our share options and their expected dividend yield.

Determination of the Fair Value of the Ordinary Shares

The fair value of the ordinary shares underlying our share-based awards has historically been determined by our board of directors, with input from management and corroboration from contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our ordinary shares. Given the absence of a public trading market for the ordinary shares, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of the ordinary shares at each grant date. These factors include:

•	contemporaneous valuations of the ordinary shares performed by independent third-party specialists;

•	the prices, rights, preferences, and privileges of our preferred shares relative to those of the ordinary shares;

•	the lack of marketability inherent in the ordinary shares;

•	our actual operating and financial performance;

•	our current business conditions and projections;

•	our history and the introduction of new products;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering (IPO), a merger, or acquisition of us, given prevailing market conditions;

•	the operational and financial performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions and overall economic conditions.

Our valuations were prepared in accordance with the guidelines in the Practice Guide, which prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to the ordinary shares. For valuations from June 2016 to February 2020, we utilize the option pricing backsolve method, or OPM, based upon recent financing rounds of Series Seed Preferred Shares, which we believe was the most appropriate for each of the valuations of the ordinary shares. The OPM treats our security classes as call options on total equity value and allocates our equity value across our security classes based on the rights and preferences of the securities within the capital structure under an assumed liquidation event. The OPM method is used when the range of possible future outcomes is difficult to predict and forecasts would be highly speculative. We believe this method was the most appropriate given the expectation of various potential liquidity outcomes and the difficulty of selecting appropriate enterprise values given our early stage of development.

For the May 2020 valuation, in valuing the ordinary shares, the fair value of our business was determined using the income approach with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate that is derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. The fair value of our business determined by the income approach was then allocated to the ordinary shares using the option-pricing method (OPM).

For the September and December 2020 valuations, we utilize a hybrid model of two scenarios: (1) M&A and (2) IPO. The M&A scenario was based on the fair value of our business using the income approach with input from management. The IPO scenario was based on various market indications and discussions with potential investors.

Application of these approaches and methodologies involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, the selection of comparable public companies, and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of ordinary shares.

Once a public trading market for the ordinary shares has been established in connection with the completion of the Business Combination, our board of directors determined the fair value of each share of underlying ordinary shares based on the closing price of the ordinary shares as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Recapitalization

On August 13, 2021 (the “Closing Date”), we consummated a recapitalization transaction (the “Recapitalization”) pursuant to the Business Combination Agreement. The Business Combination was accounted for as a recapitalization as pre-combination Otonomo was determined to be the accounting acquirer under Financial Accounting Standards Board (FASB)’s Accounting Standards Codification Topic 805, Business Combinations (ASC 805). In connection with the recapitalization, all outstanding capital stock of the pre-combination Otonomo was converted into ordinary shares, representing a recapitalization, and the net assets of SWAG were acquired at historical cost, with no goodwill or intangible assets recorded. The pre-combination Otonomo was deemed to be the predecessor of the Company, and the consolidated assets and liabilities and results of operations prior to the Closing Date are those of the pre-combination Otonomo.

In addition, upon the closing of the Recapitalization, we issued 8,625,000 public warrants and 5,200,000 private warrants to purchase our ordinary shares.

Each warrant entitles the holder to purchase one ordinary share at a price of $11.50 per share, subject to adjustments. The warrants are until the earlier of August 13, 2026 and upon redemption or liquidation. We may redeem the outstanding warrants in whole and not in part at a price of $0.01 per warrant at any time, provided that the last sale price of the ordinary shares on Nasdaq equals or exceeds $18 per share, subject to adjustments, for any 20-trading days within a 30-trading day period ending three business days prior to the date on which we send the notice of redemption to the warrant holders. The private warrants have similar terms as the public warrants, except that the private warrants may be exercised on a cashless basis at the holder’s option and the private warrants will not be redeemed by us as long as they are held by the initial purchasers or their permitted transferees, but once they are transferred, they have the same rights as the public warrants. The public warrants were classified as a component of permanent equity and the private warrants were classified as a liability measured at fair value pursuant to ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging.”

Recently Issued Accounting Pronouncements

See Note 2 to our financial statements included elsewhere in this Annual Report for recently issued accounting pronouncements not yet adopted as of the date of this Annual Report.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table provides information about our directors and executive officers as of March 31, 2022. The address for each of the directors and executive officers is 16 Abba Eban Blvd. Herzliya Pituach 467256, Israel.

Name	Age	Position(s)
Ben Volkow	48	Chief Executive Officer, Founder and Director
Bonnie Moav	44	Chief Financial Officer
Anders Truelsen	49	Chief Revenue Officer
Doron Simon	56	Executive Vice President of Corporate Development and Strategy
Matan Tessler	40	Executive Vice President of Product
Yuval Cohen	56	Director
Andrew Geisse	65	Director
Amit Karp	43	Director
Benny Schnaider	64	Director
Jonathan Huberman	57	Director
Vered Raviv Schwarz	53	Director

Ben Volkow, Chief Executive Officer, Founder and Director

Ben Volkow founded Otonomo in 2015 and has served as Otonomo’s Chief Executive Officer since then. As founder and CEO of three successful companies, Mr. Volkow brings an extensive track record and rich entrepreneurial experience. From 2012 to 2015, Mr. Volkow served as a Business Unit General Manager at F5 Networks (Nasdaq: FFIV), which he joined after the acquisition of Traffix Communication Systems Ltd., where he was Co-Founder and CEO from 2006 to 2012. As the founder and CEO of Traffix, Mr. Volkow built a multi-million dollar global business. From 2003 to 2005, Mr. Volkow managed R&D groups in Sendo (UK), which provided advanced mobile data solutions. From 2001 to 2003, Mr. Volkow filled various roles at Panasonic Mobile Communications (UK), which included building their first European market products. Mr. Volkow was the Co-founder of VC-backed Sedona Networks, a provider of advanced network solutions. Mr. Volkow studied Computer Science at the Academic College of Tel Aviv-Yaffo.

Bonnie Moav, Chief Financial Officer

Bonnie Moav has served as Otonomo’s Chief Financial Officer since 2017. From 2011 to 2017, Ms. Moav served as Director and Vice President Finance at Vizrt Technologies (formerly traded on the Oslo Stock Exchange), a leading provider of software-defined visual storytelling tools (#SDVS) for media content creators, where she oversaw the financial management of the Vizrt’s annual turnover of over $140M and supported these aspects of Vizrt’s activity through to its acquisition by a private equity fund. From 2010 to 2011, Ms. Moav served as a controller at Checkpoint Technologies Ltd a leading software company traded on Nasdaq. From 2001 to 2009, Ms. Moav was a Senior Manager at Ernst & Young, where she was responsible for designing and implementing financial strategies, processes and policies. Ms. Moav is a Certified Public Accountant and holds an MBA (Major in Finance) from the Tel Aviv University, a BA in Accounting from the Tel-Aviv University and L.LB in Law form the Tel-Aviv University.

Anders Truelsen, Chief Revenue Officer

Anders Truelsen has served as Otonomo’s Chief Revenue Officer since July 2021. Previously, Mr. Truelsen was the Managing Director of the Enterprise Business Unit of TomTom International BV (“TomTom”), where he was responsible for the TomTom’s B2B offerings to the world’s largest technology companies. At TomTom, his focus was on building strategic partnerships with top companies, growing the revenue and relationships. Prior to TomTom, Mr. Truelsen worked for a number of large-scale companies, including Alm. Brand Bank, Volkswagen and Audi Finance. Mr. Truelsen has over 20 years of experience in managing teams across a variety of business segments and managing relationships with company executives. Mr. Truelsen received a Diploma in business and finance from Niels Brock Business College in Copenhagen.

Doron Simon, Executive Vice President of Corporate Development and Strategy

Doron Simon has served as Otonomo’s Executive Vice President of Corporate Development and Strategy since August 2021. From 2011 to 2020, Mr. Simon served as VP Corporate Development, Head of Cloud and in General Manager roles at NICE (NASDAQ: NICE), a leading provider of software solutions in the area of customer experience, business outcomes and compliance. At NICE, Mr. Simon helped shape and execute a strategic shift to the cloud and was involved in numerous merger and acquisition transactions. Prior to his tenure at NICE, Mr. Simon held multiple executive-level position at Tower Semiconductors, including as VP Marketing and President of Tower USA. Tower (NASDAQ: TSEM), a leading specialty foundry with global operations. Mr. Simon is also an active investor and strategic advisor helping early-stage companies to form and realize their strategies and vision leveraging his extensive go to market, growth, strategy and mergers and acquisitions experiences.

Matan Tessler, Executive Vice President of Product

 Matan Tessler has served as Otonomo’s Executive President of Product since September 2019. Mr. Matan has extensive experience in building and leading industry-shaping products, heading product teams, and driving product growth. Prior to Otonomo, he worked in product management at a number of companies, including Facebook and AppsFlyer. Mr. Tessler holds a BA in Computer Science and a Global MBA from Reichman University.

Yuval Cohen, Director

Yuval Cohen has served as a member of the Otonomo board of directors since 2015. Mr. Cohen is the Founder and Managing Partner of StageOne Ventures. Mr. Cohen currently serves on the board of directors of the following companies: Minerva Labs Ltd., SilverFort Inc., Model 9 Software Ltd., DeepCoding Ltd., Espagon Ltd., Theator Inc., EyeZon Ltd., Kovrr Inc., Polygon Media and True Meeting Inc. Mr. Cohen also previously served on the board of directors of Capitalise Ltd. Prior to founding StageOne Ventures, Mr. Cohen spent several years working in the Capital Markets division of IDB, Israel’s largest conglomerate, where he led several successful venture capital efforts. Mr. Cohen holds a Bachelors in Business Administration and an LL.B and a Masters in Business Administration from the Hebrew University of Jerusalem.

Andrew Geisse, Director

Andrew Geisse has served as a member of the Otonomo board of directors since 2016. He is an Operating Partner of Bessemer Venture Partners and has over 40 years of experience working in the technology industry. Mr. Geisse is the former CEO of AT&T Business Solutions and the former CIO of AT&T, Inc. Since 2018, Mr. Geisse has served as member of the board of directors of RM2, a smart, reusable pallet company. Mr. Geisse served as a member of the board of directors of Broadsoft, a Nasdaq-listed company, from 2015 until its acquisition by Cisco Systems, Inc. in 2018. Mr. Geisse also previously served on the board of directors of FixStream, an artificial intelligence platform for information technology operations, and iSight Partners, a cybersecurity company. Mr. Geisse holds a Bachelor of Arts in Mathematics and Economics from the University of Missouri and a MBA from the Olin School of Business at Washington University.

Amit Karp, Director

Amit Karp has served as a member of the Otonomo board of directors since 2015. He is a Partner at Bessemer Venture Partners, a venture capital firm which he joined in 2012. Mr. Karp currently serves as a member of the board of directors of various privately held companies. Mr. Karp also previously served as a member of the board of directors of ScyllaDB Ltd. Prior to joining Bessemer Venture Partners, Mr. Karp worked at McKinsey and Co. as a Senior Associate and at Mercado Software as a developer. Mr. Karp holds a Bachelor of Science in Computer Science from Technion, the Israel Institute of Technology and a Masters in Business Administration from the MIT Sloan School of Management.

Benny Schnaider, Director

Benny Schnaider has served as a member of the Otonomo board of directors since 2016. Mr. Schnaider currently serves as a Partner at StageOne Ventures. Mr. Schnaider is a prolific investor and startup entrepreneur and also currently serves as the Co-Founder  and President of Salto Labs, a business app configuration platform. Prior to Salto, Mr. Schnaider founded Pentacom, which was acquired by Cisco in 2000, co-founded P-Cube, which was acquired by Cisco in 2004, co-founded and served as CEO of Qumranet, which was acquired by Red Hat in 2008, served as the chairman of Traffix Systems, which was acquired by F5 in 2012, and served as Chairman, President and Co-Founder of Ravello Systems, which was acquired by NetApp in 2020. Mr. Schnaider is a member of the board of directors of Salto, vHive, Colabo and ScyllaDB. Mr. Schnaider also previously served on the board of directors of Ravello and Spot.IO. Mr. Schnaider holds a Bachelor of Science in Computer Engineering from Technion, the Israel Institute of Technology and a Master of Science in Engineering Management from Santa Clara University.

Jonathan Huberman, Director

Jonathan Huberman has served as a member of the Otonomo board of directors since the closing of the Business Combination on August 13, 2021. Mr. Huberman previously served as SWAG’s Chairman, Chief Executive Officer and Chief Financial Officer since inception and has over 25 years of high-tech business leadership experience. Previously, Mr. Huberman served as an officer and director of Software Acquisition Group Inc., a blank check company, which in October 2020 successfully closed its business combination with CuriosityStream Inc. (Nasdaq: CURI) (“CuriosityStream”), a global streaming media service that provides factual content on demand. Mr. Huberman currently serves on the board of directors of CuriosityStream. From 2017 to 2019 Mr. Huberman was Chief Executive Officer of Ooyala, a provider of media workflow automation, delivery and monetization solutions, which he and Mike Nikzad, SWAG’s Vice President of Acquisitions and Director, acquired from Telstra in 2018. Together with Mr. Nikzad, they turned around an underperforming company and sold Ooyala’s three core business units to Invidi Technologies, Brightcove (Nasdaq: BCOV) and Dalet (EPA: DLT), major players in the same sector. Previously, Mr. Huberman served as the Chief Executive Officer of Syncplicity, a SaaS enterprise data management company, which he sourced and acquired from EMC and engineered an exit to Axway (EPA: AXW). Prior to this, from 2013 to 2015, Mr. Huberman was the Chief Executive Officer of Tiburon, an enterprise software company serving the public safety sector which he sold to Tritech Systems, and before that he was the Chief Executive Officer at Iomega Corporation (NYSE: IOM), a consumer and distributed enterprise storage solutions provider. After Iomega was acquired by EMC Corporation in 2008, Mr. Huberman served as President of the Consumer and Small Business Division of EMC. In addition to his experience leading turnarounds and exits at five technology companies, Mr. Huberman spent nine years as an investor for the Bass Family interests where he led investments in private and public companies. He also had senior roles leading the operations of the technology investments of the Gores Group and Skyview Capital. In the last five years he has served as a director of Aculon, Inc., a privately held provider of easy-to-apply nanotech surface-modification technologies, as well as Venture Corporation Limited (SGX: V03) a high-tech design and manufacture firm based in Singapore. Mr. Huberman holds a Bachelor of Arts in Computer Science from Princeton University and an MBA from The Wharton School at the University of Pennsylvania.

Vered Raviv Schwarz, Director

Vered Raviv Schwarz has served as a member of the Otonomo board of directors since the closing of the Business Combination on August 13, 2021. Ms. Schwarz is the President and Chief Operating Officer of Guesty, Inc., a property management platform for short-term and vacation rentals. Prior to her time at Guesty, Ms. Schwarz served as the Chief Operating Officer of Fiverr, an online marketplace for freelance services, from 2012 to 2018. Before Fiverr, Ms. Schwarz served as the General Counsel and Vice President of Global Operations at Kenshoo and MediaMind (Sizmek Inc.) and as the Vice President of Legal Affairs at Radware Ltd. Prior to joining Radware Ltd, Ms. Schwarz practiced as a lawyer, specializing in corporate law, mergers and acquisitions and initial public offerings. Ms. Schwarz holds an LL.B and an LL.M in Commercial Law from Tel Aviv University.

B. Compensation of Directors and Executive Officers

Directors

Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then, the compensation committee and the board of directors may approve such compensation, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors. Furthermore, shareholder approval will also be required, provided that:

•
at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in Otonomo.

Executive Officers other than the Chief Executive Officer

The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

An amendment to an existing arrangement with an office holder (who is not a director) requires only the approval of the compensation committee if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer shall not require the approval of the compensation committee if (i) the amendment is approved by the chief executive officer, (ii) the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the chief executive officer and (iii) the engagement terms are consistent with the company’s compensation policy.

Chief Executive Officer

Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy, and that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

Aggregate Compensation of Office Holders

The aggregate compensation accrued and paid by our company and its subsidiaries to our  executive officers and directors, including share‑based compensation, for the year ended December 31, 2021, was approximately $19.3 million. This amount includes approximately $0.237 million to its employees executive officers set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefit costs commonly reimbursed or paid by companies in Israel.  In addition, the company paid a special bonus in 2021 to each of our executive officers in the total amount of $0.4 million as an award for the successful closing of the Neura Acquisition.

As of December 31, 2021, options to purchase 4,401,714 of our ordinary shares granted to our executive officers and directors were outstanding under the 2016 Share Option Plan and options to purchase 434,484 of our ordinary shares granted to our executive officers and directors were outstanding under the 2021 Share Incentive Plan, respectively, at a weighted average exercise price of $0.213 and $9.230, respectively. In addition, as of December 31, 2021, RSUs covering an aggregate total of 2,202,617 ordinary shares granted to our executive officers and other employees were outstanding under the 2021 Share Incentive Plan.

The summary below outlines the compensation granted to our five most highly compensated executive officers during the year ended December 31, 2021. The compensation detailed in the summary below refers to actual compensation granted or paid during such year:

Mr. Ben Volkow, Co-Founder, Chief Executive Officer and Chairman of the Board. Compensation expenses recorded in 2021 of $272.4 thousand in salary expenses, $72.7 thousand in Value of Social benefits costs, $5,106.1 thousand in Value of Equity-Based Compensation and $883.5 thousand in All Other Compensation represents, among other things, retention compensation, and the 2021 management bonus. Compensation represents the aggregate yearly gross monthly salaries or other payments with respect to the Company's executive officers for the year 2021. Mr. Volkow does not receive extra compensation for his service as a member of the board of directors.

Mr. Anders Truelsen, Chief Revenue Officer. Compensation expenses recorded in 2021 of $180.8 thousand in salary expenses, $27.8 thousand in Value of Social benefits costs, $5,010.3 thousand in Value of Equity-Based Compensation and $117.0 thousand in All Other Compensation represents, among other things, retention compensation, the 2021 management bonus, and sales commission. Employment began on July 26, 2021.

Mr. Doron Simon, Executive Vice President of Corporate Development and Strategy. Compensation expenses recorded in 2021 of $132.5 thousand in salary expenses, $7.7 thousand in Value of Social benefits costs, $2,567.0 thousand in Value of Equity-Based Compensation and $26.3 thousand in All Other Compensation represents, among other things, retention compensation, and the 2021 management bonus. Employment began on August 2, 2021.

Ms. Bonnie Moav, Executive Financial Officer. Compensation expenses recorded in 2021 of $230.9 thousand in salary expenses, $63.9 thousand in Value of Social benefits costs, $999.2 thousand in Value of Equity-Based Compensation and $478.4 thousand in All Other Compensation represents, among other things, retention compensation, and the 2021 management bonus.

Mr. Matan Tesller, Executive Vice President of Product. Compensation expenses recorded in 2021 of $241.5 thousand in salary expenses, $65.4 thousand in Value of Social benefits costs, $975.4 thousand in Value of Equity-Based Compensation and $333.6 thousand in All Other Compensation represents, among other things, retention compensation, and the 2021 management bonus.

We pay to each of our non-employee directors an annual cash retainer as follows: chairperson of the board of directors: $30,000; chairperson of the audit committee, compensation committee and nominating committee: $30,000, $30,000 and $30,000, respectively; member of the audit committee, compensation committee and nominating committee: $20,000, $20,000 and $20,000, respectively; and each other director: $30,000. Such compensation will not be cumulative and the non-employee directors will receive the highest level of compensation to which they are entitled. Additionally, we grant each of our non-employee director annual grants in a value of up to $166,140 each. In addition, Benny Schnaider was issued grants valued at $518,116 on January 19, 2021. We also intend to reimburse them for expenses arising from their board membership.

Share Option Plans

2016 Share Option Plan

On February 11, 2016, we adopted the Plan, and on December 26, 2016, we adopted the Sub-Plan (collectively, the “2016 Share Option Plan”). The 2016 Share Option Plan provides for the grant of options to employees, directors, office holders, services providers, and consultants of Otonomo and its subsidiaries. As of December 31, 2021, a total of 9,121,802 options to purchase ordinary shares were outstanding under the 2016 Share Option Plan, with a weighted average exercise price of $0.233 per share. Our board of directors, or a duly authorized committee of our board of directors, administers the 2016 Share Option Plan.

We no longer grant any awards under the 2016 Share Option Plan as it was superseded by our 2021 Share Incentive Plan, although outstanding options previously granted under the 2016 Share Option Plan remain governed by the 2016 Share Option Plan. 2021 Share Incentive Plan

2021 Share Incentive Plan

In connection with the closing of the Business Combination, we adopted a new share incentive plan (the “2021 Plan”), under which we may grant equity-based incentive awards to attract, motivate and retain the talent for which it competes. Following the adoption of the 2021 Plan, we no longer grant any awards under the 2016 Share Option Plan, though previously granted options under the 2016 Share Option Plan remain outstanding and governed by the 2016 Share Option Plan.

The maximum number of Otonomo ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 3,155,867 shares (which also includes any shares subject to awards under the 2016 Share Option Plan that have expired or become unexercisable without having been exercised), and (ii) an annual increase on the first day of 2022 and ending in and including the last year of the term of the 2021 Plan, equal to the lesser of (A) 5% of the total number of Otonomo ordinary shares outstanding as of the end of the last day of the immediately preceding calendar year, and (B) such smaller amount of Otonomo ordinary shares as is determined by the committee established by the Otonomo board of directors to administer the 2021 Plan, if so determined prior to January 1st of the calendar year in which the increase will occur; provided, however, that no more than 30,000,000 ordinary shares in total may be issued upon the exercise of incentive stock options, or ISOs, under the 2021 Plan. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2016 Share Option Plan may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion.

Our board of directors, or a duly authorized committee of our board of directors, administers the 2021 Plan. Under the 2021 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2021 Plan and take all other actions and make all other determinations necessary for the administration of the 2021 Plan.

The administrator also has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time before the date of expiration of its ten-year term (unless extended by the administrator pursuant to the provisions of the 2021 Plan).

The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 and Section 3(i) of the Ordinance and for awards granted to our United States employees or service providers, including “incentive stock options” (“ISOs”) or nonqualified stock option awards to those recipients who are deemed to be residents of the United States for tax purposes, in compliance with the provisions of the Code, including, without limitations, Section 422, 409A and 83 of the Code.

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits.

The 2021 Plan provides for the grant of stock options (including ISOs and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share-based awards. Options granted under the 2021 Plan to our employees who are U.S. residents may qualify as ISOs within the meaning of Section 422 of the Code or may be nonqualified stock options. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant shareholders).

C. Board Practices

Corporate Governance Policies

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the Nasdaq Stock Market LLC (“Nasdaq”), may, subject to certain conditions, opt out from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee, compensation committee and nominating committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, we have elected to opt out of those requirements of the Companies Law. These exemptions will continue to be available to us so long as: (i) it does not have a “controlling shareholder” as used under the Companies Law, (ii) its shares are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) it complies with the director independence requirements and the audit committee, compensation committee and nominating committee composition requirements under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.

The term “controlling shareholder” as used in the Companies Law (including by reference to the term “control” as used in the Israeli Securities Law) for purposes related to external directors and for the requirements related to appointment to the audit committee, compensation committee or nominating committee, as described below, means a shareholder with the ability to direct the activities of the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters (including various related party transactions), a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company.

Accordingly, we comply with Nasdaq rule 5605(b)(1), which requires that the board of directors be comprised of a majority of independent directors. A majority of our board of directors is composed of directors who are “independent” as defined by the rules of Nasdaq and all of the nonmanagement directors qualify as “independent” under these standards. The board of directors has established categorical standards to assist it in making its determination of director independence. We use the definition of “independence” of Nasdaq to make this determination. We are listed on Nasdaq and Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of our company or any other individual having a relationship which, in the opinion of the board or directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq rules provide that the following persons shall not be considered independent:

•	a director who is, or at any time during the past three years was, an employee of our company; or

•
a director who accepted or who has a family member who accepted any compensation from our company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service).

Provided, however, that in addition to the requirements contained above, audit committee members are also subject to additional, more stringent independence requirements under the Nasdaq rules:

•	a director who is a family member of an individual who is, or at any time during the past three years was employed by us as an executive officer;

•
a director who is or has a family member who is a partner in, of a controlling shareholder of, or an executive officer of an entity to which we made, or from which our company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

•
a director of our company who is or has a family member who is employed as an executive officer of another entity where, at any time during the past three years, any of the executive officers of our company served on the compensation committee of such other entity; or

•
a director who is or has a family member who is a current partner of our outside auditor, or at any time during the past three years was a partner or employee of our outside auditor, and who worked on our audit.

Under such definitions, we have 6 independent directors.

The board of directors will assess on a regular basis, and at least annually, the independence of directors and will make a determination as to which members are independent. References to “our company” above include any subsidiary in a consolidated group with our company. The terms “immediate family member” and “executive officer” above are expected to have the same meanings specified for such terms in the Nasdaq listing standards.

As a foreign private issuer whose shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of Nasdaq. Pursuant to the “foreign private issuer exemption”. However, as a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the Nasdaq corporate governance rules, provided that it disclose which requirements we are not following and the equivalent Israeli requirement. Pursuant to this “home country practice exemption” with respect to the following:

•
We follow the quorum requirement for shareholder meetings. As permitted under the Companies Law, pursuant to the Amended and Restated Articles of Association of Otonomo (the “Otonomo Articles”) the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of its shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the Nasdaq corporate governance rules.

•
We intend to adopt and approve material changes to equity incentive plans in accordance with the Companies Law which does not impose a requirement of shareholder approval for such actions. In addition, we intend to follow Israeli corporate governance practice instead of the Nasdaq corporate governance rule which requires shareholder approval prior to an issuance of securities in connection with equity-based compensation of officers, directors, employees, or consultants; and

•
We follow Israeli corporate governance practice instead of the Nasdaq corporate governance rule requiring shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in Otonomo and certain acquisitions of the stock or assets of another company).

We otherwise comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. It may in the future decide to use the foreign private issuer exemption with respect to some or all of the other corporate governance rules.

Chairperson of the Board

The Otonomo Articles provide that the chairman of the board is appointed by the members of the board of directors and serves as chairman of the board throughout his term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, in a public company, the chief executive officer (or any relative of the chief executive officer) may not serve as the chairman of the board of directors, and the chairman (or any relative of the chairman) may not be vested with authorities of the chief executive officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•
at least a majority of the shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed 2% of the aggregate voting rights in the company.

In addition, a person subordinated, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman of the board may not be vested with authorities that are granted to those subordinated to the chief executive officer; and the chairman of the board may not serve in any other position in the company or a controlled company, but he may serve as a director or chairman of a subsidiary.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are public companies, including companies with shares listed on Nasdaq, are required to appoint at least two external directors who must meet heightened independence requirements. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, opt out from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we have elected to opt out from these Companies Law requirements. Instead, we must comply with the director independence requirements, the audit committee and the compensation committee composition requirements under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.

Committees of the Board of Directors

The board of directors will have the following standing committees: an audit committee, a compensation committee and a nominating committee.

Audit Committee

Under the Companies Law, the board of directors of a public company must appoint an audit committee (the “Audit Committee”). The Audit Committee is responsible, among its other duties and responsibilities, for overseeing our accounting and financial reporting processes, audits of financial statements, qualifications and independence of the independent registered public accounting firm, the effectiveness of internal control over financial reporting and the performance of the internal audit function and independent registered public accounting firm. The Audit Committee reviews and assesses the qualitative aspects of our financial reporting, processes to manage business and financial risks, and compliance with significant applicable legal, ethical and regulatory requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm. In addition, the Audit Committee is responsible for the following additional matters pursuant to the Companies Law:

•
recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

•
identifying irregularities in our business administration, including by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•
reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

The charter of the Audit Committee is available without charge at https://investors.otonomo.io.

The members of the Audit Committee are Jonathan Huberman, Yuval Cohen and Vered Raviv Schwarz. The board of directors designated Jonathan Huberman and Yuval Cohen as “audit committee financial experts” and determined that each member is “financially literate” under the Nasdaq rules. The board of directors also determined that each member of the Audit Committee is “independent” as defined under the Nasdaq rules and Exchange Act rules and regulations.

Compensation Committee

Under the Companies Law, the board of directors of a public company must appoint a compensation committee (the “Compensation Committee”). The Compensation Committee is responsible, among its other duties and responsibilities, for reviewing and approving all forms of compensation to be provided to, and employment agreements with, the executive officers and directors of Otonomo and its subsidiaries, establishing the general compensation policies of our company and its subsidiaries and reviewing, approving and overseeing the administration of the employee benefits plans of our company and its subsidiaries. The Compensation Committee is also responsible for:

•
recommending to the board of directors with respect to the approval of the compensation policy for “office holders” (a term used under the Companies Law, which essentially means directors and executive officers) and, once every three years, regarding any extensions to a compensation policy that has been in effect for a period of more than three years;

•	reviewing the implementation of the compensation policy and recommending from time to time to the board of directors with respect to any amendments or updates of the compensation plan;

•	resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

•	exempting, under certain circumstances, from the requirement of approval by the general meeting of shareholders, transactions with a candidate to serve as the chief executive officer of our company.

The charter of the Compensation Committee is available without charge at https://investors.otonomo.io.

The members of the Compensation Committee are Benny Schnaider, Amit Karp and Andrew Geisse. The board of directors determined that each member of the Compensation Committee is “independent” as defined under the Nasdaq listing standards. The Compensation Committee has the authority to retain compensation consultants, outside counsel and other advisers.

Compensation Policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, a compensation policy must be approved at least once every three years, first, by the board of directors, upon recommendation of its compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

•
such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such compensation policy and who are present and voting (excluding abstentions); or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy, does not exceed 2% of the company’s aggregate voting rights.

In the event that, in the future, our shareholders fail to approve the compensation policy in a duly convened meeting, the board of directors may nevertheless override that decision, provided that the compensation committee and then the board of directors decide, on the basis of detailed reasons and after further review of the compensation policy, that approval of the compensation policy is for the benefit of the company despite the failure of the shareholders to approve the policy.

If a company that adopts a compensation policy in advance of its initial public offering (or prior to the closing of the Business Combination) describes the policy in its prospectus for such offering, then that compensation policy shall be deemed validly adopted in accordance with the Companies Law and will remain in effect for term of five years from the date such company becomes a public company. We have adopted our compensation policy which was effective as of the closing of the Business Combination, and it is in force for an initial period of five years.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors as set forth in the Companies Law, including advancement of the company’s objectives, business plan and long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	the education, skills, experience, expertise and accomplishments of the relevant office holder:

•	the office holder’s position, responsibilities and prior compensation agreements with him or her;

•
the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost, the average and median salary of the employees of the company, as well as the impact of such disparities on the work relationships in the company;

•
if the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•
if the terms of employment include severance compensation—the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during the such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:

•	with regard to variable components of compensation:

•
with the exception of office holders who report directly to the chief executive officer, provisions determining the variable components on the basis of long-term performance and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder’s contribution to the company; and

•	the ratio between variable and fixed components, as well as the limit on the values of variable components at the time of their grant.

•
a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•	the minimum holding or vesting period of variable equity‑based components to be set in the terms of office or employment, as applicable, while taking into consideration long‑term incentives; and

•	a limit on retirement grants.

Our compensation policy, which became effective immediately after the consummation of the Business Combination, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

The compensation policy also addresses our executive officers’ individual characteristics (such as their respective positions, education, scope of responsibilities and contribution to the attainment of its goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed 125% of each executive officer’s total compensation package with respect to any given calendar year.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our chief executive officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by the chief executive officer. The annual cash bonus that may be granted to executive officers other than our chief executive officer may be based entirely on a discretionary evaluation. Furthermore, our chief executive officer is entitled to recommend performance objectives, and such performance objectives will be approved by the Compensation Committee (and, if required by law, by our board of directors).

The performance measurable objectives of our chief executive officer is determined by our Compensation Committee and board of directors. A less significant portion of the chief executive officer’s annual cash bonus may be based on a discretionary evaluation of the chief executive officer’s overall performance by the Compensation Committee and the board of directors based on quantitative and qualitative criteria.

The equity-based compensation under the compensation policy for our executive officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus. Primary objectives include enhancing the alignment between the executive officers’ interests and our long-term interests and those of our shareholders and strengthening the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our share incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. Equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, the compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables our chief executive officer to approve immaterial changes in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations as set forth therein.

The compensation policy also provides for compensation to the members of our board of directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded on Stock Exchanges Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in the compensation policy.

Our compensation policy, which was approved by our board of directors on April 20, 2021 and by our shareholders on April 26, 2021, respectively, and became effective upon the closing of the Business Combination.

Nominating Committee

Our nominating committee (the “Nominating Committee”) consists of Benny Schnaider, Vered Raviv Schwarz and Andrew Geisse, and is responsible, among other things, for:

•	overseeing and assisting its board in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of the board; and

•
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board of directors a set of corporate governance guidelines applicable to our Company.

The charter of the Nominating Committee is available without charge at https://investors.otonomo.io.

Exculpation, insurance and indemnification of office holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate in advance an office holder from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Otonomo Articles to be effective following the closing of the Business Combination include such a provision. The company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•
a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law and the Israeli Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

•	a financial liability imposed on the office holder in favor of a third-party;

•	a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her.

Under the Companies Law, a company may not indemnify, exculpate, or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification, and insurance of office holders must be approved by the audit committee and the board of directors and, with respect to directors, also by shareholders.

Otonomo Articles permit to us to exculpate, indemnify and ensure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. The office holders are currently covered by a directors and officers’ liability insurance policy.

We have entered into agreements with each of our directors exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount equal to the greater of $40,000,000 and 25% of our shareholder’s equity as reflected in our most recent consolidated financial statements made publicly available prior to the date on which the indemnity payment is made. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. As of March 8, 2022, Ariel Horowitz, from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, is acting as our internal auditor.

D. Employees

As of December 31, 2021, we had 128 full-time (or full-time equivalent) employees based primarily in Israel, including 43 employees engaged in research and development, 14 employees in product development and management, 46 employees in sales and marketing and 25 employees in general management, administration and finance. We also have 9 employees based in the United States and 3 employees based in Europe. None of our employees are represented by a labor union, and we consider our relations with our employees to be good. To date, we have not experienced any work stoppages.

E. Share Ownership

For information regarding the share ownership of our directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees—Compensation—Share Option Plans.”

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of March 25, 2022by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of December 31, 2021 through the exercise of any option, conversion or any other right. As of December 31, 2021, there were 132,214,733 ordinary shares outstanding.

Unless otherwise noted, the business address of each beneficial owner is c/o Otonomo Technologies Ltd., 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel.

Name and address of beneficial owner	Number of Ordinary Shares	%
Directors and Executive Officers
Ben Volkow(1)	16,503,103	12.4%
Bonnie Moav(2)	313,136	* %
Anders Truelsen	—	—%
Fred Kohout	—	—%
Shlomi Oren	209,614	* %
Matan Tessler	252,392	* %
Hagit Tenner-Pereg	130,740	* %
Doron Simon	13,039	* %
Amit Hammer	—	—%
Andrew Geisse(3)	4,311,639	3.2%
Amit Karp(4)	9,000	* %
Yuval Cohen	11,295,793	8.5%
Benny Schnaider(5)	740,420	* %
Vered Raviv Schwarz	9,000	* %
Jonathan Huberman(6)	9,521,500	7.2%
All executive officers and directors as a group (15 persons)	43,309,376	31.5%
Five Percent or More Holders
Aptiv Financial Services (Luxembourg) S.à.r.l.(7)	9,398,274	7.1%
Avner Cohen(8)	7,100,074	5.3%
Entities affiliated with Bessemer Venture Partners(9)	19,470,539	14.6%
Entities affiliated with Stage One(10)	11,295,793	8.5%
Mithaq Capital SPC(11)	13,404,308	10.1%
________________
*	less than 1%

(1)	Consists of 16,436,604 ordinary shares held directly by Mr. Volkow and 66,499 ordinary shares subject to options and RSUs exercisable within 60 days of December 31, 2021.

(2)	Consists of ordinary shares subject to options and RSUs exercisable within 60 days of December 31, 2021.

(3)
Consists of: (a) 1,044,697 ordinary shares held by Andrew M and Jane S Geisse 2000 Trust (Mr. Geisse is affiliated with Andrew M and Jane S Geisse 2000 Trust and may be deemed to have beneficial ownership with respect to these shares); (b) 3,080,240 ordinary shares subject to options and RSUs exercisable within 60 days of December 31, 2021; and (c) 177,702 ordinary shares granted to Marla Bay Advisors, LLC subject to options exercisable within 60 days of December 31, 2021 (Mr. Geisse is affiliated with Marla BayAdvisors, LLC and may be deemed to have beneficial ownership with respect to these options). Mr. Geisse is an Operating Partner at Bessemer Venture Partners. Mr. Geisse otherwise disclaims beneficial ownership interest of the securities held by the Bessemer Entities (as defined below) referred to in footnote (10) below, except to the extent of his pecuniary interest, if any, in such securities.

(4)
Mr. Karp is a Partner at Bessemer Venture Partners. Mr. Karp disclaims beneficial ownership interest of the securities held by the Bessemer Entities (as defined below) referred to in footnote (10) below, except to the extent of his pecuniary interest, if any, in such securities by virtue of his indirect interest in the Bessemer Entities.

(5)
Consists of: (a) 414,990 ordinary shares held by ZAG Trust (Mr. Schnaider is affiliated with ZAG Trust and may be deemed to have beneficial ownership with respect to these shares); and (b) 325,430 ordinary shares subject to options or RSUs exercisable within 60 days of December 31, 2021. Mr. Schnaider is a Venture Partner and Investment Committee member at StageOne Ventures. Mr. Schnaider otherwise disclaims beneficial ownership interest of the securities held by Stage One referred to in footnote (11) below, except to the extent of his pecuniary interest, if any, in such securities by virtue of his indirect limited partnership interest in Stage One entities.

(6)
Consists of: (a) 5,200,000 ordinary shares underlying warrants exercisable within 60 days of December 31, 2021 held by Software Acquisition Holdings II LLC, of which Mr. Huberman is a member; (b) 4,312,500 ordinary shares held by Software Acquisition Holdings II LLC, of which Mr. Huberman is a member; and (c) 9,000 ordinary shares subject to RSUs exercisable within 60 days of December 31, 2021. Mr. Huberman disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The business address for Mr. Huberman is 1980 Festival Plaza Drive, Ste. 300, Las Vegas, Nevada 89135.

(7)
According to the Schedule 13G filed on February 9, 2022. Aptiv PLC (NYSE: APTV), is the ultimate beneficial owner of Aptiv Financial Services (Luxembourg) S.à.r.l. The members of the board of directors of Aptiv PLC may be deemed to have shared voting and dispositive control over the shares. The members of the board of directors of Aptiv PLC are Rajiv L. Gupta, Kevin P. Clark, Richard L. Clemmer, Nancy E. Cooper, Nicholas M. Donofrio, Joseph L. (Jay) Hooley, Merit E. Janow, Sean O. Mahoney, Paul M. Meister, Robert K. (Kelly) Ortberg, Colin J. Parris, and Ana G. Pinczuk. The business address of each of the foregoing is 5 Hanover Quay, Grand Canal Dock, Dublin, D02 VY79, Ireland.

(8)	According to the Schedule 13G filed on February 15, 2022 by Avner Cohen. The address for Avner Cohen is 1 Hagalil, Lapid, Israel 7313300.

(9)
Consists of (i) 10,810,045 ordinary shares held directly by Bessemer Venture Partners IX L.P., or Bessemer IX, and (ii) 8,660,494 ordinary shares held directly by Bessemer Venture Partners IX Institutional L.P., or Bessemer Institutional, and together with Bessemer Institutional, the “Bessemer Entities.” The Bessemer Entities are affiliate funds of Bessemer Venture Partners. Deer IX & Co. L.P., or Deer IX L.P. is the general partner of the Bessemer Entities. Deer IX & Co. Ltd., or Deer IX Ltd. is the general partner of Deer IX L.P. Robert P. Goodman, David J. Cowan, Jeremy S. Levine, Byron B. Deeter, Robert M. Stavis and Adam Fisher are the directors of Deer IX Ltd. and hold the voting and dispositive power for the Bessemer Entities. Investment and voting decisions with respect to the shares held by the Bessemer Entities are made by the directors of Deer IX Ltd. acting as an investment committee. The address for each of these entities is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538.

(10)
According to the Schedule 13G filed on February 10, 2022 by Stage One Venture Capital Fund II (Israel), L.P. (“Stage One Israel”); Stage One Venture Capital Fund II (Cayman) L.P. (together with Stage One Israel, the “Funds”); Stage One Capital (GP) II, L.P. (“Stage One GP”); Stage One II Holdings Ltd.; Tal Slobodkin; and Yuval Cohen. Stage One GP is the general partner of each of the Funds and Stage One II Holdings Ltd. is the general partner of Stage One GP, and as such may be deemed to be the beneficial owner of all shares held by the Funds. The controlling persons of Stage One II Holdings Ltd. are Tal Slobodkin and Yuval Cohen and they may be deemed to have shared voting and dispositive power over the shares. The business address of the entities and persons named herein is 12 Abba Eban Blvd., Eckerstein Towers, Bldg. D, 3rd Floor, Herzliya Pituach, Israel, 4672530.

(11)
According to the Schedule 13G/A filed on March 11, 2022 by Mithaq Capital SPC, Mithaq Capital SPC, Turki Saleh A. AlRajhi and Muhammad Asif Seemab have shared voting and dispositive power over 13,404,308 ordinary shares. The business address of Mithaq Capital SPC and the other beneficial owners is Mithaq Capital SPC, c/o Synergy, Anas Ibn Malik Road, Al Malqa, Riyadh 13521 Saudi Arabia.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

As a number of our shares are held in book-entry form, we are not aware of the identity of all of our shareholders. As of March 25, 2021, we had 59,041,605 ordinary shares held by 19 U.S. resident shareholders of record.

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2021.

Registration Rights Agreement

In connection with the Business Combination, certain equityholders of SWAG and certain equityholders of Otonomo entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which Otonomo agreed to file a shelf registration statement with respect to the registrable securities defined therein within twenty (20) business days of closing of the Business Combination. Pursuant to the Registration Rights Agreement, certain Otonomo equityholders of registrable securities may collectively request to sell all or any portion of their registrable securities in an underwritten offering up to four times in any 12-month period and certain former SWAG holders of registrable securities may collectively request to sell all or any portion of their registrable securities in an underwritten offering up to two times in any 12-month period, in each case, so long as the total offering price is reasonably expected to exceed $25,000,000; provided, however, that such Otonomo equityholders and such former SWAG holders may not collectively request more than two underwritten shelf takedowns in any 12-month period. Otonomo also agreed to provide customary “piggyback” registration rights. The Registration Rights Agreement also provides that Otonomo will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

Confidentiality and Lock-Up Agreement

In connection with the Business Combination, certain equityholders of Otonomo and certain equityholders of SWAG entered into a confidentiality and lockup agreement (the “Confidentiality and Lockup Agreement”). Pursuant to the Confidentiality and Lockup Agreement, the shareholder parties thereto agreed that they will not, (i) in the case of the equityholders of Otonomo listed on Exhibit B to the Confidentiality and Lockup Agreement, during the period beginning on August 13, 2021 and continuing to and including February 9, 2022, and (ii) in the case of Software Acquisition Holdings II LLC (the “Sponsor”), the former directors and officers of SWAG and certain members of Otonomo management, during the period beginning on the Closing Date and continuing to and including the date that is the earlier of (A) August 13, 2022 and (B) if the last sale price of Otonomo’s ordinary shares equals or exceeds $12.00 per share (as adjusted after the Closing for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after August 13, 2021 (in each case, the “Lockup Period”), directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares, or any options or warrants to purchase any shares or any securities convertible into, exchangeable for or that represent the right to receive shares, or any interest in any of the foregoing, whether now owned or hereinafter acquired, owned directly by such shareholder (including holding as a custodian) or with respect to which such shareholder has beneficial ownership within the rules and regulations of the SEC (in each case, subject to certain exceptions set forth in the Confidentiality and Lockup Agreement).

Rights of Appointment

Pursuant to the Otonomo Articles as in effect immediately prior to the Business Combination, certain of our shareholders, including related parties, had rights to appoint directors and observers to its board of directors.

All rights to appoint directors and observers terminated upon the closing of the Business Combination on August 13, 2021.

Agreements with Officers

Employment Agreements. We entered into employment agreements with each of our executive officers, and the terms of each individual’s employment or service, as applicable, were approved by our board of directors. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.

Options and RSUs. Since our inception, we have granted options to purchase ordinary shares and RSUs to our executive officers and directors.

Exculpation, indemnification, and insurance. The Otonomo Articles permit it to exculpate, indemnify and insure certain of its officeholders (as such term is defined under the Companies Law) to the fullest extent permitted by the Companies Law. We entered into agreements with certain officeholders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from the closing of the Business Combination to the extent that these liabilities are not covered by insurance.

Related Party Transaction Policy

Our board of directors has adopted a written related party transaction policy to set forth the policies and procedures for identifying related party transactions.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of its business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. We are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which, if determined adversely to it, would individually or in the aggregate have a material adverse effect on our business, financial condition and results of operations.

Dividend Policy

We have never declared or paid any cash dividend on our ordinary shares. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any further determination to pay dividends on our ordinary shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. The Otonomo Articles do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by the board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to the company’s most recently reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If a company does not meet such criteria, then it may distribute dividends only with court approval. In each case, we would only be permitted to distribute a dividend if its board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent it from satisfying its existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future pursuant to the Otonomo Articles

Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E. “Taxation—Taxation and government programs—Israeli tax considerations and government programs” for additional information.

B. Significant Changes

None.

Item 9.	The Offer and Listing

A. Offer and Listing Details

Our ordinary shares and warrants commenced trading on Nasdaq on August 16, 2021 under the trading symbols “OTMO” and “OTMOW,” respectively. Prior to this, no public market existed for our ordinary shares or warrants.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares and warrants commenced trading on Nasdaq on August 16, 2021 under the trading symbols “OTMO” and “OTMOW,” respectively. Prior to this, no public market existed for our ordinary shares or warrants.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our Articles is attached as Exhibit 1.1 to this Annual Report. Other than as set forth below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference herein.

Share Capital

As of March 25, 2022, we had 133,006,513 ordinary shares outstanding and 13,825,000 warrants outstanding

Shareholder meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual meeting of shareholders are referred to in Otonomo Articles as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, such as nominating a director candidate, provided that it is appropriate to discuss such a matter at the general meeting. Otonomo Articles contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholders meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding, among other things, the following matters must be passed at a general meeting of our shareholders:

•	amendments to the Otonomo Articles;

•	appointment or termination of our auditors;

•	election of directors, including external directors (unless otherwise determined in Otonomo Articles);

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	a merger; and

•
the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

Under the Otonomo Articles, we are not required to give notice to our registered shareholders pursuant to the Israeli Companies Law, unless otherwise required by law. The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, or as otherwise required under applicable law, notice must be provided at least 35 days prior to the meeting. Under the Companies Law, shareholders of a public company are not permitted to take action by written consent in lieu of a meeting. Otonomo Articles provide that a notice of general meeting shall be published by us on the website of (i) the United States Securities and Exchange Commission, and (ii) us, as a Current Report on Form 6-K or Form 8-K (or such other form prescribed by the applicable law), at a date prior to the meeting as required by law.

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

•
Agreement and Plan of Merger by and among Otonomo Technologies Ltd. Newton merger sub, Inc. Neura, Inc. and Shareholder Representative Services LLC, as stockholder representative dated as of October 4, 2021

•
Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 (File No. 333-254186) filed with the SEC on May 28, 2021). See “Item 6. Director, Senior Management and Employees—C. Board Practices—Exculpation, Insurance and Indemnification” for more information about this document.

•
Compensation Policy for Directors and Officers (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-254186) filed with the SEC on May 28, 2021). See “Item 6. Director, Senior Management and Employees—B. Compensation of Directors and Executive Officers” for more information about this document.

•
2016 Share Award Plan of Otonomo Technologies Ltd (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-4 (File No. 333-254186) filed with the SEC on May 28, 2021). See “Item 6. Director, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Option Plans” for more information about this document.

•
2021 Share Incentive Plan of Otonomo Technologies Ltd (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-4 (File No. 333-254186) filed with the SEC on May 28, 2021). See “Item 6. Director, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Option Plans” for more information about this document.

•
Form of Option Award Agreement under the 2021 Otonomo Technologies Ltd.’s Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-4 (File No. 333-254186) filed with the SEC on May 28, 2021). See “Item 6. Director, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Option Plans” for more information about this document.

•
Form of Restricted Stock Unit Agreement under the 2021 Otonomo Technologies Ltd.’s Equity Incentive Plan (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-4 (File No. 333-254186) filed with the SEC on May 28, 2021). See “Item 6. Director, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Option Plans” for more information about this document.

•
Warrant Agreement, dated as of September 14, 2020, between Continental Stock Transfer & Trust Company and Software Acquisition Group Inc. II (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-4 (File No. 333-254186) filed with the SEC on March 12, 2021). See Exhibit 2.1 for more information about this document.

•
Amended and Restated Warrant Agreement, dated as of August 13, 2021, by and among Software Acquisition Group Inc. II, Otonomo Technologies Ltd., Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (File No. 333-259144) filed with the SEC on August 30, 2021). See Exhibit 2.1 for more information about this document.

•
Registration Rights Agreement, dated as of January 31, 2021, by and among Otonomo Technologies Ltd., certain equityholders of Otonomo Technologies Ltd. and certain equityholders of Software Acquisition Group Inc. II (incorporated by reference to Exhibit 4.10 to the Company’s Registration Statement on Form F-4 (File No. 333-254186) filed with the SEC on March 12, 2021). See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for more information about this document.

•
Confidentiality and Lockup Agreement, dated as of January 31, 2021, by and among Otonomo, certain equityholders and members of management of Otonomo and certain equityholders of Software Acquisition Group Inc. II (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-254186) filed with the SEC on March 12, 2021). See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for more information about this document.

D. Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of certain countries that are, or have been, in a state of war with Israel at such time.

E. Taxation

Certain Material Israeli Tax Considerations and Government Programs

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership, and disposition of the ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations

The following is a brief summary of certain material Israeli tax laws applicable to Otonomo, and certain Israeli Government programs that benefit Otonomo. This section also contains a discussion of certain material Israeli tax consequences concerning the ownership and disposition of ordinary shares purchased by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, Otonomo cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. The discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with a retroactive effect.

THEREFORE, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax at a flat rate. In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) which reduced the corporate income tax rate from 25% to 24% effective from January 1, 2017, and to 23% effective from January 1, 2018 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Preferred Enterprise, a Benefited Enterprise or a Technological Enterprise (each, as defined herein) may be considerably less. Capital gains derived by an Israeli company are generally subject to the corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” Otonomo may qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from certain government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”). An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following are the main tax benefits available to Industrial Companies:

•
Amortization of the cost of purchased patent, rights to use a patent, and know-how, which are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•	Under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies;

•	Expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	The research and development must be for the promotion of the company; and

•	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are unqualified under the conditions above are deductible in equal amounts over three years.

From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all or most of the research and development expenses during the year in which they were incurred. There can be no assurance that such application will be accepted. If we are not able to deduct research and development expenses during the year in which they are paid, we may be able to deduct research and development expenses in equal amounts over a period of three years commencing the year in which the payment of such expenses was made.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Preferred Technological Enterprise, or a Special Preferred Technological Enterprise, is entitled to the benefits discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, the Company is required to comply with the requirements of the Investment Law.

The Investment Law was significantly amended effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, subject to certain conditions and during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to tax at the following rates: (i) Israeli resident corporations–0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals–20% (iii) non-Israeli residents (individuals and corporations)–20%, subject to a reduced tax rate under the provisions of any applicable double tax treaty. The withholding tax rate applicable to distribution of dividend from such income to non-Israeli residents is 25% (or 30% if distributed to a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, as defined below), which may be reduced by applying in advance for a withholding certificate from the Israel Tax Authority. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of Control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, a Beneficiary Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

New tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016 and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a Preferred Company satisfying certain conditions will qualify as having a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The corporate tax rate is further reduced to 7.5% with respect to a Preferred Technological Enterprise located in development zone “A.” In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israel Innovation Authority.

The 2017 Amendment further provides that a Preferred Company satisfying certain conditions (including group consolidated revenues of at least NIS 10 billion) will qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the Israel Innovation Authority. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. The withholding tax rate applicable to distribution of dividend from such income to non-Israeli residents is 25% (or 30% if distributed to a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period), which may be reduced by applying in advance for a withholding certificate from the Israel Tax Authority. In addition, if such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

Otonomo believes that it may be eligible to the tax benefits under the 2017 Amendment. This should be further examined when relevant.

Taxation of our shareholders

Capital Gains Tax on Sales of our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares of Israeli companies, by both Israeli residents and non-Israeli residents, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary surplus is currently not subject to tax in Israel. The real gain is the excess of the total capital gain over the inflationary surplus.

Capital gains taxes applicable to non-Israeli resident shareholders.

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will be exempt from Israeli tax if, among other conditions, the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares by the U.S. Resident would be subject to Israeli tax (unless exempt under the Israeli domestic law as described above). Under the United States Israel Tax Treaty, the gain may be treated as foreign source income for United States foreign tax credit purposes, upon an election by the U.S. Resident, and such U.S. Resident may be permitted to claim a credit for such taxes against the United States federal income tax imposed on such sale, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits. The United States Israel Tax Treaty does not provide such credit against any United States state or local taxes.

Regardless of whether shareholders may be liable for Israeli tax on the sale of our ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale (i.e., provide resident certificate and other documentation).

Capital gains taxes applicable to Israeli resident shareholders.

An Israeli resident corporation who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate (currently of 23%). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder is claiming deduction of interest expenditures or he is a “substantial shareholder” at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2021 plus 3% Surtax). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the shares.

Taxation of Israeli shareholders on receipt of dividends.

An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). If the recipient of the dividend is an Israeli resident corporation such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is liable to Israeli corporate tax. An exempt trust fund, pension fund or other entity that is exempt from tax under section 9(2) or section 129C(a)(1) of the Ordinance is exempt from tax on dividend.

Dividend distribution by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise is subject to beneficial withholding tax rates. For a further discussion, see “Certain Material Israeli Tax Considerations—Law for the Encouragement of Capital Investments, 5719-1959—New tax benefits under the 2017 Amendment that became effective on January 1, 2017.”

Taxation of non-Israeli shareholders on receipt of dividends.

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the United States Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, Approved Enterprise or Beneficial Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to the outstanding voting rights and the gross income for the previous year (as set forth in the previous sentences) are met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. Application for the reduced tax rate requires appropriate documentation presented and specific instruction received from the Israeli Tax Authorities to the extent tax is withheld at source at the maximum rates (see above), a qualified tax treaty recipient will have to comply with some administrative procedures with the Israeli Tax Authorities in order to receive back the excess tax withheld.

A foreign resident who had income from a dividend that was accrued from Israeli source, from which the full tax was deducted, will be exempt from filing a tax return in Israel, unless he is liable to additional Surtax (see below) in accordance with section 121B of the Ordinance.

Dividend distribution by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise is subject to beneficial withholding tax rates. For a further discussion, see “Certain Material Israeli Tax Considerations—Law for the Encouragement of Capital Investments, 5719-1959—New tax benefits under the 2017 Amendment that became effective on January 1, 2017.”

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 647,640 for 2021, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

 United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares and warrants. This description addresses only the U.S. federal income tax consequences to U.S. Holders (as defined below) that hold our ordinary shares or warrants as capital assets within the meaning of Section 1221 of the Code, and that have the U.S. dollar as their functional currency. This discussion is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling has been or will be requested from the IRS regarding the tax consequences of the acquisition, ownership or disposition of the ordinary shares and warrants, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. tax consequences other than U.S. federal income tax consequences (e.g., the estate and gift tax or the Medicare tax on net investment income) and does not address any state, local or non‑U.S. tax consequences.

This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or brokers;

•	traders that elect to mark to market;

•	tax exempt entities or organizations;

•	“individual retirement accounts” and other tax deferred accounts;

•	certain former citizens or long term residents of the United States;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons that acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services;

•	persons holding our ordinary shares or warrants as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships or other pass through entities and persons holding ordinary shares or warrants through partnerships or other pass through entities; or

•	holders that own directly, indirectly or through attribution 10% or more of the total voting power or value of all of our outstanding shares.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares or warrants that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if such trust has validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares or warrants, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares or warrants in its particular circumstance.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares and warrants.

Distributions on Ordinary Shares

If we make distributions of cash or property on the ordinary shares, the gross amount of such distributions (including any amount of foreign taxes withheld) will be treated for U.S. federal income tax purposes first as a dividend to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. If we do not provide calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

•
either (a) the shares are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;

•
we are neither a PFIC (as discussed below under below under “—Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for the taxable year in which the dividend is paid or the preceding taxable year;

•	the U.S. Holder satisfies certain holding period requirements; and

•	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There can be no assurances that we will be eligible for benefits of an applicable comprehensive income tax treaty between the United States and Israel. In addition, there also can be no assurance that the ordinary shares will be considered “readily tradable” on an established securities market in the United States in accordance with applicable legal authorities. Furthermore, we will not constitute a “qualified foreign corporation” for purposes of these rules if we are a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules.” U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to the ordinary shares. Subject to certain exceptions, dividends on the ordinary shares will constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants.

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of ordinary shares or warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such ordinary shares and/or warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of ordinary shares or warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the ordinary shares and/or warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source gain or loss. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such U.S. Holder has foreign source income or gain in the same category from other sources. Moreover, there are special rules under the income tax treaty between the United States and Israel (the “Treaty”), which may impact a U.S. Holder’s ability to claim a foreign tax credit. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.

Exercise or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a warrant for cash. A U.S. Holder’s tax basis in ordinary shares received upon exercise of the warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the warrant received therefore and the exercise price. The U.S. Holder’s holding period for an ordinary share received upon exercise of the warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the warrant and will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such  warrant generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the ordinary shares received would equal the U.S. Holder’s basis in the warrants exercised therefore. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in the ordinary shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrants exercised therefore.

It is also possible that a cashless exercise of a warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “—Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of ordinary shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in the warrants deemed exercised and (ii) the exercise price of such  warrants. A U.S. Holder’s holding period for the ordinary shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise of warrants.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a warrant would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (for instance, through an increase in the number of ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the ordinary shares which is taxable to the U.S. Holders of such shares as described under “—Distributions on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrant received a cash distribution from us equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of the ordinary shares could be materially different from that described above, if we are treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•
at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which we owns, directly or indirectly, 25% or more (by value) of the stock.

We do not believe we were a PFIC for our taxable year ending December 31, 2021, and based on the current and anticipated composition of the income, assets and operations of us and our subsidiaries, we do not believe we will be treated as a PFIC for our current taxable year. However, there can be no assurances in this regard, nor can there be any assurances that we will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether we are or any of our subsidiaries is treated as a PFIC is determined on an annual basis. The determination of whether we are or any of our subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our and our subsidiaries’ shares and assets. Changes in the composition of our or any of our subsidiaries’ income or composition of our or any of our subsidiaries’ assets may cause us to be or become a PFIC for the current or subsequent taxable years. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder owns ordinary shares or warrants, we would continue to be treated as a PFIC with respect to such investment unless (i) we ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its ordinary shares or warrants at their fair market value on the last day of the last taxable year in which we are classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ordinary shares or warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to a U.S. Holder’s ordinary shares or warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its ordinary shares (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•
the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

 Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares or warrants cannot be treated as capital gains, even though the U.S. Holder holds the ordinary shares or warrants as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which we may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that we do not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC, a U.S. Holder of ordinary shares (but not warrants) may avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” (“QEF”) election. However, a U.S. Holder may make a QEF election with respect to its ordinary shares only if we provide U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. We will endeavor to provide U.S. Holders with the required information on an annual basis to allow U.S. Holders to make a QEF election with respect to the ordinary shares in the event we are treated as a PFIC for any taxable year. There can be no assurance, however, that we will timely provide such information for the current year or subsequent years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election. In addition, U.S. Holders of warrants will not be able to make a QEF election with respect to their warrants.

In the event we are a PFIC, a U.S. Holder that makes a QEF election with respect to its ordinary shares would generally be required to include in income for each year that we are treated as a PFIC the U.S. Holder’s pro rata share of our ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the ordinary shares. Any net deficits or net capital losses of ours for a taxable year would not be passed through and included on the tax return of the U.S. Holder, however. A U.S. Holder’s basis in the ordinary shares would be increased by the amount of income inclusions under the qualified electing fund rules. Dividends actually paid on the ordinary shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the ordinary shares by a corresponding amount.

If we own any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to us providing the relevant tax information for each Lower-Tier PFIC on an annual basis.

If a U.S. Holder does not make a QEF election (or a mark-to-market election, as discussed below) effective from the first taxable year of a U.S. Holder’s holding period for the ordinary shares in which we are a PFIC, then the ordinary shares will generally continue to be treated as an interest in a PFIC, and the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the Excess Distribution Rules to its ordinary shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the ordinary shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the Excess Distribution Rules described above. A U.S. Holder that is eligible to make a QEF election with respect to its ordinary shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective.

U.S. Holders should consult their own tax advisors as to the availability and desirability of a QEF election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its ordinary shares to elect out of the Excess Distribution Rules discussed above if we are treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its ordinary shares, such U.S. Holder will include in income for each year that we are treated as a PFIC with respect to such ordinary shares an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. A U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “ —Distributions on Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of warrants will not be able to make a mark-to-market election with respect to their warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ordinary shares, which are currently listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that the ordinary shares will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for us.

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the ordinary shares in which we are a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to the ordinary shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its ordinary shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if we are a PFIC.

U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends received by U.S. Holders of ordinary shares and the proceeds received on sale or other taxable disposition of ordinary shares or warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20‑F and reports on Form 6‑K.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Our ordinary shares and warrants are quoted on Nasdaq. Information about us is also available on our website at https://www.otonomo.io. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into this annual report and you should not rely on any such information in making your decision whether to purchase our ordinary shares or warrants.

I. Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of its business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

As of December 31, 2021, we had approximately $207.8 million of cash, cash equivalents, restricted cash and short-term investments in an ILS and US linked deposit. In addition, we had approximately $0.2 million of restricted cash primarily due to outstanding letters of credit established in connection with lease agreements for our facilities and to secure our credit card obligations. Our cash, cash equivalents, and short-term and long-term investments are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We do not believe a 10% increase or decrease in the relative value of the U.S. dollar would have a material impact on our operating results.

Foreign Currency Exchange Risk

Our reporting currency and the functional currency of our wholly owned foreign subsidiaries is the U.S. dollar. Our sales are currently denominated in U.S. dollars and Euros, and therefore our Euro dominated revenue is currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in Israel, USA and Germany, Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. To date, we have not entered any hedging arrangements with respect to foreign currency risk or other derivative financial instruments, although it may choose to do so in the future. We do not believe a 10% increase or decrease in the relative value of the U.S. dollar would have a material impact on our operating results.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a‑15(e) and 15d‑15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. In addition, we are an emerging growth company and, accordingly, are exempt from the requirement to provide such a report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a‑15(f) and 15d‑15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.   [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Jonathan Huberman and Yuval Cohen satisfy the “independence” requirements set forth in Rule 10A 3 under the Exchange Act. Our board of directors has also determined that Jonathan Huberman and Yuval Cohen is each considered an “audit committee financial expert” as defined in Item 16A of Form 20 F under the Exchange Act..

Item 16B. Code of Ethics

We have adopted a Code of Ethics and Conduct that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Ethics and Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Ethics and Conduct, employee misconduct, conflicts of interest or other violations. Our Code of Ethics and Conduct is intended to meet the definition of “code of ethics” under Item 16B of 20‑F under the Exchange Act.

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics and Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Ethics and Conduct is available on our website at www.investors.otonomo.io. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report. You may request a copy of our Code of Ethics and Conduct, free of charge, by writing to us at the following address: investors@otonomo.io.

Item 16C. Principal Accounting Fees and Services

The consolidated financial statements of Otonomo Technologies Ltd. at December 31, 2021 and 2020, and for each of the two years in the period ended December 31, 2021, appearing in this Annual Report have been audited by Somekh Chaikin,Tel Aviv, Israel (PCAOB ID 1057), a member firm of KPMG International, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Somekh Chaikin is 17 Ha'arba'a Street, Tel Aviv, 64739, Israel.

The table below sets out the total amount of services rendered to us by Somekh Chaikin, a member firm of KPMG International, for services performed in the years ended December 31, 2021 and 2020, and breaks down these amounts by category of service:

	2021	2020
	(in thousands)
Audit Fees	$365	$530
Audit Related Fees	33	-
Tax Fees	219	25
All Other Fees	-	-
Total	$617	$555

Audit Fees

Audit fees for the years ended December 31, 2021 and 2020 include the aggregate fees paid by us for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Audit Related Fees

Audit related fees for the year ended December 31, 2021 are the aggregate fees paid for due diligence matters pertaining to business combinations.

Tax Fees

Tax fees for the years ended December 31, 2021 and 2020 are the aggregate fees paid for tax consultation and tax compliance services during the respected period.

Pre‑Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non‑audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre‑approval policy.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G.  Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b‑4 under the Exchange Act) and our ordinary shares are listed on Nasdaq. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under Nasdaq listing standards. Under Nasdaq rules, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by Nasdaq with limited exceptions. We rely on this “home country practice exemption” with respect to the quorum requirement for shareholder meetings. As permitted under the Companies Law, pursuant to our Articles, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under Nasdaq corporate governance rules.

We follow Israeli corporate governance practice instead of the Nasdaq corporate governance rule which requires shareholder approval prior to an issuance of securities in connection with equity-based compensation of officers, directors, employees, or consultants. We also follow Israeli corporate governance practice instead of the Nasdaq corporate governance rule requiring shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in Otonomo and certain acquisitions of the stock or assets of another company).

We otherwise comply with and intend to continue to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing rules. Following our home country governance practices may provide less protection than is accorded to investors under Nasdaq listing rules applicable to domestic issuers.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have provided financial statements pursuant to Item 18.

Item 18.	Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19.	Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed /Furnished
1.1	Amended and Restated Articles of Association of Otonomo Technologies Ltd.	F‑1	333-259144	10.9	August 30, 2021
2.1	Description of Securities.	*
4.1†	Form of Director and Officer Indemnification Agreement.	F‑4	333-254186	10.9	May 28, 2021
4.2†	Compensation Policy for Directors and Officers.	F‑4	333-254186	10.10	May 28, 2021
4.3†	2016 Share Award Plan of Otonomo Technologies Ltd.	F‑4	333-254186	10.7	May 28, 2021
4.4†	2021 Share Incentive Plan of Otonomo Technologies Ltd.	F‑4	333-254186	10.8	May 28, 2021
4.5†	Form of Option Award Agreement under the 2021 Otonomo Technologies Ltd.’s Equity Incentive Plan.	F‑4	333-254186	10.11	May 28, 2021
4.6†	Form of Restricted Stock Unit Agreement under the 2021 Otonomo Technologies Ltd.’s Equity Incentive Plan.	F‑4	333-254186	10.12	May 28, 2021
4.7	Warrant Agreement, dated as of September 14, 2020, between Continental Stock Transfer & Trust Company and Software Acquisition Group Inc. II.	F-4	333-254186	4.4	March 12, 2021
4.8	Amended and Restated Warrant Agreement, dated as of August 13, 2021, by and among Software Acquisition Group Inc. II, Otonomo Technologies Ltd., Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company.	F-1	333-259144	4.2	August 30, 2021
4.9	Registration Rights Agreement, dated as of January 31, 2021, by and among Otonomo Technologies Ltd., certain equityholders of Otonomo Technologies Ltd. and certain equityholders of Software Acquisition Group Inc. II.	F-4	333-254186	4.10	March 12, 2021
4.10	Confidentiality and Lockup Agreement, dated as of January 31, 2021, by and among Otonomo, certain equityholders and members of management of Otonomo and certain equityholders of Software Acquisition Group.	F‑4	333-254186	10.5	May 28, 2021
8.1	List of Subsidiaries.	*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.	*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.	*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.	**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.	**
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, independent registered public accounting firm for Otonomo Technologies Ltd.	*
101.INS	XBRL Instance Document.	*
101.SCH	XBRL Taxonomy Extension Schema Document.	*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.	*
101.DEF	XBRL Taxonomy Definition Linkbase Document.	*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.	*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	*
____________________
*	Filed herewith.

**	Furnished herewith.

†	Indicates management contract or compensatory plan or arrangement.

††	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

Certain agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

OTONOMO TECHNOLOGIES LTD.

Date: March 31, 2022	By:	/s/ Ben Volkow
	Name:	Ben Volkow
	Title:	Chief Executive Officer

Otonomo Technologies Ltd.

Consolidated Financial Statements

As at December 31, 2021

Otonomo Technologies Ltd.

Consolidated Financial Statements as at December 31, 2021

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 61006, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Otonomo Technologies Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Otonomo Technologies Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in redeemable convertible preferred shares and shareholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Somekh Chaikin
Member Firm of KPMG International

We have served as the Company’s auditor since 2015.
Tel-Aviv, Israel
March 31, 2022

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Otonomo Technologies Ltd.
Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31	December 31
	2021	2020

Assets

Current assets
Cash and cash equivalents	207,842	14,813
Short-term restricted cash	237	171
Short-term investments	-	12,800
Account receivables, net	1,077	108
Other receivables and prepaid expenses	2,683	206
Total current assets	211,839	28,098

Non-current assets
Other long-term assets	254	202
Property and equipment, net	725	625
Intangibles assets, net	9,621	-
Goodwill	37,000	-
Total non-current assets	47,600	827

Total assets	259,439	28,925

Liabilities, Redeemable Convertible Preferred Shares, and Shareholders' Equity (Deficit)

Current liabilities
Account payables	312	343
Other payables and accrued expenses	8,405	2,655
Deferred revenue	35	265
Warrants for redeemable convertible preferred shares	-	7,731
Total current liabilities	8,752	10,994

Non-Current liabilities
Warrants for ordinary shares	1,924	-
Total non-current liabilities	1,924	-

Commitments and contingencies (Note 11)	-	-

Redeemable convertible preferred shares, no par value; 0 and 71,463,499 shares authorized as at
December 31, 2021 and 2020, respectively; 0 and 62,926,410 shares issued and outstanding
as at December 31, 2021 and 2020, respectively; *	-	77,702
Shareholders’ equity (deficit):
Ordinary shares, no par value; 450,000,000 and 123,886,542 shares authorized as at
December 31, 2021 and 2020; 132,214,733 and 31,488,921 shares issued and outstanding as
at December 31, 2021 and 2020, respectively; *	-	-
Additional paid-in capital	349,825	10,357
Accumulated deficit	(101,062)	(70,128)
Total shareholders’ equity (deficit)	248,763	(59,771)

Total liabilities, redeemable convertible preferred shares, and shareholders’ equity (deficit)	259,439	28,925
*      The Company effected a share split as of the Recapitalization, all ordinary share and redeemable convertible preferred shares amounts were adjusted retroactively for all periods. See also Note 7.
The accompanying notes are an integral part of the consolidated financial statements.

Otonomo Technologies Ltd.
Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2021	2020	2019

Revenue	1,723	394	129

Costs and operating expenses:
Cost of services	(953)	(336)	(382)
Cloud infrastructure	(2,814)	(1,262)	(1,232)
Research and development	(12,077)	(8,194)	(7,729)
Sales and marketing	(9,435)	(5,168)	(8,081)
General and administrative	(11,904)	(2,515)	(2,826)
Depreciation and amortization	(532)	(147)	(138)
Total costs and operating expenses	(37,715)	(17,622)	(20,388)

Operating loss	(35,992)	(17,228)	(20,259)

Financial income (expenses), net	5,280	(2,737)	1,226

Loss before income tax expense	(30,712)	(19,965)	(19,033)

Income tax expense	(222)	(76)	(75)

Net loss	(30,934)	(20,041)	(19,108)

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.45)	(0.65)	(0.64)

Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted *	69,222,905	30,674,263	29,806,749

*        The Company effected a share split as of the Recapitalization, all ordinary share and redeemable convertible preferred shares amounts were adjusted retroactively for all periods. See also Note 7.

The accompanying notes are an integral part of the consolidated financial statements.

Otonomo Technologies Ltd.
Consolidated Statements of Changes in Redeemable Convertible Preferred Shares and Shareholders’ equity (deficit)

(in thousands, except share and per share data)

	Redeemable Convertible				Additional paid-in	Accumulated
	preferred shares		Ordinary shares		capital	deficit	Total
	Number of	USD	Number of	USD	USD	USD	USD
	Shares *	thousands	Shares *	thousands	thousands	thousands	thousands

Balance at January 1, 2019	58,208,597	59,486	29,534,668	-	6,747	(30,979)	(24,232)

Exercise of share options	-	-	420,455	-	27	-	27

Proceeds from redeemable convertible preferred shares	-	2,709	-	-	-	-	-

Share based compensation	-	-	-	-	2,010	-	2,010

Net loss	-	-	-	-	-	(19,108)	(19,108)

Balance at December 31, 2019	58,208,597	62,195	29,955,123	-	8,784	(50,087)	(41,303)

Issuance of redeemable convertible preferred shares, net	4,717,813	15,507	-	-	-	-	-

Exercise of share options	-	-	1,533,798	-	133	-	133

Share based compensation	-	-	-	-	1,440	-	1,440

Net loss	-	-	-	-	-	(20,041)	(20,041)

Balance at December 31, 2020	62,926,410	77,702	31,488,921	-	10,357	(70,128)	(59,771)

Exercise of warrants for redeemable convertible preferred shares	1,179,456	10,896	-	-	-	-	-

Conversion of redeemable convertible preferred shares	(64,105,866)	(88,598)	64,105,866	-	88,598	-	88,598

Issuance of ordinary shares in connection with PIPE offering, net	-	-	14,250,000	-	124,560	-	124,560

Recapitalization, net*	-	-	15,576,479	-	88,843	-	88,843

Shares issued related to the business acquisitions	-	-	6,559,960	-	33,816	-	33,816

Exercise of share options	-	-	233,507	-	44	-	44

Share based compensation	-	-	-	-	3,607	-	3,607

Net loss	-	-	-	-	-	(30,934)	(30,934)

Balance at December 31, 2021	-	-	132,214,733	-	349,825	(101,062)	248,763

*        As part of the Recapitalization, the Company issued ordinary shares and warrants, and effected a share split, all share data were adjusted retroactively for all periods. See also Note 7.

The accompanying notes are an integral part of the consolidated financial statements.

Otonomo Technologies Ltd.
Consolidated Statements of Cash Flows

(in thousands, except share and per share data)

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2021	2020	2019

Cash flows from operating activities
Net loss	(30,934)	(20,041)	(19,108)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	532	147	138
Share based compensation	3,607	1,440	2,010
Revaluation of warrants	(5,259)	3,271	-
Deferred tax expense (benefit)	(11)	3	(9)
Other	-	134	-

Changes in operating assets and liabilities:
Account receivables	(629)	(85)	13
Other receivables and prepaid expenses	(2,059)	574	(578)
Other payables and accrued expenses	1,886	99	322
Account payables	(252)	63	(97)
Deferred revenue	(242)	260	5

Net cash used in operating activities	(33,361)	(14,135)	(17,304)

Cash flows from investing activities
Purchases of property and equipment	(188)	(420)	(177)
Short-term investments, net	12,800	(1,393)	10,263
Other long-term assets, net	33	(19)	(107)
Payments for business acquisitions, net of cash acquired	(9,965)	-	-

Net cash provided by (used in) investing activities	2,680	(1,832)	9,979

Cash flows from financing activities
Proceeds from issuance of redeemable convertible preferred shares and warrants, net	-	19,967	2,709
Issuance of ordinary shares, net	223,732	-	-
Proceeds from exercise of share options	44	133	27

Net cash provided by financing activities	223,776	20,100	2,736

Net increase (decrease) in cash and cash equivalents and short-term
restricted cash equivalents	193,095	4,133	(4,589)

Cash and cash equivalents and short-term restricted cash equivalents at
the beginning of the year	14,984	10,851	15,440

Cash and cash equivalents and short-term restricted cash equivalents as at end of the year	208,079	14,984	10,851

Non-cash activities:
Conversion of warrants to redeemable convertible preferred shares	10,896	-	-
Shares issued and to be issued related to the business acquisitions	33,816	-	-

Supplemental disclosures of cash flow information
Income taxes paid	104	69	48

The accompanying notes are an integral part of the consolidated financial statements.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 1 - General

A.
Otonomo Technologies Ltd. (together with its subsidiaries, “Otonomo”, or the “Company”) was incorporated as an Israeli corporation in December 2015. The Company provides an automotive data service platform enabling car manufacturers, drivers, and service providers to be part of a connected ecosystem as well as mobility intelligence which transforms vast amounts of anonymized data and activity signals into actionable, impactful, and valuable insights. The Company’s solutions are designed to run in public clouds.

B.	Closing of the Merger and Subscription agreements

On January 31, 2021, the Company entered into a Merger agreement (the “Merger Agreement”) with Software Acquisition Group Inc. II (“SWAG”), a special purpose acquisition company, that resulted in SWAG becoming a wholly-owned subsidiary of the Company upon the consummation of the transactions on August 13, 2021 (the “Closing Date”). The transaction was accounted for as a recapitalization in accordance with accounting principles generally accepted in the United States (“GAAP”).

In addition, on the Closing Date, the Company completed the sale of Ordinary Shares to certain investors (“PIPE Investors”), at a price per share of $10, for gross proceeds to the Company of $142,500 thousand, pursuant to a series of subscription agreements (“Subscription Agreements”) entered into by the Company and the PIPE Investors concurrently with the execution of the Merger Agreement.

Upon closing of the transactions mentioned above, all the outstanding redeemable convertible preferred Shares were automatically converted into ordinary shares of no-par value. See also Note 7.

C.	Neura Acquisition

On October 4, 2021, the Company acquired 100% of the share capital of Neura Inc. (“Neura”), a privately held company in the United States, for a total consideration of $46,816 thousand. See also Note 8.

D.	The Floow Acquisition

Subsequent to the balance sheet date, on February 26, 2022, the Company has entered into an agreement to acquire The Floow Ltd., a privately held company in the United Kingdom, for a total consideration of up to $69 million. See also Note 16.

Note 2 - Summary of Significant Accounting Policies

A.          Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of Otonomo Technologies Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

In addition, certain comparative figures have been reclassified to conform to the current year presentation.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 2 - Summary of Significant Accounting Policies (cont’d)

B.          Recapitalization

The Transaction is accounted for as a recapitalization as pre-combination Otonomo was determined to be the accounting acquirer under Financial Accounting Standards Board (FASB)’s Accounting Standards Codification Topic 805, Business Combinations (ASC 805). In connection with the recapitalization, all outstanding capital stock of the pre-combination Otonomo was converted into Company Ordinary Shares, representing a recapitalization, and the net assets of SWAG were acquired at historical cost, with no goodwill or intangible assets recorded. The pre-combination Otonomo was deemed to be the predecessor of the Company, and the consolidated assets and liabilities and results of operations prior to the Closing Date are those of the pre-combination Otonomo.

C.          Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods and accompanying notes. Significant items subject to such estimates and assumptions include, but are not limited to, the fair value of assets acquired and liabilities assumed in business combinations, goodwill and purchased intangible assets valuation, useful lives of intangible assets, value of warrants to redeemable convertible preferred shares, warrants to ordinary shares and share based compensation including the determination of the fair value of the Company’s ordinary shares. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

The novel coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company’s customers and its sales cycles. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the year ended December 31, 2021. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

D.          Foreign Currency

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar (“dollar” or “$”), thus; the dollar is the functional currency of the Company.

The transactions and balances of the Company denominated in U.S. dollars are presented at their original amounts as the U.S. dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. Monetary assets and liabilities denominated in a non-U.S. dollar currency are translated using the current exchange rate and non-monetary assets and liabilities and capital accounts denominated in a non-U.S. dollar currency are translated using historical exchange rates.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 2 - Summary of Significant Accounting Policies (cont’d)

D.          Foreign Currency (cont'd)

Statements of operations accounts denominated in a non-U.S. dollar currency are translated using the exchange rates in effect on the transaction dates, except for amortization and depreciation, which are translated using historical exchange rates. Adjustments from the translation of the Company’s financial statements to U.S. dollars and foreign exchange transaction gains and losses are included in loss for the period in which exchange rates change. Such adjustments have been immaterial since inception.

Details of exchange rates:

	December 31	December 31	December 31
	2021	2020	2019

Exchange rate of U.S. dollar ($) in New Israeli Shekel (NIS)	3.110	3.215	3.456
CPI	102.6	100.1	100.8

The translation should not be construed as a representation that the foreign currency amounts upon which the translation is based actually represent, or could be converted into, U.S. dollar.

E.          Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, restricted cash and account receivables. The Company maintains bank accounts in financial institutions that management believes have strong credit ratings.

F.          Cash, Cash equivalents and Short-term investments

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at their carrying values, which approximates their fair values. Short-term investments consist of bank deposits with an original maturity of three months to one year at the date of purchase.

G.          Fair Value Measurements

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.
•
Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 2 - Summary of Significant Accounting Policies (cont’d)

G.          Fair Value Measurements (cont'd)

Financial instruments consist of cash equivalents, short-term investments, account receivables, and account payables. Short-term investments are stated at fair value on a recurring basis. Cash equivalents, accounts receivable, and accounts payable are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date.

See Notes 12C and 12D for more information regarding the warrants for redeemable convertible preferred shares and warrants for ordinary shares.

H.          Accounts Receivables, net

Accounts receivable are recorded at the invoiced amount and amounts for which revenue has been recognized but not invoiced, net of allowance for doubtful accounts. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of accounts. The allowance of doubtful accounts was not material for the periods presented.

I.           Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation. Maintenance and repair expenses are charged to operation as incurred. Depreciation is calculated on the straight-line method based on the estimated useful lives of the assets and commences once the assets are ready for their intended use.

Annual rates at depreciation are as follows:

%

Computers and software	33
Office furniture and equipment	7;15
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Capitalized Software Costs

Costs related to software acquired, developed, or modified solely to meet the Company’s internal requirements, with no substantive plans to market such software at the time of development are capitalized. Costs incurred during the preliminary planning and evaluation stage of the project and during the post implementation operational stage are expensed as incurred. Costs incurred during the application development stage of the project are capitalized. Maintenance costs are expensed as incurred. The amount of qualifying costs for capitalization incurred was immaterial for the years presented.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 2 - Summary of Significant Accounting Policies (cont’d)

J.          Impairment of Property and Equipment

The Company evaluates the recoverability of property and equipment for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. Such events and changes may include significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in the Company’s business strategy. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of property and equipment is not recoverable, the carrying amount of such assets is reduced to fair value. There were no impairment charges to property and equipment during the years presented.

K.          Business Combinations

When the Company acquires a business, the purchase price is allocated to the tangible and identifiable intangible assets, net of liabilities assumed. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s Consolidated Statements of Operations.

L.          Goodwill and Intangible Assets, net

Goodwill is not amortized but rather tested for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination and is allocated to reporting units expected to benefit from the business combination. The Company has determined that it has one operating segment and one reporting unit. Goodwill impairment is recognized when the quantitative assessment results in the carrying value exceeding the fair value, in which case an impairment charge is recorded to the extent the carrying value exceeds the fair value. There were no impairment charges to goodwill during the periods presented.

Intangible assets are amortized on a straight-line basis over the estimated useful life of the respective asset. Each period the Company evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization.

The estimated useful lives of the Company’s intangible assets are as follows:

%

Technology	16.67

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 2 - Summary of Significant Accounting Policies (cont’d)

M.          Revenue Recognition

The Company derives its revenues from subscription to our vehicle data platform, which are comprised of subscription fees from customers accessing the Company’s enterprise cloud computing services (“SaaS subscriptions”). For our mobility intelligence, The Company generates revenues from the use of artificial intelligence (AI) platform that empowers organizations by transforming behavioral data into actionable insights. (“MI services”).

The Company determines revenue recognition through the following five-step framework:

•	Identification of the contract, or contracts, with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company’s SaaS subscriptions revenues consist primarily of fees to provide the Company’s customers access to its cloud-based platform, which includes routine customer support. Subscription service contracts do not provide customers with the right to take possession of the software, are cancelable, and do not contain general rights of return. Generally, subscription revenues are recognized ratably over the contractual term of the arrangement, beginning on the date that the service is made available to the customer.

Subscription contracts typically have a term of one to three years and based on fixed-fee or a pay per use basis. For fixed-fee basis contracts, invoicing occurring in annual or monthly installments at the beginning of each year of the subscription period or at the end of each month, respectively. For pay per use basis contracts, the Company applies the ‘as-invoiced’ practical expedient that permits the Company to recognize revenue in the amount to which it has a right to invoice the customer.

MI services typically have a term of up to one year and are based on fixed-fee. For fixed-fee basis contracts, invoicing occurring usually when the service is delivered.

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract.

The Company provides access to its cloud-hosted software, without providing the customer with the right to take possession of its software, which the Company considers to be a single performance obligation.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 2 - Summary of Significant Accounting Policies (cont’d)

M.          Revenue Recognition (cont'd)

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. For contracts that contain multiple performance obligations, the Company allocates the transaction price for each contract to each performance obligation based on the relative standalone selling price for each performance obligation. In instances where performance obligations do not have observable standalone sales, the Company utilizes available information that may include market conditions, pricing strategies, the economic life of the software, and other observable inputs or uses the expected cost-plus margin approach to estimate the price the Company would charge if the products and services were sold separately.

Incremental costs of obtaining a contract that are eligible to capitalization, were immaterial during the reported periods.

Contract assets consist of unbilled accounts receivable, which occur when a right to consideration for the Company’s performance under the customer contract occurs before invoicing to the customer. The amount of unbilled accounts receivable included within accounts receivable, net, on the consolidated balance sheets.

Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date.

Contract Balances

Of the $265 thousand of deferred revenue recorded as of December 31, 2020, the Company recognized 100% as revenue during the year ended December 31, 2021.

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of SaaS subscriptions revenues not yet delivered. As of December 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was $540 thousand, which consists of billed considerations of $35 thousand and unbilled considerations of $505 thousand, that the Company expects to recognize as revenue. As of December 31, 2021, the Company expects to recognize 69% of its remaining performance obligations as revenue over the next 12 months, and the remainder thereafter.

N.          Cost of Services

Cost of services consists primarily of expenses related to purchasing of data from data suppliers, amounts paid to data suppliers under revenue sharing or fixed price arrangements, software licenses, and personnel-related costs associated with customer support and professional services, including salaries, benefits and bonuses. Cost of services also includes allocated overhead costs.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 2 - Summary of Significant Accounting Policies (cont’d)

O.          Cloud infrastructure

Third-party cloud infrastructure expenses incurred in connection with the Company’s customers’ use of the Company’s platform and the maintenance of the Company’s platform on public clouds, such as cloud computing or other hosting and data storage including different regional deployments. In addition, cloud infrastructure also includes the third-party cloud infrastructure expenses incurred with internal research and development use.

P.          Research and Development

Research and development costs include personnel-related expenses associated with the Company’s engineering personnel responsible for the design, development and testing of its products, cost of development environments and tools, and allocated overhead. Research and development costs are expensed as incurred.

Q.          Share Based Compensation

Share based compensation expense related to share based awards is recognized based on the fair value of the awards granted and recognized as an expense on a straight-line basis over the requisite service period for share options and restricted share units (“RSU”). The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the award, the expected volatility of the price of the Company’s ordinary shares, risk-free interest rates, and the expected dividend yield of ordinary shares. The fair value of each RSU award is based on the fair value of the underlying ordinary shares on the grant date. The assumptions used to determine the fair value of the share awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. Forfeitures are accounted for as they occur instead of estimating the number of awards expected to be forfeited.

R.          Income Taxes

The Company is subject to income taxes in Israel, the U.S., and other foreign jurisdictions. These foreign jurisdictions may have different statutory tax rates than in Israel. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

The Company recognizes income tax benefits from tax positions only if it believes that it is more likely than not that the tax position will be sustained upon examination. The tax benefits recognized are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 2 - Summary of Significant Accounting Policies (cont’d)

S.          Net Loss Per Share

The Company computes net loss per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers its redeemable convertible preferred shares to be participating securities as the holders of the redeemable convertible preferred shares would be entitled to dividends that would be distributed to the holders of ordinary shares, on a pro-rata basis assuming conversion of all redeemable convertible preferred shares into ordinary shares. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.

The Company’s basic net loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted-average number of shares of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive.

T.          Segment Information

The Company operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the Company’s chief executive officer (“CEO”), in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker allocates resources and assesses performance based upon discrete financial information at the consolidated level.

Revenue by geographical region of the Company’s customers:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2021	2020	2019
	USD thousands	USD thousands	USD thousands

United States	176	43	-
APAC	329	164	2
EMEA	1,218	187	127

Total revenue	1,723	394	129

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 2 - Summary of Significant Accounting Policies (cont’d)

T.          Segment Information (cont'd)

Property and equipment, net of depreciation, by geographic region:

	December 31	December 31
	2021	2020
	USD thousands	USD thousands

United States	9	2
Israel	716	623

Total property and equipment, net	725	625

Number of Customers accounted for over 10% of Revenue

For the year ended December 31, 2021, the Company had three customers that accounted for 13%, 14% and 28%, respectively, of its revenues. For the year ended December 31, 2020, the Company had two customers that accounted for 12% and 30%, respectively, of its revenues. For the year ended December 31, 2019, the Company had three customers that accounted for 12%, 20% and 63%, respectively, of its revenues

U.          Recently Adopted Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, which amends ASC 805 to require acquiring entities to apply ASC 606 to recognize and measure contract assets and contract liabilities in a business combination. Under previously effective GAAP, an acquirer recognizes such items at fair value on the acquisition date.

ASU 2021-08 amends ASC 805 to add contract assets and contract liabilities to the list of exceptions to the recognition and measurement principles that apply to business combinations and to require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606.

As a result of the amendments, it is expected that an acquirer will generally recognize and measure acquired contract assets and contract liabilities (deferred revenue) in a manner consistent with how the acquiree recognized and measured them in its preacquisition financial statements. In addition, as a result of the amendment, acquirer likely would subsequently recognize the same amount of revenue that the acquiree would have recognized if no business combination took place.

The ASU will be effective for fiscal years beginning after December 15, 2022 and interim periods therein for public business entities. The Company early adopted the standard in 2021. Acquisitions of businesses assumed during the year ended December 31, 2021 were presented in conformity with the provisions of the standard.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 2 - Summary of Significant Accounting Policies (cont’d)

V.          Recently Issued Accounting Pronouncements

As an “Emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which would require lessees to put all leases on their balance sheets, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to current practice. The guidance states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for non-public entities to fiscal years beginning after December 15,2021, and interim periods within fiscal years beginning after December 15, 2022. The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. The Company does not expect the adoption of Topic 842 to have a material impact to its consolidated financial statements.

Note 3 - Cash and Cash Equivalents

	December 31	December 31
	2021	2020
	USD thousands	USD thousands

In U.S dollar	203,584	13,326
In New Israeli Shekels and Euro	4,258	1,487

	207,842	14,813
Note 4 - Account Receivables, net

	December 31	December 31
	2021	2020
	USD thousands	USD thousands

Open accounts	899	110
Unbilled revenues	215	4
	1,114	114
Less - allowance for doubtful accounts	(37)	(6)

	1,077	108

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 5 - Other Receivables and Prepaid Expenses

	December 31	December 31
	2021	2020
	USD thousands	USD thousands

Prepaid expenses	2,121	150
Government institutions	312	56
Other	250	-

	2,683	206

Note 6 - Property and Equipment, net

Property and equipment consist of the following:

	December 31	December 31
	2021	2020
	USD thousands	USD thousands

Computer and software	498	350
Office furniture and equipment	376	307
Leasehold improvements	359	344
	1,233	1,001
Less - accumulated depreciation	(508)	(376)

Property and equipment, net	725	625

Depreciation expenses were $132 thousand and $147 thousand for the years ended December 31, 2021 and 2020, respectively.

Note 7 - Recapitalization and Subscription Agreements

On August 13, 2021 (the “Closing Date”), the Company consummated a recapitalization transaction (the “Recapitalization”) pursuant to a merger agreement, dated January 31, 2021 (the “Merger Agreement”), with Software Acquisition Group Inc. II, (“SWAG”), a publicly traded special purpose acquisition company. On the Closing Date, the following transactions occurred pursuant to the terms of the Merger, Subscription and Share Purchase agreements:

1)
Merger Sub merged with and into SWAG, with SWAG surviving the merger. As a result of the Merger, and simultaneously with the other transactions mentioned above, SWAG became a wholly owned subsidiary of the Company, with the securityholders of SWAG becoming securityholders of the Company.

2)	Each outstanding Preferred Share of the Company was converted into one Ordinary Share.

3)
After giving effect to the redemption of approximately $59,863 thousand of SWAG's Class A Stock, the remaining securityholders of SWAG were issued an aggregate of 15,576,479 of the Company's ordinary shares for gross proceeds of $112,646 thousand.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 7 - Recapitalization and Subscription Agreements (cont'd)

4)	In accordance with the terms of the Subscription Agreements, the PIPE Investors were issued an aggregate of 14,250,000 the Company's ordinary shares for gross proceeds of $142,500 thousand.

5)
In accordance with the terms of the Share Purchase Agreement, the Secondary PIPE Investors purchased 3,000,000 of the Company's ordinary shares from the Secondary Selling Shareholders at a purchase price of $10.00 per share, for an aggregate purchase price of $30,000 thousand.

6)
The Company effected a share split of each ordinary share into such number of ordinary shares, such that each ordinary share has a value of $10.00 per share after giving effect to such share split. As of the Closing Date, the share split calculated ratio was 1:4.6937. As a result, all ordinary share, redeemable convertible preferred shares, options for ordinary shares, exercise price and net loss per share amounts were adjusted retroactively for all periods.

The transaction was accounted for as a recapitalization, with no goodwill or other intangible assets recorded, because SWAG did not meet the definition of a business under ASC 805.

In addition, upon the closing of the Recapitalization, 8,625,000 public warrants and 5,200,000 private warrants, that were both issued by SWAG prior to the Transaction, were outstanding to purchase Company Ordinary Shares.

Each warrant entitles the holder to purchase one Company Ordinary Share at a price of $11.50 per share, subject to adjustments. The warrants are exercisable at any time commencing 30 days after the completion of the Recapitalization and expire five years after the Closing Date or earlier upon redemption or liquidation. The Company may redeem the outstanding warrants in whole and not in part at a price of $0.01 per warrant at any time after they become exercisable, provided that the last sale price of the Company Ordinary Shares equals or exceeds $18 per share, subject to adjustments, for any 20-trading days within a 30-trading day period ending three business days prior to the date on which the Company sends the notice of redemption to the warrant holders. The private warrants have similar terms as the public warrants, except that the private warrants may be exercised on a cashless basis at the holder’s option and the private warrants will not be redeemed by the Company as long as they are held by the initial purchasers or their permitted transferees, but once they are transferred, they have the same rights as the public warrants. The public warrants were classified as a component of permanent equity and the private warrants were classified as a liability measured at fair value pursuant to ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging”.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 8 - Business Combinations

Neura acquisition

On October 4, 2021, the Company acquired 100% of the share capital of Neura Inc. (“Neura”), a privately held company in the United States, which develops innovative artificial intelligence and machine learning solutions.

The total purchase consideration transferred for the Neura acquisition was $46,816 thousand, comprised of $13,000 thousand in cash, $33,316 thousand in equity for the fair value of 6,559,960 shares of the Company’s ordinary shares issued and additional $500 thousand in equity for the fair value of 98,450 shares of the Company’s ordinary shares that was not issued as of December 31, 2021, subject to working capital adjustments.

The following table summarizes the preliminary fair value of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
USD thousands

Cash and cash equivalents	2,980
Short-term restricted cash	55
Accounts receivable	340
Intangible assets	10,021
Goodwill	37,000
Other assets	430
Accounts payable, accrued expenses and other liabilities	(3,998)
Deferred revenue	(12)

Net assets acquired	46,816

Goodwill is primarily attributable to expected synergies arising from technology integration and expanded product availability to the Company’s existing and new customers. Goodwill is not deductible for income tax purpose. The identified intangible asset acquired was developed technology in the amount of $10,021 thousand with an estimated useful live of 6 years. Amortization expenses were $400 thousand for the year ended December 31, 2021.

The fair values assigned to assets acquired and liabilities assumed are preliminary based on management’s estimates and assumptions and may be subject to change as additional information is received and certain tax matters are finalized. The primary areas that remain preliminary relate to the income and non-income-based taxes and residual goodwill. The Company expects to finalize the valuation as soon as practicable, but not later than one year from the acquisition date.

In addition to the purchase consideration, the Company entered in to a retention award agreement with certain key employees and , expected to be released to these employees in one to two years from the acquisition date, subject to their continued service pay up to a $6,309 thousand. The payouts or vesting the retention considerations are subject to continued employment, and therefore recognized as compensation expense over the requisite service period.

The results of operations of Neura have been included in the consolidated financial statements since the date of the acquisition. Additionally, the Company incurred transaction costs of $422 thousand during the year ended December 31, 2021, which were included in general and administrative expenses in the consolidated statements of operations.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 8 - Business Combinations (cont'd)

The following unaudited pro forma financial information summarizes the combined results of operations for the Company and Neura, as if the acquisition of Neura had been completed on January 1, 2020. The unaudited pro forma financial information was as follows:

	Year Ended	Year Ended
	December 31	December 31
	2021	2020
	USD thousands	USD thousands

Revenue	3,107	971
Net loss	(33,920)	(25,265)

The pro forma financial information for all periods presented above has been calculated after adjusting the results of Neura to reflect the business combination accounting effects resulting from this acquisition, including the amortization expense from acquired intangible assets and the share based compensation expense for unvested share options as though the acquisition had been completed on January 1, 2020. The historical consolidated financial statements have been adjusted in the pro forma combined financial statements to give effect to pro forma events that are directly attributable to the business combination and factually supportable. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of 2020.

Note 9 - Other Payables and Accrued Expenses

	December 31	December 31
	2021	2020
	USD thousands	USD thousands

Employees & related institutions	4,973	1,378
Vacation and convalescence	1,246	659
Accrued expenses and other	1,819	554
Government institutions	367	64

	8,405	2,655

Note 10 - Employee Benefit Plans

A.	Section 14 of the Israeli Severance Pay Law

Pursuant to Israel’s Severance Pay Law, Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. The Company has elected to include its employees in Israel under Section 14 of the Severance Pay Law, under which these employees are entitled only to monthly deposits made in their name with insurance companies, at a rate of 8.33% of their monthly salary. These payments release the Company from any future obligation under the Israeli Severance Pay Law to make severance payments in respect of those employees; therefore, any liability for severance pay due to these employees, and the deposits under Section 14 are not recorded as an asset in the consolidated balance sheets.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 10 - Employee Benefit Plans (cont'd)

B.	401(k) Savings Plan

The Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of the annual compensation on a pre-tax basis. Company contributions to the plan may be made as the discretion of the Board of Directors

Note 11 - Commitments and contingencies

A.	Leases

The Company leases office space under non-cancelable operating lease until December 31, 2022. Total rent expenses under the operating leases were approximately $578 thousand, $456 thousand and $405 thousand for the years ended December 31, 2021, 2020, and 2019, respectively.

Future minimum lease payments under non-cancelable operating leases at December 31, 2021, are $945 thousand.

B.	Legal proceedings

The Company may be subject from time to time to various proceedings, lawsuits, disputes, or claims in the ordinary course of business. The Company investigates these claims as they arise. Although claims are inherently unpredictable, the Company is currently not aware of any matters that, if determined adversely to the Company, would individually or taken together, have a material adverse effect on its business, financial position, results of operations, or cash flows.

Note 12 - Redeemable Convertible Preferred Shares and Shareholders’ Equity

A.          Ordinary shares

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of shares outstanding.

On August 13, 2021, the Company effected a share split of each ordinary share into such number of ordinary shares, such that each ordinary share has a value of $10.00 per share after giving effect to such share split. The share split calculated ratio was 1:4.6937. As a result, all ordinary share, redeemable convertible preferred shares, options for ordinary shares, exercise price and net loss per share amounts were adjusted retroactively for all periods.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 12 - Redeemable Convertible Preferred Shares and Shareholders’ Equity (cont’d)

B.          Redeemable Convertible Preferred Seed, A, B, C and C-1 Shares

Upon the consummation of the recapitalization transaction, all redeemable convertible preferred shares outstanding, totaling 64,105,866 shares, were automatically converted into an equivalent number of ordinary shares on a one-to-one basis and their carrying value of $88,598 thousand was reclassified into shareholders’ equity.

C.          Warrants for redeemable convertible preferred shares

On February 16, 2020, the Company signed an investment agreement for a total consideration of $20,000 thousand, issuing a total of 4,717,813 redeemable convertible preferred C shares together with 1,179,456 warrants (“Warrants”). Each warrant was exercisable to one redeemable convertible preferred C Share with an exercise price of $0.0001 per warrant. On June 15, 2021, the warrants were converted to 1,179,456 redeemable convertible preferred C shares.

As the deemed liquidation preference provisions of the Redeemable Convertible Preferred C Shares were considered contingent redemption provisions that are not solely within the Company’s control, the Warrants had been presented as a liability, with a mark-to-market adjustment related to value of the Warrants being charged to the consolidated statements of operations as part of the financial income (expenses), net, every period. For the years ended December 31, 2021 and 2020, the Company charged $3,165 thousand and $3,271 thousand relating to the warrant’s fair value increased in the periods, respectively.

The exercise price of each Warrant was $0.0001 and therefore, the fair value of each Warrant is approximately equal to the fair value of the underlined Redeemable Convertible Preferred C Share.

	June 15	December 31
	2021	2020

Value of warrant per share	$9.238	$6.555
Number of redeemable convertible preferred shares issuable upon exercise of warrants	1,179,456	1,179,456
Fair value of warrant liability (in USD thousand)	$10,896	$7,731

D.          Warrants for ordinary shares

In connection with the Recapitalization, on August 13, 2021 (see Note 7), the Company issued warrants to purchase an aggregate of up to 13,825,000 Company Ordinary Shares, of which 5,200,000 are private warrants. The private warrants include provisions for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant. Because the holder of the warrant is not an input into the pricing of a fixed-for-fixed option on equity shares, such a provision precludes the warrants from being indexed to the Company’s share, and thus the warrants were classified as a liability measured at fair value, with changes in fair value each period reported in the consolidated statements of operations. The Company measures the fair value of the private warrants using the Black and Scholes option pricing model. The fair value of the private warrants is considered a Level 3 fair value pursuant to ASC 820 “Fair Value” since valuation technique includes unobservable inputs.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 12 - Redeemable Convertible Preferred Shares and Shareholders’ Equity (cont’d)

D.          Warrants for ordinary shares (cont'd)

The Black-Scholes assumptions used to value the private warrants are as follows:

	December 31	August 13
	2021	2021
Volatility	41.0%	33.5%
Risk-free interest rate	1.2%	0.8%
Expected dividends	0.0%	0.0%
Expected life (in years)	4.6	5.0

For the year ended December 31, 2021, the Company charged $8,424 thousand to the consolidated statements of operations as part of the financial income (expenses), net, relating to the warrant’s fair value decreased in the period.

	December 31	August 13
	2021	2021

Value of warrant per share	$0.37	$1.99
Number of ordinary shares issuable upon exercise of warrants	5,200,000	5,200,000
Fair value of warrant liability (in USD thousand)	$1,924	$10,348

Note 13 - Share Based Compensation

A.          Equity Incentive Plans

In February 2016, the Company adopted the 2016 Share Incentive Plan (the “2016 Plan”) for employees and consultants. Under the 2016 Plan, the Board of Directors (the “Board”) has the authority to grant share options to employees and consultants of the Company under varying Israel tax regimes or any other tax ruling provided by the tax authorities to the Company, as well as with respect to non-Israeli residents pursuant to the applicable law in their respective country of residence. Each option entitles the holder to purchase one ordinary share with no par value. On December 25, 2016, the Company adopted the 2016 U.S. Sub Plan, designated for U.S. persons.

In April 2021, the Company adopted the 2021 Share Incentive Plan (the “2021 Plan”). Following the effectiveness of the 2021 Plan, the Company will no longer grant any awards under the 2016 Plan, though previously granted options under the 2016 Plan remain outstanding and governed by the 2016 Plan. The 2021 Plan provides for the grant of share options and restricted share units.

The awards have varying terms, but generally vest over four years. Share options expire 10 years after the date of grant. The Company issues new ordinary shares upon exercise of share options.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 13 - Share Based Compensation (cont'd)

B.          Share Options

The following is a summary of the share based compensation activity and related information for the year ended December 31, 2021:

	Options outstanding		Option exercisable
Exercise price	Number outstanding at December 31, 2021	Weighted average remaining contractual life (in years)	Number exercisable at December 31, 2021
$3.52	35,000	9.99	11,666
$9.23	394,484	9.62	14,827
$0.93	16,756	8.36	6,276
$0.64	1,066,743	8.31	360,521
$1.11	601,180	7.84	309,738
$1.59	30,650	7.43	21,070
$0.62	206,820	7.07	148,579
$0.47	95,809	6.23	89,814
$0.07	672,735	6.01	657,082
$0.46	119,835	5.83	119,835
$0.06	4,290,368	4.63	4,290,364
$0.14	2,020,924	4.16	2,020,919
	9,591,304		8,050,691

The option allotments are as follows:

		Weighted
	Number of	average
	Options	exercise price

Outstanding - January 1, 2020	10,805,474
Granted	1,350,255	$0.74
Forfeited	(1,454,985)	$0.48
Exercised	(1,533,798)	$0.09
Outstanding - December 31, 2020	9,166,946
Granted	754,988	$0.40
Forfeited	(97,123)	$0.62
Exercised	(233,507)	$0.18
Outstanding - December 31, 2021	9,591,304
Exercisable at end of period	8,050,691

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 13 - Share Based Compensation (cont'd)

C.          Restricted Share Units ("RSU")

A summary of RSU activity and related information under the Company's equity incentive plan and the RSU award is as follows:

		Weighted
	Number of	average
	Options	exercise price

Balance at January 1, 2021	-
Granted	4,031,528	$5.21
Vested	(98,406)	$7.67
Forfeited	(94,257)	$5.60

Balance at December 31, 2021	3,838,865

D.          Determination of Fair Value

The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions. These assumptions and estimates were determined as follows:

•

Fair Value of Ordinary Shares - prior to the recapitalization, the fair value was determined by the Company’s board of directors, with input from management and valuation reports prepared by third-party valuation specialists. After the recapitalization, the fair value of each ordinary share was based on the closing price of the Company’s publicly traded ordinary shares as reported on the date of the grant.

•

Risk-Free Interest Rate - the risk-free rate for the expected term of the options is based on the Black-Scholes option-pricing model on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.

•

Expected Term - the expected term represents the period that options are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

•

Expected Volatility - expected volatility is based on historical volatility over the most recent period commensurate with the expected term of the option. As the Company has a short trading history for its ordinary shares, when the Company's trading period is shorter than the expected term, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within the Company’s industry that the Company considers to be comparable to its own business over a period equivalent to the option’s expected term.

•

Expected Dividend Yield - the Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 13 - Share Based Compensation (cont'd)

D.          Determination of Fair Value (cont'd)

The Black-Scholes assumptions used to value the employee options at the grant dates are as follows:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2021	2020	2019

Volatility	40.6%-45.6%	38.3%-41.1%	39.2%-39.5%
Risk-free interest rate	0.6%-1.4%	0.4%-1.6%	1.6%-2.6%
Expected dividends	0.0%	0.0%	0.0%
Expected life (in years)	5.8-6.1	5.5-6.1	5.8-6.1

The Company recorded net compensation expenses in respect of options and RSUs granted to employees and consultants of $3,607 thousand, $1,440 thousand and $2,010 thousand for the years ended December 31, 2021, 2020, and 2019, respectively. The Company also recognized a tax benefit of $5 thousand and $23 thousand related to the share based compensation that was fully offset by a valuation allowance for the years ended December 31, 2021 and 2020, respectively.

The share based compensation expenses by line item in the accompanying Consolidated Statements of Operations is summarized as follows:

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2021	2020	2019
	USD thousands	USD thousands	USD thousands

Research and development	1,103	771	575
Sales and marketing	737	406	1,306
General and administrative	1,767	263	129

	3,607	1,440	2,010

Note 14 - Income Taxes

A. Income tax rate

•	The corporate tax rate in Israel relevant to the Company is 23%.
•	The Company’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 14 - Income Taxes (cont’d)

B. Deferred taxes

The following table presents the significant components of the Company’s deferred tax assets and liabilities:

	December 31	December 31
	2021	2020
	USD thousands	USD thousands

Deferred tax assets:
Operating loss and tax credit carryforwards	30,882	13,448
Capitalized research and development expenses	2,061	1,889
Share based compensation	1,125	1,084
Accrued expenses	596	151
Deferred tax assets	34,664	16,572
Valuation allowance	(32,408)	(16,557)
Deferred tax assets, net of valuation allowance	2,256	15

Deferred tax liabilities:
Intangible assets	(2,198)	-
Deferred tax liabilities	(2,198)	-

Net deferred taxes	58	15

Based on the available evidence, management believes that it is more likely than not that certain of its deferred tax assets relating to net operating loss carryforwards and other temporary differences will not be realized and accordingly, a valuation allowance has been recognized.

As of December 31, 2021, and 2020, the Company has not recognized a deferred tax liability in respect of an insignificant amount of undistributed earnings relating to the Company’s foreign subsidiaries, as these earning are considered indefinitely reinvested for working capital and other offshore investment needs. In the event of a distribution of those earnings in the form of dividends, a sale of the subsidiaries, or certain other transactions, we may be liable for income taxes, subject to an adjustment, if any, for foreign tax credits and foreign withholding taxes payable to certain foreign tax authorities. A determination of the unrecognized deferred tax liability related to those earnings is not practicable.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 14 - Income Taxes (cont’d)

C. Income tax expense

The components of the loss before income tax expense were as follows:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2021	2020	2019
	USD thousands	USD thousands	USD thousands

Israel	(27,301)	(20,004)	(19,241)
Foreign	(3,411)	39	208
Total	(30,712)	(19,965)	(19,033)

Income tax expense was as follows:

Current:
Israel	87	-	-
Foreign	146	73	84
Total current tax expense	233	73	84

Deferred:
Israel	-	-	-
Foreign	(11)	3	(9)
Total deferred tax expense (benefit)	(11)	3	(9)

Total income tax expense	222	76	75

D. Reconciliation

A reconciliation of the amount of income tax benefit that would result from applying the Israeli statutory income tax rate to reported income tax expense is as follows:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2021	2020	2019
	USD thousands	USD thousands	USD thousands

Loss before income tax expense as reported in the consolidated statements of operations	(30,712)	(19,965)	(19,033)
Statutory income tax rate	23%	23%	23%
Theoretical income tax benefit	(7,063)	(4,592)	(4,378)

Foreign tax rate differentials	69	1	(3)
Non-deductible share based compensation	837	288	245
Revaluation of warrants	(1,210)	752	-
Currency transactions gain	(1,069)	(1,602)	(1,226)
Change in valuation allowance	8,688	5,256	5,385
Other differences, net	(30)	(27)	52

Reported income tax expense	222	76	75

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 14 - Income Taxes (cont’d)

E. Operating loss carryforwards

As at December 31, 2021, the Company has net operating loss carryforwards in Israel of approximately $90 million that carry forward indefinitely.

As at December 31, 2021, the Company's subsidiaries have net operating loss carryforwards in the US of approximately $49 million. If not utilized, approximately $14 million of federal and state net operating loss carryforwards will expire between the years ended 2033 and 2037. The U.S. subsidiaries’s utilization of federal net operating losses is subject to an annual limitation due to a “change in ownership,” as defined in Section 382 of the Code. The annual limitation may result in the expiration of net operating losses before utilization, the Company is currently in the process of evaluating the limitations resulting from the Neura acquisition.

F. Accounting for uncertainty in income taxes

As at December 31, 2021 and 2020, the Company did not have any unrecognized tax benefits and does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The Company’s accounting policy is to accrue interest and penalties related to an underpayment of income taxes as a component of income tax expense.

G. Income tax assessments

The Company has final tax assessments for all years up to and including the tax year ended December 31, 2016.

Note 15 - Net Loss Per Share Attributable to Ordinary Shareholders

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2021	2020	2019
	In USD thousands, except share data

Numerator:
Net loss	(30,934)	(20,041)	(19,108)

Denominator:
Weighted-average shares used in computing net
loss per share attributable to ordinary
shareholders, basic and diluted	69,222,905	30,674,263	29,806,749

Net loss per share attributable to ordinary
shareholders, basic and diluted	(0.45)	(0.65)	(0.64)

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as at December 31, 2021

Note 15 - Net Loss Per Share Attributable to Ordinary Shareholders (cont'd)

The potential shares of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2021	2020	2019
	In USD thousands, except share data

Convertible redeemable preferred shares	38,808,503	62,331,837	58,208,597
Warrants to convertible redeemable preferred shares	533,179	1,030,812	-
Unvested RSUs	867,304	-	-
Outstanding share options	9,271,326	10,230,546	10,697,422

Total	49,480,312	73,593,195	68,906,019

Note 16 - Subsequent Events

A.	Share based compensation grants

Subsequent to the balance sheet date, during the first quarter of 2022, the Company granted an additional 3,725,643 RSU’s to employees and consultants with an estimated unrecognized compensation expense amounted to $7,674 thousand, which is expected to be recognized over a weighted-average period of 2.5 years.

B.	The Floow Acquisition

On February 26, 2022, the Company has entered into an agreement to acquire The Floow, a privately held company headquartered in Sheffield, United Kingdom, which is a SaaS provider of connected insurance technology for carriers globally, in a cash and share deal of up to $69 million. The acquisition is subject to approval by U.K. regulators and is expected to close within the second quarter of 2022.