Form 20-F
period 2022-12-31
Otonomo Technologies Ltd.
filed 2023-03-31
CIK 1842498

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2022, the registrant had 141,880,227 ordinary shares issued and outstanding.

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

Note‑Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

☐ Large accelerated filer     ☒ Accelerated filer     ☐ Non‑accelerated filer     ☒ Emerging growth company

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

Yes ☐    No ☒

CONTENTS

Page

ABOUT THIS ANNUAL REPORTf	1
INDUSTRY AND MARKET DATA	2
TRADEMARKS, TRADE NAMES AND SERVICE MARKS	3
CAUTIONARY STATEMENT REGARDING FORWARD‑LOOKING STATEMENTS	6
Item 1. Identity of Directors, Senior Management and Advisers	6
Item 2. Offer Statistics and Expected Timetable	6
Item 3. Key Information	6
A. Selected Financial Data	6
B. Capitalization and Indebtedness	6
C. Reasons for the Offer and Use of Proceeds	6
D. Risk Factors	6
Item 4. Information on the Company.	39
A. History and Development of the Company	39
B. Business Overview	41
C. Organizational structure	50
D. Property, plants and equipment	50
Item 4A. Unresolved Staff Comments	50
Item 5. Operating and Financial Review and Prospects	51
A. Results of Operations	54
B. Liquidity and Capital Resources	56
C. Research and Development, Patents and Licenses, Etc.	57
D. Trend Information	58
E. Critical Accounting Policies and Estimates	58
Item 6. Directors, Senior Management and Employees	60
A. Directors and Senior Management	60
B. Compensation of Directors and Executive Officers	62
C. Board Practices	66
D. Employees	74
E. Share Ownership	74
Item 7. Major Shareholders and Related Party Transactions	74
A. Major Shareholders	74
B. Related Party Transactions	76
C. Interests of Experts and Counsel	77
Item 8. Financial Information	77
A. Consolidated Statements and Other Financial Information	77
B. Significant Changes	78
Item 9. The Offer and Listing	78
A. Offer and Listing Details	78
B. Plan of Distribution	78
C. Markets	78
D. Selling Shareholders	78
E. Dilution	78
F. Expenses of the Issue	79

i

ii

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this annual report (this "Annual Report"), the terms "Otonomo," the "Company," "we," "us," "our," "our company" and "our business" refer to Otonomo Technologies Ltd., together with its consolidated subsidiaries as a consolidated entity.

All references in this Annual Report to "Israeli currency" and "NIS" refer to New Israeli Shekels, the terms "dollar," "USD" or "$" refer to U.S. dollars and the terms "€" or "euro" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

All references in this Annual Report to "Business Combination" or "Recapitalization" refer to the transactions effected under the business combination agreement, dated as of January 31, 2021 (the "Business Combination Agreement"), by and among Software Acquisition Group Inc. II, a Delaware corporation ("SWAG"), Otonomo and Butterbur Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Otonomo ("Butterbur Merger Sub"). Pursuant to the Business Combination Agreement, Butterbur Merger Sub merged with and into SWAG, with SWAG surviving the merger. Upon consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement on August 13, 2021, SWAG became a wholly owned subsidiary of Otonomo.

All references in this Annual Report to the "Neura Acquisition" refer to the transactions effected under that certain Agreement and Plan of Merger, dated as of October 4, 2021, by and among Otonomo, Neura, Inc. ("Neura") and the other parties thereto (the "Neura Merger Agreement"), pursuant to which Otonomo acquired Neura. Otonomo acquired 100% of Neura's outstanding equity interests for transaction consideration of approximately $46.8 million, including the issuance of ordinary shares (the "Neura Shares").

All references in this Annual Report to the "Floow Acquisition" refer to the transactions effected under that certain definitive agreement, dated as of February 26, 2022 (the "Floow SPA"). On April 14, 2022, pursuant to the terms of the Floow SPA, Otonomo acquired The Floow, a SaaS provider of connected insurance technology for major carriers globally ("The Floow"), in a cash and stock deal with a fair value of approximately $31.3 million, including a performance-based earnout payable in up to $12.0 million in cash and up to 6,545,454 ordinary shares (depending upon the achievement of certain business performance objectives), which was evaluated at a fair value of $9.8 million on the acquisition date.

All references in this Annual Report to the "Urgently Transaction" refer to the transactions effected under that certain Agreement and Plan of Merger, dated as of February 9, 2023 (the "Urgently Merger Agreement"), by and among Otonomo, Urgent.ly Inc. ("Urgently") and U.O Odyssey Merger Sub Ltd. ("Merger Sub"). Pursuant to the Urgently Merger Agreement and subject to the satisfaction or waiver of the terms and conditions specified therein, Merger Sub, a wholly owned subsidiary of Urgently, will merge with and into Otonomo, with Otonomo continuing as the surviving company and a wholly owned subsidiary of Urgently (the "Merger").

All references in this Annual Report to the "Cost Reduction Initiative" refer to the cost reduction process that the Company commenced during the fourth quarter of 2022, including a workforce reduction of a significant number of its employees in connection with the Company adjusting its budget for 2023 to focus on managing expenses and preserving operating capital to achieve its growth and profitability goals. In connection with the Cost Reduction Initiative, the Company sunset its artificial intelligence (AI) platform that transforms behavioral data into actionable insights ("MI services") and intends to sunset its Connected Vehicle Data services ("Connected Vehicle Data services"), which includes services relating to multi-layered data, standardized and blurred to remove identifiers, during the first half of 2023.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this Annual Report concerning Otonomo's industry and the regions in which it operates, including Otonomo's general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources and industry publications, surveys and forecasts. Otonomo has not independently verified the accuracy or completeness of any third‑party information. Similarly, internal surveys, industry forecasts and market research, which Otonomo believes to be reliable based upon its management's knowledge of the industry, have not been independently verified. While Otonomo believes that the market data, industry forecasts and similar information included in this Annual Report are generally reliable, such information is inherently imprecise. In addition, assumptions and estimates of Otonomo's future performance and growth objectives and the future performance of its industry and the markets in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings "Risk Factors," "Cautionary Statement Regarding Forward‑Looking Statements; Market, Ranking and Other Industry Data" and "Operating and Financial Review and Prospects" in this Annual Report.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Report may appear without the (R) or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY STATEMENT REGARDING FORWARD‑LOOKING STATEMENTS

This Annual Report contains forward‑looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report, including statements regarding Otonomo's future financial position, business strategy and plans and objectives of management for future operations, are forward‑looking statements. In some cases, you can identify forward‑looking statements by terminology such as "believe," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "expect," "predict," "potential" or the negative of these terms or other similar expressions. Forward‑looking statements include, without limitation, Otonomo's expectations concerning the outlook for its business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of Otonomo as set forth in this Annual Report.

Forward‑looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•	We have a limited operating history and may be unable to achieve or sustain profitability or accurately predict our future results;

•	We have a history of losses and expect to incur significant expenses and continuing losses for the foreseeable future;

•
We expect to limit our investment in research and development for the purpose of developing and commercializing new services, and these investments could significantly reduce our profitability or increase our losses and may not generate revenue for us;

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

•
If we are unable to expand our relationships with existing OEMs, vehicle fleet operators and mobile data providers, micromobility data providers, Electric Vehicle's (EV) charging data providers, and add new OEMs, vehicle fleet operators, data providers and mobile devices, our business, results of operations and financial condition could be adversely affected;

•	We may experience difficulties in integrating the operations of The Floow into our business and in realizing the expected benefits of The Floow Acquisition;

•	The Connected Insurance Technology market is in early stages of development and its adoption may take time;

•
There is significant competition in the markets in which we offer our telematics services and products and our business, results of operations, financial condition and growth potential could be adversely affected if we fail to compete successfully; and

•	The other matters described in the section titled "Risk Factors" beginning on page 6.

Otonomo cautions you against placing undue reliance on forward‑looking statements, which reflect current beliefs and are based on information currently available as of the date a forward‑looking statement is made. Forward‑looking statements set forth herein speak only as of the date of this Annual Report. We do not undertake any obligation to revise forward‑looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward‑looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward‑looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward‑looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.

Market, ranking and industry data used throughout this Annual Report, including statements regarding market size and technology adoption rates, is based on the good faith estimates of our management, which in turn are based upon our management's review of internal surveys, independent industry surveys and publications, and other third party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors" and "Operating and Financial Review and Prospects" in this Annual Report.

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

•
Our Cost Reduction Initiative and associated organizational changes may not adequately reduce our operating costs or improve operating margins, may lead to additional workforce attrition, and may cause operational disruptions.

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

•
If we are unable to expand our relationships with existing OEMs and vehicle fleet operators and add new OEMs, vehicle fleet operators and other data providers, our business, results of operations and financial condition could be adversely affected.

•	We may experience difficulties integrating the operations of The Floow into our business and realizing the expected benefits of The Floow Acquisition.

•	The Connected Insurance Technology market is in early stages of development and its adoption may take time.

•
There is significant competition in the markets in which we offer our telematics services and products and our business, results of operations, financial condition and growth potential could be adversely affected if we fail to compete successfully.

•	The other matters described in the full "Risk Factors" section below.

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

Our losses in prior periods and accumulated deficit reflect the investments we have made to date to grow our business. We expect to have significant operating expenses in the future to further support and grow our business, including expanding the range of integrations between our platform and third‑party applications and platforms, expanding our direct and indirect sales capabilities, investing in our infrastructure and R&D and integrating businesses we acquire. As a result, we may be unable to achieve or sustain profitability or accurately predict our future results. You should not consider our recent growth in revenue as indicative of our future performance. We cannot assure you that we will achieve profitability in the future, or that if we do become profitable, that we will sustain profitability.

If we fail to address the risks and difficulties that we face, including those described elsewhere in this "Risk Factors" section, our business, financial condition and results of operations could be adversely affected. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

Our Cost Reduction Initiative and associated organizational changes may not adequately reduce our operating costs or improve operating margins, may lead to additional workforce attrition, and may cause operational disruptions.

During the fourth quarter of 2022, the Company commenced the Cost Reduction Initiative, which included a workforce reduction of a significant number of employees in connection with the Company adjusting its budget for 2023 to focus on managing expenses and preserving operating capital to achieve its growth and profitability goals. In connection with the Cost Reduction Initiative, the Company is sunsetting its artificial intelligence (AI) platform, which was capable of transforming behavioral data into actionable insights ("MI services") and intends to sunset its Connected Vehicle Data services during the first half of 2023.

We anticipate that the Cost Reduction Initiative will be substantially complete by the end of the second quarter of 2023 and that, as a result of completing the Cost Reduction Initiative, we will recognize substantial cost savings. The estimates of the charges and expenditures that we expect to incur in connection with the workforce reduction, and timing thereof, are subject to a number of assumptions, including local law requirements in various jurisdictions, and we may incur costs that are greater than we currently expect in connection with the Cost Reduction Initiative.

The Cost Reduction Initiative may yield unintended consequences and costs (financial or otherwise), such as the loss of institutional knowledge and expertise, employee attrition beyond our intended reduction in force, a reduction in morale among our remaining employees, greater-than-anticipated costs incurred in connection with implementing the restructuring process, and the risk that we may not achieve the benefits from the Cost Reduction Initiative to the extent or as quickly as we anticipate, all of which may have a material adverse effect on our results of operations or financial condition. These restructuring initiatives could place substantial demands on our management and employees, which could lead to the diversion of our management's and employees' attention from other business priorities. In addition, while certain positions have been eliminated in connection with the Cost Reduction Initiative, certain functions necessary to our reduced operations remain, and we may be unsuccessful in distributing the duties and obligations of departed employees among our remaining employees or external service providers, which could result in disruptions to our operations. We may also discover that the workforce reduction and other restructuring efforts will make it difficult for us to pursue new opportunities and initiatives and require us to hire qualified replacement personnel, which may require us to incur additional and unanticipated costs and expenses.

We have a limited operating history with a history of losses and expect to incur significant expenses and continuing losses for the foreseeable future.

We have incurred net losses on an annual basis since our inception. We incurred net losses of approximately $131.1 million and $30.9 million for the years ended December 31, 2022 and 2021, respectively. We believe that we will continue to incur operating and net losses each quarter for the foreseeable future.

We expect to continue to invest our efforts and resources into, among other things:

•	our engineering team, the development of new products, features and functionality and enhancements in our Connected Fleet platform and the Otonomo Connected Insurance Tech Business;

•	research and development; and

•	general administration costs, including legal costs, accounting costs, and other expenses related to being a public company.

These investments may not result in an increased revenue or growth of our business. We also expect that our revenue growth rate will decline over time. Accordingly, we may not be able to generate sufficient revenue to offset our expected cost increases and achieve and sustain profitability. If we fail to achieve and sustain profitability then our business, results of operations and financial condition could be adversely affected.

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

Enhancements, such as additional technology features, and new services, such as software licenses and data services, that we develop may not be introduced in a timely or cost effective manner, or at all due to the Cost Reduction Initiative, and thus may not achieve the broad market acceptance necessary to generate significant revenue. Furthermore, our ability to increase the usage of our services depends, in part, on the development of new uses for our services, which may be delayed or not occur. Our ability to generate usage of additional services by our data consumers may also require increasingly sophisticated and more costly sales efforts and result in a longer sales cycle. If we are unable to successfully enhance our existing services to meet evolving data consumer requirements, increase adoption and usage of our services, develop new services, or if our efforts to increase the usage of our services are more expensive than we expect, then our business, results of operations and financial condition would be adversely affected.

If we are unsuccessful at investing in growth opportunities, our business could be materially and adversely affected.

Due to the Cost Reduction Initiative, we reduced our investment in growth opportunities, including the development of new technologies and services to meet our clients' needs. If we are unable to develop new technologies and services, data consumers do not use or license our new technologies and services, our new technologies and services do not work as intended or there are delays in the availability or adoption of our new technologies and services, then we may not be able to grow our business or growth may occur slower than anticipated. Additionally, although we expect continued growth in the vehicle data market, such growth may occur more slowly or not at all, and we may not benefit from our investments.

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

We may require additional capital in the future in order to respond to technological advancements, competitive dynamics or technologies, data consumer demands, business opportunities, challenges, acquisitions or unforeseen circumstances. We may also determine to raise equity or debt financing for other reasons. For example, in order to further enhance business relationships with current or potential customers or partners, we may issue equity or equity‑linked securities to such current or potential customers or partners.

We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt or other equity‑linked securities, our existing shareholders could experience significant dilution. In addition, any debt financing we obtain in the future, whether in the form of a credit facility or otherwise, could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. In addition, because our decision to issue debt or equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts.

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

In 2022, two customers accounted for a material portion of our revenues and, therefore, the loss of those customers could materially and adversely affect our business, results of operations and financial condition.

 The Auto Club Group and DL Insurance Services Limited accounted for approximately 16% and 12%, respectively, of our revenue in 2022. The loss of these customers could result in a significant reduction of our anticipated revenues, which could materially and adversely affect our business, results of operations and financial condition.

Our business depends on expanding our base of data consumers and data consumers increasing their use of our services, and our inability to expand our base of data consumers or any loss of data consumers or decline in their use of our services could materially and adversely affect our business, results of operations and financial condition.

Our ability to grow and generate revenue growth depends, in part, on our ability to expand our base of data consumers and maintain and grow our relationships with existing data consumers and to have them increase their usage of our platform. If we are not successful in attracting new data consumers or our existing data consumers do not increase their use of our services, then our revenue growth may decline, and our results of operations may be harmed. Data consumers are charged based on the usage of our services. Many of our data consumers do not have long‑term contractual financial commitments to us and, therefore, most of our data consumers may reduce or cease their use of our services at any time without penalty or termination charges. Data consumers may terminate or reduce their use of our services for any number of reasons, including if they are not satisfied with our services, the value proposition of our services or our ability to meet their needs and expectations. We cannot accurately predict data consumers' usage levels and our inability to attract new data consumers or the loss of data consumers or reductions in their usage levels of our services may each have a negative impact on our business, results of operations and financial condition and may slow our growth in the future if customers are not satisfied with our products, the value proposition of our products or our ability to meet their needs and expectations. If a significant number of data consumers cease using, or reduce their usage of our services, then we may be required to spend significantly more on sales and marketing than we currently plan to spend in order to maintain or increase revenue from data consumers. Such additional sales and marketing expenditures could adversely affect our business, results of operations and financial condition.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our products may become less competitive.

The market for mobility technology in general, and vehicle data, is subject to rapid changes, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop new services that satisfy our data consumers and provide enhancements and new features for our existing services that keep pace with rapid technological and industry change, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our platform must integrate with a variety of network, hardware, mobile and software platforms and technologies, and we need to continuously modify and enhance our services and platform to adapt to changes and innovation in these technologies. If data providers, partners or data consumers adopt new software platforms or infrastructure, we may be required to develop new or enhanced versions of our services to work with those new platforms or infrastructure. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. Any failure of our services and platform to operate effectively with evolving or new platforms and technologies could reduce the demand for our services. If we are unable to respond to these changes in a cost‑effective manner, our services may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

The market for our services and platform is new and unproven and may decline or experience limited growth and is dependent in part on data consumers continuing to adopt our platform and use our services.

We have been developing and providing a cloud based platform, through which we serve as a vehicle data marketplace, which enables car manufacturers, drivers and service providers to be part of a connected ecosystem. This market is relatively new and unproven and is subject to a number of risks and uncertainties. We believe that our future success will significantly depend in large part on the growth, if any, of this market. The utilization of a data marketplace to obtain data on vehicles, drivers and the environment is still relatively new, and consumers may not recognize the need for, or benefits of, our services and platform. Moreover, if they do not recognize the need for and benefits of our services and platform, they may decide to adopt alternative services to satisfy some portion of their business needs. In order to grow our business and extend our market position, we should focus on educating potential customers about the benefits of our services and platform, expanding the range of our services and bringing new technologies to market to increase market acceptance and use of our platform. Our ability to expand the market that our services and platform address depends upon a number of factors, including the cost, performance and perceived value associated with such services and platform. The market for our services and platform could fail to grow significantly due to the Cost Reduction Initiative or otherwise or there could be a reduction in demand for our services as a result of a lack of acceptance, technological challenges, competing services, decreases in spending by current and prospective customers, weakening economic conditions and other causes. If our market does not experience significant growth, or demand for our services decreases, then our business, results of operations, and financial condition could be adversely affected.

We rely on the ability to access data from external providers at reasonable terms and prices. Our data providers might restrict our use of, or refuse to license, data, which could lead to our inability to access certain data or provide certain services and, as a result, materially and adversely affect our operating results and financial condition.

We rely extensively upon vehicle data from a variety of external providers to provide our services, including data from vehicle manufacturers ("OEMs"), vehicle fleet operators, telematics service providers ("TSPs") and mobile devices. Our data providers could increase restrictions on our use of such data, increase the price they charge us for data, or refuse altogether to license the data to us. In addition, during the term of any data supply contract, providers may fail to adhere to our data quality control standards or fail to deliver data. Further, although no single individual data provider is material to our business, if a number of providers collectively representing a significant amount of data that we use for one or more of our services were to impose additional contractual restrictions on our use of or access to data, fail to adhere to our quality‑control standards, repeatedly fail to deliver data or refuse to provide data, now or in the future, our ability to provide those services to our clients could be materially adversely impacted, which may harm our operating results and financial condition. In addition, if a number of providers collectively representing a significant amount of data that we use are no longer able or are unwilling to provide us with certain data, we may need to find alternative providers.

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

We believe that our business depends in part upon developing and expanding strategic relationships with OEMs and vehicle fleet operators and other data providers. OEMs and vehicle fleet operators provide much of the data we provide as part of our services. As demand grows for data‑driven products and services and customer groups join the ecosystem and expand their usage of external data, we will need to be able to provide the data in order to meet increasing market needs. Our strategy also includes contracting with other data providers to provide commercial vehicle, environmental and micro‑mobility data.

If we fail to expand our relationships with existing OEMs and vehicle fleet operators or establish relationships with new OEMs and vehicle fleet operators and other data providers in a timely and cost effective manner, or at all, we will be unable to grow our business and meet our customers' needs, which would adversely affect our business, results of operations and financial condition.

Any failure to offer high quality data user support may adversely affect our relationships with our data consumers and prospective data consumers, and adversely affect our business, results of operations and financial condition.

Many of our customers depend on our customer support team to assist them in deploying our services effectively to help them to resolve post‑deployment issues quickly, and to provide ongoing support. If we do not devote sufficient resources or are otherwise unsuccessful in assisting our data consumers effectively, we could adversely affect our ability to retain existing data consumers and could prevent prospective data consumers from adopting our services. We may be unable to respond quickly enough to accommodate short‑term increases in demand for customer support. We also may be unable to modify the nature, scope and delivery of our customer support to compete with changes in the support services provided by our competitors. Increased demand for customer support, without corresponding revenue, could increase costs and adversely affect our business, results of operations and financial condition. Our revenues are highly dependent on our business reputation. Any failure to maintain high quality customer support, or a market perception that we do not maintain high quality customer support, could erode customer trust and adversely affect our reputation, business, results of operations and financial condition.

Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on our results of operations.

Our business is directly affected by, and significantly dependent on, business cycles and other factors affecting the global automobile industry and global economy generally. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements and political volatility, especially in energy‑producing countries and growth markets. In addition, automotive production and sales can be affected by our automotive OEM customers' ability to continue operating in response to challenging economic conditions and in response to regulatory requirements and other factors. The volume of automotive production in North America, Europe and the rest of the world has fluctuated, sometimes significantly, from year to year.

We expect any such fluctuations to give rise to fluctuations in the demand for our products. Reductions in automotive sales could slow the increasing connectivity of vehicles, as new vehicles have greater connectivity that older ones, and would slow the demand for data‑driven products and services. In addition, a reduction in the number of vehicles would reduce the potential number of data consumers for our services. Any significant adverse change in automotive production and sales could have a material adverse effect on our business, results of operations and financial condition.

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

Our direct competitors focus on data provision, services to manage and structure data and consent management. Our indirect competitors include service providers and personal use case companies, which focus on enabling services via APIs and connecting service providers with customers' personally identifiable information ("PII"), as well as industry‑specific data and service providers for location‑based services, fleet management and repair and maintenance. Additionally, technology companies, such as Google and Alibaba, and vehicle operating system providers, such as Huawei and Baidu, are potential competitors to our platform, as are companies providing cloud computing platforms and APIs, such as Amazon Web Services and Microsoft. In addition, we face potential competition from our vertically integrated data providers which may elect to directly provide more data‑related services as part of their business.

The principal competitive factors in our market include completeness of offering, ease of integration and programmability, product features, platform scalability, and performance and cost.

Some of our competitors and potential competitors are larger and have greater name recognition, longer operating histories, more established customer relationships, larger budgets and significantly greater resources than we do. In addition, some have the operating flexibility to bundle competing products and services at little or no perceived incremental cost, including offering them at a lower price as part of a larger sales transaction. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. These effects may be magnified if we are unable to continue to pursue innovative solutions and offerings due to the Cost Reduction Initiative or otherwise.

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

Our quarterly results of operations have fluctuated in the past and may vary significantly in the future. As such, historical comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control and may not fully reflect the underlying performance of our business. These fluctuations could adversely affect our ability to meet our expectations or those of securities analysts or investors. If we do not meet these expectations for any period, the value of our business and our securities could decline significantly. Factors that may cause these quarterly fluctuations include, without limitation, those listed below:

•	The timing of revenues generated in any quarter;

•	Pricing changes we may adopt to drive market adoption or in response to competitive pressure;

•	Our ability to retain our existing customers and attract new customers;

•	Our ability to integrate acquired companies and businesses;

•	Our ability to develop, introduce and sell services and products in a timely manner that meet customer requirements;

•	Disruptions in our sales channels or termination of our relationship with partners;

•	Delays in customers' purchasing cycles or deferments of customers' purchases in anticipation of new services or updates from us or our competitors;

•	Fluctuations in demand pressures for our products;

•	The mix of services sold in any quarter;

•	The timing and rate of broader market adoption of our data service platform;

•	Market acceptance of our services and further technological advancements by our competitors and other market participants;

•	Any change in the competitive dynamics of our markets, including consolidation of competitors, regulatory developments and new market entrants;

•	Changes in the source, cost, availability of and regulations pertaining to materials we use;

•	Adverse litigation, judgments, settlements or other litigation‑related costs, or claims that may give rise to such costs;

•	Foreign currency fluctuations, interest rates, inflation, recession risks and economic recovery timing; and

•	General economic, industry and market conditions, including trade disputes.

Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

Factors that could materially affect our future, effective tax rates, include but are not limited to:

•	Changes in tax laws or the regulatory environment;

•	Changes in accounting and tax standards or practices;

•	Changes in the composition of operating income by tax jurisdiction; and

•	Our operating results before taxes.

Our effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under U.S. GAAP, changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws.

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

Competition for highly‑skilled personnel is often intense, especially in Israel, where our principal office is located, and we may incur significant costs to attract them. We may face challenges in attracting or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. As a result of the intense competition for qualified human resources, the technology market has also experienced, and may continue to experience, significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity or equity awards declines, it may adversely affect our ability to retain highly skilled employees. During the fourth quarter of 2022, we authorized a workforce reduction (as part of our restructuring process) which resulted in a reduced headcount of approximately 100 employees worldwide. The workforce reduction may make it more difficult to preserve our company culture and may negatively impact employee morale. Our success depends in part on the attraction, retention and motivation of executive personnel critical to the business and our operations. If we fail to attract new personnel or fail to retain and motivate our current personnel, we could face disruptions in our operations, strategic relationships, key information, expertise or know‑how and unanticipated recruitment and onboarding costs, and our business and future growth prospects could be adversely affected.

Our sales and operations in international markets expose us to operational, financial and regulatory risks.

A core component of our growth strategy is international expansion. While we have committed resources to expanding our international operations and sales channels, these efforts may not be successful. International operations are subject to a number of other risks, including:

•	Foreign currency exchange rate fluctuations; Political and economic instability, international terrorism and anti‑American sentiment, particularly in emerging markets;

•	Rising inflation in the economies in which we operate and our ability to control costs, including operating expenses;

•	Potential for violations of anti‑corruption laws and regulations, such as those related to bribery and fraud;

•	Preference for locally branded products, and laws and business practices favoring local competition;

•	Potential consequences of, and uncertainty related to, the "Brexit" process in the United Kingdom, which could lead to additional expense and complexity in doing business there;

•	Delayed revenue recognition;

•	Less effective protection of intellectual property;

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

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, global pandemics, and interruptions by man‑made problems, such as network security breaches, computer viruses or terrorism. Material disruptions of our business or information systems resulting from these events could adversely affect our operating results.

A significant natural disaster, such as an earthquake, fire, flood or significant power outage or other similar events, such as infectious disease outbreaks or pandemic events (such as the COVID-19 pandemic), could have an adverse effect on our business and operating results. In addition, natural disasters, acts of terrorism or war, including the ongoing invasion of Ukraine by Russia, could cause disruptions in our remaining business operations, our or our customers' or partners' businesses, our data providers or the economy as a whole. We also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by man‑made problems, such as power disruptions, could adversely affect our business. We do not have a formal disaster recovery plan or policy in place and does not currently require that our suppliers' partners have such plans or policies in place. To the extent that any such disruptions result in delays or cancellations of orders or impede our suppliers' ability to timely deliver product components, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

We are exposed to fluctuations in currency exchange rates that could adversely affect our financial results.

We face exposure to movements in currency exchange rates, which may cause our revenue and operating results to differ materially from expectations. Fluctuations in the value of the U.S. dollar versus foreign currencies may impact our operating results when translated into U.S. dollars. Thus, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign currency exchange rates. As exchange rates vary, revenue, cost of revenue, operating expenses and other operating results, when re-measured, may differ materially from expectations. In addition, our operating results are subject to fluctuation if our mix of U.S. and foreign currency denominated transactions and expenses change in the future. Although we may apply certain strategies to mitigate foreign currency risk, these strategies might not eliminate our exposure to foreign exchange rate fluctuations and would involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategies and potential accounting implications.

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

We depend upon our IT systems to conduct virtually all of our business operations, ranging from our internal operations and research and development activities to our marketing and sales efforts and communications with our customers and business partners. Individuals or entities may attempt to penetrate our network security, or that of our platform, and to cause harm to our business operations, including by misappropriating proprietary information or that of our data suppliers, data consumers, partners and employees or to cause interruptions of our products and platform. In general, cyberattacks and other malicious internet‑based activity continue to increase in frequency and magnitude, and cloud‑based companies have been targeted in the past and are likely to continue to be targeted in the future. In addition to threats from traditional computer hackers, malicious code (such as malware, viruses, worms, and ransomware), employee theft or misuse, password spraying, phishing, credential stuffing, and denial‑of‑service attacks, we also face threats from sophisticated organized crime, nation‑state, and nation‑state supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risk to our systems (including those hosted on AWS or other cloud services), internal networks, our customers' systems and the information that they store and process.

While we devote significant financial and personnel resources to implement and maintain security measures, because the techniques used by such individuals or entities to access, disrupt or sabotage devices, systems and networks change frequently and may not be recognized until launched against a target, we may be required to make further investments over time to protect data and infrastructure as cybersecurity threats develop, evolve and grow more complex over time. We may also be unable to anticipate these techniques, and we may not become aware in a timely manner of security breaches, which could exacerbate any damage we experience. Additionally, we depend upon our employees and contractors to appropriately handle confidential and sensitive data, including customer data, and to deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or the loss of data. Any data security incidents, including internal malfeasance or inadvertent disclosures by our employees or a third party's fraudulent inducement of our employees to disclose information, unauthorized access or usage, introduction of a virus or similar breach or disruption of us or our service providers, such as AWS, could result in loss of confidential information, damage to our reputation, erosion of customer trust, loss of customers, litigation, regulatory investigations, fines, penalties and other liabilities. Accordingly, if our cybersecurity measures or our service providers fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks), or the mishandling of data by our employees and contractors, then our reputation, business, results of operations and financial condition could be adversely affected. While we maintain errors, omissions, and cyber liability insurance policies covering certain security and privacy damages, we cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage as to any future claim.

Any disruption of service at the Cloud Service Providers that host our platform could harm our business.

We currently host our platform primarily using AWS, and, to a lesser extent, Microsoft Azure and Google Cloud, referred to as our Cloud Service Providers. Our continued growth depends on the ability of our customers to access our platform at any time and within an acceptable amount of time.

Although we have disaster recovery plans, including the use of multiple Cloud Service Provider locations, any incident affecting our Cloud Service Provider infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, cyber‑attacks, terrorist or other attacks, and other similar events beyond our control could negatively affect our platform and our ability to deliver our services to our customers. A prolonged Cloud Service Provider disruption affecting our platform for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the Cloud Service Providers we use.

In the event that our Cloud Service Provider service agreements are terminated, or there is a lapse of service, we would experience interruptions in access to our platform as well as significant delays and additional expense in arranging new facilities and services and/or re‑architecting our solutions for deployment on a different cloud infrastructure, which would adversely affect our business, operating results and financial condition.

Climate change and related environmental issues may have an adverse effect on our business, financial condition and operating results.

Climate change related events, such as increasing temperatures, rising sea levels and changes to patterns and intensity of wildfires, hurricanes, floods, other storms and severe weather‑related events and natural disasters, may have an adverse effect on our business, financial condition and operating results. We recognize that there are inherent climate related risks regardless of how and where we conduct our operations. For example, a catastrophic natural disaster could negatively impact the locations of our customers and suppliers. Access to clean water and reliable energy in the communities where we conduct our operations is critical to us. Accordingly, a natural disaster has the potential to disrupt our and our customers' businesses and may cause us to experience work stoppages, project delays, financial losses and additional costs to resume operations, including increased insurance costs or loss of cover, legal liability and reputational losses.

 If we are unable to maintain The Floow's existing relationships with insurance companies or establish new relationships with insurance companies, our business, results of operations, financial condition and growth potential could be adversely affected.

We believe that the success of our business depends in part upon developing and expanding relationships with insurance companies. The Floow's revenue depends, in large part, on revenue associated with its data refinery platform and telematics services, each of which primarily comes from insurance company customers. Our inability to maintain these existing relationships with the Floow's insurance company customers or establish new relationships with insurance companies could adversely affect our business, results of operations, financial condition and growth potential.

Changes in the practices of insurance companies in the markets in which we provide our telematics services could adversely affect our business, results of operations, financial condition and growth potential.

The Floow's business depends, in part, on the existing practices of insurance companies in the markets in which we provide The Floow's data refinery platform and sell our telematics services. Among other items, we rely on insurance companies' continued practice of:

•	accepting vehicle location as a preferred security product;

•	requiring or providing a premium discount for using location and recovery services and products; and

•	mandating or encouraging the use of our telematics services, or similar services and products, for drivers.

If any or all of these policies or practices change, revenues from The Floow's data refinery platform and sales of our telematics services could decline, which could adversely affect our business, results of operations, financial condition and growth potential.

There is significant competition in the markets in which we offer our telematics services and products and our business, results of operations, financial condition and growth potential could be adversely affected if we fail to compete successfully.

The markets for our telematics services and products are highly competitive. We compete primarily on the basis of the technological innovation, quality and price of our services and products. The telematics services market and the related telematics products market are extremely competitive due to the existence of a wide variety of competing services and products and alternative technologies that offer various levels of personalized product and driver coaching capabilities, including global positioning systems, or GPS, satellite- or network-based cellular systems and direction-finding homing technologies. Providers of competing services or products may extend their offerings to the locations in which we operate, or new competitors may enter the telematics services market. Some of these competing products have greater brand recognition than our telematics products. Increased competition in the telematics services and products space could adversely affect our business, results of operations, financial condition and growth potential.

Failure to effectively combine vehicle and mobile data from Otonomo and The Floow could adversely affect our growth potential.

We believe the combination of vehicle and mobile data from Otonomo and The Floow will be crucial to enabling innovative, usage-based and behavioral-based insurance products and to move from "detect and repair" to "predict and prevent" models to create safer, greener and smarter driving experiences for policy holders; however, we may experience technical and operational challenges in performing this data combination and/or the ultimate results may not be as predictive of risk as anticipated. In the event that we experience these challenges or the results are not as predictive as anticipated, we may not realize the full benefits we anticipate from the combination of vehicle and mobile data from Otonomo and The Floow and our business and results of operations could be adversely affected.

The Floow relies, in part, on strategic relationships to grow its business. The partnerships may not produce the expected financial or operating results we expect.

The Floow enjoys long-standing strategic partnerships, including its strategic partnership with Munich Re, that are important to growing its business. There is no guarantee that these partnerships will continue in the future or that such partnerships will continue on favorable terms. In addition, it is possible that such strategic partners may instead engage with our competitors. These partnerships may not produce the expected financial or operating results we expect and could disrupt our ongoing business, increase our expenses and adversely affect our operating results and financial condition.

Insurance products are highly regulated in the United States and other countries in which we operate.

The markets for insurance products are highly affected by governmental regulation in the United States and in other countries in which we operate and these regulations are subject to change. Failure to comply with applicable regulations and quality assurance guidelines, or increases in the costs associated with efforts to comply with such regulations and guidelines, could lead to changes in our products and services, which could have a material adverse effect on our business, financial condition and results of operations.

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

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know‑how.

We rely on proprietary information (such as trade secrets, know‑how and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that we believe is best protected by means that do not require public disclosure.

We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non‑disclosure and non‑use provisions with our employees, consultants, contractors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third‑party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our current or future manufacturing partners and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know‑how and inventions. Costly and time‑consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford limited or no protection to our trade secrets.

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

Third‑party claims that we are infringing intellectual property, whether successful or not, could subject us to costly and time‑consuming litigation or expensive licenses, and our business could be adversely affected.

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

We currently have a number of agreements in effect pursuant to which we have agreed to defend, indemnify and hold harmless our customers, suppliers, and partners from damages and costs which may arise from the infringement by our products of third‑party patents or other intellectual property rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys' fees. Our insurance may not cover all intellectual property infringement claims. A claim that our products infringe a third party's intellectual property rights, even if without merit, could adversely affect our relationships with our customers, may deter future customers from purchasing our products and could expose us to costly litigation and settlement expenses. Even if we are not a party to any litigation between a customer and a third party relating to infringement by our products, an adverse outcome in any such litigation could make it more difficult for us to defend our products against intellectual property infringement claims in any subsequent litigation in which we are a named party. Any of these results could adversely affect our brand and operating results.

Our defense of intellectual property rights claims brought against us or our customers, suppliers and channel partners, with or without merit, could be time‑consuming, expensive to litigate or settle, divert management resources and attention and force us to acquire intellectual property rights or licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages or obtain an injunction. An adverse determination also could invalidate our intellectual property rights and adversely affect our ability to offer our products to our customers and may require that we procure or develop substitute products that do not infringe, which could require significant effort and expense. Any of these events could adversely affect our business, operating results, financial condition and prospects.

Weakened global economic conditions may harm our industry, business and results of operations.

Our overall performance depends in part on worldwide economic conditions. Global financial developments and downturns seemingly unrelated to us or the software industry may harm us. The United States and other key international economies have been affected from time to time by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies, inflation and overall uncertainty with respect to the economy, including tariff and trade issues. Weak economic conditions or significant uncertainty regarding the stability of financial markets related to stock market volatility, inflation, recession, changes in tariffs, trade agreements or governmental fiscal, monetary and tax policies, among others, could adversely impact our business, financial condition and operating results. Further, weak market conditions have, and could in the future result in, the impairment of our investments and long-lived assets.

Further, the economies of countries in Europe have been experiencing weakness associated with high sovereign debt levels, weakness in the banking sector, uncertainty over the future of the Euro zone and volatility in the value of the pound sterling and the Euro and instability resulting from the ongoing conflict between Russia and Ukraine. The effect of the conflict between Russia and Ukraine, including any resulting sanctions, export controls or other restrictive actions that may be imposed against governmental or other entities in, for example, Russia, have in the past contributed and may in the future contribute to disruption, instability and volatility in the global markets. We have operations, as well as current and potential new customers, throughout Europe. If economic conditions in Europe and other key markets for our platform continue to remain uncertain or deteriorate further, it could adversely affect our customers' ability or willingness to subscribe to our platform, delay prospective customers' purchasing decisions, reduce the value or duration of their subscriptions or affect renewal rates, all of which could harm our operating results.

More recently, global inflation rates have increased to levels not seen in several decades, which may result in decreased demand for our products and services, increases in our operating costs, including our labor costs, constrained credit and liquidity, reduced government spending and volatility in financial markets. The Federal Reserve and other international government agencies have raised, and may again raise, interest rates in response to concerns over inflation risk. Increases in interest rates on credit and debt that would increase the cost of any borrowing that we may engage in from time to time and could impact our ability to access the capital markets. Increases in interest rates, especially if coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. In an inflationary environment, we may be unable to raise the sales prices of our products and services at or above the rate at which our costs increase, which could/would reduce our profit margins and have a material adverse effect on our financial results and net income. We also may experience lower than expected sales and potential adverse impacts on our competitive position if there is a decrease in consumer spending or a negative reaction to our pricing. A reduction in our revenue would be detrimental to our profitability and financial condition and could also have an adverse impact on our future growth.

There continues to be uncertainty in the changing market and economic conditions, including the possibility of additional measures that could be taken by the Federal Reserve and other domestic and international government agencies, related to concerns over inflation risk. A sharp rise in interest rates could have an adverse impact on the fair market value of certain securities in our portfolio and investments in some financial instruments could pose risks arising from market liquidity and credit concerns, which could adversely affect our financial results.

The current economic downturn may lead to decreased demand for our products and services and otherwise harm our business and results of operations.

Our overall performance depends, in part, on worldwide economic conditions. In recent months, we have observed increased economic uncertainty in the United States and abroad. Impacts of such economic weakness include:

•	lower overall demand for goods and services, leading to reduced profitability;
•	reduced credit availability;
•	higher borrowing costs;
•	reduced liquidity;
•	volatility in credit, equity and foreign exchange markets; and
•	bankruptcies.

These developments could lead to inflation, higher interest rates, and uncertainty about business continuity, which may adversely affect our business and our results of operations. As our customers react to global economic conditions and the potential for a global recession, we may see them reduce spending on our products and take additional precautionary measures to limit or delay expenditures and preserve capital and liquidity. Reductions in spending, delays in purchasing decisions, lack of renewals, inability to attract new customers, as well as pressure for extended billing terms or pricing discounts, would limit our ability to grow our business and could negatively affect our operating results and financial condition.

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

Privacy is at the core of our technology. As a result, the platform and marketplace were designed to take into consideration the requirements of the General Data Protection Regulation 2016/679 ("GDPR") and CCPA. We have and continue to invest time and resources, including the review of our technology and systems to ensure our taking into consideration the requirements of applicable data privacy laws.

We and our data providers and data consumers may be subject to privacy and data protection‑related laws and regulations that impose obligations in connection with the collection, processing and use of personal data. The U.S. federal and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of personal data of individuals. The U.S. Federal Trade Commission and numerous state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data, and to the security measures applied to such data.

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

For example, the GDPR, and national implementing legislation in the European Economic Area ("EEA") member states and the United Kingdom, impose a strict data protection compliance regime including: providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting new rights for data subjects in regard to their personal data (including the right to be "forgotten" and the right to data portability), as well as enhancing current rights (e.g., data subject access requests); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; defining for the first time pseudonymized (i.e., key‑coded) data; imposing limitations on retention of personal data; maintaining a record of data processing; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

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

We are also subject to European Union rules with respect to cross‑border transfers of personal data out of the EEA and the United Kingdom. Recent legal developments in Europe have created complexity and compliance uncertainty regarding certain transfers of information from the EU to the United States. On July 16, 2020, the Court of Justice of the European Union (the "CJEU") invalidated the EU‑US Privacy Shield Framework. The CJEU also imposed substantial requirements upon the continued use of standard contractual clauses for data transfers from the EU to the United States, which may make the use of standard contractual clauses difficult or impossible to use under some circumstances. These recent developments may require us to review and amend the legal mechanisms by which we make and/ or receive personal data transfers to/ in the United States. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results. We and our customers are at risk of enforcement actions taken by European regulators until such point in time that we are able to ensure that all data transfers to the United States (and other countries deemed to be "third countries") from the EU are legitimized.

In addition, we also may encounter additional complexity with respect to data privacy and data transfers in relation to the U.K. Following the U.K.'s withdrawal from the EU, the U.K. will become a "third country" for the purposes of data transfers from the EU to the United Kingdom following the expiration of the four to six‑month personal data transfer grace period (from January 1, 2021) set out in the EU and UK Trade and Cooperation Agreement, unless a relevant adequacy decision is adopted in favor of the U.K. (which would allow data transfers without additional measures). If we are unable to transfer personal data between and among countries and regions in which we operate or may operate in the future, it could affect the manner in which we provide our services or could adversely affect our financial results.

We are also subject to evolving EU and U.K. privacy laws on cookies and e‑marketing. In the EU and the U.K., regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the European Directive 2002/58/EC, (the "ePrivacy Directive") are highly likely to be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non‑compliance. In the EU and the UK, informed consent is required for the placement of a cookie or similar technologies on a user's device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre‑checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators' recent guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand users.

Furthermore, outside of the EU, we continue to see increased regulation of data privacy and security, including the adoption of more stringent subject matter specific state laws in the United States. For example, on July 8, 2019, Brazil enacted the General Data Protection Law (Lei Geral de Proteção de Dados Pessoais) (Law No. 13,709/2018) ("LGPD") regulating the processing of personal data, which was enacted in August 2020. Also, on June 28, 2018, California enacted the California Consumer Privacy Act ("CCPA"), which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Although we believe that our Otonomo Vehicle Data Platform currently meets the requirements of the CCPA, to the extent the requirements of CCPA change or are expanded may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the U.S., which could increase our potential liability and adversely affect our business. Furthermore, California voters approved the California Privacy Rights Act ("CPRA") on November 3, 2020, which will amend and expand the CCPA, including by providing consumers with additional rights with respect to their personal data. The CPRA will come into effect on January 1, 2023, applying to information collected by businesses on or after January 1, 2022. We continue to invest time and resources in reviewing our technology and systems to meet the evolving data privacy regulations, be they GDPR, CCPA or others. Restrictions on the collection, use, sharing or disclosure of personal data or additional requirements and liability for security and data integrity may require us to modify our business practices, limit our ability to develop new products and features and subject us to increased compliance obligations and regulatory scrutiny.

In addition, additional jurisdictions may impose data localization laws, which require personal information, or certain subcategories of personal information to be stored in the jurisdiction of origin. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer our marketplace in those markets without significant additional costs.

The uncertainty and changes in the requirements of multiple jurisdictions may increase the cost of compliance, delay or reduce demand for our platform, restrict our ability to offer our marketplace in certain locations, limit our ability to transfer data between jurisdictions or subject us to sanctions, by national data protection regulators, all of which could harm our business, financial condition and results of operations. Any such regulations may also restrict OEMs or other data providers from collecting, processing and sharing vehicle data which may adversely impact our business. Additionally, although we endeavor to have our platform and operations comply with applicable laws and regulations, we expect that there will continue to be new proposed laws, rules of self‑regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business or that of our data providers and data consumers, which may indirectly impact us. Furthermore, these and other obligations may be modified, they may be interpreted and applied in an inconsistent manner from one jurisdiction to another, and they may conflict with one another, other regulatory requirements, contractual commitments or our internal practices. As a result, it is possible that we or our platform or operations or the businesses of our data providers and data consumers, may not be, or may not have been, compliant with each such applicable law, regulation and industry standard and compliance with such new laws or to changes to existing laws may impact our business and practices, require us to expend significant resources to adapt to these changes and modify our platform and business, or to stop offering our platform in certain countries. These developments could adversely affect our business, results of operations and financial condition.

We also may be bound by contractual obligations relating to our collection, use and disclosure of personal and other data or may find it necessary or desirable to join industry or other self‑regulatory bodies or other privacy or data protection‑related organizations that require compliance with their rules pertaining to privacy and data protection.

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

We are a new public company subject to reporting requirements in the United States, and we incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes‑Oxley Act, the Dodd‑Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and The Nasdaq Stock Market LLC ("Nasdaq"). Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time‑consuming and costly. The increased costs will increase our net loss. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly due to, among other things, general market and economic conditions. An active trading market for our securities may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter‑dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on the NYSE, Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

We identified material weaknesses in connection with our internal control over financial reporting. Our efforts to remediate these material weaknesses may not be successful in a timely manner, or at all, and we may identify other material weaknesses.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures are designed to prevent fraud. Our management are required to assess the effectiveness of our internal controls and procedures and disclose changes in these controls on an annual basis. However, for as long as we are an "emerging growth company" under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404.

This assessment needs to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

As noted under Item 15. "Controls and Procedures," as of December 31, 2022, our management has identified the following material weaknesses in our internal controls over financial reporting:

(a) For a substantial portion of the year, management was unable to design and maintain effective controls over information technology general controls (ITGCs) for information systems and applications that are relevant to the preparation of the consolidated financial statements. Specifically, management did not design and maintain: sufficient user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel; and program change management controls to ensure that information technology (IT) program and data changes affecting financial information technology applications and underlying accounting records were authorized, tested, and implemented appropriately. As a result, business process controls (automated and IT-dependent manual controls) that were dependent on the ineffective ITGCs, or that used data produced from systems impacted by the ineffective ITGCs were deemed ineffective at December 31, 2022; and

(b) Management did not have an adequate process and the resources in place to monitor and oversee the completion of its testing and assessment of the design and operating effectiveness of internal control over financial reporting in a timely manner.

These deficiencies, together with other business process level control deficiencies, could result in material misstatements in the Company's financial statements and therefore constitute material weaknesses in internal controls. Based on these material weaknesses, the Company's management concluded that as of December 31, 2022, the Company's internal control over financial reporting was not effective.

As of the date of this Annual Report, management is continuing to re-assess its internal controls in light of the Urgently Transaction, and is in the process of modifying processes designed to improve our internal control over financial reporting and remediate the control deficiencies that led to the material weaknesses, including but not limited to, (a) developing an execution plan and resourcing to test controls and providing timely feedback of any deficiencies noted to complete remediation, (b) establishing a training program for the entire organization to support ongoing execution of internal controls and adherence to control activities and (c) actively monitoring corrective actions and providing status reporting to leadership on the progress.

Failure to remediate the material weaknesses described above at all or within our expected timeframe, or the identification of any newly identified material weaknesses, could limit our ability to prevent or detect a misstatement of our financial results, lead to a loss of investor confidence and have a negative impact on the trading price of our common stock and could subject us to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. A failure to implement and maintain effective control systems could also restrict our future access to the capital markets.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We are subject to the reporting requirements of the Securities Act, the Exchange Act, the Sarbanes‑Oxley Act and the rules and regulations of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time‑consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes‑Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in the reports we files with the SEC under Section 404 of the Sarbanes‑Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended and anticipate that we will continue to expend significant resources, including accounting‑related costs, and provide significant management oversight. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially and adversely affect our ability to operate our business. In the event that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our securities could decline. In addition, if we are unable to continue to meet these requirements, the company may not be able to obtain or maintain listing on Nasdaq.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company and become an accelerated filer. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on the company's business and operating results.

Risks Related to Ownership of Our Securities

If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our shares.

On August 23, 2022, we received written notification from the Listing Qualifications Department of Nasdaq indicating that the Company no longer satisfies Nasdaq Listing Rule 5450(a)(1) based upon a closing bid price of less than $1.00 per share for the Company's ordinary shares for the prior 30 consecutive business day period. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided with a grace period of 180 days, or until February 20, 2023, to meet the minimum bid price requirement under the Nasdaq Listing Rules.

Effective as of January 9, 2023, Otonomo moved the listing of its ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market and requested from Nasdaq an additional 180-day compliance period to meet the minimum bid price. On February 21, 2023, Nasdaq notified Otonomo that it had determined Otonomo was eligible for an additional 180-calendar day period, or until August 21, 2023, to regain compliance. If compliance cannot be demonstrated by August 21, 2023, Otonomo's securities will be delisted.

Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, Otonomo can provide no assurance that any action taken by it to restore compliance with listing requirements would allow its securities to become listed again, stabilize the market price or improve the liquidity of its securities, prevent its securities from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq's listing requirements. Additionally, if Otonomo's securities become delisted from Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of Otonomo's securities may be more limited than if it were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Our Articles and Israeli law could prevent a takeover that shareholders consider favorable and could also reduce the market price of our securities.

Certain provisions of Israeli law and our Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. For example, Israeli corporate law regulates mergers and requires that a tender offer be effected when certain thresholds of percentage ownership of voting power in a company are exceeded (subject to certain conditions). Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax.

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

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Israeli Companies Law, 1999 (the "Companies Law") imposes restrictions on our ability to declare and pay dividends. See Item 10.B, "Dividend and Liquidation Rights" for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See the section titled "Certain Material Israeli Tax Considerations" for additional information.

The market price and trading volume of the ordinary shares may be volatile.

The stock markets, including Nasdaq on which we list the ordinary shares and warrants under the symbols "OTMO," and "OTMOW," respectively, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market is sustained for the ordinary shares and warrants, the market price of the ordinary shares and warrants may be volatile and could decline significantly. In addition, the trading volume in the ordinary shares and warrants may fluctuate and cause significant price variations to occur. If the market price of the ordinary shares and warrants declines significantly, you may be unable to resell your shares or warrants at or above the market price of the ordinary shares and warrants. We cannot assure you that the market price of the ordinary shares and warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

•	the realization of any of the risk factors presented in this annual report;

•	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, Adjusted EBITDA, results of operations, level of indebtedness, liquidity or financial condition;

•	additions and departures of key personnel;

•	failure to comply with the requirements of Nasdaq;

•	failure to comply with the Sarbanes‑Oxley Act or other laws or regulations;

•	future issuances, sales, resales or repurchases or anticipated issuances, sales, resales or repurchases, of our securities including due to the expiration of contractual lock‑up agreements;

•	publication of research reports about us;

•	the performance and market valuations of other similar companies;

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

•
other events or factors, including those resulting from infectious diseases, health epidemics and pandemics (including the ongoing COVID‑19 public health emergency), natural disasters, war, acts of terrorism or responses to these events.

In the past, securities class‑action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have a material adverse effect on us.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

•	labor availability and costs for hourly and management personnel;

•	profitability of our products, especially in new markets and due to seasonal fluctuations;

•	changes in interest rates;

•	impairment of long‑lived assets;

•	macroeconomic conditions, both internationally and locally;

•	changes in consumer preferences and competitive conditions;

•	expansion to new markets; and

•	fluctuations in commodity prices.

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

We have registered for resale by certain selling shareholders (a) 54,682,066 ordinary shares and (b) 5,200,000 warrants. Sales of a substantial number of ordinary shares and/or warrants in the public market by such selling securityholders and/or by our other existing securityholders, or the perception that those sales might occur, could depress the market price of our ordinary shares and warrants and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our ordinary shares and warrants.

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

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes‑Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.235 billion, if we issue more than $1.0 billion in non‑convertible debt securities during any three‑year period, or if before that time we are a "large accelerated filer" under U.S. securities laws.

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

We report under the Exchange Act as a non‑U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10‑Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish comparable quarterly information on Form 6‑K. In addition, foreign private issuers are not required to file their annual report on Form 20‑F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10‑K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10‑K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short‑swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a "foreign private issuer" and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this "foreign private issuer exemption" with respect to the Nasdaq rules for shareholder meeting quorums and Nasdaq rules requiring shareholder approval. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We may issue additional ordinary shares or other equity securities without seeking approval of our shareholders, which would dilute your ownership interests and may depress the market price of the ordinary shares.

We have warrants outstanding to purchase up to an aggregate of 13,824,976 ordinary shares. Further, we may choose to seek third party financing to provide additional working capital for our business, in which event we may issue additional equity securities. We may also issue additional ordinary shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

The issuance of additional ordinary shares or other equity securities of equal or senior rank would have the following effects:

•	our shareholders' proportionate ownership interest in us will decrease;

•	the amount of cash available per share, including for payment of dividends in the future, may decrease;

•	the relative voting strength of each previously outstanding ordinary share may be diminished; and

•	the market price of the ordinary shares may decline.

The IRS may not agree that we should be treated as a non‑U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, we, being incorporated and a tax resident in Israel, would generally be classified as a non‑U.S. corporation for U.S. federal income tax purposes. Section 7874 of the Code and the Treasury regulations promulgated thereunder, however, contain specific rules that may cause a non‑U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If it were determined that we are treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, we would be liable for U.S. federal income tax on our income in the same manner as any other U.S. corporation and certain distributions made by us to persons that are not U.S. Holders (as defined below under "Taxation – United States Federal Income Taxation") of Otonomo may be subject to U.S. withholding tax.

Based on the terms of the Business Combination and certain factual assumptions, we do not believe we should be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code as a result of the Business Combination. However, the application of Section 7874 of the Code is complex, subject to detailed U.S. Treasury regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect) and subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge the status of us as a non‑U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Section 7874 of the Code our status as a non‑U.S. corporation for U.S. federal income tax purposes, we and certain of our shareholders may be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on us and future withholding taxes on certain of our shareholders, depending on the application of any applicable income tax treaty that may apply to reduce such withholding taxes.

You should consult your own advisors regarding the application of Section 7874 of the Code to the Business Combination and the tax consequences if the classification of us as a non‑U.S. corporation is not respected.

We believe we were a Passive Foreign Investment Company ("PFIC") for U.S. federal income tax purposes for our most recent taxable year and, as a result, U.S. Holders may suffer adverse tax consequences.

A non‑U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. We believe we were a PFIC for our taxable year ending December 31, 2022, and based on the current and anticipated composition of the income, assets and operations of us and our subsidiaries, we believe there is significant risk that we will continue to be treated as a PFIC for our current taxable year as well. However, there can be no assurances in this regard or any assurances with respect to our status as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

•
Whether we are or any of our subsidiaries is are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our and our subsidiaries' shares and assets. Changes in the composition of our income or composition of our or any of our subsidiaries' assets may cause us to be or become a PFIC for the current or subsequent taxable years. Moreover, the value of our assets (including unbooked goodwill) for purposes of the PFIC determination may be determined by reference to our market capitalization, which could fluctuate significantly (as was the case for our taxable year ending December 31, 2022). Whether we are treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty.

•
Assuming, as expected, we were a PFIC for the year ended December 31, 2022 and/or we are a PFIC for any taxable year, a U.S. Holder (as defined below under "Taxation – United States Federal Income Taxation") of ordinary shares will likely be subject to adverse tax consequences (absent certain elections that may mitigate such adverse tax consequences) and incur certain information reporting obligations. For a further discussion, see "Taxation – United States Federal Income Taxation – Passive Foreign Investment Company Rules." U.S. Holders of ordinary shares and warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of ordinary shares and/or warrants.

If a U.S. Holder is treated as owning at least 10% of the ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

For U.S. federal income tax purposes, if a U.S. Holder (as defined below under "Taxation – United States Federal Income Taxation") is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of the ordinary shares, such person may be treated as a "United States shareholder" with respect to us, or any of our applicable subsidiaries, if we are, or any such subsidiary is, a "controlled foreign corporation." If we have one or more U.S. subsidiaries, certain of our non‑U.S. subsidiaries could be treated as a controlled foreign corporation regardless of whether we are treated as a controlled foreign corporation.

Certain United States shareholders of a controlled foreign corporation may be required to report annually and include in their U.S. federal taxable income their pro rata share of the controlled foreign corporation's "Subpart F income" and, in computing their "global intangible low‑taxed income," "tested income" and a pro rata share of the amount of certain U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. The amount includable by a United States shareholder under these rules is based on a number of factors, including potentially, but not limited to, the controlled foreign corporation's current earnings and profits (if any), tax basis in the controlled foreign corporation's assets, and foreign taxes paid by the controlled foreign corporation on its underlying income. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may extend the statute of limitations with respect to such United States shareholder's U.S. federal income tax return for the year for which reporting (or payment of tax) was due. We cannot provide any assurances that we will assist U.S. Holders in determining whether we or any of our subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. Holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if we, or any of our subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes.

Risks Related to Our Incorporation and Location in Israel

Conditions in Israel could materially and adversely affect our business.

Many of our employees, including certain management members operate from our offices that are located in Herzliya Pituach, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian‑backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and our trading partners could adversely affect our operations and results of operations.

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

In addition, many Israeli citizens are obligated to perform several weeks of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call‑ups of military reservists. It is possible that there will be military reserve duty call‑ups in the future. Our operations could be disrupted by such call‑ups, which may include the call‑up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition, and results of operations.

Furthermore, the Israeli government is currently pursuing extensive changes to Israel's judicial system. This has sparked extensive political debate. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel, including due to reluctance of foreign investors to invest or transact business in Israel, increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment by us. Under the Israeli Patents Law, 5727‑1967 (the "Patents Law"), inventions conceived by an employee during and as a result of his or her employment with a company are regarded as "service inventions," which belong to the employer, absent an agreement between the employee and employer providing otherwise. The Patents Law also provides that if there is no agreement between an employer and an employee determining whether the employee is entitled to receive consideration for service inventions and on what terms, this will be determined by the Israeli Compensation and Royalties Committee (the "Committee"), a body constituted under the Patents Law. Case law clarifies that the right to receive consideration for "service inventions" can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case‑by‑case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patents Law. Although we generally enter into agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created during and as a result of their employment with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such monetary claims (which will not affect our proprietary rights), which could negatively affect our business.

Certain tax benefits that may be available to us, if obtained by us, would require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

We may be eligible for certain tax benefits provided to "Preferred Technological Enterprises" under the Israeli Law for the Encouragement of Capital Investments, 5719‑1959, referred to as the Investment Law. If we obtain tax benefits under the "Preferred Technological Enterprises" regime then, in order to remain eligible for such tax benefits, we will need to continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income may be subject to the Israeli corporate tax rate of 23% in 2018 and thereafter. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our activities might not be eligible for inclusion in future Israeli tax benefit programs. See "Certain Material Israeli Tax Considerations."

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this annual report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

Most of our directors or officers are not residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non‑U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non‑U.S. directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non‑U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time‑consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non‑U.S. officers and directors.

Moreover, among other reasons, including but not limited to, fraud or absence of due process, or the existence of a judgment which is at variance with another judgment that was given in the same matter if a suit in the same matter between the same parties was pending before a court or tribunal in Israel, an Israeli court will not enforce a non‑Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

Your rights and responsibilities as a shareholder of us will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of the ordinary shares are governed by our Articles and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company's articles of association, increases in a company's authorized share capital, mergers, and transactions requiring shareholders' approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company, or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Our Articles provide that, unless we consent otherwise, the District Court (Economic Division), located in Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between us and our shareholders under the Companies Law and the Israeli Securities Law, which could limit our shareholders' ability to bring claims and proceedings against, as well as obtain favorable judicial forum for disputes with, us, our directors, officers and other employees.

The District Court (Economic Division), located in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of us to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which U.S. federal courts would have exclusive jurisdiction. Such exclusive forum provision in our Articles will not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholders' ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us, our directors, officers and other employees.

Risks Related to the Merger

The pending Merger may not be completed on the currently contemplated timeline or terms, or at all.

Neither we nor Urgently can provide assurance that the conditions to completing the Merger will be satisfied or waived, and accordingly, that the Merger will be completed on the terms or timeline that the parties anticipate or at all. If any condition to Merger is not satisfied, it could delay or prevent the Merger from occurring, and our business, results of operations and financial condition could be materially and adversely affected.

 Failure to complete the pending Merger could have an adverse effect on us.

Either we or Urgently may terminate the Urgently Merger Agreement in specified circumstances. If the Merger is not completed, our business, results of operations and financial condition could be materially and adversely affected and, without realizing any of the benefits of having completed the Merger, we will be subject to a number of risks, including the following:

•	the market price of our securities could decline;

•
we will be required to pay our costs relating to the Merger, such as legal, accounting, financial advisor, filing and integration costs that have already been incurred or will continue to be incurred until the closing of the Merger, whether or not the Merger is completed;

•
if the Urgently Merger Agreement is terminated and our board of directors seeks another merger, our shareholders cannot be certain that we will be able to find another party willing to enter into a transaction as attractive to us as the Merger;

•
we could be subject to litigation related to any failure to complete Merger or related to any enforcement proceeding commenced against us to perform our obligations under the Urgently Merger Agreement;

•
we will not realize the benefit of the time and resources, financial and otherwise, committed by our management to matters relating to Merger that could have been devoted to pursuing other beneficial opportunities; and

•
we may experience reputational harm due to the adverse perception of any failure to successfully complete the Merger or negative reactions from the financial markets or from our suppliers, customers, employees and other commercial relationships; and

•
any of these risks could adversely affect our business, results of operations and financial condition. Similarly, delays in the completion of the Merger could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with delay and uncertainty about completion of the Merger and could adversely affect our business, results of operations and financial condition.

The pendency of the Merger could adversely affect our business and operations.

In connection with the pending Merger, some parties with commercial relationships with us may delay or defer decisions, which could adversely affect our revenues, earnings, funds from operations, cash flows and expenses, regardless of whether the Merger is completed. Similarly, our current and prospective employees may experience uncertainty about their future roles with the combined company following the Merger, which may adversely affect our ability to attract and retain key personnel during the pendency of the Merger.

We will not have any right to make damage claims against Urgently or its stockholders for the breach of any representation, warranty or covenant made by Urgently in the Urgently Merger Agreement.

The Urgently Merger Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the Closing (as defined in the Urgently Merger Agreement), except for those covenants that by their terms contemplate performance after the effective time of the Merger

Accordingly, there are no remedies available to the parties with respect to any breach of the representations, warranties, covenants or agreements of the parties to the Urgently Merger Agreement after the effective time of the Merger, except for covenants that by their terms contemplate performance after the effective time of the Merger.

Otonomo will incur significant transaction and transition costs in connection with the Merger.

Otonomo has incurred and expects to incur significant, non-recurring costs in connection with consummating the Merger. Otonomo may also incur additional costs to retain key employees. All fees and expenses incurred in connection with the Urgently Merger Agreement and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid, whether or not the Merger is consummated, by the party incurring such fees or expenses.

Otonomo or Urgently may waive one or more of the conditions to the Merger.

Otonomo or Urgently may agree to waive, in whole or in part, some of the conditions to each party's obligations to complete the Merger, to the extent permitted by applicable law. For example, it is a condition to Otonomo's obligations to close the Merger that certain of Urgently's representations and warranties are true and correct in all respects as of the Closing Date (as defined in the Urgently Merger Agreement), except to the extent the failure of such representations and warranties of Otonomo to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect with respect to Urgently. However, if Otonomo's board determines that it is in the best interest of the shareholders of Otonomo to waive any such breach, then Otonomo's board may elect to waive that condition and consummate the Merger.

If the Merger is not completed, the price of our ordinary shares may fluctuate significantly.

The market price of our ordinary shares is subject to significant fluctuations. During the 12-month period ended February 10, 2022, the closing sales price of the ordinary shares on Nasdaq ranged from a high of $2.10 on February 11, 2022 to a low of $0.23 on October 14, 2022. The market price of ordinary shares will likely be volatile based on whether shareholders and other investors believe that Otonomo can complete the Merger and whether the Merger is beneficial to shareholders and investors. The volatility of the market price of our ordinary shares is exacerbated by low trading volume.

During the pendency of the Merger, Otonomo may not be able to enter into a business combination with another party on more favorable terms because of restrictions in the Urgently Merger Agreement, which could adversely affect its business prospects.

Covenants in the Urgently Merger Agreement impede the ability of Urgently and Otonomo to make acquisitions during the pendency of the Merger, subject to specified exceptions. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Urgently Merger Agreement is in effect, Otonomo is generally prohibited from soliciting, initiating, knowingly encouraging, or taking any other action designed to, or which would reasonably be expected to facilitate a proposal, offer or indication of interest with respect to certain transactions involving a third party, including a merger, sale of assets or other business combination (or would reasonably be expected to lead to such a proposal), subject to specified exceptions. Any such transactions could be favorable to such party's stockholders, but the parties may be unable to pursue them.

Lawsuits may be filed against Otonomo and Urgently and the members of their respective boards in connection with the merger in the future. An adverse ruling in any such lawsuit could result in an injunction preventing the completion of the merger and/or substantial costs to Otonomo.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements like the Urgently Merger Agreement. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Otonomo's liquidity and financial condition.

One of the conditions to the closing of the Merger is that no injunction by any governmental entity having jurisdiction over Otonomo or Urgently has been entered and continues to be in effect and no law has been adopted, in either case that restrains, enjoins or otherwise prohibits the closing of the merger. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, that injunction may delay or prevent the Merger from being completed within the expected time frame or at all, which may adversely affect Otonomo's, business, financial position and results of operations. There can be no assurance that any of the defendants will be successful in the outcome of any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect Otonomo's business, financial condition, results of operations and cash flows.

Certain provisions of the Urgently Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Urgently Merger Agreement.

The terms of the Urgently Merger Agreement prohibit Otonomo from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances. In addition, if the Merger is not completed, Otonomo is subject to the following risks:

•	if the Urgently Merger Agreement is terminated under certain specified circumstances, Otonomo will be required to pay Urgently a termination fee of up to $3.0 million;
•	the price of Otonomo's ordinary shares may decline and could fluctuate significantly; and
•	the incurrence of costs related to the Merger, such as financial advisor, legal and accounting fees, a majority of which must be paid even if the Merger is not completed.

Item 4. Information on the Company.

A. History and Development of the Company

We were incorporated in Israel on December 8, 2015 under the Israeli Companies Law, 5759 1999, and our principal executive office is located at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel. Our legal and commercial name is Otonomo Technologies Ltd. We are registered with the Israeli Registrar of Companies and our registration number is 51 53528‑13. Our website address is www.otonomo.io, and our telephone number is +(972) 52 432 9955. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

Our website address is https://otonomo.io. The information contained on the website does not form a part of, and is not incorporated by reference into, this Annual Report.

Capital Expenditures and Divestitures

For a description of our principal capital expenditures and divestitures for the years ended December 31, 2022, 2021 and 2020 and for those currently in progress, see Item 5. "Operating and Financial Review and Prospects."

Recent Developments

Workforce Reduction

During the fourth quarter of 2022, Otonomo initiated a workforce reduction of a significant number of its employees as Otonomo adjusted its budget for 2023 to focus on managing expenses and preserving operating capital to achieve its growth and profitability goals. In connection with the workforce reduction, Otonomo sunsetted its artificial intelligence (AI) platform that transforms behavioral data into actionable insights (“MI services”) and intends to sunset its Connected Vehicle Data services (“Connected Vehicle Data services”), which includes services relating to multi-layered data, standardized and blurred to remove identifiers. The workforce reduction started in the fourth quarter of 2022 and is expected to be completed during the first half of 2023. In connection with the reduction in workforce, the Company has released its Chief Marketing Officer and Chief Revenue Officer, effective of March 31, 2023.

Entry into Urgently Merger Agreement

On February 9, 2023, Otonomo, Urgently and Merger Sub entered into the Urgently Merger Agreement. Pursuant to the Urgently Merger Agreement and subject to the satisfaction or waiver of the terms and conditions specified therein, Merger Sub will merge with and into Otonomo, with Otonomo continuing as the surviving company and a wholly owned subsidiary of Urgently.

At the effective time of the Merger, each ordinary share issued and outstanding immediately prior to the effective time of the Merger (other than certain excluded or cancelled shares) will be deemed transferred under Israeli law to Urgently in exchange for the right to receive a number of shares of common stock of Urgently ("Common Stock") equal to the Exchange Ratio. No fractional shares of Common Stock will be issued in the Merger. If a holder of our ordinary shares was entitled to receive a fraction of a share of Common Stock then the number of shares of Common Stock issuable to such holder will be rounded up or down to the nearest whole share of Common Stock as provided for in the Urgently Merger Agreement. The Merger Consideration will not include any cash consideration, except as set forth in the Urgently Merger Agreement.

The Exchange Ratio will be calculated based on (i) Urgently's valuation, (ii) Urgently's fully-diluted share count, (iii) Otonomo's net cash and (iv) Otonomo's fully-diluted share count.

Urgently's valuation will be calculated as (a) $271.0 million plus (b) Urgently's cash as of the business day prior to closing of the Merger minus (c) Urgently's transaction expenses minus (d) Urgently's outstanding indebtedness minus (e) certain taxes of Urgently.

Urgently's fully-diluted share count will include (a) all shares of Common Stock outstanding immediately prior to the Effective Time (including shares of Common Stock underlying convertible notes and warrants that will convert or be exercised prior to or in connection with closing of the Merger), plus (b) shares of Common Stock underlying all outstanding stock options, warrants and other convertible or derivative securities of the Urgently (provided, however, that it will not include shares underlying convertible notes that do not convert prior to closing of the Merger, the aggregate principal amount of which is included in the calculation of Urgently's indebtedness).

Otonomo's net cash will be calculated as (a) Otonomo's cash as of March 31, 2023 minus (b) Otonomo's transaction expenses minus (c) Otonomo's outstanding indebtedness minus (d) certain taxes of Otonomo minus (e) Otonomo's cash burn in excess of $2.55 million per month during the period between April 1, 2023 and closing of the Merger.

Otonomo's fully-diluted share count will include (a) all of our outstanding ordinary shares immediately prior to the Effective Time plus (b) shares underlying all Otonomo RSUs, Otonomo warrants, promised but ungranted equity awards and other convertible or derivative securities of Otonomo outstanding immediately prior to the Effective Time.

At the effective time of the Merger, each restricted stock unit award relating to ordinary shares that is outstanding immediately prior to the effective time of the Merger, other than those that vest by reason of the consummation of the Merger (an "Otonomo RSU Award"), will be assumed by Urgently. Each Otonomo RSU Award will be automatically converted into a restricted stock unit award relating to shares of Common Stock (an "Adjusted RSU Award") and will have the same terms and conditions as applied to the Otonomo RSU Award immediately prior to the effective time of the Merger. The Adjusted RSU Awards will settle in the number of shares of Common Stock equal to the product obtained by multiplying (i) the number of ordinary shares subject to the Otonomo RSU Award immediately prior to the Effective Time by (ii) the Exchange Ratio.

Additionally, at the effective time of the Merger, each Otonomo Stock Option that has an exercise price per share that is less than the Fair Market Value (as defined in the applicable Otonomo equity plan) of one ordinary share as of the third (3rd) Business Day prior the anticipated date of closing of the Merger (such date the "Option Measurement Date" and such options, the "In-the-Money Options") will be accelerated, such that all In-the-Money Options will be vested and exercisable as of not later than the Option Measurement Date.

Each In-the-Money Option that then remains outstanding and unexercised will be deemed to be exercised in full (on a "net exercise" cashless basis) and cancelled, and the holder of such In-the-Money Option will receive a number of fully vested ordinary shares (rounded down to the next whole share) equal to the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Fair Market Value of one ordinary share as of the Option Measurement Date over the per share exercise price of such In-the-Money Option, multiplied by (ii) the number of ordinary shares subject to such In-the-Money Option, by (b) the Fair Market Value of one ordinary share as of the Option Measurement Date. Each Otonomo Stock Option that then remains outstanding and unexercised and that is not an In-the-Money Option will automatically be cancelled without any payment being made in respect thereof.

Each Otonomo warrant that is outstanding and unexercised immediately prior to the effective time of the Merger will be assumed by the Urgently and automatically converted into a warrant to acquire shares of Common Stock (an "Assumed Warrant"), which will have the same terms and conditions as applied to the Otonomo warrants immediately prior to the effective time of the Merger. The number of shares of Common Stock subject to each Assumed Warrant will be equal to the product obtained by multiplying (i) the number of ordinary shares subject to the Otonomo warrant immediately prior to the Effective Time by (ii) the Exchange Ratio, and the exercise price per share of Common Stock will be equal to the quotient of (x) the exercise price per ordinary share immediately prior to the Effective Time divided by (y) the Exchange Ratio.

In addition, if requested by Urgently prior to the effectiveness of the proxy statement/prospectus relating to the Urgently Transaction, Otonomo is required to engage in good faith negotiations with Urgently and its lenders and other stakeholders concerning one or more bridge loans in a maximum aggregate principal amount of $15 million that may be provided by Otonomo to Urgently on commercially reasonable terms, subject to additional requirements as enumerated in the Urgently Merger Agreement.

 B. Business Overview

Company Overview

We are a leading one‑stop shop for mobility data. Otonomo fuels a data ecosystem of OEMs, fleets and more than 100 service providers spanning the transportation, mobility and automotive industries. Our platform securely processes more than 4 billion data points per day globally from over 50 million vehicles licensed on the platform and massive amounts of mobility demand data from multimodal sources, then reshapes and enriches it to accelerate time to market for new services that improve the mobility and transportation experience. We provide deeper visibility and actionable insights to empower strategic data‑driven decisions – taking the guesswork out of mobility and transportation planning, deployment and operations.

As part of our proprietary data platform, we have developed a robust suite of SaaS offerings that provide both OEMs and service providers with additional capabilities, and that incorporate vertically specific applications to meet different privacy, regulation, storage, visualization and data insight needs.

Privacy by design and neutrality are at the core of our platform, which enables compliance with regulations such as GDPR, CCPA, and other vehicle specific regulations, such as the EU requirement/directive that OEMs share connected car data with third parties or the Massachusetts' Right to Repair Act allowing access to vehicle data for maintenance and repair purposes.

We generate the majority of our revenue from subscription fees from customers accessing the Company's enterprise cloud computing services ("SaaS subscriptions").

Our customers typically enter into contractual arrangements with terms up to three‑years. Some customers, especially smaller organizations, consume data points on our platform through the self‑serve platform on an on‑demand basis, for which we charge based on data points or trips taken.

Our go‑to‑market strategy is focused on expanding its access to data through partnering with OEMs, fleets and other data providers, acquiring new customers and driving continued use of our platform for existing customers.

We pursue strategic partnerships with OEMs, fleets and other data providers through a dedicated team segmented by geographical regions. We focus our selling efforts on organizations of various sizes, within specific customer segments, and licenses access to our platform through a direct sales force which is geographically separated. Our platform is used globally by organizations of all sizes across a broad range of industries. In 2022, we had 107 total customers, which was an increase from 55 total customers in 2021.

The Otonomo Connected Vehicle and Smart Mobility Data Platform

Otonomo's Smart Mobility Data Platform provides easy access to a range of proprietary and patented mobility data solutions that power customers' products and services. It delivers curated, high quality, multi-layered connected vehicle data, standardized and blurred to remove identifiers, referred to as the Connected Vehicle Data; as well as consent-based VIN-specific data compliant with data privacy regulations, referred to as the Connected Fleet.

Customers have used this Connected Vehicle Data

•	positively impact real-time traffic flows across global road systems through uniquely detailed and timely views of traffic patterns;
•	improve road safety using data to identify hazardous sections of road by detecting accidents, hard braking and acceleration, as well as addition to weather events and road friction;
•	meet emissions goals for smart cities by intelligently controlling idling areas, optimizing parking and public transport, and creating data-driven simulations for short- and long-term planning; and
•	support infrastructure and transportation developments with vehicle count, average speed and origin/destination data.

As part of the Cost Reduction Initiative, the Company has adjusted its budget for 2023 to focus on managing expenses and preserving operating capital in order to achieve its growth and profitability goals. In connection with the workforce reduction, the Company is sunsetting its Connected Vehicle Data services by the end of second quarter of 2023.

In addition, customers have used the Connected Fleet data to:

•	Provide software-based telematics for key vehicle metrics – vehicle location, speed, harsh driving events and trip information, without aftermarket hardware.

•	Monitor all connected vehicles in a fleet via a single interface, including critical vehicle metrics such as vehicle status, trip information, current maintenance, and alerts.

•	Help improve the safety of customers and vehicles by automating vehicle maintenance requirements, including alerts for upcoming services, past due maintenance, and emergency maintenance needs.

A connected car may generate up to 25 gigabytes of data per hour. As it is produced, most of this data leaves the car via in‑vehicle telematics control units. The data is initially stored in data centers or cloud platforms owned by OEMs, and in some cases by Tier‑1 suppliers or the third parties which own the OBD II onboard devices installed after vehicle purchase.

Due to the lack of consistent connected car data formats or standards, connected car data must undergo additional processing before it can be useful for applications and services. Our platform aggregates and normalizes data from multiple OEMs and other data providers and processes the data to make it usable and valuable to data providers and data consumers.

Understanding the Data

We collect vehicle‑specific and aggregated connected vehicle data from vehicle data providers, such as OEMs, fleets and TSPs. Vehicle specific data refers to data that is collected from a specific vehicle or group of vehicles such as vehicle identification number ("VIN"). Aggregated connected vehicle data refers to data that is collected from multiple sources and compiled into data summaries or summary reports to create analytics and insights relating to such data.

The Otonomo Smart Mobility Data Platform connects to our data providers' respective data centers via application programming interfaces ("APIs"), and provides data consumers with application‑ready, enriched datasets and insights. This eliminates the need for data consumers to invest the significant amount of development work required to utilize connected vehicle data in applications and services. OEMs, other data providers and data consumers use the Otonomo Smart Mobility Data Platform and marketplace to efficiently share and utilize vehicle data and offer drivers advanced in‑car services, while meeting security, privacy and data regulation requirements. We generate revenue for these data providers by the utilization of the data by data consumers in various segments, primarily smart cities, transportation companies, fleet services, insurance companies, financial institutions and dealerships.

Key Trends in Connected Cars and Vehicle Data

Since the introduction of the first embedded telematics systems in the mid‑1990s, OEMs have gradually added data systems and connectivity features to their vehicles and have offered drivers a growing variety of data‑driven products and services. Technological advancements in recent years have increased the volume and quality of the data captured by vehicles. The value of this new data opened opportunities for OEMs to integrate more sensors and connectivity features, resulting in expanded offerings to drivers and a more diverse portfolio of in‑vehicle and remote data‑driven services.

Vehicles are now able to generate, monitor and share many types of data, including geolocation, performance and driver behavior. As OEMs continue to develop application‑based tools to monitor key maintenance statistics, uses for vehicle health data and operational functionality are expanding.

The growth of connectivity in vehicles has increased the demand for data‑driven products and services, and provides for ample data utilization opportunities, which expand with every customer who integrates into the connected car ecosystem. Vehicles with greater connectivity levels also generate higher value per vehicle. According to Ptolemus Consulting, May 2022, vehicle connectivity levels (as defined herein) are projected to reach more than 1.7 billion vehicles on the road in the next decade. The growing data availability leads to an increasing market size as well as to an increased importance of vehicle data marketplaces that facilitate data exchange.

The mobility economy includes five sectors:

(1)          Transport Infrastructure - includes the construction, operation & maintenance of rail, road, parking and energy supply;

(2)          Vehicle Manufacturing- sector comprises all automotive OEMs and their suppliers;

(3)          Vehicle-related Services- includes all lifecycle services from distribution to financing, insuring and repairing vehicles;

(4)          Transportation Services – are all services related to the transport of people and goods by third parties; and

(5)          Enabling Services – are all possible services related to mobility focused connectivity, IT, ticketing, etc.

The growth of advanced connectivity sensors in addition to at least the basic level of general hardware connectivity creates more opportunity. The greater the connectivity, the more seamless a rider's experience becomes, and the more opportunities for generating data‑based revenue are created. User expectations will continue to evolve in parallel with available technology and will incentivize OEMs and service providers to deliver higher‑value, data‑driven user experiences.

Regulatory developments in recent years are also expected to contribute to the expanding vehicle data ecosystem. By introducing new concepts that promote greater and more equal access to OEM data, regulators have been creating a favorable environment for data utilization. Examples include the "extended vehicle" concept which is being strengthened by the obligations imposed on OEMs under Regulation (EU) 2018/858 and the Massachusetts Right to Repair Act extending to vehicle data.

Advantages of a vehicle data platform:

Existing platforms for consuming vehicle data can be limited and inefficient. For example, on‑board diagnostics ("OBD II") aftermarket dongles, which are commonly used by TSPs in order to perform fleet and vehicle tracking, only provide selected data points and limited data streaming. OBD II onboard devices require separate installation in every vehicle and their use may be further limited in the future due to regulatory changes.

Furthermore, OBD II onboard devices may be easily vandalized and removed. Smartphone data is used by many data consumers to monitor vehicle usage, but the data it provides is limited and subject to manipulation and inaccuracy.

Connected Vehicle Data run through a platform like Otonomo:

•
allows data providers and consumers to efficiently outsource consent management, data processing and data structuring, allowing them to benefit from vehicle data while remaining focused on their core business;

•	presents significant cost reductions for data providers that only need to integrate with one partner instead of multiple data consumers;

•
presents significant cost reductions for data consumers by allowing them to work with one integration partner. This provides data consumers with data in a structured and usable format, instead of dealing with the challenges of contracting multiple OEMs and managing multiple stakeholders and formats;

•	facilitates use cases of aggregate data that require certain coverage levels;

•	eliminates reliance on OBD II aftermarket devices in favor of data marketplaces that provide the same data and other data points continuously and in a more user‑friendly format; and

•	ensures data quality and accuracy for data consumers by replacing smartphone data with more sanitized data, thereby lowering risk of fraud and inaccuracy.

Otonomo API and Delivery Methods

We provide a rich, flexible API to serve the unique needs of diverse applications and services. Different data use cases may require different data delivery types. For example, an emergency car service may require real‑time data when an accident takes place. On the other hand, usage‑based insurance may pull a car's odometer once a week. Lastly, a data analytics company might opt for historical car data to understand traffic trends. We provide different data delivery methods to cater to these different use case requirements:

•
Historical data reports: CSV reports contain historical, aggregated vehicle data. Historical data reports are triggered by a RESTful API call with parameters that define a region (e.g., city), and time span for the report. Report generation may take minutes or hours to complete. Several historical reports exist for different data types (e.g., vehicle data points and vehicle trips).

•
Vehicle status: A near‑real time RESTful API returns the last known status of a specific vehicle. Vehicle data information is used by personal driver applications, such as fueling and parking. Additionally, we provide bulk vehicle status for receiving the last known status of one or more vehicles. This interface can be particularly useful for fleets.

•
Streaming: This is a "push" mechanism that continuously streams real‑time data to data consumers. Streaming uses HTTP POST requests and can send both aggregate and personal vehicle data. A stream is created upon subscribing. Stream subscription defines one or more data filters such as desired vehicle area (i.e., city), and maximal point latency. Streaming is optimal for applications that require real‑time, rich vehicle data.

•
Events: An event is defined by a logical rule on a vehicle data point. When a rule is evaluated to be true, an event message is triggered and sent to the data consumer. For example, an event message would be sent to the data consumer through a fueling application whenever a vehicle travels in a certain radius from a gas station while below the 10% fuel level. Events receive the data they need in real‑time, enabling applications to save processing power and network bandwidth. Events can be used for both personal and aggregated data. This capability is currently under development.

Otonomo Dynamic Blurring Engine

The Otonomo Dynamic Blurring Engine is a SaaS capability that protects personal data by using sophisticated blurring techniques to blur personal data while preserving the data's value for a diverse range of mobility and other applications and services. These services may include assisting smart cities with traffic management and HD mapping, road safety, location analysis and site selection.

Otonomo Consent Management Hub

The Otonomo Consent Management Hub provides an efficient way for connected car drivers to take control over the sharing of their vehicle data by providing a networked architecture to simplify setup and integration and deliver high scalability for automotive OEMs and service providers.

As the transportation ecosystem advances its use of vehicle data, the information flows around driver consent can become complex. For example, in‑vehicle delivery from retailers may require drivers to provide consent to both the retailer and a third‑party courier service. With the Otonomo Consent Management Hub, each party has a single integration point through which they can validate driver consent and deliver the approved personal data to other parties in the ecosystem. OEMs also do not need to directly support integration with multiple parties, including companies such as courier services with which they may not have a contractual relationship. Service providers can innovate faster by eliminating point‑to‑point integrations with multiple OEMs. Any new OEM or service provider integration will open new opportunities to numerous organizations in the ecosystem.

The Otonomo Consent Management Hub allows drivers to grant or revoke access for specific services at any time and provides drivers full transparency as to what vehicle data will be shared with specific services.

Vehicle Management Service

Our Vehicle Management service is designed for fleets to easily and efficiently manage the data of their fleet vehicles. The vehicle management service streamlines data operations and can be used in conjunction with, or independently from, existing fleet management systems.

Otonomo User Platform

The Otonomo User Platform offers many features, such as easy‑to‑use geofencing, filtering, configurable APIs and data report generation capabilities, giving developers, analysts and product leaders online access to real‑time and historical, aggregated car‑generated data and tailors this data to their needs.

External Third‑Party Connectors

We are working with leading third party platforms to enable out‑of‑the‑box integration to vehicle data. Such connectors will enable service providers to integrate vehicle data into their existing business workflows in order to provide state of the art service to their customers.

The Otonomo Connected Insurance Tech Business

Ptolemus identified motor insurance as the largest sub-sector of vehicle related services in the mobility economy.  While the industry has capitalized on mobile phone telematics, we see opportunity for growth by combining connected vehicle data with mobile telematics. Our growth in this area follows the closing of our acquisition of The Floow, a well-established player with more than a decade of building insurance tech applications.

The Floow is a leading provider of telematics products and software for insurers in the EMEA and US markets with a strong track record of successful delivery. Its customer base primarily consists of blue-chip insurers focused on personal motor insurance, although it does provide a fleet product to Progressive in the US market. The Floow's products enable more accurate premium pricing and help to reduce fraud. The Floow has a long track record of winning new customers through competitive tenders, and with a growing network of channel partners in both EMEA and US geographies, is well placed to continue gaining new customers.

Advantages of Insurance Tech solutions:

•
Market and customer feedback suggests that there are multiple catalysts that will enable a step-change in telematics-based insurance adoption, with mobile apps, impact of COVID-19, regulation changes and significant advances in the accuracy and capability of telematics increasing the appeal of these solutions.

•
Emergence of mobile app solutions (rather than installation of expensive black boxes) enables a more widespread adoption across all age groups as the cost is significantly lower and becomes attractive for all driver demographics. The accuracy and functionality of these solutions has also increased considerably in the last 5-10 years.

•
During COVID-19 the volume of miles-driven decreased for many drivers, resulting in an increasing proportion of drivers exploring pay-as-you-drive (PAYD) policies that use telematics to track level of activity.

•
New regulation in the UK prevents insurers from raising prices for existing customers above those offered to new customers, which has increased the importance of insurers' ability to better evaluate existing customers and reward the low-risk customers through better pricing / discounts and rewards. This is enabled through pay-how-you-drive (PHYD) policies that use telematics to track not only user's level of activity but also driving behavior.

Our Market Opportunity

•
Growing ecosystem and data pool. There are dozens of potential customer groups and thousands of potential data consumers for vehicle data utilization. These include product‑related players, such as OEMs and Tier 1 suppliers, vehicle‑related service providers, such as fleet operators, and other organizations in the extended ecosystem, such as smart cities, insurance companies and telecom operators. Overall, we believe many customer groups will join the ecosystem and expand their usage of external vehicle data. A growing number of service providers actively use external vehicle data, and we believe that the number of service providers using such data is likely to continue to increase moving forward. As 4G/5G mobile network ubiquity increases, the volume of data and parameters being sent from vehicles to OEM clouds is growing exponentially.

•
Unique technological needs and high onboarding costs for data providers. The increasing volume and scope of vehicle data requires data providers to integrate complex data processing, cleaning, accounting, consent, multiple APIs and data structuring technologies. OEMs often lack the capabilities to implement these technologies and do not have the desire to develop them internally due to the substantial investments required for building and maintaining the data infrastructure. Tapping into the vast potential of data utilization also requires data providers to individually contract and integrate with multiple data consumers, which results in high marginal costs per each new data consumer acquired. Onboarding each new consumer also requires the involvement of multiple organizational functions, such as IT, legal and procurement. The onboarding process is often too expensive to justify the investment for data providers, especially when data consumers are small or medium‑sized businesses. Without significant reduction of onboarding costs, the ability of data providers to efficiently scale their utilization efforts is limited.

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

•
Regulatory‑driven opportunities. Recent developments in regulation of vehicle data and connected cars, such as Regulation (EU) 2018/858 requiring OEMs to share connected car data with third parties, as well as emerging industry standards (such as NEVADA Share & Secure, which are intended to enable the secure transmission of data generated in the vehicle and make it usable for public authorities and industry), promote open access to vehicle data and neutrality, while also challenging OEMs by requiring them to supply the scale and ability to technically and legally align with the hundreds of service providers seeking access to vehicle data. With the removal of barriers to vehicle data accessibility, more organizations will be able to access and utilize vehicle data, and more data‑driven services are expected to become available.

•
Compliance challenges. Data providers collecting, processing or sharing vehicle data must ensure that their collection, processing and use of vehicle data is compliant with personal data protection regulations, such as GDPR and CCPA, which often require prior consent. While free, informed and specific consents may be required from every vehicle user whose personal data is collected, obtaining compliant consents from drivers and passengers not related to the vehicle's legal owner involves practical concerns for OEMs. The need for explicit consent for sharing data with separate service providers requires OEMs to provide advanced consent flows and consent management capabilities that can be seamlessly integrated. It has proven to be challenging for the OEMs to manage data compliance on very large scale with no consent management standards available.

Marketing

At Otonomo, we are empowering the future of mobility. Every day, Otonomo moves closer to becoming a leader in mobility intelligence. With the market's most complete data offering, as well as a demonstrated commitment to elevating its customers, Otonomo is uniquely positioned to help the industry realize its full potential. Operating at the nexus of data and dreams, information and imagination, Otonomo empowers its customers with the wisdom to understand mobility today, and the freedom to reinvent it for tomorrow.

Our marketing is focused primarily on inbound activities and supporting the outbound efforts of the sales team. The marketing team uses advanced marketing techniques and digital technologies, as well as the creation of original and engaging content, to keep the brand top of mind with prospects, customers, analysts, and the media. These tools include marketing automation, remarketing and a selection of social media tools.

Activities vary from development of educational and promotional material in the form of blogs, webinars, use cases, ebooks, datasheets and sales enablement tools. These materials educate, engage and accompany prospects as they move through the buyer journey and convert them from prospects to customers.

We leverage a variety of channels to reach prospects which include organic and paid social media activity, joint events, industry conferences, and webinars along with media/press and analyst relations.

As part of the Cost Reduction Initiative, the Company has adjusted its budget for 2023 to focus on managing expenses and preserving operating capital in order to achieve its growth and profitability goals. In connection with the workforce reduction, the Company dismissed its employees focused on marketing during the first quarter of 2023 and will be using a third-party marketing firm moving forward.

Sales

Our sales efforts are focused on delivering solutions for companies creating a new generation of mobility experiences and services.

To acquire car‑generated data and mobility data from mobile devices, we partner directly with OEMs and other data providers through our dedicated sales engagement organization, which focus on deepening our existing relationships and increasing our data pool and geographic coverage. We pay for acquired data through a combination of fixed fees and revenue share arrangements with data providers.

Sales to customers are executed primarily through an organic sales organization that sells directly to data consumers, indirectly through our partners, serving as sales channels and through strategic partnerships.

Global sales efforts focus on connected fleet services (providing improved fleet management driven by GPS vehicle tracking and remote diagnostics) and connected InsuranceTech (providing better policyholder experience through behavioral analysis and accident reconstruction).

Intelligent Custom plans are offered through our direct sales organization and our marketing partners. The pricing and data models of these plans are customized to the customers' needs. Custom plans include full data access, near real‑time streaming and a growing variety of SaaS offerings.

As part of the Cost Reduction Initiative, the Company has adjusted its budget for 2023 to focus on managing expenses and preserving operating capital in order to achieve its growth and profitability goals. In connection with the workforce reduction, the Company reduced its sales workforce from 45 employees to 36 employees during the first quarter of 2023.

Technology

The Otonomo Vehicle Data Platform and Mobility Platform each use state of the art cloud‑native microservices architecture, as well as a long list of Big Data technologies to ingest, process and expose the billions of data points per day that we receive. These include streaming technologies like Apache Flink, as well as Big Data batch‑processing based on Apache Spark. Security is a first‑class citizen in our technology, from the design and development processes through its production.

Research and Development

We have invested a significant amount of time and expense into research and development in order to develop the Otonomo Vehicle Data Platform, strengthen its data reshaping capabilities, scale the data pipeline and facilitate data access by its ecosystem. Our research and development activities are largely conducted at our headquarters in Herzliya, Israel and also in our facilities in Sheffield, UK. As of December 31, 2022, Otonomo had approximately 118 full‑time or equivalent employees engaged in R&D activities. Our ability to compete in our industry depends in part on our ability to successfully achieve continual innovation in its technology and products through R&D activities.

As part of the Cost Reduction Initiative, the Company has adjusted its budget for 2023 to focus on managing expenses and preserving operating capital in order to achieve its growth and profitability goals. In connection with the workforce reduction, the Company reduced its research and development workforce from 119 employees to 70 employees during the first quarter of 2023.

Intellectual Property

Our business depends, in part, on our ability to develop and maintain the proprietary aspects of our core technology. Our policy is to obtain appropriate proprietary rights protection for any potentially significant new technology we develop. As of December 31, 2022, we held 17 registered patents (of which 11 are U.S. patents) and have 19 pending patent applications (of which 17 are pending U.S. patent applications) covering a range of key aspects of our proprietary technology, including, among other things, methods for data extraction, normalization, aggregation and ingestion, as well as privacy and consent management technology.

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

Outlying players include service providers and personal use case companies. These players focus on enabling services via APIs and connecting service providers with customers' PII. They may also provide industry‑specific data and service providers for location‑based services, while others focus on fleet management, and repair‑and maintenance data services.

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

Within the vehicle data segment, traction is based significantly on scale, performance and technology. We believe that our deep relationships with OEMs and other data providers, our mature, proprietary technology and global coverage well position us to partner with additional OEMs, and data providers looking for a strong data partner with low operational risk.

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

To operate its platform and provide services to its customers, we receive, process and share vehicle‑generated data. This data includes PII and aggregate data from our data providers, such as OEMs, fleet operators, TSPs and mobile devices. PII can only be collected, processed and shared in compliance with legal and technical requirements such as GDPR, the EU Directive on Privacy and Electronic Communications, Regulation (EU) 2018/858 requiring OEMs to share connected car data with third parties or California's CCPA as well as industry standards (as such NEVADA Share & Secure) promoting open access to data and neutrality. Aggregate data is generally subject to different privacy obligations or is exempt from personal data protection laws. We do not receive, process or share vehicle generated PII without receiving sufficient assurances from our data providers that the subject of the information has been provided with clear and appropriate notice and explicitly consented to provide such information. We view privacy regulation as generally favorable to its business as the Otonomo Vehicle Data Platform allows data providers and customers to utilize personal and aggregate data while complying with privacy regulations through the Otonomo Consent Management Hub and the Otonomo Dynamic Blurring Engine.

Regulation requiring greater and more equal access to vehicle data requires data providers to share more data with more data consumers thereby reducing costs for data consumers and enabling more use cases and opens new end markets. We believe that breaking down barriers to data accessibility will make more data‑driven services available, grow data utilization opportunities for our partners and customers and expand the connected car ecosystem.

Growing car connectivity and digitization, the acceleration of autonomous driving innovation and the expansion of digital mobility services has contributed to the continued rise of the importance of cybersecurity in the automotive industry. Regulators have started adopting mandatory minimum standards for vehicle software cybersecurity. For example, in December 2019 California's Department of Motor Vehicles published regulations requiring light‑duty autonomous delivery vehicles to be certified as meeting current industry standards to help defend against, detect and respond to cyber‑attacks, unauthorized intrusions or false vehicle control commands.

The largest international vehicle regulatory system, the World Forum for the Harmonization of Vehicle Regulations ("WP.29"), which is part of the United Nations Economic Commission for Europe ("UNECE"), published in June 2020 is the first WP.29 regulation that outlines cybersecurity requirements for OEMs and the connected and autonomous vehicles that they manufacture. The WP.29 automotive cybersecurity regulation also outlines processes that OEMs in over 60 countries must have within their organizations and vehicles to achieve vehicle‑type approval with regard to cybersecurity in their vehicles.

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

As a global technology company, we are also subject to trade, export controls, anti‑bribery and sourcing regulations in various jurisdictions. Our operations are also subject to various federal, state and foreign laws and regulations governing the employment and occupational health and safety of our employees and wage regulations.

Seasonality

We do not experience material seasonality in our operations.

Employees

As of December 31, 2022, we had 225 full‑time (or full‑time equivalent) employees based primarily in Israel, including 38 employees engaged in research and development, 11 employees in product development and management, 23 employees in sales and marketing and 27 employees in general management, administration and finance. We also have 18 employees based in the United States, 103 employee based in the United Kingdom and 5 employees based in other European countries. None of our employees are represented by a labor union, and we consider our relations with our employees to be good. To date, we have not experienced any work stoppages. Due to the Cost Reduction Initiative, we anticipate significantly reducing our headcount by the end of second quarter of 2023.

Facilities

Our headquarters is located in Herzliya, Israel. Our headquarters is subject to a lease agreement with an initial term that expired in December 2022; however, the lease automatically renews on a quarterly basis. This facility contains engineering, product, commercial, marketing, sales and administrative functions. In addition, we have two lease agreements for our Sheffield facility in the UK, which such leases expiring in September 2027 and December 2029, respectively.

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

C. Organizational structure

Each of our subsidiaries are (directly or indirectly) wholly owned by us. Our subsidiaries are listed below.

Name	Jurisdiction of Organization
Otonomo Inc.	Delaware (USA)
Otonomo GmbH	Germany
Otonomo Merger US Inc.	Delaware (USA)
Neura, Inc.	Delaware (USA)
Neura Labs Ltd.	Israel
The Floow Limited	United Kingdom
The Floow North America Inc.	Delaware (USA)

D. Property, plants and equipment

See "Item 4. Information on the Company — B. Business Overview — Facilities." We believe that our facilities are adequate to meet our needs for the immediate future and that suitable additional space will be procured to accommodate any expansion of our operations as needed.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations together with the "Selected Financial Data" and the historical audited annual consolidated financial statements and the related notes included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business and related financing, includes forward‑looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section entitled Item 3.D. "Risk Factors" of this Annual Report, our actual results could differ materially from the results described in or implied by the forward‑looking statements contained in the following discussion and analysis.

Overview

We are a leading one‑stop shop for mobility data. Otonomo fuels a data ecosystem of OEMs, fleets and more than 100 service providers spanning the transportation, mobility and automotive industries. Our platform securely processes more than 4 billion data points per day globally from over 50 million vehicles licensed on the platform and massive amounts of mobility demand data from multimodal sources, then reshapes and enriches it to accelerate time to market for new services that improve the mobility and transportation experience. We provide deeper visibility and actionable insights to empower strategic data‑driven decisions – taking the guesswork out of mobility and transportation planning, deployment and operations.

As part of our proprietary data platform, we have developed a robust suite of SaaS offerings that provide both OEMs and service providers with additional capabilities, and that incorporate vertically specific applications to meet different privacy, regulation, storage, visualization and data insight needs.

Privacy by design and neutrality are at the core of our platform, which enables compliance with regulations such as GDPR, CCPA, and other vehicle specific regulations, such as the EU requirement/directive that OEMs share connected car data with third parties or the Massachusetts' Right to Repair Act allowing access to vehicle data for maintenance and repair purposes.

We generate the majority of our revenue from subscription fees from customers accessing the Company's enterprise cloud computing services ("SaaS subscriptions")

Our customers typically enter into contractual arrangements with terms up to three‑years. Some customers, especially smaller organizations, consume data points on our platform through the self‑serve platform on an on‑demand basis for which we charge based on data points or trips taken.

Our go‑to‑market strategy is focused on expanding its access to data through partnering with OEMs, fleets and other data providers, acquiring new customers and driving continued use of our platform for existing customers.

We pursue strategic partnerships with OEMs, fleets and other data providers through a dedicated team segmented by geographical regions. We focus our selling efforts on organizations of various sizes, within specific customer segments, and licenses access to our platform through a direct sales force which is geographically separated. Our platform is used globally by organizations of all sizes across a broad range of industries. In 2022, we had 107 total customers, which was an increase from 55 total customers in 2021.

Key Factors Affecting Our Operating Results

Cost Reduction Initiative

During the fourth quarter of 2022, the Company commenced the Cost Reduction Initiative, which included a workforce reduction of a significant number of employees in connection with the Company adjusting its budget for 2023 to focus on managing expenses and preserving operating capital to achieve its growth and profitability goals. In connection with the Cost Reduction Initiative, the Company is sunsetting its MI services.

Focusing on Connected Fleet and Connected Insurance Tech business lines

In connection with the Cost Reduction Initiative, the Company is focusing on the Connected Fleet and Connected Insurance Tech business lines. The Company sunset its MI services and intends to sunset its Connected Vehicle Data services during the first half of 2023. We may not achieve anticipated revenue growth due to the Cost Reduction Initiative, which includes a workforce reduction of a significant number of employees.

Expanding Our Data Supplier Base

We currently have 24 active OEM agreements. In addition to data provided by these OEMs we receive data from fleet operators, TSPs and mobile devices. We believe that there is an opportunity to expand its data supplier base by entering into partnership relationships with additional OEMs, fleet operators and TSPs and to expand its existing OEM relationships with new series models and geographies. Furthermore, we see an opportunity to add new types of data suppliers (e.g., light construction vehicles) to further differentiate its platform and drive additional data consumption by its customers.

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

In any given period, there is a risk that customer consumption of our platform will be lower than we expect, which may cause fluctuations in our revenue and results of operations. Our ability to increase usage of our platform by existing customers, and, in particular, by large enterprise customers, will depend on a number of factors, including our customers' satisfaction with our platform, competition, pricing, availability and quality of data, overall changes in our customers' spending levels and the effectiveness of our efforts to help our customers realize the benefits of our platform.

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

Components of Results of Operations

Revenues

The revenue comprised mainly of subscription fees from customers accessing the Company's enterprise cloud computing services ("SaaS subscriptions"). In addition, the Company provides customization, research, and analytical services to its customers, such professional services revenues are recognized as services are delivered.

 The following table sets forth the geographic breakdown of revenues for the periods indicated.

	Year Ended December 31,
	2022	2021	2020
	USD thousands	USD thousands	USD thousands
Americas	3,283	176	43
APAC	188	329	164
EMEA	3,521	1,218	187

Total revenues	6,992	1,723	394

Cost of Services

Cost of services consists primarily of expenses related to the purchasing of data from data suppliers, amounts paid to data suppliers under revenue sharing or fixed price arrangements, software licenses, and personnel-related costs associated with customer support and professional services, including salaries and benefits.

Operating Expenses

Our operating expenses consist of third‑party cloud infrastructure, sales and marketing, research and development, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses and share‑based compensation. Operating expenses also include allocated overhead costs. Overhead costs that are not substantially dedicated for use by a specific functional group are allocated based on headcount. Such costs include costs associated with office facilities, IT‑related personnel and other expenses, such as software and subscription services.

Third‑Party Cloud Infrastructure

Third-party cloud infrastructure expenses include expenses incurred in connection with the Company's customers' use of the Company's platform and the maintenance of the Company's platform on public clouds, such as cloud computing or other hosting and data storage, including different regional deployments. In addition, cloud infrastructure also includes the third-party cloud infrastructure expenses incurred with internal research and development use.

We expect that our third‑party cloud infrastructure expenses will decrease due to our Cost Reduction Initiative we started during the fourth quarter of 2022 and expect to be finalized in the second quarter of 2023.

Research and Development

Research and development costs include personnel-related expenses associated with the Company's engineering personnel responsible for the design, development and testing of its products, cost of development environments and tools and allocated overhead. Research and development costs are expensed as incurred.

We expect that our research and development expenses will decrease due to our Cost Reduction Initiative we started during the fourth quarter of 2022 and expect to be finalized in the second quarter of 2023.

 Sales and Marketing

Sales and marketing expenses consist primarily of personnel‑related expenses associated with our sales and marketing staff, including salaries, benefits, bonuses, share‑based compensation and travel. Marketing expenses also include third‑party software tools required for marketing automation and consulting and advertising costs. We expect these costs to increase over time as the market expands and additional tools are implemented. Prior to the disruption of international travel caused by the COVID‑19 pandemic beginning in January 2020, sales and marketing expenses also included international travel of personnel and expenses related to trade shows and other marketing events. We expect that our sales and marketing expenses will decrease due to our Cost Reduction Initiative we started during the fourth quarter of 2022 and expect to be finalized in the second quarter of 2023.

General and Administrative

General and administrative expenses consist primarily of personnel‑related expenses for our finance, legal, human resources and administrative personnel, including salaries, benefits, bonuses, and share‑based compensation. General and administrative expenses also include external legal, accounting, bookkeeping and other professional services fees, software and subscription services dedicated for use by our general and administrative functions, and other corporate expenses. General and administrative expenses also include allocated overhead costs.

We incur additional expenses as a result of becoming a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. We expect that our sales and marketing expenses will decrease due to our Cost Reduction Initiative we started during the fourth quarter of 2022 and expect to be finalized in the second quarter of 2023.

Financial Income (Expense), Net

Financial income (expense), net, consists primarily of adjustments related to changes in value of our warrants for ordinary shares, which were charged to financial income (expenses), net.

In addition, financial income (expense), net also include interest income earned on our cash equivalents and short‑term and long-term deposits and investments as well as currency related adjustments.

Provision for (Benefit from) Income Taxes

Provision for (benefit from) income taxes consists primarily of income taxes in certain foreign and state jurisdictions in which we conduct business. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

A. Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this Annual Report. For the discussion of our results of operations for the year ended December 31, 2021, including a year‑to‑year comparison between the year ended December 31, 2021 and the year ended December 31, 2020, and a discussion of our liquidity and capital resources for the year ended December 31, 2021, please refer to Item 5. "Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2021.

Comparison of the Years Ended December 31, 2022 and December 31, 2021

Revenue

	Year Ended December 31,		Change	Change
	2022	2021	$	%
	(Dollars in thousands)
Americas	$3,283	$176	$3,107	1,765%
APAC	$188	$329	$(141)	(43)%
EMEA	$3,521	$1,218	$2,303	189%
Total	$6,992	$1,723	$5,269	306%

Revenue increased by approximately $5,269 thousand, or 306%, to approximately $6,992 thousand for the year ended December 31, 2022, from approximately $1,723 thousand for the year ended December 31, 2021. Growth was primarily driven by growth in our core connected vehicle data and the contribution of revenue by The Floow, which we acquired in April 2022. In 2022, we had 107 total customers, an increase from 55 total customers in 2021.

Costs of Services and Operating Expenses

	Year Ended December 31,		Change	Change
	2022	2021	$	%
	(Dollars in thousands)
Cost of services	$3,367	$953	$2,414	253%
Cloud infrastructure	$4,777	$2,814	$1,963	70%
Research and development	$22,573	$12,077	$10,496	87%
Sales and marketing	$21,761	$9,435	$12,326	131%
General and administrative	$22,059	$11,904	$10,155	85%
Depreciation and amortization	$2,749	$532	$2,217	417%
Contingent consideration income	$(8,954)	$-	$(8,954)	100%
Impairment of Goodwill	$49,686	$-	$49,686	100%
Impairment of intangible assets	$22,355	$-	$22,355	100%

Total costs of services and operating expenses	$140,373	$37,715	$102,658	272%

Cost of services

Cost of services increased by approximately $2,414 thousand, or 253%, to approximately $3,367 thousand for the year ended December 31, 2022, from approximately $953 thousand for the year ended December 31, 2021. Cost of services includes the purchasing of data for $2,249 thousand, an increase of 143% year over year, which reflects the cost we paid to the OEMs and other data providers for their data.

Third‑Party Cloud Infrastructure

Third‑party cloud infrastructure expenses increased by approximately $1,963 thousand, or 70%, to approximately $4,777 thousand for the year ended December 31, 2022, from approximately $2,814 thousand for the year ended December 31, 2021. The increase largely occurred as a result of The Floow Acquisition as well as an increase in traffic and data storage related to our platform maintenance and internal research and development use.

Research and Development

Research and development expenses increased by approximately $10,496 thousand, or 87%, to approximately $22,573 thousand for the year ended December 31, 2022, from approximately $12,077 thousand for the year ended December 31, 2021. The increase was mainly due to workforce growth in connection with The Floow Acquisition and the Neura Acquisition.

Sales and Marketing

Sales and marketing expenses increased by approximately $12,326 thousand, or 131%, to approximately $21,761 thousand for the year ended December 31, 2022 from approximately $9,435 thousand for the year ended December 31, 2021. The increase was mainly due to workforce growth in connection with The Floow Acquisition and the Neura Acquisition.

General and Administrative

General and administrative expenses increased by approximately $10,155 thousand, or 85%, to approximately $22,059 thousand for the year ended December 31, 2022 from approximately $11,904 thousand for the year ended December 31, 2021. The increase was primarily attributable to an increase in headcount in connection with The Floow Acquisition and the Neura Acquisition.

Depreciation and amortization

Depreciation and amortization increased by approximately $2,217 thousand, or 417%, to approximately $2,749 thousand for the year ended December 31, 2022, from approximately $532 thousand for the year ended December 31, 2021. The increase was primarily attributable to the amortization of technology, customer relationships and trademarks with a useful life of two to eight years that was acquired in connection with the Neura Acquisition and The Floow Acquisition and began amortizing in October 2021 and April 2022, respectively.

Contingent consideration income

During the year 2022, the contingent consideration accrual in relation to The Floow Acquisition decreased by $8,954 thousand.

Impairment of goodwill and intangible assets

Company fully wrote off the goodwill and intangible assets from Neura and The Floow in the total amount of $72,041 thousand, comprised of impairment of goodwill in the amount of $49,686 thousand and technology in the amount of $22,355 thousand. Impairment was triggered by the decrease in the stock market and recorded in compliance with ASC 350 "Intangibles—Goodwill and Other."

Financial (Expense) Income, Net

	Year Ended December 31,		Change	Change
	2022	2021	$	%
	(Dollars in thousands)
Financial (Expense) Income, Net	$2,455	$5,280	$(2,825)	(54)%

Financial income was $2,455 thousand in the year ended December 31, 2022 compared to financial income of $5,280 thousand in the year ended December 31, 2021. The change was primarily related to the revaluation of warrants and redeemable convertible preferred shares, interest income from deposits and investment in marketable securities, and currency exchange changes.

B. Liquidity and Capital Resources

From our inception through the year ended December 31, 2020, we financed our operations primarily through proceeds received from sales of equity securities. In the years ended December 31, 2022 and December 31, 2021, our principal source of liquidity was the $224 million of net proceeds received from the Business Combination. As of December 31, 2022 and December 31, 2021, we had approximately $140.6 million and $208.1 million in cash, cash equivalents, restricted cash and, marketable securities. Our deposits consist of US and Israeli deposits.

We believe that our existing cash, cash equivalents, and short‑term and long‑term investments will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months from the date of this Annual Report. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash received from customers, the expansion of sales and marketing activities, the timing and extent of spending to support development efforts, the price at which we are able to purchase public cloud capacity, expenses associated with our international expansion, the introduction of platform enhancements, and the continuing market adoption of our platform. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

The following table shows a summary of our cash flows for the periods presented:

	Year Ended December 31,
(Dollars in thousands)	2022	2021
Net cash used in operating activities	$(56,373)	$(33,361)
Net cash provided by (used in) investing activities	$(127,808)	$2,680
Net cash provided by financing activities	$140	$223,776
Foreign currency effect on cash and cash equivalents and short-term restricted cash	$(1,244)	$-
Net increase (decrease) in cash and cash equivalents and short‑term restricted cash equivalents	$(185,285)	$193,095

Operating Activities

Our primary uses of cash from operating activities are for personnel‑related expenses, sales and marketing expenses, third‑party cloud infrastructure expenses and overhead expenses.

Cash used in operating activities mainly consist of our net loss adjusted for certain non‑cash items, including contingent consideration income related to The Floow Acquisition, share‑based compensation, change in the fair value of the warrants, depreciation and amortization expenses, impairment of goodwill and intangible assets and changes in operating assets and liabilities during each period.

During the year ended December 31, 2022 and 2021, net cash used in operating activities was approximately $56.4 million and $33.4 million, respectively. The primary factors affecting operating cash flows during these periods were net losses of approximately $131.1 million and $30.9 million during the years ended December 31, 2022 and December 31, 2021, respectively, primarily due to a significant increase in headcount across the Company, costs incurred in relation to merger and acquisition activity and the costs of being a public company.

Investing Activities

Cash used in investing activities during the year ended December 31, 2022 was approximately $127.8 million as a result of net investment in The Floow of approximately $11 million, net of investments in bank deposits and marketable securities of approximately $116.5 million, and purchases of property and equipment to support additional office facilities and long term assets of approximately $0.2 million.

Cash provided by investing activities during the year ended December 31, 2021 was approximately $2.7 million as a result of net investment in Neura of approximately $10 million, as a result of net releases of short‑term investments of $12.8 million and purchases of property and equipment to support additional office facilities and long term assets of approximately $0.2 million.

Financing Activities

Cash provided by financing activities for the year ended December 31, 2022 was approximately $140 thousand, all from option exercises. Cash provided by financing activities for the year ended December 31, 2021 was approximately $223.8 million, primarily as a result of proceeds from the Business Combination, net of issuance costs, and $44 thousand from option exercises.

Contractual Obligations and Commitments

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

Off‑Balance Sheet Arrangements

The Company has a bank guaranty to the leased premises' landlord of $229 thousand.

C. Research and Development, Patents and Licenses, Etc.

Our research and development activities are primarily located in Israel and the United Kingdom.

Research and development expenses are primarily comprised of costs of our research and development personnel and other development‑related expenses. Research and development personnel focus primarily on continuously enhancing our vehicle data marketplace. We invest in research and development in order to address our customer's needs across a range of use cases and create unique differentiation for our business and offerings in the market. For a description of our research and development expenses and the amounts that we have incurred over the last three years pursuant to those programs, please see "Item 5. Operating and Financial Review and Prospects — Components of Results of Operations — Research and Development" and "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Research and Development."

D. Trend Information

During the fourth quarter of 2022, the Company commenced the Cost Reduction Initiative, which included a workforce reduction of a significant number of employees in connection with the Company adjusting its budget for 2023 to focus on managing expenses and preserving operating capital to achieve its growth and profitability goals. In connection with the Cost Reduction Initiative, the Company is sunsetting its MI services and intends to sunset its Connected Vehicle Data services during the first half of 2023.

We anticipate that the Cost Reduction Initiative will be substantially complete by the end of the second quarter of 2023 and that, as a result of completing the Cost Reduction Initiative, we will recognize substantial cost savings. The estimates of the charges and expenditures that we expect to incur in connection with the workforce reduction, and timing thereof, are subject to a number of assumptions, including local law requirements in various jurisdictions, and we may incur costs that are greater than we currently expect in connection with the Cost Reduction Initiative.

Other than described above and in our Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Revenue Recognition

The Company recognizes revenue at the time control of services is transferred to its customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company's revenue is comprised mainly of subscription fees from customers accessing its enterprise cloud computing services ("SaaS subscriptions").

In addition, the Company provides customization, research, and analytical services to its customers, such professional services revenues are recognized as services are delivered.

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

The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The Company evaluates the terms and conditions included within the customer's contracts to ensure appropriate revenue recognition, including whether products and services are considered distinct performance obligations that should be accounted for separately versus together. For contracts with multiple performance obligations, the transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The Company determines standalone selling price by considering the historical selling price of these performance obligations in similar transactions as the well as other factors, including, but not limited to, competitive pricing of similar products, other software vendor pricing, industry publications and current pricing practices.

The Company's SaaS subscriptions revenues consist primarily of fees to provide the Company's customers access to its cloud-based platform, including routine customer support. Subscription service contracts do not provide customers with the right to take possession of the software, are cancelable, and do not contain general rights of return. The Company recognizes subscription revenues ratably over the contract term beginning on the commencement date of each contract, which is the date the Company makes the services available to the customers.

The Company's subscription contracts typically have a term of up to three years and are based on fixed-fee and/or a pay-per-use basis. Certain pay-per-use contract includes minimum monthly or annual fees. For fixed-fee basis contracts, invoicing occurring in quarterly or monthly installments at the end of each period. Fixed or substantive minimum fees are recognized ratably over the term of the arrangement beginning on the date that the service is made available to the customer. For pay-per-use contracts, the Company applies the ‘as-invoiced' practical expedient and recognizes revenue in the amount which is equivalent to the service rendered each month. Invoicing is normally done monthly at the end of each month.

Contract assets consist of unbilled accounts receivable, which occur when a right to consideration for the Company's performance under the customer contract occurs before invoicing to the customer. The amount of unbilled accounts receivable included within accounts receivable, net, on the consolidated balance sheets.

Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. To the extent the Company bills customers in advance of the billing period commencement date, the trade receivable and corresponding deferred revenue amounts are netted to zero on the Company's consolidated balance sheets, unless such amounts have been paid as of the balance sheet date. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date.

Share‑Based Compensation

We measure share‑based awards granted to our employees, consultants or advisors or our affiliates based on their fair value on the date of the grant and recognizes compensation expense of those awards, over the requisite service period, which is generally the vesting period of the respective award. We apply the straight‑line method of expense recognition to all awards with only service‑based vesting conditions.

We estimate the fair value of each share option grant on the date of grant using the Black‑Scholes option‑pricing model, which uses as inputs the fair value of the ordinary shares and assumptions for the volatility of the ordinary shares, the expected term of its share options, the risk‑free interest rate for a period that approximates the expected term of our share options and their expected dividend yield.

Recently Issued Accounting Pronouncements

See Note 2 to our financial statements included elsewhere in this Annual Report for recently issued accounting pronouncements not yet adopted as of the date of this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table provides information about our directors and executive officers as of March 31, 2023. The address for each of the directors and executive officers is 16 Abba Eban Blvd. Herzliya Pituach 467256, Israel.

Name	Age	Position(s)
Ben Volkow	49	Chief Executive Officer, Founder and Director
Bonnie Moav	45	Chief Financial Officer
Aldo Monteforte	56	Chief Executive Officer of The Floow
Andrew Geisse	66	Director
Benny Schnaider	65	Director
Jonathan Huberman	58	Director
Meir Moshe	69	Director
Vered Raviv Schwarz	54	Director

Ben Volkow, Chief Executive Officer, Founder and Director

Ben Volkow founded Otonomo in 2015 and has served as Otonomo's Chief Executive Officer since then and serves as the board chairman. As founder and CEO of three successful companies, Mr. Volkow brings an extensive track record and rich entrepreneurial experience. From 2012 to 2015, Mr. Volkow served as a Business Unit General Manager at F5 Networks (Nasdaq: FFIV), which he joined after the acquisition of Traffix Communication Systems Ltd., where he was Co‑Founder and CEO from 2006 to 2012. As the founder and CEO of Traffix, Mr. Volkow built a multi‑million dollar global business. From 2003 to 2005, Mr. Volkow managed R&D groups in Sendo (UK), which provided advanced mobile data solutions. From 2001 to 2003, Mr. Volkow filled various roles at Panasonic Mobile Communications (UK), which included building their first European market products. Mr. Volkow was the Co‑founder of VC‑backed Sedona Networks, a provider of advanced network solutions. Mr. Volkow studied Computer Science at the Academic College of Tel Aviv‑Yaffo.

Bonnie Moav, Chief Financial Officer

Bonnie Moav has served as Otonomo's Chief Financial Officer since 2017. From 2011 to 2017, Ms. Moav served as Director and Vice President Finance at Vizrt Technologies (formerly traded on the Oslo Stock Exchange), a leading provider of software‑defined visual storytelling tools (#SDVS) for media content creators, where she oversaw the financial management of the Vizrt's annual turnover of over $140 million and supported these aspects of Vizrt's activity through to its acquisition by a private equity fund. From 2010 to 2011, Ms. Moav served as a controller at Checkpoint Technologies Ltd a leading software company traded on Nasdaq. From 2001 to 2009, Ms. Moav was a Senior Manager at Ernst & Young, where she was responsible for designing and implementing financial strategies, processes and policies. Ms. Moav is a Certified Public Accountant and holds an MBA (Major in Finance) from the Tel Aviv University, a BA in Accounting from the Tel‑Aviv University and L.LB in Law form the Tel‑Aviv University.

Aldo Monteforte, Chief Executive Officer of The Floow

Aldo Monteforte has served as Chief Executive Officer of The Floow since February 2012. In 2000, after a career in investment banking, Aldo became an entrepreneur and investor in high growth telematics companies. He conceived and founded The Floow in 2012, with the vision of making mobility safer and smarter for all. Aldo saw the potential to transform the telematics industry from the convergence of mobile technologies, large scale data mining and psychology applied to driver behavior. Aldo is a graduate of Stanford University, Graduate School of Business, where he earned an MSc in Management (Sloan Fellows). He is a member of the Sloan Alumni Advisory Board of Stanford GSB and graduated "cum laude" from the University of Pavia's "Economia e Commercio" program in Italy.

Andrew Geisse, Director

Andrew Geisse has served as a member of the Otonomo board of directors since 2016. He is an Operating Partner of Bessemer Venture Partners and has over 40 years of experience working in the technology industry. Mr. Geisse is the former CEO of AT&T Business Solutions and the former CIO of AT&T, Inc. Since 2018, Mr. Geisse has served as member of the board of directors of RM2, a smart, reusable pallet company. Mr. Geisse served as a member of the board of directors of Broadsoft, a Nasdaq‑listed company, from 2015 until its acquisition by Cisco Systems, Inc. in 2018. Mr. Geisse also previously served on the board of directors of FixStream, an artificial intelligence platform for information technology operations, and iSight Partners, a cybersecurity company. Mr. Geisse holds a Bachelor of Arts in Mathematics and Economics from the University of Missouri and a MBA from the Olin School of Business at Washington University.

Benny Schnaider, Director

Benny Schnaider has served as a member of the Otonomo board of directors since 2016. Mr. Schnaider currently serves as a Partner at StageOne Ventures. Mr. Schnaider is a prolific investor and startup entrepreneur and also currently serves as the Co‑Founder and President of Salto Labs, a business app configuration platform. Prior to Salto, Mr. Schnaider founded Pentacom, which was acquired by Cisco in 2000, co‑founded P‑Cube, which was acquired by Cisco in 2004, co‑founded and served as CEO of Qumranet, which was acquired by Red Hat in 2008, served as the chairman of Traffix Systems, which was acquired by F5 in 2012, and served as Chairman, President and Co‑Founder of Ravello Systems, which was acquired by NetApp in 2020. Mr. Schnaider is a member of the board of directors of Salto, vHive, Colabo and ScyllaDB. Mr. Schnaider also previously served on the board of directors of Ravello and Spot.IO. Mr. Schnaider holds a Bachelor of Science in Computer Engineering from Technion, the Israel Institute of Technology and a Master of Science in Engineering Management from Santa Clara University.

Jonathan Huberman, Director

Jonathan Huberman has served as a member of the Otonomo board of directors since the closing of the Business Combination on August 13, 2021.  Jonathan Huberman currently serves as the Chief Executive Officer, President and Chairman of the Board of Directors of Nogin, Inc. (Nasdaq: NOGN) and has over 25 years of high-tech business leadership experience. He was the Chairman, Chief Executive Officer and Chief Financial Officer of SWAG, a blank check company that raised an aggregate of approximately $231.5 million in its initial public offering (including partial exercise of the over-allotment option) in August 2021, and announced in February 2022 that it had entered into a definitive agreement with respect to its initial business combination with Nogin. From 2020 through August 2021, he was the Chairman, Chief Executive Officer and Chief Financial Officer of Software Acquisition Group Inc. II (Nasdaq: SAII), a blank check company that raised an aggregate of $172.5 million in its initial public offering (including exercise of the over-allotment option) in September 2020, and that closed its initial business combination with Otonomo Technologies Ltd., a cloud-based software provider that captures and anonymizes vehicle data, in the third quarter of 2021. He was previously the Chairman, Chief Executive Officer and Chief Financial Officer of Software Acquisition Group Inc. (Nasdaq: SAQN), a blank check company that raised an aggregate of $149.5 million in its initial public offering (including exercise of the over-allotment option) in November 2019, and that closed its initial business combination with CuriosityStream, Inc., or CuriosityStream, a global streaming media service that provides factual content on demand, in the fourth quarter of 2020. From 2017 to 2019, Mr. Huberman was Chief Executive Officer of Ooyala, a provider of media workflow automation, delivery and monetization solutions, which he and Mike Nikzad, SWAG's former Vice President of Acquisitions and Director, acquired from Telstra in 2018. Together with Mr. Nikzad, they turned around an underperforming company and sold Ooyala's three core business units to Invidi Technologies, Brightcove (Nasdaq: BCOV) and Dalet (EPA: DLT), major players in the same sector. Previously, Mr. Huberman served as the Chief Executive Officer of Syncplicity, a SaaS enterprise data management company, which he sourced and acquired from EMC and engineered an exit to Axway (EPA: AXW). Prior to this, from 2013 to 2015, Mr. Huberman was the Chief Executive Officer of Tiburon, an enterprise software company serving the public safety sector, which he sold to Tritech Systems, and before that he was the Chief Executive Officer at Iomega Corporation (NYSE: IOM), a consumer and distributed enterprise storage solutions provider. After Iomega was acquired by EMC Corporation in 2008, Mr. Huberman served as President of the Consumer and Small Business Division of EMC. In addition to his experience leading turnarounds and exits at five technology companies, Mr. Huberman spent nine years as an investor for the Bass Family interests where he led investments in private and public companies. He also had senior roles leading the operations of the technology investments of the Gores Group and Skyview Capital. In the last five years he has served as a director of Aculon, Inc., a privately held provider of easy-to-apply nanotech surface-modification technologies, as well as Venture Corporation Limited (SGX: V03) a high-tech design and manufacture firm based in Singapore. Mr. Huberman holds a Bachelor of Arts in Computer Science from Princeton University and an MBA from The Wharton School at the University of Pennsylvania.

Meir Moshe, Director

Meir Moshe has served as a member of the Otonomo board of directors since June 2022. From June 1999 to January 2016, served as Chief Financial Officer of Radware Ltd. (Nasdaq: RDWR). He has served as a director and member of the audit committee in multiple public companies, including Ability Inc. (from 2016 to 2017), Carasso Motors Ltd. (from 2018 to 2019) and Albert Technologies Ltd. (from 2018 to 2019). He currently serves as a board member of Radware Ltd. (Nasdaq: RDWR). Mr. Moshe holds a B.Sc. in economics and accounting from Tel Aviv University, Israel and is a certified public accountant.

Vered Raviv Schwarz, Director

Vered Raviv Schwarz has served as a member of the Otonomo board of directors since the closing of the Business Combination on August 13, 2021. Ms. Schwarz is the President and Chief Operating Officer of Guesty, Inc., a property management platform for short‑term and vacation rentals. Prior to her time at Guesty, Ms. Schwarz served as the Chief Operating Officer of Fiverr, an online marketplace for freelance services, from 2012 to 2018. Before Fiverr, Ms. Schwarz served as the General Counsel and Vice President of Global Operations at Kenshoo and MediaMind (Sizmek Inc.) and as the Vice President of Legal Affairs at Radware Ltd. Prior to joining Radware Ltd, Ms. Schwarz practiced as a lawyer, specializing in corporate law, mergers and acquisitions and initial public offerings. Ms. Schwarz holds an LL.B and an LL.M in Commercial Law from Tel Aviv University.

B. Compensation of Directors and Executive Officers

Directors

Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then, the compensation committee and the board of directors may approve such compensation, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors. Furthermore, shareholder approval will also be required, provided that:

•
at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

•
the total number of shares of non‑controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in Otonomo.

Executive Officers other than the Chief Executive Officer

The Companies Law requires the approval of the compensation of a public company's executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company's board of directors, and (iii) if such compensation arrangement is inconsistent with the company's stated compensation policy, the company's shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company's stated compensation policy, the compensation committee and board of directors may override the shareholders' decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

An amendment to an existing arrangement with an office holder (who is not a director) requires only the approval of the compensation committee if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer shall not require the approval of the compensation committee if (i) the amendment is approved by the chief executive officer, (ii) the company's compensation policy provides that a non‑material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the chief executive officer and (iii) the engagement terms are consistent with the company's compensation policy.

Chief Executive Officer

Under the Companies Law, the compensation of a public company's chief executive officer is required to be approved by: (i) the company's compensation committee; (ii) the company's board of directors, and (iii) the company's shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders' decision if each of the compensation committee and the board of directors provide detailed reasons for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company's stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company's stated compensation policy, and that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company's ability to employ the chief executive officer candidate.

Aggregate Compensation of Office Holders

The aggregate compensation accrued and paid by our company and its subsidiaries to our executive officers and directors, including share‑based compensation, for the year ended December 31, 2022, was approximately $8.3 million. This amount includes approximately $7.0 million to its employees executive officers set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefit costs commonly reimbursed or paid by companies in Israel.

During the fourth quarter 2022, Otonomo initiated a workforce reduction of a significant number of its employees as Otonomo adjusted its budget for 2023 to focus on managing expenses and preserving operating capital to achieve its growth and profitability goals. In connection with the workforce reduction, Otonomo sunsetted its MI services. The workforce reduction started in the fourth quarter of 2022 and is expected to be completed during the first half of 2023. In connection with the reduction in workforce, the Company has released its Chief Marketing Officer and Chief Revenue Officer, effective of March 31, 2023.

As of December 31, 2022, options to purchase 3,794,895 of our ordinary shares granted to our executive officers and directors were outstanding under the 2016 Share Option Plan and options to purchase 434,484 of our ordinary shares granted to our executive officers and directors were outstanding under the 2021 Share Incentive Plan, respectively, at a weighted average exercise price of $0.128 and $9.230, respectively. In addition, as of December 31, 2022, RSUs covering an aggregate total of 2,365,926 ordinary shares granted to our executive officers and other employees were outstanding under the 2021 Share Incentive Plan.

The summary below outlines the compensation granted to our five most highly compensated executive officers during the year ended December 31, 2022. The compensation detailed in the summary below refers to actual compensation granted or paid during such year:

Mr. Ben Volkow, Co‑Founder, Chief Executive Officer and Chairman of the Board. Compensation expenses recorded in 2022 of $303.6 thousand in salary expenses, $79.8 thousand in value of social benefits costs, $1,240.6 thousand in value of equity‑based compensation and $551.9 thousand in all other compensation which represents, among other things, retention compensation and the 2022 management bonus. Compensation represents the aggregate yearly gross monthly salaries or other payments with respect to the Company's executive officers for the year 2022. Mr. Volkow does not receive extra compensation for his service as a member of the board of directors.

Ms. Bonnie Moav, Chief Financial Officer. Compensation expenses recorded in 2022 of $267.9 thousand in salary expenses, $71.8 thousand in value of social benefits costs, $454.9 thousand in value of equity‑based compensation and $316.6 thousand in all other compensation represents, among other things, retention compensation and the 2022 management bonus.

Mr. Aldo Monteforte, Chief Executive Officer of The Floow. Compensation expenses recorded in 2022 of $265.0 thousand in salary expenses, $42.2 thousand in value of social benefits costs, $78.4 thousand in value of equity‑based compensation and $36.3 thousand in all other compensation represents, among other things, retention compensation and the 2022 management bonus. Employment began on April 14, 2022.

Mr. Anders Truelsen, Chief Revenue Officer. Compensation expenses recorded in 2022 of $465.0 thousand in salary expenses, $72.4 thousand in value of social benefits costs, $1,403.8 thousand in value of equity‑based compensation and $318.3 thousand in all other compensation represents, among other things, retention compensation and the 2022 management bonus. In connection with the Cost Reduction Initiative, the Company released Mr. Truelsen effective as of March 31, 2023.

Mr. Fred Kohout, Chief Marketing Officer. Compensation expenses recorded in 2022 of $425.0 thousand in salary expenses, $56.7 thousand in value of social benefits costs, $507.8 thousand in value of equity‑based compensation and $69.6 thousand in all other compensation represents, among other things, retention compensation and the 2022 management bonus. In connection with the Cost Reduction Initiative, the Company released Mr. Kohout effective as of March 31, 2023.

We pay to each of our non‑employee directors an annual cash retainer as follows: chairperson of the board of directors: $30,000; chairperson of the audit committee, compensation committee and nominating committee: $30,000, $30,000 and $30,000, respectively; member of the audit committee, compensation committee and nominating committee: $20,000, $20,000 and $20,000, respectively; and each other director: $30,000. Such compensation will not be cumulative and the non‑employee directors will receive the highest level of compensation to which they are entitled. Additionally, we grant each of our non‑employee director annual grants in a value of up to $180,000 each. We also intend to reimburse them for expenses arising from their board membership.

Share Option Plans

2016 Share Option Plan

On February 11, 2016, we adopted the Plan, and on December 26, 2016, we adopted the Sub‑Plan (collectively, the "2016 Share Option Plan"). The 2016 Share Option Plan provides for the grant of options to employees, directors, office holders, services providers, and consultants of Otonomo and its subsidiaries. As of December 31, 2022, a total of 7,601,578 options to purchase ordinary shares were outstanding under the 2016 Share Option Plan, with a weighted average exercise price of $0.184 per share. Our board of directors, or a duly authorized committee of our board of directors, administers the 2016 Share Option Plan.

We no longer grant any awards under the 2016 Share Option Plan as it was superseded by our 2021 Share Incentive Plan, although outstanding options previously granted under the 2016 Share Option Plan remain governed by the 2016 Share Option Plan.

2021 Share Incentive Plan

In connection with the closing of the Business Combination, we adopted a new share incentive plan (the "2021 Plan"), under which we may grant equity‑based incentive awards to attract, motivate and retain the talent for which it competes. Following the adoption of the 2021 Plan, we no longer grant any awards under the 2016 Share Option Plan, though previously granted options under the 2016 Share Option Plan remain outstanding and governed by the 2016 Share Option Plan.

The maximum number of Otonomo ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 5,562,559 shares (which also includes any shares subject to awards under the 2016 Share Option Plan that have expired or become unexercisable without having been exercised), and (ii) an annual increase on the first day of 2023 and ending in and including the last year of the term of the 2021 Plan, equal to the lesser of (A) 5% of the total number of Otonomo ordinary shares outstanding as of the end of the last day of the immediately preceding calendar year, and (B) such smaller amount of Otonomo ordinary shares as is determined by the committee established by the Otonomo board of directors to administer the 2021 Plan, if so determined prior to January 1st of the calendar year in which the increase will occur; provided, however, that no more than 30,000,000 ordinary shares in total may be issued upon the exercise of incentive stock options, or ISOs, under the 2021 Plan. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2016 Share Option Plan may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion.

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

The administrator also has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time before the date of expiration of its ten‑year term (unless extended by the administrator pursuant to the provisions of the 2021 Plan).

The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 and Section 3(i) of the Ordinance and for awards granted to our United States employees or service providers, including "incentive stock options" ("ISOs") or nonqualified stock option awards to those recipients who are deemed to be residents of the United States for tax purposes, in compliance with the provisions of the Code, including, without limitations, Section 422, 409A and 83 of the Code.

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non‑employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits.

The 2021 Plan provides for the grant of stock options (including ISOs and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share‑based awards. Options granted under the 2021 Plan to our employees who are U.S. residents may qualify as ISOs within the meaning of Section 422 of the Code or may be nonqualified stock options. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant shareholders).

C. Board Practices

Corporate Governance Policies

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, opt out from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee, compensation committee and nominating committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, we have elected to opt out of those requirements of the Companies Law. These exemptions will continue to be available to us so long as: (i) it does not have a "controlling shareholder" as used under the Companies Law, (ii) its shares are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) it complies with the director independence requirements and the audit committee, compensation committee and nominating committee composition requirements under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers.

The term "controlling shareholder" as used in the Companies Law (including by reference to the term "control" as used in the Israeli Securities Law) for purposes related to external directors and for the requirements related to appointment to the audit committee, compensation committee or nominating committee, as described below, means a shareholder with the ability to direct the activities of the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters (including various related party transactions), a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company.

Accordingly, we comply with Nasdaq rule 5605(b)(1), which requires that the board of directors be comprised of a majority of independent directors. A majority of our board of directors is composed of directors who are "independent" as defined by the rules of Nasdaq and all of the nonmanagement directors qualify as "independent" under these standards. The board of directors has established categorical standards to assist it in making its determination of director independence. We use the definition of "independence" of Nasdaq to make this determination. We are listed on Nasdaq and Nasdaq Listing Rule 5605(a)(2) provides that an "independent director" is a person other than an officer or employee of our company or any other individual having a relationship which, in the opinion of the board or directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq rules provide that the following persons shall not be considered independent:

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

•
a director who is or has a family member who is a partner in, of a controlling shareholder of, or an executive officer of an entity to which we made, or from which our company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

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

Under such definitions, we have 5 independent directors.

The board of directors will assess on a regular basis, and at least annually, the independence of directors and will make a determination as to which members are independent. References to "our company" above include any subsidiary in a consolidated group with our company. The terms "immediate family member" and "executive officer" above are expected to have the same meanings specified for such terms in the Nasdaq listing standards.

As a foreign private issuer whose shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of Nasdaq. Pursuant to the "foreign private issuer exemption". However, as a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the Nasdaq corporate governance rules, provided that it disclose which requirements we are not following and the equivalent Israeli requirement. Pursuant to this "home country practice exemption" with respect to the following:

•
We follow the quorum requirement for shareholder meetings. As permitted under the Companies Law, pursuant to the Amended and Restated Articles of Association of Otonomo (the "Otonomo Articles") the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of its shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under the Nasdaq corporate governance rules.

•
We intend to adopt and approve material changes to equity incentive plans in accordance with the Companies Law which does not impose a requirement of shareholder approval for such actions. In addition, we intend to follow Israeli corporate governance practice instead of the Nasdaq corporate governance rule which requires shareholder approval prior to an issuance of securities in connection with equity‑based compensation of officers, directors, employees, or consultants; and

•
We follow Israeli corporate governance practice instead of the Nasdaq corporate governance rule requiring shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in Otonomo and certain acquisitions of the stock or assets of another company).

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

Chairperson of the Board

The Otonomo Articles provide that the chairman of the board is appointed by the members of the board of directors and serves as chairman of the board throughout his term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, in a public company, the chief executive officer (or any relative of the chief executive officer) may not serve as the chairman of the board of directors, and the chairman (or any relative of the chairman) may not be vested with authorities of the chief executive officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•
at least a majority of the shares of non‑controlling shareholders or shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

•
the total number of shares of non‑controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed 2% of the aggregate voting rights in the company.

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

Audit Committee

Under the Companies Law, the board of directors of a public company must appoint an audit committee (the "Audit Committee"). The Audit Committee is responsible, among its other duties and responsibilities, for overseeing our accounting and financial reporting processes, audits of financial statements, qualifications and independence of the independent registered public accounting firm, the effectiveness of internal control over financial reporting and the performance of the internal audit function and independent registered public accounting firm. The Audit Committee reviews and assesses the qualitative aspects of our financial reporting, processes to manage business and financial risks, and compliance with significant applicable legal, ethical and regulatory requirements. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm. In addition, the Audit Committee is responsible for the following additional matters pursuant to the Companies Law:

•
recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor's engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

•
identifying irregularities in our business administration, including by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•
reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company's business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

•	establishing procedures for the handling of employees' complaints as to the management of our business and the protection to be provided to such employees.

The charter of the Audit Committee is available without charge at https://investors.otonomo.io.

The members of the Audit Committee are Jonathan Huberman, Meir Moshe and Vered Raviv Schwarz. The board of directors designated Jonathan Huberman and Meir Moshe as "audit committee financial experts" and determined that each member is "financially literate" under the Nasdaq rules. The board of directors also determined that each member of the Audit Committee is "independent" as defined under the Nasdaq rules and Exchange Act rules and regulations.

Compensation Committee

Under the Companies Law, the board of directors of a public company must appoint a compensation committee (the "Compensation Committee"). The Compensation Committee is responsible, among its other duties and responsibilities, for reviewing and approving all forms of compensation to be provided to, and employment agreements with, the executive officers and directors of Otonomo and its subsidiaries, establishing the general compensation policies of our company and its subsidiaries and reviewing, approving and overseeing the administration of the employee benefits plans of our company and its subsidiaries. The Compensation Committee is also responsible for:

•
recommending to the board of directors with respect to the approval of the compensation policy for "office holders" (a term used under the Companies Law, which essentially means directors and executive officers) and, once every three years, regarding any extensions to a compensation policy that has been in effect for a period of more than three years;

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

The members of the Compensation Committee are Benny Schnaider, Andrew Geisse, and Meir Moshe. The board of directors determined that each member of the Compensation Committee is “independent” as defined under the Nasdaq listing standards. The Compensation Committee has the authority to retain compensation consultants, outside counsel and other advisers.

Compensation Policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, a compensation policy must be approved at least once every three years, first, by the board of directors, upon recommendation of its compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

•
such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such compensation policy and who are present and voting (excluding abstentions); or

•
the total number of shares of non‑controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy, does not exceed 2% of the company's aggregate voting rights.

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

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors as set forth in the Companies Law, including advancement of the company's objectives, business plan and long‑term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company's risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	the education, skills, experience, expertise and accomplishments of the relevant office holder:

•	the office holder's position, responsibilities and prior compensation agreements with him or her;

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

•
if the terms of employment include variable components‑the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non‑cash variable equity‑based components; and

•
if the terms of employment include severance compensation‑the term of employment or office of the office holder, the terms of his or her compensation during such period, the company's performance during the such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:

•	with regard to variable components of compensation:

•
with the exception of office holders who report directly to the chief executive officer, provisions determining the variable components on the basis of long‑term performance and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non‑measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder's contribution to the company; and

•	the ratio between variable and fixed components, as well as the limit on the values of variable components at the time of their grant.

•
a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company's financial statements;

•	the minimum holding or vesting period of variable equity‑based components to be set in the terms of office or employment, as applicable, while taking into consideration long‑term incentives; and

•	a limit on retirement grants.

Our compensation policy, which became effective immediately after the consummation of the Business Combination, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long‑term performance and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long‑term goals, as well as the executive officer's individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer's incentives to take excessive risks that may harm us in the long‑term, such as limits on the value of cash bonuses and equity‑based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity‑based compensation.

The compensation policy also addresses our executive officers' individual characteristics (such as their respective positions, education, scope of responsibilities and contribution to the attainment of its goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity‑based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer's base salary. In addition, the total variable compensation components (cash bonuses and equity‑based compensation) may not exceed 125% of each executive officer's total compensation package with respect to any given calendar year.

An annual cash bonus may be awarded to executive officers upon the attainment of pre‑set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our chief executive officer will be based on performance objectives and a discretionary evaluation of the executive officer's overall performance by the chief executive officer. The annual cash bonus that may be granted to executive officers other than our chief executive officer may be based entirely on a discretionary evaluation. Furthermore, our chief executive officer is entitled to recommend performance objectives, and such performance objectives will be approved by the Compensation Committee (and, if required by law, by our board of directors).

The performance measurable objectives of our chief executive officer is determined by our Compensation Committee and board of directors. A less significant portion of the chief executive officer's annual cash bonus may be based on a discretionary evaluation of the chief executive officer's overall performance by the Compensation Committee and the board of directors based on quantitative and qualitative criteria.

The equity‑based compensation under the compensation policy for our executive officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus. Primary objectives include enhancing the alignment between the executive officers' interests and our long‑term interests and those of our shareholders and strengthening the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity‑based awards, such as restricted shares and restricted share units, in accordance with our share incentive plan then in place. All equity‑based incentives granted to executive officers shall be subject to vesting periods in order to promote long‑term retention of the awarded executive officers. Equity‑based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

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

Our compensation policy, which was approved by our board of directors on April 20, 2021 and by our shareholders on April 26, 2021, respectively, became effective upon the closing of the Business Combination.

Nominating Committee

Our nominating committee (the "Nominating Committee") consists of Benny Schnaider, Vered Raviv Schwarz and Andrew Geisse, and is responsible, among other things, for:

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

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•
a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator's award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company's activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•
reasonable litigation expenses, including attorneys' fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorneys' fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third‑party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law and the Israeli Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company's articles of association:

•	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care to the company or to a third‑party, including a breach arising out of the negligent conduct of the office holder;

•	a financial liability imposed on the office holder in favor of a third‑party;

•	a financial liability imposed on the office holder in favor of a third‑party harmed by a breach in an administrative proceeding; and

•	reasonable litigation expenses, including attorneys' fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her.

Under the Companies Law, a company may not indemnify, exculpate, or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification, and insurance of office holders must be approved by the audit committee and the board of directors and, with respect to directors, also by shareholders.

Otonomo Articles permit to us to exculpate, indemnify and ensure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. The office holders are currently covered by a directors and officers' liability insurance policy.

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

The maximum indemnification amount set forth in such agreements is limited to an amount equal to the greater of $40,000,000 and 25% of our shareholder's equity as reflected in our most recent consolidated financial statements made publicly available prior to the date on which the indemnity payment is made. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third‑party pursuant to an indemnification arrangement.

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company's actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company's independent auditor or its representative. An "interested party" is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. As of Feb 7, 2022, Ariel Horowitz, from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, is acting as our internal auditor.

D. Employees

As of December 31, 2022, we had 225 full‑time (or full‑time equivalent) employees based primarily in Israel, including 38 employees engaged in research and development, 11 employees in product development and management, 23 employees in sales and marketing and 27 employees in general management, administration and finance. We also have 18 employees based in the United States, 103 employees based in the United Kingdom and 5 employees based in other European countries. None of our employees are represented by a labor union, and we consider our relations with our employees to be good. To date, we have not experienced any work stoppages. Due to the Cost Reduction Initiative, we anticipate significantly reducing our headcount by the end of second quarter of 2023.

E. Share Ownership

For information regarding the share ownership of our directors and officers, see Item 7.A. "Major Shareholders and Related Party Transactions—Major Shareholders." For information as to our equity incentive plans, see Item 6.B. "Director, Senior Management and Employees‑Compensation—Share Option Plans."

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2023 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d‑3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of February 28, 2023 through the exercise of any option, conversion or any other right. As of February 28, 2023, there were 141,880,227 ordinary shares outstanding.

Unless otherwise noted, the business address of each beneficial owner is c/o Otonomo Technologies Ltd., 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel.

Name and address of beneficial owner	Number of Ordinary Shares	%
Directors and Executive Officers
Ben Volkow(1)	16,743,073	11.4%
Bonnie Moav(2)	457,427	*
Aldo Monteforte(4)	1,033,080	0.7%
Andrew Geisse(3)	4,424,485	3.0%
Meir Moshe	103,846	*
Benny Schnaider(7)	1,012,644	0.7%
Vered Raviv Schwarz	121,846	*
Jonathan Huberman(8)	9,634,346	6.6%
All executive officers and directors as a group (8 persons)	33,530,747	23.2%
Five Percent or More Holders
Aptiv Financial Services (Luxembourg) S.à.r.l.(9)	9,398,274	6.4%
Mithaq Capital SPC(10)	33,310,690	22.8%

*	less than 1%

(1)	Consists of 16,480,079 ordinary shares held directly by Mr. Volkow and 262,994 ordinary shares subject to options and RSUs exercisable within 60 days of February 28, 2023.

(2)	Consists of ordinary shares subject to options and RSUs exercisable within 60 days of February 28, 2023.

(3)
Consists of: (a) 1,044,697 ordinary shares held by Andrew M and Jane S Geisse 2000 Trust (Mr. Geisse is affiliated with Andrew M and Jane S Geisse 2000 Trust and may be deemed to have beneficial ownership with respect to these shares); (b) 3,379,788 ordinary shares subject to options and RSUs exercisable within 60 days of December 31, 2022; and (c) 177,702 ordinary shares granted to Marla Bay Advisors, LLC subject to options exercisable within 60 days of December 31, 2022 (Mr. Geisse is affiliated with Marla BayAdvisors, LLC and may be deemed to have beneficial ownership with respect to these options).

(4)	Consists of 982,171 ordinary shares held directly by Mr. Monteforte and 50,909 ordinary shares subject to RSUs exercisable within 60 days of December 31, 2022.

(5)
Consists of: (a) 554,110 ordinary shares held by ZAG Trust (Mr. Schnaider is affiliated with ZAG Trust and may be deemed to have beneficial ownership with respect to these shares); and (b) 458,534 ordinary shares subject to options or RSUs exercisable within 60 days of December 31, 2022.

(6)
Consists of: (a) 5,200,000 ordinary shares underlying warrants exercisable within 60 days of December 31, 2022 held by Software Acquisition Holdings II LLC, of which Mr. Huberman is a member; (b) 4,312,500 ordinary shares held by Software Acquisition Holdings II LLC, of which Mr. Huberman is a member; and (c) 121,846 ordinary shares subject to RSUs exercisable within 60 days of December 31, 2022. Mr. Huberman disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The business address for Mr. Huberman is 1980 Festival Plaza Drive, Ste. 300, Las Vegas, Nevada 89135.

(7)
According to the Schedule 13G/A filed on February 2, 2023, Aptiv PLC (NYSE: APTV) is the ultimate beneficial owner of Aptiv Financial Services (Luxembourg) S.à.r.l. The members of the board of directors of Aptiv PLC may be deemed to have shared voting and dispositive control over the shares. The members of the board of directors of Aptiv PLC are Kevin P. Clark, Richard L. Clemmer, Nancy E. Cooper, Joseph L. (Jay) Hooley, Merit E. Janow, Sean O. Mahoney, Paul M. Meister, Robert K. (Kelly) Ortberg, Colin J. Parris, and Ana G. Pinczuk. The business address of each of the foregoing is 5 Hanover Quay, Grand Canal Dock, Dublin, D02 VY79, Ireland.

(8)
According to the Schedule 13D/A filed on August 10, 2022 by Mithaq Capital SPC, Mithaq Capital SPC, Turki Saleh A. AlRajhi and Muhammad Asif Seemab have shared voting and dispositive power over 33,310,690 ordinary shares. The business address of Mithaq Capital SPC and the other beneficial owners is Mithaq Capital SPC, c/o Synergy, Anas Ibn Malik Road, Al Malqa, Riyadh 13521 Saudi Arabia.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

As a number of our shares are held in book‑entry form, we are not aware of the identity of all of our shareholders. As of March 15, 2023, we had 6,970,029 ordinary shares held by 15 U.S. resident shareholders of record.

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2022.

Voting Agreements

On February 9, 2023, in connection with the execution of the Urgently Merger Agreement, certain shareholders of Otonomo entered into Voting Agreements with Urgently and Otonomo (the "Otonomo Voting Agreements").

Pursuant to the Otonomo Voting Agreements, such Otonomo shareholders have agreed, among other things, to vote or cause to be voted any issued and outstanding ordinary shares beneficially owned by such shareholders (or that may otherwise become beneficially owned by them prior to obtaining the shareholder approval in favor of the Merger) (the "Otonomo Covered Shares") at every shareholders' meeting of Otonomo during the term of the Otonomo Voting Agreements (i) in favor of (A) all proposals to approve the Urgently Merger Agreement, the Merger and the other transactions contemplated by the Urgently Merger Agreement and (B) all of the matters, actions and proposals that would reasonably be expected to facilitate the consummation of the Merger and the other transactions contemplated by the Urgently Merger Agreement, including any proposal to adjourn or postpone any meeting of the Otonomo shareholders to a later date if there are not sufficient votes to approve the proposals necessary to approve the Urgently Merger Agreement, the Merger and the other transactions contemplated by the Urgently Merger Agreement, provided that no Otonomo shareholder will be required to vote in favor of any waiver, modification or amendment to the terms of the Urgently Merger Agreement that would be less favorable in any material respect to such Otonomo shareholder than the Urgently Merger Agreement attached as an exhibit to this report (excluding any amendments affecting Otonomo shareholders who are directors, officers or employees of Otonomo in their capacities as such); and (ii) against (A) any competing acquisition proposal and (B) any amendments to Otonomo's organizational documents (other than as required to effect the Merger and the other transactions contemplated by the Urgently Merger Agreement) or any other proposal or transaction that would reasonably be expected to (1) impede, interfere with, delay, postpone or adversely affect in any manner the Merger or the other transactions contemplated by the Merger Agreement, (2) change, in any manner, the voting rights of any class of share capital of Otonomo, (3) result in any condition to the consummation of the Merger set forth in the Urgently Merger Agreement not being fulfilled or (4) result in a breach of any covenant, representation or warranty or other obligation or agreement of Otonomo under the Urgently Merger Agreement or the Otonomo shareholder under the Otonomo Voting Agreements in any material respect.

In addition, each Otonomo shareholder party to the Otonomo Voting Agreement has agreed that, with limited exceptions provided therein, during the period from the date of the Otonomo Voting Agreements until termination thereof, he, she or it will not transfer, directly or indirectly, any Otonomo Covered Shares.

Registration Rights Agreement

In connection with the Business Combination, certain equityholders of SWAG and certain equityholders of Otonomo entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which Otonomo agreed to file a shelf registration statement with respect to the registrable securities defined therein within twenty (20) business days of closing of the Business Combination. Pursuant to the Registration Rights Agreement, certain Otonomo equityholders of registrable securities may collectively request to sell all or any portion of their registrable securities in an underwritten offering up to four times in any 12‑month period and certain former SWAG holders of registrable securities may collectively request to sell all or any portion of their registrable securities in an underwritten offering up to two times in any 12‑month period, in each case, so long as the total offering price is reasonably expected to exceed $25,000,000; provided, however, that such Otonomo equityholders and such former SWAG holders may not collectively request more than two underwritten shelf takedowns in any 12‑month period. Otonomo also agreed to provide customary "piggyback" registration rights. The Registration Rights Agreement also provides that Otonomo will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

Confidentiality and Lock‑Up Agreement

In connection with the Business Combination, certain equityholders of Otonomo and certain equityholders of SWAG entered into a confidentiality and lockup agreement (the "Confidentiality and Lockup Agreement"). Pursuant to the Confidentiality and Lockup Agreement, the shareholder parties thereto agreed that they will not, (i) in the case of the equityholders of Otonomo listed on Exhibit B to the Confidentiality and Lockup Agreement, during the period beginning on August 13, 2021 and continuing to and including February 9, 2022, and (ii) in the case of Software Acquisition Holdings II LLC (the "Sponsor"), the former directors and officers of SWAG and certain members of Otonomo management, during the period beginning on the Closing Date and continuing to and including the date that is the earlier of (A) August 13, 2022 and (B) if the last sale price of Otonomo's ordinary shares equals or exceeds $12.00 per share (as adjusted after the Closing for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30‑trading day period commencing at least 150 days after August 13, 2021 (in each case, the "Lockup Period"), directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares, or any options or warrants to purchase any shares or any securities convertible into, exchangeable for or that represent the right to receive shares, or any interest in any of the foregoing, whether now owned or hereinafter acquired, owned directly by such shareholder (including holding as a custodian) or with respect to which such shareholder has beneficial ownership within the rules and regulations of the SEC (in each case, subject to certain exceptions set forth in the Confidentiality and Lockup Agreement).

Agreements with Officers

Employment Agreements. We entered into employment agreements with each of our executive officers, and the terms of each individual's employment or service, as applicable, were approved by our board of directors. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law.

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

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. "Financial Statements."

Legal and Arbitration Proceedings

From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of its business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment‑related matters. Other than as disclosed above, we are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which, if determined adversely to it, would individually or in the aggregate have a material adverse effect on our business, financial condition and results of operations.

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

Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company's articles of association provide otherwise. The Otonomo Articles do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by the board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to the company's most recently reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If a company does not meet such criteria, then it may distribute dividends only with court approval. In each case, we would only be permitted to distribute a dividend if its board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent it from satisfying its existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future pursuant to the Otonomo Articles.

Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E. "Taxation‑Taxation and government programs‑Israeli tax considerations and government programs" for additional information.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ordinary shares and warrants commenced trading on Nasdaq on August 16, 2021 under the trading symbols "OTMO" and "OTMOW," respectively. Prior to this, no public market existed for our ordinary shares or warrants.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares and warrants commenced trading on Nasdaq on August 16, 2021 under the trading symbols "OTMO" and "OTMOW," respectively. Prior to this, no public market existed for our ordinary shares or warrants.

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

Share Capital

As of December 31, 2022, we had 141,880,227 ordinary shares outstanding and 13,824,976 warrants outstanding. As of February 28, 2023, we had 142,340,200 ordinary shares outstanding and 13,824,976 warrants outstanding.

Shareholder meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual meeting of shareholders are referred to in Otonomo Articles as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two of our directors or one‑quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

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

•
the exercise of our board of directors' powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

Under the Otonomo Articles, we are not required to give notice to our registered shareholders pursuant to the Israeli Companies Law, unless otherwise required by law. The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, or as otherwise required under applicable law, notice must be provided at least 35 days prior to the meeting. Under the Companies Law, shareholders of a public company are not permitted to take action by written consent in lieu of a meeting. Otonomo Articles provide that a notice of general meeting shall be published by us on the website of (i) the United States Securities and Exchange Commission, and (ii) us, as a Current Report on Form 6‑K or Form 8‑K (or such other form prescribed by the applicable law), at a date prior to the meeting as required by law.

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

•
Agreement and Plan of Merger, dated as of February 9, 2023, by and among Otonomo, Urgently and Merger Sub. See "Item 4. Information on the Company—A. History and Development of the Company—Recent Developments— Entry into Urgently Merger Agreement" for more information about this document.

•
Agreement and Plan of Merger by and among Otonomo Technologies Ltd., Newton Merger Sub, Inc., Neura, Inc. and Shareholder Representative Services LLC, as stockholder representative, dated as of October 4, 2021. See "About this Annual Report" for more information about this document.

•
Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form F‑4 (File No. 333‑254186) filed with the SEC on May 28, 2021). See "Item 6. Director, Senior Management and Employees—C. Board Practices—Exculpation, Insurance and Indemnification" for more information about this document.

•
Compensation Policy for Directors and Officers (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form F‑4 (File No. 333‑254186) filed with the SEC on May 28, 2021). See "Item 6. Director, Senior Management and Employees—B. Compensation of Directors and Executive Officers" for more information about this document.

•
2016 Share Award Plan of Otonomo Technologies Ltd (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form F‑4 (File No. 333‑254186) filed with the SEC on May 28, 2021). See "Item 6. Director, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Option Plans" for more information about this document.

•
2021 Share Incentive Plan of Otonomo Technologies Ltd (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form F‑4 (File No. 333‑254186) filed with the SEC on May 28, 2021). See "Item 6. Director, Senior Management and Employees—B. Compensation of Directors and Executive Officers‑Share Option Plans" for more information about this document.

•
Form of Option Award Agreement under the 2021 Otonomo Technologies Ltd.'s Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form F‑4 (File No. 333‑254186) filed with the SEC on May 28, 2021). See "Item 6. Director, Senior Management and Employees‑B. Compensation of Directors and Executive Officers—Share Option Plans" for more information about this document.

•
Form of Restricted Stock Unit Agreement under the 2021 Otonomo Technologies Ltd.'s Equity Incentive Plan (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form F‑4 (File No. 333‑254186) filed with the SEC on May 28, 2021). See "Item 6. Director, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Option Plans" for more information about this document.

•
Warrant Agreement, dated as of September 14, 2020, between Continental Stock Transfer & Trust Company and Software Acquisition Group Inc. II (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form F‑4 (File No. 333‑254186) filed with the SEC on March 12, 2021). See Exhibit 2.1 for more information about this document.

•
Amended and Restated Warrant Agreement, dated as of August 13, 2021, by and among Software Acquisition Group Inc. II, Otonomo Technologies Ltd., Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form F‑1 (File No. 333‑259144) filed with the SEC on August 30, 2021). See Exhibit 2.1 for more information about this document.

•
Registration Rights Agreement, dated as of January 31, 2021, by and among Otonomo Technologies Ltd., certain equityholders of Otonomo Technologies Ltd. and certain equityholders of Software Acquisition Group Inc. II (incorporated by reference to Exhibit 4.10 to the Company's Registration Statement on Form F‑4 (File No. 333‑254186) filed with the SEC on March 12, 2021). See "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions" for more information about this document.

•
Confidentiality and Lockup Agreement, dated as of January 31, 2021, by and among Otonomo, certain equityholders and members of management of Otonomo and certain equityholders of Software Acquisition Group Inc. II (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form F‑4 (File No. 333‑254186) filed with the SEC on March 12, 2021). See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" for more information about this document.

•
Form of Voting Agreement dated as of February 9, 2023, by and among Otonomo Technologies Ltd., Urgent.ly Inc. and certain shareholders of Otonomo Technologies Ltd. (incorporated by reference to Exhibit 99.2 to the Company's Report on Form 6-K filed with the SEC on February 10, 2023). See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" for more information about this document.

D. Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non‑residents of Israel, except for shareholders who are subjects of certain countries that are, or have been, in a state of war with Israel at such time.

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

Law for the Encouragement of Industry (Taxes), 5729‑1969

The Law for the Encouragement of Industry (Taxes), 5729‑1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for "Industrial Companies." Otonomo may qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an "Industrial Company" as an Israeli resident‑company, of which 90% or more of its income in any tax year, other than income from certain government loans, capital gains, interest and dividends, is derived from an "Industrial Enterprise" owned by it and located in Israel or in the "Area," in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961 (the "Ordinance"). An "Industrial Enterprise" is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following are the main tax benefits available to Industrial Companies:

•
Amortization of the cost of purchased patent, rights to use a patent, and know‑how, which are used for the development or advancement of the Industrial Enterprise, over an eight‑year period, commencing on the year in which such rights were first exercised;

•	Under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies; and

•	Expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

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

Law for the Encouragement of Capital Investments, 5719‑1959

The Law for the Encouragement of Capital Investments, 5719‑1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Preferred Technological Enterprise, or a Special Preferred Technological Enterprise, is entitled to the benefits discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, the Company is required to comply with the requirements of the Investment Law.

The Investment Law was significantly amended effective as of April 1, 2005 (the "2005 Amendment"), as of January 1, 2011 (the "2011 Amendment") and as of January 1, 2017 (the "2017 Amendment"). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted to Industrial Companies under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a "Preferred Company" through its "Preferred Enterprise" (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a "Special Preferred Enterprise" (as such term is defined in the Investment Law) would be entitled, subject to certain conditions and during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends distributed from income which is attributed to a "Preferred Enterprise" will be subject to tax at the following rates: (i) Israeli resident corporations‑0% (although, if such dividends are subsequently distributed to individuals or a non‑Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply) (ii) Israeli resident individuals‑20% (iii) non‑Israeli residents (individuals and corporations)‑20%, subject to a reduced tax rate under the provisions of any applicable double tax treaty. The withholding tax rate applicable to distribution of dividend from such income to non‑Israeli residents is 25% (or 30% if distributed to a "substantial shareholder" at the time of the sale or at any time during the preceding twelve months period, as defined below), which may be reduced by applying in advance for a withholding certificate from the Israel Tax Authority. A "substantial shareholder" is generally a person who alone or together with such person's relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the "Means of Control" of the corporation. "Means of control" generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

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

New tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016 and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of "Technological Enterprises," as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a Preferred Company satisfying certain conditions will qualify as having a "Preferred Technological Enterprise" and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as "Preferred Technological Income," as defined in the Investment Law. The corporate tax rate is further reduced to 7.5% with respect to a Preferred Technological Enterprise located in development zone "A." In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain "Benefitted Intangible Assets" (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israel Innovation Authority.

The 2017 Amendment further provides that a Preferred Company satisfying certain conditions (including group consolidated revenues of at least NIS 10 billion) will qualify as a "Special Preferred Technological Enterprise" and will thereby enjoy a reduced corporate tax rate of 6% on "Preferred Technological Income" regardless of the company's geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain "Benefitted Intangible Assets" to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the Israel Innovation Authority. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. The withholding tax rate applicable to distribution of dividend from such income to non‑Israeli residents is 25% (or 30% if distributed to a "substantial shareholder" at the time of the sale or at any time during the preceding twelve months period), which may be reduced by applying in advance for a withholding certificate from the Israel Tax Authority. In addition, if such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

Otonomo believes that it may be eligible to the tax benefits under the 2017 Amendment. This should be further examined when relevant.

Taxation of our shareholders

Capital Gains Tax on Sales of our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares of Israeli companies, by both Israeli residents and non‑Israeli residents, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset's purchase price attributable to an increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary surplus is currently not subject to tax in Israel. The real gain is the excess of the total capital gain over the inflationary surplus.

Capital gains taxes applicable to non‑Israeli resident shareholders.

A non‑Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, will be exempt from Israeli tax if, among other conditions, the shares were not held through a permanent establishment that the non‑resident maintains in Israel. However, non‑Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non‑Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non‑Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non‑Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the "United States Israel Tax Treaty"), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a "U.S. Resident") is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares by the U.S. Resident would be subject to Israeli tax (unless exempt under the Israeli domestic law as described above). Under the United States Israel Tax Treaty, the gain may be treated as foreign source income for United States foreign tax credit purposes, upon an election by the U.S. Resident, and such U.S. Resident may be permitted to claim a credit for such taxes against the United States federal income tax imposed on such sale, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits. The United States Israel Tax Treaty does not provide such credit against any United States state or local taxes.

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

An Israeli resident corporation who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate (currently of 23%). An Israeli resident individual will generally be subject to capital gain tax at the rate of 25%. However, if the individual shareholder is claiming deduction of interest expenditures or he is a "substantial shareholder" at the time of the sale or at any time during the preceding twelve months period, such gain will be taxed at the rate of 30%. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered "business income" as defined in section 2(1) of the Ordinance are taxed at the marginal tax rates applicable to business income (up to 47% in 2022 plus 3% Surtax). Certain Israeli institutions who are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the shares.

Taxation of Israeli shareholders on receipt of dividends.

An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%. With respect to a person who is a "substantial shareholder" at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). If the recipient of the dividend is an Israeli resident corporation such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is liable to Israeli corporate tax. An exempt trust fund, pension fund or other entity that is exempt from tax under section 9(2) or section 129C(a)(1) of the Ordinance is exempt from tax on dividend.

Dividend distribution by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise is subject to beneficial withholding tax rates. For a further discussion, see "Certain Material Israeli Tax Considerations‑Law for the Encouragement of Capital Investments, 5719‑1959‑New tax benefits under the 2017 Amendment that became effective on January 1, 2017."

Taxation of non‑Israeli shareholders on receipt of dividends.

Non‑Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder's country of residence. With respect to a person who is a "substantial shareholder" at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the United States Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, Approved Enterprise or Beneficial Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to the outstanding voting rights and the gross income for the previous year (as set forth in the previous sentences) are met. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders' tax liability. Application for the reduced tax rate requires appropriate documentation presented and specific instruction received from the Israeli Tax Authorities to the extent tax is withheld at source at the maximum rates (see above), a qualified tax treaty recipient will have to comply with some administrative procedures with the Israeli Tax Authorities in order to receive back the excess tax withheld.

A foreign resident who had income from a dividend that was accrued from Israeli source, from which the full tax was deducted, will be exempt from filing a tax return in Israel, unless he is liable to additional Surtax (see below) in accordance with section 121B of the Ordinance.

Dividend distribution by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise is subject to beneficial withholding tax rates. For a further discussion, see "Certain Material Israeli Tax Considerations‑Law for the Encouragement of Capital Investments, 5719‑1959‑New tax benefits under the 2017 Amendment that became effective on January 1, 2017."

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index.

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

This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or brokers;

•	traders that elect to mark to market;

•	tax exempt entities or organizations;

•	"individual retirement accounts" and other tax deferred accounts;

•	certain former citizens or long term residents of the United States;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons that acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services;

•	persons holding our ordinary shares or warrants as part of a "hedging," "integrated" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes;

•	partnerships or other pass through entities and persons holding ordinary shares or warrants through partnerships or other pass through entities; or

•	holders that own directly, indirectly or through attribution 5% or more of the total voting power or value of all of our outstanding shares.

For purposes of this description, a "U.S. Holder" is a beneficial owner of our ordinary shares or warrants that, for U.S. federal income tax purposes, is:

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

Distributions on Ordinary Shares

Subject to the discussion below under "—Passive Foreign Investment Company Rules," if we make distributions of cash or property on the ordinary shares, the gross amount of such distributions (including any amount of foreign taxes withheld) will be treated for U.S. federal income tax purposes first as a dividend to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax‑free return of capital to the extent of the U.S. Holder's tax basis, with any excess treated as capital gain from the sale or exchange of the shares. If we do not provide calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussion below under "—Passive Foreign Investment Company Rules," dividends received by certain non‑corporate U.S. Holders (including individuals) may be "qualified dividend income," which is taxed at the lower applicable capital gains rate, provided that:

•
either (a) the shares are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;

•
we are neither a PFIC (as discussed below under below under "—Passive Foreign Investment Company Rules") nor treated as such with respect to the U.S. Holder for the taxable year in which the dividend is paid or the preceding taxable year;

•	the U.S. Holder satisfies certain holding period requirements; and

•	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There can be no assurances that we will be eligible for benefits of an applicable comprehensive income tax treaty between the United States and Israel. In addition, there also can be no assurance that the ordinary shares will be considered "readily tradable" on an established securities market in the United States in accordance with applicable legal authorities. Furthermore, we will not constitute a "qualified foreign corporation" for purposes of these rules if we are a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. See "—Passive Foreign Investment Company Rules." U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to the ordinary shares. Subject to certain exceptions, dividends on the ordinary shares will constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares generally will constitute "passive category income" but could, in the case of certain U.S. Holders, constitute "general category income."

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants.

Subject to the discussion below under "—Passive Foreign Investment Company Rules," a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of ordinary shares or warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder's adjusted tax basis in such ordinary shares and/or warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of ordinary shares or warrants generally will be capital gain or loss. A non‑corporate U.S. Holder, including an individual, who has held the ordinary shares and/or warrants for more than one year generally will be eligible for reduced tax rates for such long‑term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source gain or loss. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder may not be able to utilize foreign tax credits unless such U.S. Holder has foreign source income or gain in the same category from other sources. Moreover, there are special rules under the income tax treaty between the United States and Israel (the "Treaty"), which may impact a U.S. Holder's ability to claim a foreign tax credit. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder's particular circumstances.

Exercise or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a warrant for cash. A U.S. Holder's tax basis in ordinary shares received upon exercise of the warrant generally should be an amount equal to the sum of the U.S. Holder's tax basis in the warrant received therefore and the exercise price. The U.S. Holder's holding period for an ordinary share received upon exercise of the warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the warrant and will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such warrant generally will recognize a capital loss equal to such U.S. Holder's tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax‑deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder's basis in the ordinary shares received would equal the U.S. Holder's basis in the warrants exercised therefore. If the cashless exercise is not treated as a realization event, a U.S. Holder's holding period in the ordinary shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares would include the holding period of the warrants exercised therefore.

It is also possible that a cashless exercise of a warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under "—Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants." In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of ordinary shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the warrants deemed surrendered and (ii) the U.S. Holder's tax basis in such warrants deemed surrendered. In this case, a U.S. Holder's tax basis in the ordinary shares received would equal the sum of (i) U.S. Holder's tax basis in the warrants deemed exercised and (ii) the exercise price of such warrants. A U.S. Holder's holding period for the ordinary shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the warrants.

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

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a warrant would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder's proportionate interest in our assets or earnings and profits (for instance, through an increase in the number of ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the ordinary shares which is taxable to the U.S. Holders of such shares as described under "—Distributions on Ordinary Shares" above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrant received a cash distribution from us equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of the ordinary shares could be materially different from that described above, if we are treated as a PFIC for U.S. federal income tax purposes. A non‑U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

We believe we were a PFIC for our taxable year ending December 31, 2022, and based on the current and anticipated composition of the income, assets and operations of us and our subsidiaries, we believe there is significant risk that we will continue to be treated as a PFIC for our current taxable year as well. However, there can be no assurances in this regard, nor can there be any assurances with respect to our status as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether we are or any of our subsidiaries is treated as a PFIC is determined on an annual basis. The determination of whether we are or any of our subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our and our subsidiaries' shares and assets. Changes in the composition of our or any of our subsidiaries' income or composition of our or any of our subsidiaries' assets may cause us to be or become a PFIC for the current or subsequent taxable years. Moreover, the value of our assets (including unbooked goodwill) for purposes of the PFIC determination may be determined by reference to our market capitalization, which could fluctuate significantly (as was the case for our taxable year ending December 31, 2022). Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder owns ordinary shares or warrants, we would continue to be treated as a PFIC with respect to such investment unless (i) we ceased to be a PFIC and (ii) the U.S. Holder made a "deemed sale" election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its ordinary shares or warrants at their fair market value on the last day of the last taxable year in which we are classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the ordinary shares or warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to a U.S. Holder's ordinary shares or warrants, the U.S. Holder will be subject to special tax rules with respect to any "excess distribution" (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its ordinary shares (collectively the "Excess Distribution Rules"), unless the U.S. Holder makes a valid QEF election or mark‑to‑market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder's holding period for the ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ordinary shares;

•
the amount allocated to the current taxable year, and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which we may hold, directly or indirectly, that are PFICs (collectively, "Lower‑Tier PFICs"). There can be no assurance, however, that we do not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower‑Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC, a U.S. Holder of ordinary shares (but not warrants) may avoid taxation under the Excess Distribution Rules described above by making a "qualified electing fund" ("QEF") election. However, a U.S. Holder may make a QEF election with respect to its ordinary shares only if we provide U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. There can be no assurance, however, that we will timely provide such information for the current year or subsequent years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder's prior QEF election. In addition, U.S. Holders of warrants will not be able to make a QEF election with respect to their warrants.

In the event we are a PFIC, a U.S. Holder that makes a QEF election with respect to its ordinary shares would generally be required to include in income for each year that we are treated as a PFIC the U.S. Holder's pro rata share of our ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long‑term capital gains), without regard to the amount of any distributions made in respect of the ordinary shares. Any net deficits or net capital losses of ours for a taxable year would not be passed through and included on the tax return of the U.S. Holder, however. A U.S. Holder's basis in the ordinary shares would be increased by the amount of income inclusions under the qualified electing fund rules. Dividends actually paid on the ordinary shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder's basis in the ordinary shares by a corresponding amount.

If we own any interests in a Lower‑Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower‑Tier PFIC, subject to us providing the relevant tax information for each Lower‑Tier PFIC on an annual basis.

If a U.S. Holder does not make a QEF election (or a mark‑to‑market election, as discussed below) effective from the first taxable year of a U.S. Holder's holding period for the ordinary shares in which we are a PFIC, then the ordinary shares will generally continue to be treated as an interest in a PFIC, and the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the Excess Distribution Rules to its ordinary shares by making a "deemed sale" election. In that case, the U.S. Holder will be deemed to have sold the ordinary shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the Excess Distribution Rules described above. A U.S. Holder that is eligible to make a QEF election with respect to its ordinary shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder's timely filed tax return for the year in which the election becomes effective.

U.S. Holders should consult their own tax advisors as to the availability and desirability of a QEF election.

Alternatively, a U.S. Holder of "marketable stock" (as defined below) may make a mark‑to‑market election for its ordinary shares to elect out of the Excess Distribution Rules discussed above if we are treated as a PFIC. If a U.S. Holder makes a mark‑to‑market election with respect to its ordinary shares, such U.S. Holder will include in income for each year that we are treated as a PFIC with respect to such ordinary shares an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the U.S. Holder's taxable year over the adjusted basis in the ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark‑to‑market gains on the ordinary shares included in the U.S. Holder's income for prior taxable years. Amounts included in income under a mark‑to‑market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark‑to‑market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark‑to‑market gains for such ordinary shares previously included in income. A U.S. Holder's basis in the ordinary shares will be adjusted to reflect any mark‑to‑market income or loss. If a U.S. Holder makes a mark‑to‑market election, any distributions we make would generally be subject to the rules discussed above under "—Distributions on Ordinary Shares," except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of warrants will not be able to make a mark‑to‑market election with respect to their warrants.

The mark‑to‑market election is available only for "marketable stock," which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ordinary shares, which are currently listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules provided the ordinary shares remain listed on Nasdaq, but there can be no assurance that the ordinary shares will remain listed on Nasdaq or be "regularly traded" for purposes of these rules. Because a mark‑to‑market election cannot be made for equity interests in any Lower‑Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower‑Tier PFICs as described above, even if a mark‑to‑market election is made for us.

If a U.S. Holder does not make a mark‑to‑market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder's holding period for the ordinary shares in which we are a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark‑to‑market election with respect to the ordinary shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark‑to‑market election becomes effective, including with respect to any mark‑to‑market gain recognized at the end of that year. In subsequent years for which a valid mark‑to‑mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark‑to‑market with respect to its ordinary shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder's tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark‑to‑market election, as well as the impact of such election on interests in any Lower‑Tier PFICs.

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

Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends received by U.S. Holders of ordinary shares and the proceeds received on sale or other taxable disposition of ordinary shares or warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W‑9 provided to the paying agent of the U.S. Holder's broker) or is otherwise subject to backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer's U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

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

Interest Rate Risk

As of December 31, 2022, we had approximately $140.3 million of cash, cash equivalents, and short‑term investments in an ILS and US linked deposit. In addition, we had approximately $0.3 million of restricted cash primarily due to outstanding letters of credit established in connection with lease agreements for our facilities and to secure our credit card obligations. Our cash, cash equivalents, and short‑term and long‑term investments are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We do not believe a 10% increase or decrease in the relative value of the U.S. dollar would have a material impact on our operating results.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

In connection with the preparation of this report, an evaluation was carried out by certain members of Company management, with the participation of our Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company's disclosure controls and procedures (as defined in Securities and Exchange Commission's ("SEC") Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act")), as of December 31, 2022. Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

Although management has made significant progress in the design and implementation of IT and business process controls, management concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2022, due to the material weaknesses in our internal control over financial reporting described below. Notwithstanding the results of this evaluation, management believes that the consolidated financial statements in this Annual Report present, in all material aspects, the company's financial condition as reported, in conformity with U.S. Generally Accepted Accounting Principles ("US GAAP").

Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and the dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework (2013).

A material weakness is a deficiency, or a combination of deficiencies, within the meaning of Public Company Accounting Oversight Board ("PCAOB") Clarified Audit Standard No. 2201: An audit of internal control over financial reporting that is integrated with an audit of financial statements, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2022, management identified the following material weaknesses in internal controls:

(a) For a substantial portion of the year, management was unable to design and maintain effective controls over information technology general controls (ITGCs) for information systems and applications that are relevant to the preparation of the consolidated financial statements. Specifically, management did not design and maintain: sufficient user access controls to ensure appropriate segregation of duties and adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel; and program change management controls to ensure that information technology (IT) program and data changes affecting financial information technology applications and underlying accounting records were authorized, tested, and implemented appropriately. As a result, business process controls (automated and IT-dependent manual controls) that were dependent on the ineffective ITGCs, or that used data produced from systems impacted by the ineffective ITGCs were deemed ineffective at December 31, 2022; and

(b) Management did not have an adequate process and the resources in place to monitor and oversee the completion of its testing and assessment of the design and operating effectiveness of internal control over financial reporting in a timely manner.

As such, management determined that it did not fully implement components of the COSO framework, including elements of the control environment, information and communication, control activities and monitoring activities components, relating to: (i) providing sufficient and timely management oversight and ownership over the internal control evaluation process; (ii) hiring and training sufficient personnel to timely support the Company's internal control objectives; (iii) performing timely monitoring and oversight to ascertain whether the components of internal control are present and functioning effectively.

These deficiencies, together with other business process level control deficiencies, could result in material misstatements in the Company's financial statements and therefore constitute material weaknesses in internal controls. Based on these material weaknesses, the Company's management concluded that as of December 31, 2022, the Company's internal control over financial reporting was not effective.

Remediation Plan for the Material Weakness

Management is committed to the remediation of the material weaknesses described above, as well as the continued improvement of the Company's internal control over financial reporting. Management has implemented and continues to implement measures designed to ensure that control deficiencies contributing to the material weaknesses are remediated, such that these controls are designed, implemented, and operating effectively.

As of the date of this Annual Report, management is continuing to re-assess its internal controls in light of the Urgently Transaction, and is in the process of modifying processes designed to improve our internal control over financial reporting and remediate the control deficiencies that led to the material weaknesses, including but not limited to, (a) developing an execution plan and resourcing to test controls and providing timely feedback of any deficiencies noted to complete remediation, (b) establishing a training program for the entire organization to support ongoing execution of internal controls and adherence to control activities and (c) actively monitoring corrective actions and providing status reporting to leadership on the progress.

We will continue to evaluate and improve the internal controls over financial reporting and take additional measures to address control deficiencies. Management will test and evaluate the implementation of internal controls and revised processes to ascertain whether they are designed and operating effectively to provide reasonable assurance that they will prevent or detect a material error in our financial statements.

We believe that once these actions have been completed, it will remediate the material weaknesses. The material weaknesses will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that controls are operating effectively.

Our independent registered public accounting firm, Somekh Chaikin, a member of KPMG Global, has audited the consolidated financial statements included in this Annual Report. However, for as long as we are an "emerging growth company" under the JOBS act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404.

Changes in Internal Control Over Financial Reporting

There was no change in our internal controls over financial reporting during the year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting. Please read the section above relating to our remediation plan for the ongoing remediation steps taken by the Company to remediate the material weaknesses identified.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Jonathan Huberman and Yuval Cohen satisfy the "independence" requirements set forth in Rule 10A 3 under the Exchange Act. Our board of directors has also determined that Jonathan Huberman and Yuval Cohen is each considered an "audit committee financial expert" as defined in Item 16A of Form 20 F under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a Code of Ethics and Conduct that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Ethics and Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Ethics and Conduct, employee misconduct, conflicts of interest or other violations. Our Code of Ethics and Conduct is intended to meet the definition of "code of ethics" under Item 16B of 20‑F under the Exchange Act.

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

Item 16C. Principal Accounting Fees and Services

The consolidated financial statements of Otonomo Technologies Ltd. as of December 31, 2022 and 2021 appearing in this Annual Report have been audited by Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, located in Tel Aviv, Israel (PCAOB ID 1057).

The table below sets out the total amount of services rendered to us by Somekh Chaikin, a member firm of KPMG International, for services performed in the years ended December 31, 2022 and 2021, and breaks down these amounts by category of service:

	2022	2021
	(in thousands)
Audit Fees	$499	$365
Audit Related Fees	13	33
Tax Fees	91	219
Total	$603	$617

Audit Fees

Audit fees for the years ended December 31, 2022 and 2021 include the aggregate fees paid by us for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Audit Related Fees

Audit related fees for the year ended December 31, 2022 and 2021, are the aggregate fees paid for due diligence matters relating to the Business Combination, the Neura Acquisition and the Floow Acquisition.

Tax Fees

Tax fees for the years ended December 31, 2022 and 2021 are the aggregate fees paid for tax consultation and tax compliance services during each period.

Pre‑Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non‑audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee's pre‑approval policy.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant's Certifying Accountant

None.

Item 16G. Corporate Governance

We are a "foreign private issuer" (as such term is defined in Rule 3b‑4 under the Exchange Act) and our ordinary shares are listed on Nasdaq. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under Nasdaq listing standards. Under Nasdaq rules, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by Nasdaq with limited exceptions. We rely on this "home country practice exemption" with respect to the quorum requirement for shareholder meetings. As permitted under the Companies Law, pursuant to our Articles, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital required under Nasdaq corporate governance rules.

We follow Israeli corporate governance practice instead of the Nasdaq corporate governance rule which requires shareholder approval prior to an issuance of securities in connection with equity‑based compensation of officers, directors, employees, or consultants. Israeli corporate practices require shareholder approval of equity-based compensation of certain office holders, including our CEO, members of our Board of Directors and, as applicable, any controlling shareholder. Equity based compensation arrangements with office holders other than our CEO are approved by our compensation committee and our board of directors, provided they are consistent with our Compensation Policy, and in special circumstances in deviation therefrom, taking into account certain considerations as set forth in the Companies Law. We also follow Israeli corporate governance practice instead of the Nasdaq corporate governance rule requiring shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in Otonomo and certain acquisitions of the stock or assets of another company). Israeli corporate governance practice requires shareholder approval in respect of such transactions under different conditions than under the Nasdaq corporate governance rules.

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

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F‑1 of this Annual Report. The audit report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed /Furnished
1.1	Amended and Restated Articles of Association of Otonomo Technologies Ltd.	F‑1	333-259144	3.1	August 30, 2021
2.1	Description of Securities.	20-F	001-470744	2.1	March 31, 2022
4.1†	Form of Director and Officer Indemnification Agreement.	F‑4	333-254186	10.9	May 28, 2021
4.2†	Compensation Policy for Directors and Officers.	F‑4	333-254186	10.10	May 28, 2021
4.3†	2016 Share Award Plan of Otonomo Technologies Ltd.	F‑4	333-254186	10.7	May 28, 2021
4.4†	2021 Share Incentive Plan of Otonomo Technologies Ltd.	F‑4	333-254186	10.8	May 28, 2021
4.5†	Form of Option Award Agreement under the 2021 Otonomo Technologies Ltd.’s Equity Incentive Plan.	F‑4	333-254186	10.11	May 28, 2021
4.6†	Form of Restricted Stock Unit Agreement under the 2021 Otonomo Technologies Ltd.’s Equity Incentive Plan.	F‑4	333-254186	10.12	May 28, 2021
4.7	Warrant Agreement, dated as of September 14, 2020, between Continental Stock Transfer & Trust Company and Software Acquisition Group Inc. II.	F-4	333-254186	4.4	March 12, 2021
4.8	Amended and Restated Warrant Agreement, dated as of August 13, 2021, by and among Software Acquisition Group Inc. II, Otonomo Technologies Ltd., Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company.	F-1	333-259144	4.2	August 30, 2021
4.9	Registration Rights Agreement, dated as of January 31, 2021, by and among Otonomo Technologies Ltd., certain equityholders of Otonomo Technologies Ltd. and certain equityholders of Software Acquisition Group Inc. II.	F-4	333-254186	4.10	March 12, 2021
4.10	Confidentiality and Lockup Agreement, dated as of January 31, 2021, by and among Otonomo, certain equityholders and members of management of Otonomo and certain equityholders of Software Acquisition Group.	F‑4	333-254186	10.5	May 28, 2021

4.11	Agreement and Plan of Merger dated as of February 9, 2023, by and among Otonomo Technologies Ltd., Urgent.ly Inc. and U.O. Odyssey Merger Sub Ltd.	6-K	001-40744	99.1	February 10, 2023
4.12	Form of Voting Agreement dated as of February 9, 2023, by and among Otonomo Technologies Ltd., Urgent.ly Inc. and certain shareholders of Otonomo Technologies Ltd.	6-K	001-40744	99.2	February 10, 2023
8.1	List of Subsidiaries.	*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.	*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.	*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.	**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.	**
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, independent registered public accounting firm for Otonomo Technologies Ltd.	*
101. INS	XBRL Instance Document.	*
101. SCH	XBRL Taxonomy Extension Schema Document.	*
101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.	*
101. DEF	XBRL Taxonomy Definition Linkbase Document.	*
101. LAB	XBRL Taxonomy Extension Label Linkbase Document.	*
101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document	*

•	Filed herewith.

**	Furnished herewith.

†	Indicates management contract or compensatory plan or arrangement.

††	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

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

OTONOMO TECHNOLOGIES LTD.

Date: March 31, 2023	By:	/s/ Ben Volkow
Name: Ben Volkow
Title: Chief Executive Officer

Otonomo Technologies Ltd.

Consolidated Financial Statements
As of December 31, 2022

Otonomo Technologies Ltd.

Consolidated Financial Statements as of December 31, 2022

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 61006, Israel
+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Otonomo Technologies Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Otonomo Technologies Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in redeemable convertible preferred shares and shareholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2P to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2022, due to the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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
March 31, 2023

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Otonomo Technologies Ltd.

Consolidated Balance Sheets

(in USD thousands, except share and per share data)

	December 31	December 31
	2022	2021

Assets

Current assets
Cash and cash equivalents	22,448	207,842
Short-term restricted cash	346	237
Short-term deposits	62,262	-
Marketable securities	55,587	-
Trade receivables, net	1,271	1,077
Other receivables and prepaid expenses	3,043	2,683
Total current assets	144,957	211,839

Non-current assets
Other long-term assets	606	254
Property and equipment, net	1,043	725
Operating lease right-of-use assets, net	2,040	-
Intangible assets, net	-	9,621
Goodwill	-	37,000
Total non-current assets	3,689	47,600

Total assets	148,646	259,439

Liabilities and Shareholders' Equity

Current liabilities
Account payables	1,020	312
Other payables and accrued expenses	10,958	8,405
Deferred revenue	216	35
Current portion of operating lease liabilities	729	-
Current portion of contingent consideration	165	-
Total current liabilities	13,088	8,752

Non-Current liabilities
Warrants for ordinary shares	155	1,924
Operating lease liabilities, less current portion	1,225	-
Contingent consideration, less current portion	746	-
Other non-current liabilities	4	-
Total non-current liabilities	2,130	1,924

Total liabilities	15,218	10,676

Commitments and contingencies (Note 10)	-	-

Shareholders’ equity:
Ordinary shares, no par value; 450,000,000 shares authorized as of
December 31, 2022, and 2021; 141,880,227 and 132,214,733 shares issued
and outstanding as of December 31, 2022 and 2021, respectively;	-	-
Additional paid-in capital	370,412	349,825
Accumulated other comprehensive loss	(4,850)	-
Accumulated deficit	(232,134)	(101,062)
Total shareholders’ equity	133,428	248,763

Total liabilities and Shareholders' Equity	148,646	259,439
The accompanying notes are an integral part of the consolidated financial statements.

Otonomo Technologies Ltd.
Consolidated Statements of Operations and Comprehensive Loss

(in USD thousands, except share and per share data)

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2022	2021	2020

Revenues	6,992	1,723	394

Costs and operating expenses:
Cost of services	(3,367)	(953)	(336)
Cloud infrastructure	(4,777)	(2,814)	(1,262)
Research and development	(22,573)	(12,077)	(8,194)
Sales and marketing	(21,761)	(9,435)	(5,168)
General and administrative	(22,059)	(11,904)	(2,515)
Depreciation and amortization	(2,749)	(532)	(147)
Contingent consideration income	8,954	-	-
Impairment of goodwill	(49,686)	-	-
Impairment of intangible assets	(22,355)	-	-
Total costs and operating expenses	(140,373)	(37,715)	(17,622)

Operating loss	(133,381)	(35,992)	(17,228)

Financial income (expenses), net	2,455	5,280	(2,737)

Loss before income tax expense	(130,926)	(30,712)	(19,965)

Income tax expense	(146)	(222)	(76)

Net loss	(131,072)	(30,934)	(20,041)

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.95)	(0.45)	(0.65)

Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	138,362,785	69,222,905	30,674,263

Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(4,791)	-	-
Unrealized losses on available-for-sale marketable securities, net	(59)	-	-

Other comprehensive loss	(4,850)	-	-

Comprehensive loss	(135,922)	(30,934)	(20,041)

The accompanying notes are an integral part of the consolidated financial statements.

Otonomo Technologies Ltd.

Consolidated Statements of Changes in Redeemable Convertible Preferred Shares and Shareholders’ equity (deficit)

(in USD thousands, except share and per share data)

	Redeemable Convertible preferred shares		Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated Other Comprehensive Loss	Total Equity
	Number of	USD	Number of	USD	USD	USD	USD	USD
	Shares	thousands	Shares	thousands	thousands	thousands	thousands	thousands
Balance as of January 1, 2020	58,208,597	62,195	29,955,123	-	8,784	(50,087)	-	(41,303)

Issuance of redeemable convertible preferred shares, net	4,717,813	15,507	-	-	-	-	-	-

Issuance of shares in connection with stock-based compensation plans	-	-	1,533,798	-	133	-	-	133

Share based compensation	-	-	-	-	1,440	-	-	1,440

Comprehensive loss	-	-	-	-	-	(20,041)	-	(20,041)

Balance as of December 31, 2020	62,926,410	77,702	31,488,921	-	10,357	(70,128)	-	(59,771)

Exercise of warrants for redeemable convertible preferred shares	1,179,456	10,896	-	-	-	-	-	-

Conversion of redeemable convertible preferred shares	(64,105,866)	(88,598)	64,105,866	-	88,598	-	-	88,598

Issuance of ordinary shares in connection with PIPE offering, net	-	-	14,250,000	-	124,560	-	-	124,560

Recapitalization, net	-	-	15,576,479	-	88,843	-	-	88,843

Shares issued related to the business acquisitions	-	-	6,559,960	-	33,816	-	-	33,816

Issuance of shares in connection with stock-based compensation plans	-	-	233,507	-	44	-	-	44

Share based compensation	-	-	-	-	3,607	-	-	3,607

Comprehensive loss	-	-	-	-	-	(30,934)	-	(30,934)

Balance as of December 31, 2021	-	-	132,214,733	-	349,825	(101,062)	-	248,763

Shares issued related to the business acquisitions	-	-	6,462,086	-	10,691	-	-	10,691

Issuance of shares in connection with stock-based compensation plans	-	-	3,203,408	-	140	-	-	140

Share based compensation	-	-	-	-	9,756	-	-	9,756

Comprehensive loss	-	-	-	-	-	(131,072)	(4,850)	(135,922)

Balance as of December 31, 2022	-	-	141,880,227	-	370,412	(232,134)	(4,850)	133,428

The accompanying notes are an integral part of the consolidated financial statements.

Otonomo Technologies Ltd.

Consolidated Statements of Cash Flows

(in USD thousands, except share and per share data)

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2022	2021	2020
Cash flows from operating activities
Net loss	(131,072)	(30,934)	(20,041)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,749	532	147
Share based compensation	9,756	3,607	1,440
Revaluation of warrants	(1,769)	(5,259)	3,271
Impairment of Goodwill	49,686	-	-
Impairment of intangible assets	22,355	-	-
Contingent consideration income	(8,954)	-	-
Deferred tax expense (benefit)	(31)	(11)	3
Foreign currency translation loss	1,321	-	-
Investments interest receivables, amortization, and accretion	(1,490)	-	-
Other	-	-	134

Changes in operating assets and liabilities:
Trade receivables, net	639	(629)	(85)
Other receivables and prepaid expenses	731	(2,059)	574
Other payables and accrued expenses	140	1,886	99
Account payables	136	(252)	63
Deferred revenue	(167)	(242)	260
Other assets and liabilities	(403)	-	-

Net cash used in operating activities	(56,373)	(33,361)	(14,135)

Cash flows from investing activities
Purchases of property and equipment	(241)	(188)	(420)
Proceeds from short-term bank deposits, net	(61,549)	12,800	(1,393)
Investment in marketable securities	(55,000)	-	-
Other long-term assets, net	-	33	(19)
Payments for business acquisitions, net of cash acquired	(11,018)	(9,965)	-

Net cash provided by (used in) investing activities	(127,808)	2,680	(1,832)

Cash flows from financing activities
Proceeds from issuance of redeemable convertible preferred shares and warrants, net	-	-	19,967
Issuance of ordinary shares, net	-	223,732	-
Proceeds from exercise of share options	140	44	133

Net cash provided by financing activities	140	223,776	20,100

Foreign currency effect on cash and cash equivalents and short-term restricted cash	(1,244)	-	-

Net increase (decrease) in cash and cash equivalents and short-term restricted cash	(185,285)	193,095	4,133

Cash and cash equivalents and short-term restricted cash at the beginning of the year	208,079	14,984	10,851

Cash and cash equivalents and short-term restricted cash at the end of the year	22,794	208,079	14,984

Supplemental disclosures of cash flow information
Cash paid for income taxes, net of tax refunds	243	104	69

Non-cash investing activities:
Contingent consideration	9,865	-	-
Shares issued related to the business acquisitions	10,691	33,816	-

Non-cash financing activities:
Conversion of warrants to redeemable convertible preferred shares	-	10,896	-

The accompanying notes are an integral part of the consolidated financial statements.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 1 - General

Otonomo Technologies Ltd. (together with its subsidiaries, “Otonomo”, or the “Company”) was incorporated as an Israeli corporation in December 2015. The Company provides an automotive data service platform enabling car manufacturers, drivers, insurance carriers and service providers to be part of a connected ecosystem as well as mobility intelligence which transforms vast amounts of anonymized data and activity signals into actionable, impactful, and valuable insights.

On February 9, 2023, subsequent to the balance sheet date, the Company and Urgent.ly, Inc. (“Urgently”), a provider of digital roadside and mobility assistance technology and services, entered into a definitive agreement to merge and the Company will become a wholly owned subsidiary of Urgently. Upon closing of the transaction, holders of the Company’s ordinary shares will receive common stock of Urgently. The Company’s shareholders and other equity holders will own, in the aggregate, approximately 33% of the combined company on a fully diluted basis, subject to the determination of the final exchange ratio pursuant to the terms set forth in the definitive agreement. The transaction is expected to close in the third quarter of 2023, subject to the approval of the Company’s shareholders and the satisfaction of other customary closing conditions.

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

B.
Recapitalization

On August 13, 2021, the Company merged with Software Acquisition Group Inc. II (“SWAG”), a special purpose acquisition company, that resulted in SWAG becoming a wholly-owned subsidiary of the Company. The transaction was accounted for as a recapitalization as pre-combination Otonomo was determined to be the accounting acquirer under Financial Accounting Standards Board (FASB)’s Accounting Standards Codification Topic 805, Business Combinations (ASC 805). In connection with the recapitalization, all outstanding capital stock of the pre-combination Otonomo was converted into Company Ordinary Shares, representing a recapitalization, and the net assets of SWAG were acquired at historical cost, with no goodwill or intangible assets recorded.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (cont'd)

C.
Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements. As applicable to these consolidated financial statements, the most significant estimates relate to purchase price allocation including contingent consideration, recoverability of goodwill and intangible assets and fair value of warrant liability.

A number of estimates have been and will continue to be affected by global events and other longer-term macroeconomic conditions, including rising inflation and increasing interest rates. As a result, the accounting estimates and assumptions may change over time. These consolidated financial statements reflect the financial statement effects based upon management’s estimates and assumptions utilizing the most currently available information.

D.
Foreign Currency

The functional currency of the Company is the U.S. dollar. Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Accounting Standard Codification ("ASC") Topic 830 "Foreign Currency Matters." All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

The functional currency of the Company's United Kingdom subsidiary is the British Pound. Accordingly, the translation to U.S. dollars takes the balance sheet date exchange rates for assets and liabilities, historical rates of exchange for equity, and average exchange rates in the period for revenues and expenses. The effects of foreign currency translation adjustments are included in shareholders’ equity (deficit) as a component of accumulated other comprehensive loss in the accompanying consolidated balance sheets.

E.
Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash equivalents, restricted cash, short-term deposits, investment in marketable securities and account receivables. Most of the Company’s cash and cash equivalents and bank deposits are invested with banks in the U.S., Israel and Europe. Management believes that the credit risk with respect to the financial institutions that hold the Company’s cash, cash equivalents and bank deposits is low.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (cont'd)

F.
Cash, Cash equivalents and restricted cash

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Restricted cash includes cash that is legally restricted as to withdrawal or usage.

G.
Short-term deposits

Short-term deposits consist of bank deposits with an original maturity of greater than three months at the date of purchase. Short-term bank deposits are presented at their cost, including accrued interest.

H.
Marketable securities

Marketable securities consist of commercial paper, corporate bonds, and U.S. government and agency. The Company considers all of its marketable securities as available for use in current operations, including those with maturity dates beyond one year, and therefore classifies these securities within current assets on the consolidated balance sheets. Securities are classified as available for sale and are carried at fair, with the change in unrealized gains and losses, net of tax, reported as a separate component on the consolidated statements of comprehensive loss until realized. Realized gains and losses on sales of marketable securities, are included in financial income (expenses), net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income (expenses), net.

The Company's securities are reviewed for impairment in accordance with ASC Topic 320. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be Other-Than-Temporary Impairment (OTTI). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. Based on the above factors, the Company concluded that unrealized losses on its available-for-sale securities for the year ended 2022 were not OTTI.

I.
Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (cont'd)

I.	Fair Value Measurements (cont'd)

Level 2: Observable inputs that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

J.
Accounts Receivables, net

Accounts receivables are recorded at the invoiced amount and amounts for which revenue has been recognized but not invoiced, net of allowance for doubtful accounts. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of accounts.

As of December 31, 2022, and 2021, unbilled accounts receivables of $193 and $215 thousands, respectively, was included in account receivables, net, on the Company’s consolidated balance sheets. The allowance of doubtful accounts was not material for the periods presented.

K.
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

L.
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

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (cont'd)

M.
Business Combinations

The Company allocates the fair value of consideration transferred in a business combination to the assets acquired and liabilities assumed in the acquired business based on their fair values at the acquisition date. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred. The excess of the fair value of the consideration transferred over the fair value of the assets acquired, liabilities assumed in the acquired business is recorded as goodwill. Key assumptions include, but are not limited to, future expected cash flows, discount rates and profit margin that management believes a market participant would use in pricing the asset or liability. These assumptions are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which may not be later than one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. The fair value of the consideration transferred may include a combination of cash, equity securities and earn out payments. The Company includes the results of operations of the businesses that it has acquired in its consolidated results prospectively from the respective dates of acquisition.

The Company records obligations in connection with its business combinations at fair value on the acquisition date. Each reporting period thereafter, the Company revalues earn-out payments which are classified as contingent consideration liabilities and records the changes in their fair value in the consolidated statements of operations and comprehensive loss. Changes in the fair value of the obligations in connection with its business combinations mainly result from the Company’s shares price and sales and profitability targets. These fair value measurements represent Level 3 measurements, as they are based on significant inputs not observable in the market.

N.
Goodwill and Intangible Assets, net

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination and is allocated to reporting units expected to benefit from the business combination. Goodwill is not amortized but rather tested for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may not be recoverable. A qualitative assessment is performed to determine whether it is more likely than not that the fair value of its reporting unit is less than its carrying amount. If the reporting unit does not pass the qualitative assessment, the carrying amount of the reporting unit, including goodwill, is compared to fair value and goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. Any excess of the carrying value of the goodwill above its fair value is recognized as an impairment loss.

Intangible assets are amortized over the period of estimated benefit and estimated useful lives ranging from two to eight years. The Company reviews the carrying amounts for potential impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

During 2022, as a result of the decline in the quoted share price of the Company, an impairment loss was recognized for the entire goodwill and intangible assets. For information on key assumptions used in calculation of the recoverable amount, see Note 7.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (cont'd)

O.	Employee Benefit Plans

a)
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

b)
401(k) Savings Plan

The Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of the annual compensation on a pre-tax basis. Company contributions to the plan may be made as the discretion of the Board of Directors

P.
Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, “Leases (Topic 842),” which requires lessees to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets, and to recognize on the statements of operations the expenses in a manner similar to prior practice. The Company adopted Topic 842 using the modified retrospective method as of January 1, 2022 and elected the transition option that allows the Company not to restate the comparative periods in the financial statements in the year of adoption.

The Company determines if an arrangement is a lease at inception. The Company currently does not have any finance leases.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. Operating lease ROU assets include any prepaid lease payments.

Certain lease agreements in Israel include rental payments adjusted periodically for the Israeli consumer price index (“CPI”). The ROU and lease liability were calculated using the initial CPI and are not subsequently adjusted. For short-term leases with a term of 12 months or less, operating lease ROU assets and liabilities are not recognized and the Company records lease payments in the Consolidated Statements of Operations on a straight-line basis over the lease term.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (cont'd)

P.	Leases (cont'd)

The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, because the interest rate implicit in the Company’s leases is not readily determinable. The Company’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Company’s lease terms may include options to extend or terminate the lease. These options are reflected in the ROU asset and lease liability when it is reasonably certain that the Company will exercise the option. Operating lease expense is recognized on a straight-line basis over the lease term.

The adoption of the standard resulted in the recognition of right of use ("ROU") assets and lease liabilities of approximately $1.8 million, on January 1, 2022, for the headquarters in Israel.

Q.
Revenue Recognition

Revenues are recognized when control of services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The revenue comprised mainly of subscription fees from customers accessing the Company’s enterprise cloud computing services (“SaaS subscriptions”).

In addition, the Company provides customization, research, and analytical services to its customers, such professional services revenues are recognized as services are delivered.

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

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (cont'd)

Q.	Revenue Recognition (cont'd)

The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The Company evaluates the terms and conditions included within the customer’s contracts to ensure appropriate revenue recognition, including whether products and services are considered distinct performance obligations that should be accounted for separately versus together. For contracts with multiple performance obligations, the transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The Company determine standalone selling price by considering the historical selling price of these performance obligations in similar transactions as the well as other factors, including, but not limited to, competitive pricing of similar products, other software vendor pricing, industry publications and current pricing practices.

The Company’s SaaS subscriptions revenues consist primarily of fees to provide the Company’s customers access to its cloud-based platform, which includes routine customer support. Subscription service contracts do not provide customers with the right to take possession of the software, are cancelable, and do not contain general rights of return. The Company recognizes subscription revenues ratably over the contract term beginning on the commencement date of each contract, which is the date the Company makes the services available to the customers.

Subscription contracts typically have a term of up to three years and are based on fixed-fee and/or a pay per use basis. Certain pay per use contract includes minimum monthly or annual fees. For fixed-fee basis contracts, invoicing occurring in quarterly or monthly installments at the end of each period. Fixed or substantive minimum fees are recognized ratably over the term of the arrangement beginning on the date that the service is made available to the customer. For pay per use basis contracts, the Company applies the ‘as-invoiced’ practical expedient and recognizes revenue in the amount which is equivalent to the service rendered each month. Invoicing is normally done monthly at the end of each month.

Contract assets consist of unbilled accounts receivable, which occur when a right to consideration for the Company’s performance under the customer contract occurs before invoicing to the customer. The amount of unbilled accounts receivable included within accounts receivable, net, on the consolidated balance sheets.

Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. To the extent the Company bill customers in advance of the billing period commencement date, the trade receivable and corresponding deferred revenue amounts are netted to zero on the Company’s consolidated balance sheets, unless such amounts have been paid as of the balance sheet date. The current portion of the deferred revenue balance is recognized as revenue during the 12-month period after the balance sheet date.

Contract Balances

Of the $216 thousand of deferred revenue recorded as of December 31, 2022, the Company expects to recognize 100% as revenue during the year ended December 31, 2023.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (cont'd)

Q.	Revenue Recognition (cont'd)

Cost to Obtain a Contract

The Company capitalizes certain sales commissions as costs of obtaining a contract when they are incremental and if they are expected to be recovered. These costs are subsequently amortized consistently with the pattern of revenue recognition from contracts for which the commissions relate, over an estimated period of benefit. Deferred commission costs capitalized are periodically reviewed for impairment. There were no impairment losses recorded during the periods presented. For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these costs as incurred. Amortization expense of these costs are included in selling and marketing expenses.

As of December 31, 2022, the amount of deferred commissions was $273 and is included in other receivables and prepaid expenses and other long-term assets on the consolidated balance sheets. As of December 31, 2021, incremental costs of obtaining a contract that are eligible to capitalization, were immaterial.

R.
Cost of Services

Cost of services consists primarily of expenses related to purchasing of data from data suppliers, amounts paid to data suppliers under revenue sharing or fixed price arrangements, software licenses, and personnel-related costs associated with customer support and professional services, including salaries and benefits.

S.
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

T.
Research and Development

Research and development costs include personnel-related expenses associated with the Company’s engineering personnel responsible for the design, development and testing of its products, cost of development environments and tools, and allocated overhead. Research and development costs are expensed as incurred.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (cont'd)

U.
Share Based Compensation

Share based compensation expense related to share-based awards is recognized based on the fair value of the awards granted and recognized as an expense on a straight-line basis over the requisite service period for share options and restricted share units (“RSUs”). The Company measures compensation expense for options based on estimated fair values on the date of grant using the Black-Scholes option pricing model. This option pricing model requires estimates as to the option’s expected term and the price volatility of the underlying stock. The fair value of each RSU award is based on the fair value of the underlying ordinary shares on the grant date.

The Company records forfeitures for share-based awards and RSUs as they occur. If an employee forfeits an award because he fails to complete the requisite service period, the Company will reverse the compensation cost previously recognized in the period the award is forfeited.

V.
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

W.
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

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 2 - Summary of Significant Accounting Policies (cont'd)

W.	Net Loss Per Share (cont'd)

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

X.
Recently Adopted Accounting Pronouncements

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

In February 2016, the FASB issued ASU No. 2016-02, Leases, which requires lessees to put all leases on their balance sheets, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to current practice. The Company adopted this guidance and the related amendments on January 1, 2022. Refer to Notes 2P and 8.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740). The new guidance simplifies the accounting for income taxes by removing certain exceptions to the general principles and simplification of areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes. The Company adopted the guidance effective January 1, 2022, with no material impact on its consolidated financial statements.

Y.
Recently Issued Accounting Pronouncements

In June 2016, the FASB issued an ASU 2016-13, Topic 326, that supersedes the existing impairment model for most financial assets to a current expected credit loss model. The new guidance requires an entity to recognize an impairment allowance equal to its current estimate of all contractual cash flows the entity does not expect to collect. The guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022, with early adoption permitted. The Company is in the process of evaluating the effects of this standard on it the consolidated financial statements.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 3 - Business Combinations

Neura acquisition

On October 4, 2021, the Company acquired 100% of the share capital of Neura Inc. (“Neura”), a privately held company in the United States, which develops an artificial Intelligence (AI) platform that transforms behavioral data into actionable insights (“MI services”).

The total purchase consideration transferred for the Neura acquisition was $46.8 million:

(a)	$13.0 million in cash.
(b)	$33.8 million in equity for the fair value of 6,658,410 shares of the Company’s ordinary shares issued.

The following table summarizes the fair value of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
USD thousands

Net tangible assets and liabilities assumed (current and non-current)	(205)
Technology	10,021
Goodwill	37,000

Net assets acquired	46,816

Goodwill is primarily attributable to expected synergies arising from technology integration and expanded product availability to the Company’s existing and new customers. Goodwill is not deductible for income tax purpose.

The identified intangible asset acquired was developed technology in the amount of $10.0 million with an estimated useful life of 6 years.

The Floow acquisition

On April 14, 2022, the Company acquired 100% of the share capital of The Floow Limited (“The Floow”), a privately held company in the United Kingdom, a SaaS provider of connected insurance technology for major carriers globally.

The total purchase consideration transferred for The Floow acquisition was $31.4 million:

(a)	$10.8 million in cash
(b)	$10.7 million in equity for the fair value of 6,363,636 shares of the Company’s ordinary shares issued.
(c)
Contingent consideration of up to $12 million in cash and up to 6,545,454 of the Company’s ordinary shares, based on performance condition, which was evaluated as of the acquisition date, at a fair value of the amount of $9.9 million.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 3 - Business Combinations (cont'd)

The Floow acquisition (cont'd)

The following table summarizes the preliminary fair value of assets acquired and liabilities assumed as of the date of acquisition:

	Fair Value	Useful life
	USD thousand	In years

Net tangible assets and liabilities assumed (current
and non-current)	(1,355)
Customer Relationships	9,454	8
Technology	7,881	5
Trademark	435	2
Goodwill	14,934

	31,349

Goodwill is primarily attributable to expected synergies arising from customer relationships, the expanded product availability to the Company’s existing and new customers, technology integration, and trademark, and the benefits from combining the activity of the acquired entity with the Company. Goodwill is not deductible for income tax purposes.

Contingent Consideration

As part of the purchase agreement of The Floow, the Company is obligated to pay additional consideration to the former shareholders of The Floow, contingent upon achievement of certain future revenue over a period of 24 months following July 1, 2022, the additional consideration of up to $12.0 million in cash and up to 6,545,454 of the Company’s ordinary shares will be paid in 2 tranches every 12 months. In the event of a change of control of the Company, certain acceleration conditions may be triggered.

As of acquisition, the Company evaluated the contingent consideration liability related to the earnout provision in the amount of $9.9 thousand, which is reported in Current and Non-current contingent consideration in the accompanying consolidated balance sheets. The Company used a probability-weighted future cash flows approach to estimate the contingent consideration. The amount accrued was discounted to include the present value of the liability. Refer also to Note 5 in respect of subsequent measurement of the contingent consideration.

Pro Forma on acquisitions

The following unaudited pro forma financial information summarizes the combined results of operations for the Company, Neura and The Floow, as if the acquisitions had been completed on January 1, 2021. The unaudited pro forma financial information was as follows:

	Year Ended	Year Ended
	December 31	December 31
	2022	2021
	USD thousands	USD thousands
Revenue	8,591	10,109
Net loss	(121,462)	(40,063)

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 3 - Business Combinations (cont'd)

Pro Forma on acquisitions (cont'd)

The pro forma financial information for all periods presented above has been calculated after adjusting the results of Neura and The Floow to reflect the business combination accounting effects resulting from these acquisitions, including the amortization expense from acquired intangible assets, impairment of goodwill and intangible assets, and the share-based compensation expenses for unvested share options. The historical consolidated financial statements have been adjusted in the pro forma combined financial statements to give effect to pro forma events that are directly attributable to the business combination and factually supportable. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of 2021.

Note 4 - Segments and Entity-Wide Disclosure

Otonomo operates its business and reports its financial results in two segments:

(a)	Connected Vehicles – connected vehicle data platform, which provides customers access to vehicle data and other value-added services (“Connected Vehicle”), complemented by Mobility Intelligence platform (“MI services”).
(b)	Insurance related Services – connected insurance technology to insurance carriers, comprised of The Floow acquired activity.

The chief operating decision maker (“CODM”) reviews financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues and contributed profit by the two identified reportable segments, to make decisions about resources to be allocated to the segments and assess their performance.

In 2021, prior to the The Floow acquisition, Otonomo operated in one operating and reportable segment, the Connected Vehicles segment, therefore corresponding information for earlier periods is not applicable.

Otonomo’s CODM does not regularly review asset information by reportable segment and, therefore, Otonomo does not report asset information by reportable segment.

Segment loss is comprised of operating loss and does not include amortization, depreciation and certain other items.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 4 - Segments and Entity-Wide Disclosure (cont'd)

A.	Segment information

	Year ended December 31 2022
	Connected Vehicles	Insurance related Services	Total
	USD thousands	USD thousands	USD thousands
Revenues	3,078	3,914	6,992
Segment loss	(51,326)	(6,463)	(57,789)

Amounts not allocated to segments:
Depreciation and amortization			(2,749)
Contingent consideration income			8,954
Impairment of goodwill			(49,686)
Impairment of intangible assets			(22,355)
Share-based compensation			(9,756)
Operating loss			(133,381)
Financial income, net			2,455
Loss before income taxes			(130,926)

B.	Revenue by geographical region of the Company’s customers

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2022	2021	2020
	USD thousands	USD thousands	USD thousands
Americas	3,283	176	43
APAC	188	329	164
EMEA	3,521	1,218	187

Total revenues	6,992	1,723	394

C.	Property and equipment, net, and operating lease right-of-use assets, by geographic region

	December 31	December 31
	2022	2021
	USD thousands	USD thousands
United States	30	9
Israel	1,878	716
Europe	1,175	-

Total operating lease right-of-use assets, property and equipment, net	3,083	725

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 4 - Segments and Entity-Wide Disclosure (cont'd)

D.	Number of customers accounted for over 10% of the revenues

For the year ended December 31, 2022, the Company had two customers that accounted for 12% and 16% respectively, of its revenues. For the year ended December 31, 2021, the Company had three customers that accounted for 13%, 14% and 28%, respectively, of its revenues.

For the year ended December 31, 2020, the Company had two customers that accounted for 12% and 30%, respectively, of its revenues.

Note 5 - Fair Value Measurement

The Company's financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments, and classified in the tables below in one of the three categories described in note 2.I.:

	December 31, 2022			December 31, 2021
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	USD thousands
Money Market funds (1)	447	-	-	-	-	-
U.S. Treasury securities (1)	4,197	-	-	-	-	-
Corporate bonds (1)	-	32,516	-	-	-	-
Commercial papers (1)	-	7,030	-	-	-	-
U.S. government agency securities (1)	-	9,399	-	-	-	-
Foreign bonds (1)	-	1,700	-	-	-	-
Contingent consideration (2)	-	-	(911)	-	-	-
Warrants for ordinary shares (3)	-	-	(155)	-	-	(1,924)
	4,644	50,645	(1,066)	-	-	(1,924)

(1)	The following tables summarize the composition of marketable securities as of December 31, 2022:

	December 31, 2022
	Amortized Cost	Unrealized Gain/Losses	Fair Value
	USD thousands
Money market funds	447	-	447
Available-for-sale debt securities
Corporate bonds	32,562	(46)	32,516
Commercial papers	7,030	-	7,030
U.S. government agency securities	9,411	(12)	9,399
U.S. Treasury securities	4,198	(1)	4,197
Foreign bonds	1,700	-	1,700
Total	54,901	(59)	54,842
	55,348	(59)	55,289

Accrued interest in an amount of $298 thousands is included in marketable securities on the consolidated balance sheets as of December 31, 2022.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 5 - Fair Value Measurement (cont'd)

The following table summarizes the fair value and amortized cost of the available-for-sale debt securities by contractual maturity as of December 31, 2022:

	December 31, 2022
	Amortized Cost	Fair Value
	USD thousands
Due within one year	44,596	44,556
Due after one year through two years	10,305	10,286
Total	54,901	54,842

(2)	Contingent consideration represents liabilities recorded at fair value in connection with acquisitions, and thus represents a Level 3 measurement within the fair value hierarchy.

The following table sets forth a summary of the changes in the fair value of the contingent consideration:

USD thousands
Fair value as of January 1, 2022	-
Current year acquisitions, see note 3	9,865
Change in fair value	(8,954)
Fair value as of December 31, 2022	911

As of December 31, 2022, the Company evaluated the contingent consideration based on updated revenue growth assumptions, including the decline in the Company’s ordinary shares fair value, resulting with a decrease in the liability for contingent consideration of $8,954 thousands during 2022.

(3)
In connection with the Recapitalization, on August 13, 2021, the Company issued 5,200,000 private warrants. the warrants were classified as a liability measured at fair value, with changes in fair value each period reported in the consolidated statements of operations. Refer to note 11.

Other financial instruments consist mainly of cash and cash equivalents, deposits, receivables, and accounts payable. The fair value of these financial instruments approximates their carrying values.

Note 6 - Property and Equipment, net

Property and equipment consist of the following:

	December 31	December 31
	2022	2021
	USD thousands	USD thousands
Computer and software	839	498
Office furniture and equipment	513	376
Leasehold improvements	426	359
	1,778	1,233
Less - accumulated depreciation	(735)	(508)

Property and equipment, net	1,043	725

Depreciation expenses were $259 thousand, $132 thousand and $147 thousand for the years ended December 31, 2022, 2021, and 2020 respectively.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 7 - Goodwill and Intangible Assets, net

During the year ended December 31, 2022, the Company’s quoted share price declined significantly, the decrease in the Company’s market capitalization and lower than expected growth rate in each of the two reporting units were considered by management as indicators of potential impairment which required an impairment analysis. The analysis included revised revenue growth assumptions, operating profit margins and a revised cash flow projection, together with a reconciliation of the fair value of each of the reporting units to the Company’s market capitalization as of the day of the analysis. As a result, the Company recorded in 2022 goodwill impairment charges of $49.7 million, and intangibles impairment charges of $22.4 million, writing-off of the entire goodwill and the entire net intangibles assets as of the date of the analysis.

Changes in the carrying amount of the Company’s goodwill for the years ended December 31, 2022, and 2021 were as follows:

	2022	2021
	USD thousands	USD thousands

Balance on January 1,	37,000	-
Goodwill acquired	14,934	37,000
Currency translation adjustments	(2,248)	-
Impairment	(49,686)	-

Balance on December 31,	-	37,000

Changes in the carrying amount of the Company’s other intangible assets, net for the years ended December 31, 2022, and 2021 were as follows:

	2022	2021
	USD thousands	USD thousands

Balance on January 1,	9,621	-
Assets acquired:
Technology	7,881	10,021
Customer Relationships	9,454	-
Trademark	435	-
Amortization	(2,490)	(400)
Currency translation adjustments	(2,546)	-
Impairment	(22,355)	-

Balance on December 31,	-	9,621

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 8 - Operating Lease

The Company leases its headquarters in Israel. The lease agreement expired in December 2022, and contains a renewal option of 2 years, which was reasonably certain to be exercised and therefore are factored into our determination of lease payments. In Addition, the Company acquired operating lease right-of-use assets and liabilities in Sheffield, UK, through the recent business combination of The Floow, which their lease agreements will expire in September 2027 and December 2029.

The Company’s operating lease expenses are recognized on a straight-line basis. Operating lease cost for the twelve months ended December 31, 2022 were as follows:

December 31
2022
USD thousand
Operating lease cost:
Fixed payments and variable payments that depend on an index or rate	1,000
1,000

Cash flow and other information related to operating leases were as follows:

December 31
2022
USD thousand
Cash paid for amounts included in the measurement of lease liabilities	904
Right-of-use assets obtained in exchange for new operating lease liabilities	2,040

December 31
2022
Weighted-average remaining lease term of operating leases	3.71 years
Weighted average discount rate of operating leases	3.10%

Maturities of operating lease liabilities were as follows:

USD thousand
2023	742
2024	742
2025	183
2026	183
Thereafter	259

Total undiscounted minimum lease payments	2,109
Less: Imputed interest	(155)

1,954

Note 9 - Other Payables and Accrued Expenses

	December 31	December 31
	2022	2021
	USD thousands	USD thousands
Employees and related institutions	6,363	4,973
Vacation and convalescence	1,127	1,246
Accrued expenses and other	3,070	1,819
Government institutions	398	367

	10,958	8,405

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 10 - Commitments and Contingencies

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

Note 11 - Equity

A.	Recapitalization and Subscription Agreements

On August 13, 2021 (the “Closing Date”), the Company merged with SWAG. On the Closing Date, the following transactions occurred pursuant to the terms of the Merger, Subscription and Share Purchase agreements:

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

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 11 - Equity (cont'd)

A.    Recapitalization and Subscription Agreements (cont'd)

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

B. Ordinary shares

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of shares outstanding.

C. Redeemable Convertible Preferred Seed, A, B, C and C-1 Shares

Upon the consummation of the recapitalization transaction, all redeemable convertible preferred shares outstanding, totaling 64,105,866 shares, were automatically converted into an equivalent number of ordinary shares on a one-to-one basis and their carrying value of $88,598 thousand was reclassified into shareholders’ equity.

D. Warrants for redeemable convertible preferred shares

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

As the deemed liquidation preference provisions of the Redeemable Convertible Preferred C Shares were considered contingent redemption provisions that are not solely within the Company’s control, the Warrants had been presented as a liability, with a mark-to-market adjustment related to value of the Warrants being charged to the consolidated statements of operations as part of the financial income (expenses), net, every period. For the years ended December 31, 2021 and 2020, the Company recorded a financial expense of $3,165 thousand and $3,271 thousand relating to the warrant’s fair value increased in the periods, respectively.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 11 - Equity (cont'd)

D.   Warrants for redeemable convertible preferred shares (cont'd)

The exercise price of each Warrant was $0.0001 and therefore, the fair value of each Warrant is approximately equaled to the fair value of the underlined Redeemable Convertible Preferred C Share.

E. Warrants for ordinary shares

In connection with the Recapitalization, on August 13, 2021, the Company issued warrants to purchase an aggregate of up to 13,825,000 Company Ordinary Shares, of which 5,200,000 are private warrants. The private warrants include provisions for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant. Because the holder of the warrant is not an input into the pricing of a fixed-for-fixed option on equity shares, such a provision precludes the warrants from being indexed to the Company’s share, and thus the warrants were classified as a liability measured at fair value, with changes in fair value each period reported in the consolidated statements of operations. The Company measures the fair value of the private warrants using the Black and Scholes option pricing model. The fair value of the private warrants is considered a Level 3 fair value pursuant to ASC 820 “Fair Value” since valuation technique includes unobservable inputs.

The Black-Scholes assumptions used to value the private warrants are as follows:

	December 31	December 31
	2022	2021
Volatility	89.1%	41.0%
Risk-free interest rate	4.1%	1.2%
Expected dividends	0.0%	0.0%
Expected life (in years)	3.62	4.6

For the year ended December 31, 2022, and 2021, the Company recognized a financial income of $1,769 thousand and $8,424 thousand, respectively, to the consolidated statements of operations as part of the financial income (expenses), net, relating to the warrant’s fair value decreased in the period.

	December 31	December 31
	2022	2021

Value of warrant per share	$0.03	$0.37
Number of ordinary shares issuable upon exercise of warrants	5,200,000	5,200,000
Fair value of warrant liability (in USD thousand)	$155	$1,924

F. Share Based Compensation

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

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 11 - Equity (cont'd)

F. Share Based Compensation  (cont'd)

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

Share Options

A summary of the stock option activity for the year ended December 31, 2022, is as follows:

		Weighted
		average
	Number of Options	exercise price

Outstanding - January 1, 2021	9,166,946
Granted	754,988	$0.40
Forfeited	(97,123)	$0.62
Exercised	(233,507)	$0.18
Outstanding - December 31, 2021	9,591,304	$0.65
Forfeited	(638,932)	$1.11
Exercised	(916,310)	$0.15
Outstanding - December 31, 2022	8,036,062	$0.67
Exercisable at end of period	7,303,499	$0.26

The following table summarizes information about stock options outstanding at December 31, 2022:

	Options outstanding		Option exercisable
Exercise price	Number outstanding at December 31, 2022	Weighted average remaining contractual life (in years)	Number exercisable at December 31, 2022
$ 9.23	434,484	8.62	86,465
$ 1.11	199,138	7.07	152,183
$ 0.93	2,835	7.36	1,770
$ 0.64	882,757	7.54	555,280
$ 0.62	225,857	6.11	216,810
$ 0.47	47,937	5.09	47,937
$ 0.14	1,001,729	4.01	1,001,729
$ 0.07	502,342	5.04	502,342
$ 0.06	4,738,983	3.64	4,738,983
	8,036,062		7,303,499

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 11 - Equity (cont'd)

F. Share Based Compensation  (cont'd)

Share Options (cont'd)

The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions. No options were granted during 2022.

The Black-Scholes assumptions used to value the employee options at the grant dates during 2021 and 2020 were as follows:

	Year ended	Year ended
	December 31	December 31
	2021	2020
Volatility	40.6%-45.6%	38.3%-41.1%
Risk-free interest rate	0.6%-1.4%	0.4%-1.6%
Expected dividends	0.0%	0.0%
Expected life (in years)	5.8-6.1	5.5-6.1

Restricted Share Units ("RSU")

A summary of RSU activity and related information under the Company's equity incentive plan and the RSU award is as follows:

		Weighted
		Average grant
	Number of RSUs	date fair value

Balance at January 1, 2021	-
Granted	4,031,528	$5.21
Vested	(98,406)	$7.67
Forfeited	(94,257)	$5.60
Balance at December 31, 2021	3,838,865	$5.14
Granted	10,662,754	$1.12
Vested	(2,188,669)	$3.42
Forfeited	(1,747,698)	$3.91
Balance at December 31, 2022	10,565,252	$1.65

Share-Based Compensation Expenses

The share-based compensation expenses by line item in the accompanying Consolidated Statements of Operations is summarized as follows:

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2022	2021	2020
	USD thousands	USD thousands	USD thousands
Cost of Service	73	-	-
Research and development	2,105	1,103	771
Sales and marketing	3,025	737	406
General and administrative	4,553	1,767	263

	9,756	3,607	1,440

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 11 - Equity (cont'd)

F.	Share Based Compensation (cont'd)

Share-Based Compensation Expenses (cont'd)

The total unrecognized share-based compensation cost as of December 31, 2022, was $20.2 million, which will be recognized over a weighted-average period of 1.45 years. Subsequent to the balance sheet date, a significant portion of the share-based awards and RSUs were forfeited as result of the employment termination of employees. The Company accounts for forfeitures when the employee leaves the Company.

G.	Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive loss, net of taxes, for the year ended December 31, 2022:

	Unrealized losses on
	available- for-sale	Foreign currency
	marketable securities, net	translation adjustments	Total
	USD thousands

Balance as of January 1, 2022	-	-	-
Other comprehensive loss before reclassifications	59	4,791	4,850
Amounts reclassified from accumulated other comprehensive loss	-	-	-
Other comprehensive loss, net of tax	59	4,791	4,850
Balance as of December 31, 2022	59	4,791	4,850

During the years ended and as of December 31, 2021 and 2020, the Company did not have accumulated other comprehensive loss.

Note 12 - Income Taxes

A. Income tax rate

•	The corporate tax rate in Israel relevant to the Company is 23%.
•	The corporate tax rate in the UK relevant to the Company’s subsidiary is 19%.
•	The Company’s subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 12 - Income Taxes (cont'd)

B. Deferred taxes

The following table presents the significant components of the Company’s deferred tax assets and liabilities:

	December 31	December 31
	2022	2021
	USD thousands	USD thousands

Deferred tax assets:
Operating loss and tax credit carryforwards	51,675	30,882
Capitalized research and development expenses	2,098	2,061
Share based compensation	2,070	1,125
Accrued expenses and other items	244	596
Deferred tax assets	56,087	34,664
Valuation allowance	(55,929)	(32,408)
Deferred tax assets, net of valuation allowance	158	2,256

Deferred tax liabilities:
Intangible assets	-	(2,198)
Other items	(69)	-
Deferred tax liabilities	(69)	(2,198)

Net deferred taxes	89	58

The Company’s deferred tax assets and liabilities are included within other long-term assets and other non-current liabilities, respectively, on the consolidated balance sheets.

Based on the available evidence, management believes that it is more likely than not that certain of its deferred tax assets relating to net operating loss carryforwards and other temporary differences will not be realized and accordingly, a valuation allowance has been recognized.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 12 - Income Taxes (cont'd)

C. Income tax expense

The components of the loss before income tax expense were as follows:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2022	2021	2020
	USD thousands	USD thousands	USD thousands

Israel	(35,706)	(27,301)	(20,004)
Foreign	(95,220)	(3,411)	39
Total	(130,926)	(30,712)	(19,965)

Income tax expense was as follows:

Current:
Israel	133	87	-
Foreign	44	146	73
Total current tax expense	177	233	73

Deferred:
Foreign	(31)	(11)	3
Total deferred tax expense (benefit)	(31)	(11)	3

Total income tax expense	146	222	76

D. Reconciliation

A reconciliation of the amount of income tax benefit that would result from applying the Israeli statutory income tax rate to reported income tax expense is as follows:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2022	2021	2020
	USD thousands	USD thousands	USD thousands

Loss before income tax expense as reported in the consolidated statements of operations	(130,926)	(30,712)	(19,965)
Statutory income tax rate	23%	23%	23%
Theoretical income tax benefit	(30,113)	(7,063)	(4,592)

Foreign tax rate differentials	2,599	69	1
Non-deductible share-based compensation	1,939	837	288
Revaluation of warrants	(407)	(1,210)	752
Goodwill impairment	10,176	-	-
Contingent consideration income	(2,059)	-	-
Currency transactions gain	-	(1,069)	(1,602)
Change in valuation allowance	18,066	8,688	5,256
Other differences, net	(55)	(30)	(27)

Reported income tax expense	146	222	76

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 12 - Income Taxes (cont'd)

E. Operating loss carryforwards

As of December 31, 2022, the Company has net operating loss carryforwards in Israel of approximately $156 million that carry forward indefinitely.

As of December 31, 2022, the Company's subsidiaries have net operating loss carryforwards in the US of approximately $54.5 million and in the UK of approximately $22.5 million.

If not utilized, approximately $14 million of federal and state net operating loss carryforwards in the US will expire between the years ended 2033 and 2037. The U.S. subsidiaries’s utilization of federal net operating losses is subject to an annual limitation due to a “change in ownership,” as defined in Section 382 of the Code. The annual limitation may result in the expiration of net operating losses before utilization.

F. Accounting for uncertainty in income taxes

The Company has reviewed the tax positions taken, or to be taken, in its tax returns for all tax years currently open to examination by a taxing authority. As of December 31, 2022 and 2021, the Company has not recorded any material uncertain tax position liability.

G. Income tax assessments

The Company has final tax assessments for all years up to and including the tax year ended December 31, 2017.

Note 13 - Net Loss Per Share Attributable to Ordinary Shareholders

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2022	2021	2020
	In USD thousands, except share data

Numerator:
Net loss	(131,072)	(30,934)	(20,041)

Denominator:
Weighted-average shares used in computing net
loss per share attributable to ordinary
shareholders, basic and diluted	138,362,785	69,222,905	30,674,263

Net loss per share attributable to ordinary
shareholders, basic and diluted	(0.95)	(0.45)	(0.65)

Since the Company incurred net losses for each of the periods presented, diluted net loss per share is the same as basic net loss per share. All of the Company’s outstanding stock options and RSUs, as well as the warrants and convertible redeemable preferred shares were excluded in the calculation of diluted net loss per share as the effect would be anti-dilutive.

Otonomo Technologies Ltd.
Notes to the Consolidated Financial Statements as of December 31, 2022

Note 14 - Subsequent Events

A.	Merger agreement

See note 1 regarding the agreement signed on February 9, 2023, between the Company and Urgently.

B.	Notification of Noncompliance

Effective as of January 9, 2023, the Company moved the listing of its ordinary shares from the Nasdaq Global Market to the Nasdaq Capital Market and requested from Nasdaq an additional 180-day compliance period to meet the minimum bid price. On February 21, 2023, Nasdaq notified the Company that it had determined Otonomo was eligible for an additional 180-calendar day period, or until August 21, 2023, to regain compliance from the Listing Qualifications Department of Nasdaq, especially the minimum bid price requirement under the Nasdaq Listing Rules.